Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-212020

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Dear First Cash Stockholders and Cash America Shareholders:

The boards of directors of First Cash Financial Services, Inc. (“First Cash”) and Cash America International, Inc. (“Cash America”) have unanimously approved, and First Cash and Cash America have entered into, an Agreement and Plan of Merger, dated as of April 28, 2016 (the “merger agreement”), with respect to an all-stock, merger of equals transaction (the “merger”) between First Cash and Cash America. Pursuant to the terms of the merger agreement, Cash America will merge with and into Frontier Merger Sub, LLC, a wholly owned subsidiary of First Cash and a party to the merger agreement (“Merger Sub”), with Merger Sub being the surviving entity in the merger and remaining a wholly owned subsidiary of First Cash. Upon completion of the merger, First Cash and Cash America, and their respective subsidiaries, will operate as a combined company under the name FirstCash, Inc.

Upon completion of the merger, holders of Cash America common stock will be entitled to receive 0.840 shares of First Cash common stock for each share of Cash America common stock they hold (the “exchange ratio”). This exchange ratio will not be adjusted for changes in the market price of either First Cash common stock or Cash America common stock between the date of the merger agreement and completion of the merger.

Based on the estimated number of shares of First Cash common stock and Cash America common stock that will be outstanding immediately prior to the closing of the merger, upon such closing, First Cash stockholders immediately prior to the effective time of the merger will own approximately 58% of the combined company and Cash America shareholders immediately prior to the effective time of the merger will own approximately 42% of the combined company. The common stock of the combined company will continue to be listed on the NASDAQ Global Select Market (“NASDAQ”) under First Cash’s current symbol, “FCFS,” although the parties may agree to list the common stock of the combined company on the New York Stock Exchange following the completion of the merger as opposed to the NASDAQ.

First Cash and Cash America will each hold a special meeting of their stockholders to consider the proposed merger. At the special meeting of First Cash stockholders, First Cash stockholders will be asked to vote on a proposal to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger, a proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers and a proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger. At the special meeting of Cash America shareholders, Cash America shareholders will be asked to vote on a proposal to approve the merger agreement, a proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers and a proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

We cannot complete the merger unless the First Cash stockholders approve the share issuance proposal and the Cash America shareholders approve the merger agreement proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the First Cash special meeting or the Cash America special meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the applicable special meeting.

The First Cash board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of First Cash and its stockholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The First Cash board of directors unanimously recommends that First Cash stockholders vote FOR the proposal to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers and FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger.

The Cash America board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Cash America and its shareholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Cash America board of directors unanimously recommends that Cash America shareholders vote FOR the proposal to approve the merger agreement, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers and FOR the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

The obligations of First Cash and Cash America to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. This joint proxy statement/prospectus contains detailed information about First Cash, Cash America, the special meetings, the merger agreement and the merger. First Cash and Cash America encourage you to read this joint proxy statement/prospectus carefully and in its entirety, including the section entitled “Risk Factors” beginning on page 52.

We look forward to the successful combination of First Cash and Cash America.

Sincerely,	Sincerely,

Rick L. Wessel Chairman of the Board, Chief Executive Officer and President First Cash Financial Services, Inc.	T. Brent Stuart President and Chief Executive Officer Cash America International, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger and other transactions described in this joint proxy statement/prospectus, nor have they approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated August 1, 2016 and is first being mailed to First Cash and Cash America stockholders on or about August 3, 2016.

First Cash Financial Services, Inc.

690 East Lamar Boulevard

Suite 400

Arlington, Texas 76011

(817) 460-3947

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On August 31, 2016

To the Stockholders of First Cash:

We are pleased to invite you to attend a special meeting of stockholders of First Cash Financial Services, Inc. (“First Cash”) which will be held at First Cash’s corporate headquarters located at 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011, on August 31, 2016, at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve the issuance of shares of First Cash common stock to the shareholders of Cash America International, Inc. (“Cash America”) pursuant to the merger as contemplated by the Agreement and Plan of Merger, dated as of April 28, 2016 (the “merger agreement”), by and among First Cash, Cash America and Frontier Merger Sub LLC, a wholly owned subsidiary of First Cash, a copy of which is included as Annex A to this joint proxy statement/prospectus;

•	to consider and vote on a proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers, as described in this joint proxy statement/prospectus; and

•	to consider and vote on a proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

First Cash will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournments or postponements thereof.

Completion of the merger is conditioned on, among other things, approval of the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

The First Cash board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of First Cash and its stockholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The First Cash board of directors unanimously recommends that First Cash stockholders vote FOR the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers and FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

The First Cash board of directors has fixed the close of business on July 29, 2016 as the record date for determination of First Cash stockholders entitled to receive notice of, and to vote at, the First Cash special meeting or any adjournments or postponements thereof. First Cash’s issued and outstanding capital stock consists solely of outstanding shares of First Cash common stock. Accordingly, only holders of record of First Cash common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the First Cash special meeting or at any adjournments or postponements thereof. The issuance of shares of First Cash common stock requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on the proposal. Approval, on a non-binding basis, of specific compensatory arrangements relating to the merger between First Cash and its named executive officers requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on the proposal, although such vote will not be binding on First Cash or its board of directors or any of its committees. Adjournment of the First Cash special meeting requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on the proposal. A list of the names of First Cash stockholders of record will be available for ten days prior to the First Cash special meeting for any purpose germane to the special meeting during ordinary business hours at the office of First Cash’s Secretary at 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011. The First Cash stockholder list will also be available at the First Cash special meeting for examination by any stockholder present at such meeting.

Your vote is very important. Whether or not you expect to attend the First Cash special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible by either (i) logging onto www.proxyvote.com and following the instructions on your proxy card; (ii) dialing 1-800-690-6903 and listening for further directions; or (iii) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the First Cash special meeting. If your shares are held in the name of a bank, broker, trustee or other nominee, including an employee benefit plan trustee, please follow the instructions on the voting instruction card furnished by the record holder.

This joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement as well as a description of the proposed issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger. We urge you to read this joint proxy statement/prospectus, including the documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of First Cash common stock, please contact First Cash’s proxy solicitor:

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (855) 208-8903 (Toll Free)

info@okapipartners.com

By Order of the Board of Directors of

First Cash Financial Services, Inc.

Rick L. Wessel

Chairman of the Board, President and Chief Executive Officer

Arlington, Texas

August 1, 2016

Cash America International, Inc.

1600 West 7th Street

Fort Worth, Texas 76102

(817) 355-1100

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On August 31, 2016

To the Shareholders of Cash America:

We are pleased to invite you to attend a special meeting of shareholders of Cash America International, Inc. (“Cash America”) which will be held at Cash America’s corporate headquarters located at 1600 West 7th Street, Fort Worth, Texas 76102 on August 31, 2016 at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of April 28, 2016 (the “merger agreement”), by and among First Cash Financial Services, Inc. (“First Cash”), Cash America and Frontier Merger Sub LLC, a wholly owned subsidiary of First Cash, a copy of which is included as Annex A to this joint proxy statement/prospectus;

•	to consider and vote on a proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers, as described in this joint proxy statement/prospectus; and

•	to consider and vote on a proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Cash America will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournments or postponements thereof.

The Cash America board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Cash America and its shareholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Cash America board of directors unanimously recommends that Cash America shareholders vote FOR the proposal to approve the merger agreement, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers and FOR the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

The Cash America board of directors has fixed the close of business on July 29, 2016 as the record date for determination of Cash America shareholders entitled to receive notice of, and to vote at, the Cash America special meeting or any adjournments or postponements thereof. Cash America’s issued and outstanding capital stock consists solely of outstanding shares of Cash America common stock. Accordingly, only holders of record of Cash America common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Cash America special meeting or at any adjournments or postponements thereof. Approval of the merger agreement requires the affirmative vote of holders of at least two-thirds (2/3) of the outstanding shares of Cash America common stock entitled to vote on the proposal. Approval, on a non-binding advisory basis, of specific compensatory arrangements relating to the merger between Cash America and its named executive officers requires the affirmative vote of holders of a majority of the outstanding shares of Cash America common stock entitled to vote on, and that voted for, against or expressly abstained with respect to, the proposal, although such vote will not be binding on Cash America or its board of directors or any of its committees. Approval of the proposal of any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Cash America common stock entitled to vote on, and that voted for, against or expressly abstained with respect to, the proposal. A list of the names of Cash America shareholders of record arranged in alphabetical order, with the address of and number of shares held by each Cash America shareholder, will be available for ten days prior to the Cash America special meeting during usual business hours at Cash America’s headquarters, 1600 West 7th Street, Fort Worth, Texas 76102. The Cash America shareholder list will also be available at the Cash America special meeting for examination by any shareholder present at such meeting.

Your vote is very important. Whether or not you expect to attend the Cash America special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible by either: (i) logging onto www.proxyvote.com and following the instructions on your proxy card; (ii) dialing 1-800-690-6903 and listening for further directions; or (iii) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Cash America special meeting. If your shares are held in a Cash America benefit plan or in the name of a broker, bank, trustee or other nominee, please follow the instructions on the voting instruction card furnished by the record holder, as appropriate.

This joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read this joint proxy statement/prospectus, including the documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Cash America common stock, please contact Cash America’s proxy solicitor:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (800) 248-7605

By Order of the Board of Directors of

Cash America International, Inc.

J. Curtis Linscott

Executive Vice President, General Counsel and Secretary

Fort Worth, Texas

August 1, 2016

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about First Cash and Cash America from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company’s proxy solicitor at the following addresses and telephone numbers:

1212 Avenue of the Americas, 24th Floor New York, New York 10036 + 1 (212) 297-0720 (Main) + 1 (855) 208-8903 (Toll Free) info@okapipartners.com	1290 Avenue of the Americas, 9th Floor New York, NY 10104 Banks, Brokers and Shareholders Call Toll-Free (800) 248-7605

You may also obtain any of the documents incorporated by reference into this joint proxy statement/prospectus without charge through the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov. In addition, you may obtain copies of documents filed by First Cash with the SEC by accessing First Cash’s website at www.firstcash.com under the tab “Investors” and then under the tab “SEC Filings.” You may also obtain copies of documents filed by Cash America with the SEC by accessing Cash America’s website at www.cashamerica.com under the tab “Investor Relations” and then under the tab “SEC Filings.”

We are not incorporating the contents of the websites of the SEC, First Cash, Cash America or any other entity into this joint proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites only for your convenience.

If you would like to request any documents, please do so by August 24, 2016 in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 167.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by First Cash, constitutes a prospectus of First Cash under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of First Cash common stock to be issued to Cash America shareholders pursuant to the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both First Cash and Cash America under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of First Cash stockholders and a notice of meeting with respect to the special meeting of Cash America shareholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated August 1, 2016. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date of the joint proxy statement/prospectus. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our mailing of this joint proxy statement/prospectus to First Cash stockholders or Cash America shareholders nor the issuance by First Cash of shares of common stock pursuant to the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus regarding First Cash has been provided by First Cash, and information contained in this joint proxy statement/prospectus regarding Cash America has been provided by Cash America.

All references in this joint proxy statement/prospectus to “First Cash” refer to First Cash Financial Services, Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to “Cash America” refer to Cash America International, Inc., a Texas corporation; all references to “Merger Sub” refer to Frontier Merger Sub LLC, a Texas limited liability company and wholly owned subsidiary of First Cash formed for the sole purpose of effecting the merger; and all references to “FirstCash” or the “combined company” refer to FirstCash, Inc., as First Cash will be re-named as of the effective time of the merger. Unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we,” “our” and “us” refer to First Cash and Cash America collectively; all references to the “First Cash and Cash America stockholders” refer to the First Cash stockholders and the Cash America shareholders collectively; and, unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of April 28, 2016, by and among First Cash, Cash America and Merger Sub, a copy of which is included as Annex A to this joint proxy statement/prospectus.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of First Cash or a shareholder of Cash America, may have regarding the merger and the other matters being considered at the special meetings and the answers to those questions. First Cash and Cash America urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	First Cash and Cash America have agreed to combine in an all-stock, merger of equals transaction pursuant to the terms of the merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

In order to complete the merger, among other things:

•	First Cash stockholders must approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger; and

•	Cash America shareholders must approve the merger agreement.

First Cash and Cash America will hold separate special meetings of their respective stockholders to obtain these approvals. This joint proxy statement/prospectus, including its Annexes, contains and incorporates by reference important information about First Cash, Cash America, the special meetings, the merger agreement and the merger. You should read all the available information carefully and in its entirety.

Q:	What will stockholders receive in the merger?

A:	First Cash Stockholders: If the merger is completed, First Cash stockholders will not receive any merger consideration and will continue to hold their existing shares of First Cash common stock.

Cash America Shareholders: If the merger is completed, holders of Cash America common stock will receive 0.840 shares of First Cash common stock for each share of Cash America common stock they hold at the effective time of the merger. Cash America shareholders will not receive any fractional shares of First Cash common stock in the merger. Instead, Cash America shareholders will receive cash in lieu of any fractional shares of First Cash common stock that the Cash America shareholders would otherwise have been entitled to receive.

Q:	What is the value of the merger consideration?

A:	Because First Cash will issue 0.840 shares of First Cash common stock, and pay cash in lieu of any fractional shares of First Cash common stock, in exchange for each share of Cash America common stock held by the Cash America shareholders, the market value of the merger consideration that the Cash America shareholders will receive will depend on the price per share of First Cash common stock at the effective time of the merger. That price will not be known at the time of the Cash America special meeting or the First Cash special meeting and may be less or more than the current market price or the market price at the time of the special meetings. We urge you to obtain current market quotations of First Cash common stock and Cash America common stock. See also “Comparative Stock Price Data and Dividends” beginning on page 48.

Q:	What percentage of the combined company will First Cash stockholders and Cash America shareholders, respectively, own following the merger?

A:	Upon completion of the merger, First Cash stockholders immediately prior to the effective time of the merger will own approximately 58% of the combined company and Cash America shareholders immediately prior to the effective time of the merger will own approximately 42% of the combined company.

Q:	When and where will the special stockholders meetings be held?

A:	First Cash Stockholders: The special meeting of First Cash stockholders will be held at First Cash’s corporate headquarters located at 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011 on August 31, 2016, at 10:00 a.m., local time.

Cash America Shareholders: The special meeting of Cash America shareholders will be held at Cash America’s corporate headquarters located at 1600 West 7th Street, Fort Worth, Texas 76102 on August 31, 2016, at 10:00 a.m., local time.

If you wish to attend your respective company’s special meeting, you must bring photo identification. If you hold your shares through a bank, broker, trustee or other nominee, including an employee benefit plan trustee, you must also bring proof of ownership such as the voting instruction form from your broker or other nominee or an account statement.

Q:	Who is entitled to vote at the special stockholders meetings?

A:	First Cash Stockholders: The record date for the First Cash special meeting is July 29, 2016. Only holders of record of outstanding shares of First Cash common stock as of the close of business on the record date are entitled to notice of, and to vote at, the First Cash special meeting or any adjournments or postponements of the First Cash special meeting.

Cash America Shareholders: The record date for the Cash America special meeting is July 29, 2016. Only holders of record of outstanding shares of Cash America common stock as of the close of business on the record date are entitled to notice of, and to vote at, the Cash America special meeting or any adjournments or postponements of the Cash America special meeting.

Q:	What am I being asked to vote on and why is this approval necessary?

A:	First Cash Stockholders: First Cash stockholders are being asked to vote on the following proposals:

(1)	to approve the issuance of First Cash common stock to the Cash America shareholders pursuant to the merger agreement;

(2)	to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers; and

(3)	to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

Approval by First Cash stockholders of the share issuance proposal is required to complete the merger.

Cash America Shareholders: Cash America shareholders are being asked to vote on the following proposals:

(1)	to approve the merger agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus;

(2)	to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers; and

(3)	to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Approval by Cash America shareholders of the proposal to approve the merger agreement is required to complete the merger.

Q:	What vote is required to approve each proposal at the First Cash Special Meeting?

A:	First Cash share issuance proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on the proposal. Abstentions will have the effect of a vote AGAINST this proposal. Failures to vote and broker non-votes, which are described below, will have no effect on the outcome of any vote on this proposal.

Non-binding, advisory, First Cash merger-related compensation proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on this proposal. Abstentions will have the effect of a vote AGAINST this proposal. Failures to vote and broker non-votes will have no effect on the outcome of any vote on this proposal. Because the vote regarding these specific merger-related compensatory arrangements between First Cash and its named executive officers is advisory only, it will not be binding on First Cash or, following completion of the merger, the combined company. Accordingly, if the merger is completed, the First Cash named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the merger, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the First Cash stockholders.

First Cash adjournment of special meeting proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on this proposal. Abstentions will have the effect of a vote AGAINST this proposal. Failures to vote and broker non-votes will have no effect on the outcome of any vote on this proposal.

Q:	What vote is required to approve each proposal at the Cash America Special Meeting?

A:	Cash America merger agreement proposal: Approval of this proposal requires the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Cash America common stock entitled to vote on this proposal. Failures to vote, abstentions and broker non-votes will have the effect of a vote AGAINST this proposal.

Non-binding, advisory, Cash America merger-related compensation proposal: Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cash America common stock entitled to vote on, and voted for, against or expressly abstained with respect to, this proposal. Abstentions will have the effect of a vote AGAINST this proposal. Failures to vote and broker non-votes will have no effect on the outcome of any vote on this proposal. Because the vote regarding these specific merger-related compensatory arrangements between Cash America and its named executive officers is advisory only, it will not be binding on Cash America or, following completion of the merger, the combined company. Accordingly, if the merger is completed, the Cash America named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the merger, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the Cash America shareholders.

Cash America adjournment of special meeting proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cash America common stock entitled to vote on, and voted for, against or expressly abstained with respect to, this proposal. Abstentions will have the effect of a vote AGAINST this proposal. Failures to vote and broker non-votes will have no effect on the outcome of any vote on this proposal.

Q:	What constitutes a quorum at the special stockholders meetings?

A:	First Cash Stockholders: The holders of a majority of the shares of common stock entitled to vote at the First Cash special meeting must be present in person or by proxy to constitute a quorum for the transaction of business at the First Cash special meeting. The holders of a majority of the shares of common stock entitled to vote and present in person or by proxy at any meeting of First Cash stockholders, whether or not a quorum is present, may adjourn such meeting to another time and place. At any such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the original meeting. No notice of an adjourned meeting need be given, other than announcement at the meeting, unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Abstentions will be included in the calculation of the number of shares of First Cash common stock present at the special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes, which are described below, will not be included in the calculation of the number of shares of First Cash common stock present at the special meeting for purposes of determining whether a quorum has been achieved.

Cash America Shareholders: The holders of a majority of the shares of common stock entitled to vote at the Cash America special meeting must be represented in person or by proxy at the Cash America special meeting to constitute a quorum for the transaction of business at the Cash America special meeting. The holders of a majority of the shares of common stock represented in person or by proxy at any meeting of Cash America shareholders at which a quorum is not present may adjourn such meeting to another time and place. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the original meeting. No notice of an adjourned meeting, other than announcement at the meeting, need be given.

Abstentions will be included in the calculation of the number of shares of Cash America common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes, which are described below, will not be included in the calculation of the number of shares of Cash America common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

Q:	How does the First Cash board of directors recommend that First Cash stockholders vote?

A:	The First Cash board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of First Cash and its stockholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The First Cash board of directors unanimously recommends that the First Cash stockholders vote:

•	FOR the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger;

•	FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers; and

•	FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

Q:	How does the Cash America board of directors recommend that Cash America shareholders vote?

A:	The Cash America board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Cash America and its shareholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Cash America board of directors unanimously recommends that Cash America shareholders vote:

•	FOR the proposal to approve the merger agreement;

•	FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers; and

•	FOR the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Q:	How do I vote if I am a stockholder of record?

A:	If you are a stockholder of record of First Cash as of July 29, 2016, which is referred to as the First Cash record date, or a shareholder of record of Cash America as of July 29, 2016, which is referred to as the Cash America record date, you may submit your proxy before your respective company’s special meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record, you may also cast your vote in person at your respective company’s special meeting.

If your shares are held in “street name,” through a broker, bank, trustee or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote in person at the meeting will need to obtain a “legal proxy” form from their broker, bank, trustee or other nominee.

Q:	How many votes do I have?

A:	First Cash Stockholders: Holders of First Cash common stock are entitled to one vote for each share owned as of the close of business on the First Cash record date. As of the close of business on the First Cash record date, there were 28,243,229 shares of First Cash common stock outstanding and entitled to vote at the First Cash special meeting.

Cash America Shareholders: Holders of Cash America common stock are entitled to one vote for each share owned as of the close of business on the Cash America record date. As of the close of business on the Cash America record date, there were 24,025,196 shares of Cash America common stock outstanding and entitled to vote at the Cash America special meeting.

Q:	My shares are held in “street name” by my broker, bank, employee benefit plan trustee or other nominee. Will my broker, bank, trustee or other nominee automatically vote my shares for me?

A:

No. If your shares are held in the name of a broker, bank, employee benefit plan trustee or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” You are not the “record holder” of such shares. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank, employee benefit plan trustee or other nominee. As the beneficial holder, you generally have the right to direct your broker, bank, employee benefit plan trustee or other nominee as to how to vote your shares by providing them with voting instructions. If you do not provide voting instructions, your shares will not be voted on any proposal, as your broker, bank, employee benefit plan trustee or other nominee will not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus. This is often called a “broker non-vote.”

In connection with the First Cash special meeting, broker non-votes, if any, will have no effect on the outcome of any of the proposals at the First Cash special meeting.

In connection with the Cash America special meeting:

•	Broker non-votes, if any, will have the same effect as a vote AGAINST the proposal to approve the merger agreement; and

•	Broker non-votes, if any, will have no effect on the outcome of the non-binding, advisory, Cash America merger-related compensation proposal or the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies.

Because none of the proposals to be voted on at the First Cash special meeting or the Cash America special meeting are routine matters for which brokers have discretionary authority, First Cash and Cash America do not expect there to be any broker non-votes at their respective special meetings. You should therefore provide your broker, bank, employee benefit plan trustee or other nominee with instructions as to how to vote your shares of First Cash common stock or Cash America common stock.

First Cash 401(k) Plan: If your shares are held in First Cash’s 401(k) plan, you may also vote as set forth above, except that plan participants may not vote their plan shares in person at the First Cash special meeting. If you provide voting instructions by Internet, telephone or written proxy card, the plan’s trustee will vote your shares as you have directed. If you do not provide specific voting instructions, your shares will be voted in the same proportion as shares for which the trustee has received instructions. Please note that you must submit voting instructions no later than August 26, 2016 at 11:59 p.m. Eastern Time in order for your shares to be voted by the trustee at the First Cash special meeting in accordance with your instructions.

Please follow the voting instructions provided by your broker, bank, trustee or other nominee so that it may vote your shares on your behalf. Please note that you may not vote shares held in “street name” by returning a proxy card directly to First Cash or Cash America or by voting in person at your special meeting unless you first obtain a proxy from your broker, bank, trustee or other nominee.

Cash America 401(k) Plan: If your shares are held in Cash America’s 401(k) plan, you may also vote as set forth above, except that plan participants may not vote their plan shares in person at the Cash America special meeting. If you provide voting instructions by Internet, telephone or written proxy card, the plan’s trustee will vote your shares as you have directed. If you do not provide specific voting instructions, your shares will be voted in the same proportion as shares for which the trustee has received instructions. Please note that you must submit voting instructions no later than August 26, 2016 at 11:59 p.m. Eastern Time in order for your shares to be voted by the trustee at the Cash America special meeting in accordance with your instructions.

Please follow the voting instructions provided by your broker, bank, trustee or other nominee so that it may vote your shares on your behalf. Please note that you may not vote shares held in “street name” by returning a proxy card directly to First Cash or Cash America or by voting in person at your special meeting unless you first obtain a proxy from your broker, bank, trustee or other nominee.

Q:	What will happen if I abstain from voting or I fail to vote?

A:	First Cash Stockholders: If you are a First Cash stockholder and you vote to abstain, it will have the same effect as a vote AGAINST each of the proposals at the First Cash special meeting. If you are a First Cash stockholder and you fail to vote, it will have no effect on the outcome of any vote on any of the proposals at the First Cash special meeting.

Cash America Shareholders: If you are a Cash America shareholder and you vote to abstain, it will have the same effect as a vote AGAINST each of the proposals at the Cash America special meeting. If you are a Cash America shareholder and you fail to vote, either in person or by proxy, or fail to instruct your nominee how to vote, it will have the same effect as a vote AGAINST the proposal to approve the merger agreement but will have no effect on the outcome of any vote on the non-binding, advisory Cash America merger-related compensation proposal or the proposal to approve any motion to adjourn the Cash America special meeting.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	First Cash Stockholders: If you properly complete and sign your proxy card but do not indicate how your shares of First Cash common stock should be voted on a matter, the shares of First Cash common stock represented by your proxy will be voted as the First Cash board of directors recommends and, therefore:

•	FOR the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger;

•	FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers; and

•	FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

Cash America Shareholders: If you properly complete and sign your proxy card but do not indicate how your shares of Cash America common stock should be voted on a matter, the shares of Cash America common stock represented by your proxy will be voted as the Cash America board of directors recommends and, therefore:

•	FOR the proposal to approve the merger agreement;

•	FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers; and

•	FOR the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Q:	Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?

A:	Yes.

If you are a holder of record of either First Cash or Cash America shares: If you are a holder of record of either First Cash or Cash America common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at your respective special meeting. You can do this in one of three ways:

•	timely delivering a signed written notice of revocation to the Secretary of First Cash or the Secretary of Cash America, as applicable;

•	timely delivering a new, valid proxy for First Cash or Cash America, as applicable, bearing a later date by submitting instructions through the Internet, by telephone or by mail as described on the applicable proxy card; or

•	attending your special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person. Simply attending the First Cash special meeting or the Cash America special meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by First Cash or Cash America, as applicable, no later than the beginning of the applicable special meeting. If you have submitted a proxy for your shares by telephone or via the Internet, you may revoke your prior telephone or Internet proxy by any manner described above if you submit your revocation prior to 11:59 p.m. Eastern Time on August 30, 2016 (the day before the First Cash and Cash America special meetings).

If you hold shares of either First Cash or Cash America in “street name”: If your shares are held in “street name,” you must contact your broker, bank, trustee or other nominee to change your vote.

Q:	What are the U.S. federal income tax consequences of the merger to U.S. holders of Cash America common stock?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Provided that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the holders of Cash America common stock generally should not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Cash America common stock for shares of First Cash common stock in the merger, except with respect to any cash received in lieu of fractional shares of First Cash common stock. A holder of Cash America common stock generally will recognize gain or loss with respect to cash received in lieu of a fractional share of First Cash common stock in the merger measured by the difference, if any, between the amount of cash received for such fractional share and the holder’s tax basis in such fractional share. The obligations of First Cash and Cash America to complete the merger are subject to, among other conditions described in this joint proxy statement/prospectus and the merger agreement, which is included as Annex A to this joint proxy statement/prospectus, the receipt by each of First Cash and Cash America of the opinion of its counsel to the effect that (i) the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the merger should not prevent that certain distribution of 80% of the outstanding shares of Enova International, Inc. (“Enova”), a former wholly owned subsidiary of Cash America, by Cash America to its shareholders in November 2014 (the “Enova spin transaction”) from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code.

You should read “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — U.S. Federal Income Tax Consequences of the Merger” beginning on page 122 for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your own tax advisor to determine the tax consequences of the merger to you.

Q:	When do you expect the merger to be completed?

A:	First Cash and Cash America are working to complete the merger as soon as practicable and expect the closing of the merger to occur in the third quarter of 2016. However, the merger is subject to the satisfaction or waiver of certain conditions, including obtaining the required approval of the stockholders of First Cash and Cash America, and it is possible that factors outside the control of First Cash and Cash America could result in the merger being completed at a later time or not at all.

Q:	Do I need to do anything with my shares of common stock other than voting for the proposals at the special meeting?

A:	First Cash Stockholders: If you are a First Cash stockholder, after the merger is completed, you are not required to take any action with respect to your shares of First Cash common stock.

Cash America Shareholders: If you are a Cash America shareholder, after the merger is completed, each share of Cash America common stock you hold will be converted automatically into the right to receive 0.840 shares of First Cash common stock together with cash in lieu of any fractional shares, as applicable. You will receive instructions shortly following the merger regarding exchanging your shares of Cash America common stock for shares of First Cash common stock. You do not need to take any action at this time. Please do not send your Cash America stock certificates with your proxy card.

Q:	Are stockholders entitled to appraisal or dissenters’ rights?

A:	No. Neither the stockholders of First Cash under Delaware law nor the shareholders of Cash America under Texas law will be entitled to exercise any appraisal or dissenters’ rights in connection with the merger or the other transactions contemplated by the merger agreement.

Q:	What happens if I sell my shares of Cash America common stock before the Cash America special meeting?

A:	The record date for the Cash America special meeting is earlier than both the date of the Cash America special meeting and the date that the merger is expected to be completed. If you transfer your Cash America shares after the Cash America record date but before the Cash America special meeting, you will retain your right to vote at the Cash America special meeting, but will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through the effective date of the merger.

Q:	What happens if I sell my shares of First Cash common stock before the First Cash special meeting?

A:	The record date for the First Cash special meeting is earlier than the date of the First Cash special meeting. If you transfer your First Cash shares after the First Cash record date but before the First Cash special meeting, you will retain your right to vote at the First Cash special meeting.

Q:	What if I hold shares in both First Cash and Cash America?

A:	If you are a stockholder of both First Cash and Cash America, you will receive two separate packages of proxy materials. A vote cast as a First Cash stockholder will not count as a vote cast as a Cash America shareholder, and a vote cast as a Cash America shareholder will not count as a vote cast as a First Cash stockholder. Therefore, please submit separate proxies for each of your First Cash and Cash America shares.

Q:	Who can help answer my questions?

A:	First Cash stockholders or Cash America shareholders who have questions about the merger, the other matters to be voted on at the special meetings, or how to submit a proxy or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are a First Cash stockholder:	If you are a Cash America shareholder:
1212 Avenue of the Americas, 24th Floor New York, New York 10036 + 1 (212) 297-0720 (Main) + 1 (855) 208-8903 (Toll Free) info@okapipartners.com	1290 Avenue of the Americas, 9th Floor New York, NY 10104 Banks, Brokers and Shareholders Call Toll-Free (800) 248-7605

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you with respect to the merger and the other matters being considered at the First Cash special meeting and Cash America special meeting. First Cash and Cash America urge you to read carefully this joint proxy statement/prospectus in its entirety, including the attached Annexes, and the other documents to which we have referred you. See also the section entitled “Where You Can Find More Information” beginning on page 167. We have included page references in this summary to direct you to a more complete description of the topics presented below.

The Companies

First Cash Financial Services, Inc. (see page 61)

First Cash Financial Services, Inc., a Delaware corporation, is a leading international operator of retail-based pawn stores, with over 1,270 retail and consumer lending locations in the United States, Mexico, Guatemala and El Salvador as of March 31, 2016. First Cash focuses on serving cash and credit constrained consumers through its retail pawn locations, which buy and sell a wide variety of jewelry, consumer electronics, power tools, household appliances, sporting goods, musical instruments and other merchandise, and make small consumer pawn loans secured by pledged personal property. As of March 31, 2016, approximately 97% of First Cash’s revenues are from pawn operations.

First Cash’s common stock is traded on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “FCFS.”

The principal executive offices of First Cash are located at 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011, and its telephone number is (817) 460-3947.

Cash America International, Inc. (see page 62)

Cash America International, Inc., a Texas corporation, provides specialty financial services to individuals in the United States through 819 storefront lending locations and 73 franchised check cashing centers as of March 31, 2016. Cash America has been providing specialty financial services to its customers for over 30 years and believes it is one of the largest providers of pawn loans in the world based on the amount of loans outstanding to its customers. As of March 31, 2016, approximately 93% of Cash America’s revenue was from its pawn operations.

Cash America’s common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “CSH.”

The principal executive offices of Cash America are located at 1600 West 7th Street, Fort Worth, Texas 76102, and its telephone number is (817) 335-1100.

Frontier Merger Sub, LLC (see page 62)

Frontier Merger Sub, LLC, a wholly owned subsidiary of First Cash, is a Texas limited liability company that was formed for the sole purpose of effecting the merger. In the merger, Cash America will be merged with and into Merger Sub, with Merger Sub being the surviving entity in the merger and remaining a wholly owned subsidiary of First Cash.

The Merger

A copy of the merger agreement is included as Annex A to this joint proxy statement/prospectus. First Cash and Cash America encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement” beginning on page 125.

Terms of the Merger (see page 126)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Cash America will be merged with and into Merger Sub, a wholly owned subsidiary of First Cash formed for the sole purpose of effecting the merger. Merger Sub will be the surviving entity in the merger and remain a wholly owned subsidiary of First Cash. Upon completion of the merger, First Cash and Cash America, and their respective subsidiaries, will operate as a combined company under the name FirstCash, Inc.

Merger Consideration (see page 126)

Cash America shareholders will have the right to receive 0.840 shares of First Cash common stock for each share of Cash America common stock that they held immediately prior to the effective time of the merger (the “exchange ratio”). The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of First Cash or Cash America. As a result, the implied value of the consideration to Cash America shareholders will fluctuate between the date of this joint proxy statement/prospectus and the effective date of the merger. No fractional shares of First Cash common stock will be issued in connection with the merger. Each Cash America shareholder that otherwise would have been entitled to receive a fraction of a share of First Cash common stock will be entitled to receive cash in lieu of the fractional share. First Cash stockholders will continue to own their existing shares, which will not be affected by the merger.

U.S. Federal Income Tax Consequences of the Merger (see page 122)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the holders of Cash America common stock generally should not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Cash America common stock for shares of First Cash common stock in the merger, except with respect to any cash received in lieu of fractional shares of First Cash common stock. A holder of Cash America common stock generally will recognize gain or loss with respect to cash received in lieu of a fractional share of First Cash common stock in the merger measured by the difference, if any, between the amount of cash received for such fractional share and the holder’s tax basis in such fractional share. The holders of First Cash common stock should not recognize any gain or loss for U.S. income tax purposes.

The obligations of First Cash and Cash America to complete the merger are subject to, among other conditions described in this joint proxy statement/prospectus and the merger agreement, which is included as Annex A to this joint proxy statement/prospectus, the receipt by each of First Cash and Cash America of the opinion of its counsel to the effect that (i) the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the merger should not prevent the Enova spin transaction from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code.

You should read “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — U.S. Federal Income Tax Consequences of the Merger” beginning on page 122 for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your own tax advisor to determine the tax consequences of the merger to you.

Recommendation of the Board of Directors of First Cash (see page 85)

After careful consideration, the First Cash board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of First Cash and its stockholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. For more information regarding the factors considered by the First Cash board of directors in reaching its decision to approve the merger agreement and to authorize the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger, see the section entitled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — First Cash’s Reasons for the Merger; Recommendation of the First Cash Board of Directors.”

The First Cash board of directors unanimously recommends that First Cash stockholders vote:

•	FOR the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger;

•	FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers; and

•	FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

Recommendation of the Board of Directors of Cash America (see page 89)

After careful consideration, the Cash America board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Cash America and its shareholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. For more information regarding the factors considered by the Cash America board of directors in reaching its decision to approve the merger agreement and the merger, see the section entitled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Cash America’s Reasons for the Merger; Recommendation of the Cash America Board of Directors.”

The Cash America board of directors unanimously recommends that Cash America shareholders vote:

•	FOR the proposal to approve the merger agreement;

•	FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers; and

•	FOR the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Opinion of First Cash’s Financial Advisor (see page 93)

In connection with the merger, First Cash’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), delivered an opinion, dated April 27, 2016, to the First Cash board of directors as to the fairness, from a financial point of view and as of the date of such opinion, to First Cash of the exchange ratio. The full text of Credit Suisse’s written opinion, dated April 27, 2016, is attached to this joint proxy statement/prospectus as Annex B and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion. The description of Credit Suisse’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion, attached hereto as Annex B. Credit Suisse’s opinion was provided to the First Cash board of directors (in its capacity as such) for its information in connection with its evaluation of the exchange ratio from a financial point of view to First Cash and did not address any other aspect or implication of the proposed merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to First Cash or the underlying business decision of First Cash to proceed with the merger. Credit Suisse’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger or otherwise. See “First Cash Proposal I: Approval of Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Opinion of First Cash’s Financial Advisor.”

Opinion of Cash America’s Financial Advisor (see page 99)

In March 2016, Cash America retained Jefferies LLC (“Jefferies”) to act as its financial advisor in connection with a possible sale, disposition or other business transaction involving Cash America. In connection with this engagement, the Cash America board of directors requested that Jefferies evaluate the fairness, from a financial point of view, to the holders of Cash America common stock of the exchange ratio. The oral opinion of Jefferies was delivered on April 27, 2016, subsequently confirmed by delivery of a written opinion dated April 27, 2016, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken as set forth therein, the exchange ratio was fair, from a financial point of view, to holders of Cash America common stock, as more fully described below under the section entitled “First Cash Proposal I: Approval of Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Opinion of Cash America’s Financial Advisor.”

The full text of the written opinion of Jefferies, dated as of April 27, 2016, is attached hereto as Annex C. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Cash America encourages you to read Jefferies’ opinion carefully and in its entirety. Jefferies’ opinion was provided for the use and benefit of the Cash America board of directors (in its capacity as such) in connection with its evaluation of the merger and addresses only the fairness, from a financial point of view, to the holders of Cash America common stock of the exchange ratio as of the date of the opinion. It does not address any other aspects of the merger, including the underlying business decision by Cash America to engage in the merger, and does not constitute a recommendation as to how any holder of Cash America common stock or First Cash common stock should vote or act with respect to the merger or any matter related thereto. The summary of the opinion of Jefferies set forth in the section entitled “First Cash Proposal I: Approval of Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Opinion of Cash America’s Financial Advisor” is qualified in its entirety by reference to the full text of the opinion.

Interests of First Cash Directors and Executive Officers in the Merger (see page 111)

Executive officers of First Cash and members of First Cash’s board of directors have certain interests in the merger that may be different from, or in addition to, the interests of First Cash stockholders generally. These interests are described in further detail below, and certain of them are described and quantified in the narrative and table included under “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Interests of First Cash Directors and Executive Officers in the Merger,” beginning on page 111.

Moreover, as detailed below under “— Board of Directors and Management Following the Merger” on page 119, certain of First Cash’s executive officers and members of First Cash’s board of directors will continue to serve as executive officers or directors of the combined company upon completion of the merger. Specifically, Rick L. Wessel, First Cash’s current chairman, president and chief executive officer, will be the vice chairman and chief executive officer of the combined company. In addition, R. Douglas Orr, the current chief financial officer and an executive vice president of First Cash, will continue to serve as the chief financial officer and an executive vice president of the combined company upon completion of the merger, and it is expected that certain of First Cash’s other executive officers will also continue to serve as executive officers of the combined company. These executive officers have agreements that provide for severance benefits if their employment is terminated under certain circumstances, but the entitlement to those severance benefits is not affected by the merger. In connection with the merger, Messrs. Wessel and Orr have engaged in discussions with First Cash regarding entering into employment agreements with the combined company but have not entered into such employment agreements as of the date of this joint proxy statement/prospectus. Additionally, the shares of restricted stock granted by First Cash to executive officers and other employees (other than awards granted in 2016 to Mr. Wessel and Mr. Orr) will vest in full and become free from restrictions as described below under “— Treatment of First Cash Equity Incentive Awards.”

The First Cash board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement and in recommending that you vote FOR the proposal to issue shares of First Cash common stock to the Cash America shareholders pursuant to the merger, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements between First Cash and its named executive officers relating to the merger and FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

Interests of Cash America Directors and Executive Officers in the Merger (see page 113)

Executive officers of Cash America and members of Cash America’s board of directors have interests in the merger that may be different from, or in addition to, the interests of Cash America shareholders generally. These interests, including the right to receive cash payments under certain agreements as a result of the change in control resulting from the merger, are described in further detail below, and certain of them are described and quantified in the narrative and table included under “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Interests of Cash America Directors and Executive Officers in the Merger,” beginning on page 113.

T. Brent Stuart, Cash America’s current president and chief executive officer, will be appointed the president and chief operating officer of the combined company. In connection therewith, Mr. Stuart has engaged in discussions with First Cash regarding entering into an employment agreement with the combined company but has not entered into such employment agreement as of the date of this joint proxy statement/prospectus.

Furthermore, three of the current members of the Cash America board of directors will serve as members of the board of directors of the combined company, including Mr. Feehan, Cash America’s current executive chairman of the board of directors, who will serve as chairman of the board of directors of the combined company.

Additionally, the restricted stock units granted by Cash America to its directors, executive officers and other employees, whether vested or unvested, will be converted into cash or stock as described below under “— Treatment of Cash America Equity Incentive Awards.” Cash America’s executive officers also have agreements that provide for severance benefits if their employment is terminated under certain circumstances. The combined company will also provide employment benefits to certain of the executive officers and other employees as described under “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Employee Benefits Matters,” beginning on page 139. In addition, Cash America’s executive officers will receive the change of control benefits discussed in “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Interests of Cash America Directors and Executive Officers in the Merger,” beginning on page 113.

The Cash America board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement and in recommending that you vote FOR the proposal to adopt the merger agreement.

Board of Directors and Management Following the Merger (see page 119)

Immediately following the effective time of the merger, the board of directors of the combined company will consist initially of seven directors, (i) three of whom will be selected by First Cash, (ii) three of whom will be selected by Cash America and (iii) a former First Cash director selected by First Cash and approved by Cash America. The three First Cash designees are Rick L. Wessel, the current chairman, president and chief executive officer of First Cash, Randel G. Owen, an independent director of First Cash, and Mikel D. Faulkner, an independent director of First Cash. The three Cash America designees are Daniel R. Feehan, currently the executive chairman of the board of directors of Cash America, Daniel E. Berce, an independent director of Cash America, and James H. Graves, an independent director of Cash America. The seventh designee is Jorge Montano, who previously served as a First Cash director and was recently elected to the First Cash board of directors at First Cash’s 2016 annual meeting of stockholders. If any First Cash or Cash America designee is unable or unwilling to serve on the board of directors of the combined company at the effective time of the merger, then either the First Cash board of directors, in the case of a First Cash designee, or the Cash America board of directors, in the case of a Cash America designee, shall be entitled to designate a replacement reasonably acceptable to the Cash America or the First Cash board of directors, as applicable. If Mr. Montano is unable or unwilling to serve on the board of directors of the combined company at the effective time of the merger, then First Cash shall be entitled to select a replacement that is approved by Cash America. Other than Messrs. Feehan and Wessel, all director designees will qualify as “independent directors” under NASDAQ rules. Mr. Feehan will serve as the chairman of the board of directors of the combined company, and Mr. Wessel will serve as the vice chairman of the board of directors of the combined company.

Mr. Wessel, the current chairman, president and chief executive officer of First Cash, will serve as the chief executive officer, in addition to his role as vice chairman of the board of directors of the combined company. T. Brent Stuart, currently the president and chief executive officer of Cash America, will serve as the president and chief operating officer of the combined company, and R. Douglas Orr, the current chief financial officer and an executive vice president of First Cash, will serve as the chief financial officer and an executive vice president of the combined company. As of the date of this joint proxy statement/prospectus, it is not expected that any executive officers of Cash America other than Mr. Stuart will be appointed to the management team of the combined company.

Treatment of First Cash Equity Incentive Awards (see page 119)

First Cash has made periodic grants of restricted stock and stock options to its executive officers and other employees. Pursuant to the terms of the restricted stock award agreements, the merger will have the effect of causing the outstanding shares of restricted stock (other than awards granted in 2016 to Rick L. Wessel, First Cash’s current chairman, president and chief executive officer, and R. Douglas Orr, First Cash’s current chief financial officer and an executive vice president of First Cash) to vest in full and become free of any vesting or other lapse restrictions upon completion of the merger. The merger will not accelerate the vesting or exercisability of any outstanding and unvested stock options. All stock options will remain outstanding subject to the same terms and conditions that are applicable prior to the merger, except that following the merger, the stock options may be exercised through a “net exercise” process whereby the holder is entitled to receive a payment (in cash or shares) equal to the fair market value of the underlying shares less the aggregate exercise price of the stock options.

First Cash has not granted any equity awards to members of its board of directors.

Treatment of Cash America Equity Incentive Awards (see page 119)

Cash America has made periodic grants of restricted stock unit awards and deferred stock unit awards to its directors, executive officers and other employees under its equity incentive plans (each such stock unit, a “Cash America RSU”). Pursuant to the terms of the Cash America RSUs, the merger will be considered a change of control and, as a result, the Cash America RSUs will become fully vested on the closing of the merger. Therefore, pursuant to the terms of the merger agreement, each Cash America RSU that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, shall be cancelled as of the effective time of the merger and converted into the right to receive, in the sole discretion of First Cash as designated in a written notice delivered by First Cash to Cash America reasonably prior to the effective time of the merger, either (i) a cash payment equal to the product of (a) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by the exchange ratio, multiplied by (b) the closing per share price of the First Cash common stock on the NASDAQ on the last day on which shares of First Cash common stock traded on the NASDAQ immediately preceding the date on which the effective time of the merger shall occur, or (ii) the merger consideration in respect of each share of Cash America common stock subject thereto as of immediately prior to the effective time, plus, in the case of both clauses (i) and (ii) and with respect to Cash America RSUs granted prior to November 13, 2014 only, a number of shares of Enova common stock equal to the product of (a) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by (b) 0.915. First Cash expects to have the Cash America RSUs converted into the right to receive the cash payment described above at the effective time of the merger. Not later than the closing date, Cash America shall deliver to the holders of Cash America RSUs any required notices setting forth such holders’ rights pursuant to the relevant Cash America equity incentive plan and award documents.

Regulatory Clearances Required for the Merger (see page 120)

First Cash and Cash America have each agreed to take certain actions in order to obtain the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), following required notifications and review by either the Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). On May 18, 2016, each of First Cash and Cash America filed its notification under the HSR Act. On June 17, 2016, First Cash voluntarily withdrew its notification and report form. On June 21, 2016 First Cash refiled its notification and report form with the Antitrust Division and the FTC. The waiting period under the HSR Act expired as of 11:59 p.m. on July 21, 2016. At any time before or after the completion of the merger, any of the FTC, Antitrust Division, state attorneys general, or private parties could take action under the antitrust laws, including without limitation seeking to enjoin the completion of the merger, seeking a rescission or other unwinding of the merger, or permitting completion subject to, or otherwise seeking even after closing, concessions or conditions such as divestitures. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not succeed.

While the antitrust clearance under the HSR Act is the only regulatory clearance that is required as a condition to the closing of the merger under the merger agreement, First Cash and Cash America are also required to use reasonable best efforts to obtain all other necessary or advisable approvals from governmental authorities in connection with the consummation of the merger and the other transactions contemplated by the merger agreement. These approvals include approvals from a number of the federal, state and municipal authorities that regulate the businesses of First Cash and Cash America. While First Cash and Cash America expect to obtain all necessary and material regulatory approvals, we cannot assure you that these regulatory approvals will be obtained. Furthermore, these other regulatory approvals are not a condition to closing the merger, and the failure to obtain any of these other regulatory approvals could have a material adverse effect on the combined company.

Expected Timing of the Merger

First Cash and Cash America are working to complete the merger as soon as practicable and expect the closing of the merger to occur in the third quarter of 2016. However, the merger is subject to the satisfaction or waiver of certain conditions, including obtaining the required approval or the stockholders of First Cash and Cash America, and it is possible that factors outside the control of First Cash and Cash America could result in the merger being completed at a later time or not at all.

Conditions to Completion of the Merger (see page 143)

Each party’s obligation to consummate the merger is conditioned upon the satisfaction (or waiver by such party) at or prior to the closing of the merger of each of the following:

•	the waiting period (and any extension thereof) applicable to the merger under the HSR Act shall have been terminated or shall have expired, and any other antitrust, competition, investment, trade regulation or similar consents, authorizations, orders or approvals that are required under any other material antitrust law, the absence of which would prohibit the consummation of the merger and the other transactions contemplated by the merger agreement, shall have expired or been terminated;

•	approval of the issuance of shares of First Cash common stock to Cash America’s shareholders pursuant to the merger by holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote thereon;

•	approval of the merger agreement by holders of at least two-thirds of the outstanding shares of Cash America common stock entitled to vote thereon;

•	no judgment, injunction, order or decree of any governmental authority of competent jurisdiction prohibiting the consummation of the merger shall be in effect, and no law shall have been enacted, entered, promulgated or enforced by any governmental authority after the date of the merger agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the merger and the other transactions contemplated by the merger agreement;

•	effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and no stop order suspending the effectiveness of such registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn; and

•	the shares of First Cash common stock to be issued in connection with the merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

In addition, the obligations of each of First Cash and Merger Sub, on the one hand, and Cash America, on the other hand, to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party related to corporate organization, qualification to do business as a foreign entity, ownership of its subsidiaries, its power and authority with respect to the execution, delivery and performance of the merger agreement, its due and valid authorization of the merger agreement, its due execution and delivery of the merger agreement, the enforceability of the merger agreement, the actions taken by its board of directors related to the merger agreement, the required approvals of its holders of shares of capital stock related to the merger agreement, its capital structure (excluding representations and warranties regarding such party’s authorized and outstanding capital stock, treasury stock, shares reserved for issuance and the status of the shares as being duly authorized, validly issued, fully paid and non-assessable shares free of preemptive rights and issued in compliance with applicable securities laws), the absence of any outstanding voting equity interests, the absence of any undisclosed financial advisor, broker or finder fee in connection with the transactions under the merger agreement, and the inapplicability of state takeover statutes will be true and correct in all material respects as of the date of the merger agreement and as of the closing date, as though made as of the closing date, except that representations and warranties that are made as of a specific date shall be true and correct only on and as of such date;

•	the representations and warranties regarding such party’s authorized and outstanding capital stock, treasury stock, shares reserved for issuance and the status of shares as being duly authorized, validly issued, fully paid and non-assessable shares free of preemptive rights and issued in compliance with applicable securities laws shall be true and correct in all but de minimis respects as of the date of the merger agreement and as of the closing date, as though made as of the closing date, except that representations and warranties that are made as of a specific date shall be true and correct only on and as of such date;

•	each of the other representations and warranties contained in the merger agreement (that is, those representations and warranties which are not covered in the two preceding bullet points) shall be true and correct as of the date of the merger agreement and as of the closing date, as though made as of the closing date, except (i) representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or any material adverse effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a material adverse effect;

•	the other party having performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under the merger agreement or prior to the closing;

•	on the closing date, no event, circumstance, change, effect, development or occurrence shall exist that had or would reasonably be expected to have a material adverse effect on the other party;

•	receipt of a certificate executed by an executive officer and chief financial officer of the other party certifying as to the satisfaction of the conditions described in the preceding five bullet points; and

•

receipt of a tax opinion from each party’s tax counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion and subject to customary exceptions, assumptions and qualifications set forth in such opinion, (i) the merger should qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) the merger should not prevent or impede the Enova spin transaction from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code.

No Solicitation of Alternative Proposals (see page 132)

The merger agreement prohibits both First Cash and Cash America from soliciting, initiating or knowingly encouraging or facilitating or participating in any discussions or negotiations with any third party with respect to an acquisition proposal for a competing transaction, including any acquisition of a significant interest in First Cash or Cash America common stock or assets. However, the merger agreement provides that if, at any time prior to obtaining the required approval of the stockholders of First Cash or Cash America, as applicable, First Cash or Cash America, as applicable, receives an unsolicited, written acquisition proposal and, among other things, the First Cash board of directors or the Cash America board of directors, as applicable, determines in good faith (i) after consultation with outside counsel and a financial advisor that such proposal constitutes or is reasonably likely to lead to a proposal that is superior to the merger and (ii) after consultation with outside counsel, the failure to participate in discussions and negotiations regarding such proposal or furnish non-public information to the third party making such proposal would be inconsistent with its fiduciary duties under applicable law, then First Cash or Cash America, as applicable, may participate in discussions and negotiations regarding such proposal or furnish non-public information to the third party making such proposal.

Changes in Board Recommendations (see page 134)

The merger agreement provides that neither the First Cash board of directors nor the Cash America board of directors shall effect an Adverse Recommendation Change (as defined on page 134). Notwithstanding the foregoing, at any time prior to obtaining the relevant stockholder approval, the First Cash board of directors or the Cash America board of directors, as applicable, may, if such board of directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law and subject to compliance with certain obligations set forth in the merger agreement, make an Adverse Recommendation Change. If the board of directors of First Cash or Cash America effects an Adverse Recommendation Change, such board of directors will nonetheless continue to be obligated to hold its special stockholders meeting and submit the proposals described in this joint proxy statement/prospectus to its stockholders for their vote, as applicable, unless the other party shall terminate the merger agreement as described under “— Termination of the Merger Agreement.”

Termination of the Merger Agreement (see page 145)

First Cash and Cash America may mutually agree to terminate the merger agreement at any time.

In addition, either First Cash or Cash America may terminate the merger agreement, even after the receipt of the required stockholder approvals, under the following circumstances:

•	if the merger shall not have occurred by December 31, 2016, subject to an extension by either company to a date no later than March 31, 2017 (such date, including any extension thereof, is referred to the “outside date”) in the event that all the conditions to closing have been satisfied or waived (other than the conditions that by their terms are satisfied at the closing) other than the conditions related to the receipt of antitrust approvals;

•	if any law or final and non-appealable order is in effect which permanently prohibits or makes illegal the consummation of the merger;

•	if the First Cash stockholders fail to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger at the First Cash special meeting;

•	if the Cash America shareholders fail to approve the merger agreement at the Cash America special meeting; or

•	if the other party has breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the closing, (i) would result in the failure of any of the conditions set forth in the merger agreement applicable to it and (ii) such breach is either incapable of being cured or is not cured or waived by the earlier of 30 business days following delivery of written notice of such breach or failure to perform from the non-breaching party or one business day prior to the outside date.

In addition, either First Cash or Cash America may terminate the merger agreement:

•	if prior to obtaining the other party’s required stockholder approval, the other party or its board of directors (i) effects an Adverse Recommendation Change or (ii) breaches in any material respect any of its obligations described under “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — No Solicitation of Alternative Proposals” and “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Changes in Board Recommendations.”

Termination Fees and Expenses (see page 146)

All fees and expenses shall be paid by the party incurring such fees or expenses, whether or not the merger is consummated; provided, however that the parties will share equally (i) all filing fees relating to filings with governmental authorities (including any antitrust or competition governmental authority) and (ii) certain other agreed-upon fees and expenses relating to third-party consultants. However, the merger agreement provides that, upon termination of the merger agreement under certain circumstances, First Cash may be obligated to pay to Cash America, or Cash America may be obligated to pay to First Cash, a termination fee of $30 million. See “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Expenses and Termination Fees; Liabilities for Breach” for a more complete discussion of the circumstances under which the termination fee will be required to be paid.

Accounting Treatment (see page 125)

First Cash prepares its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The merger will be accounted for using the acquisition method of accounting. First Cash will be treated as the acquirer for accounting purposes.

No Appraisal or Dissenters’ Rights (see page 122)

Neither the holders of shares of First Cash common stock nor the holders of shares of Cash America common stock are entitled to exercise any appraisal or dissenters’ rights in connection with the merger or the other transactions contemplated by the merger agreement under Delaware or Texas law, respectively and as applicable.

Comparison of Stockholder Rights (see page 156)

Cash America shareholders receiving merger consideration will have different rights once they become stockholders of the combined company due to differences between the governing law and governing corporate documents of Cash America and the governing law and governing corporate documents of the combined company. Please see the section entitled “Comparison of Rights of Cash America Shareholders and FirstCash Stockholders” for a discussion of these differences.

Listing of Shares of First Cash Common Stock; Delisting and Deregistration of Shares of Cash America Common Stock (see page 122)

It is a condition to the completion of the merger that the shares of First Cash common stock to be issued to Cash America shareholders pursuant to the merger be authorized for listing, and First Cash and Cash America have agreed to use their reasonable best efforts to cause such shares to be listed, on the NASDAQ subject to official notice of issuance and subject to the right of the parties to agree to cause such shares to be listed on the NYSE as opposed to the NASDAQ. Upon completion of the merger, shares of Cash America common stock currently listed on the NYSE will cease to be listed on the NYSE and will be subsequently deregistered under the Exchange Act.

The Meetings

The First Cash Special Meeting (see page 63)

The special meeting of First Cash stockholders is scheduled to be held at First Cash’s corporate headquarters located at 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011 on August 31, 2016, at 10:00 a.m., local time, subject to any adjournments or postponements thereof. The special meeting of First Cash stockholders is being held to consider and vote on:

•	the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger;

•	the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers; and

•	the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

Completion of the merger is conditioned on, among other things, approval of the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

Only holders of record of First Cash common stock at the close of business on July 29, 2016, the record date for the First Cash special meeting, are entitled to receive notice of, and to vote at, the First Cash special meeting or any adjournments or postponements thereof. At the close of business on the First Cash record date, 28,243,229 shares of First Cash common stock were outstanding, approximately 3.8% of which were owned and entitled to be voted by First Cash directors and executive officers and their affiliates. We currently expect that First Cash’s directors and executive officers will vote any shares they own in favor of each proposal being submitted to a vote of the First Cash stockholders at the First Cash special meeting, although no director or officer has entered into any agreement obligating him or her to do so.

First Cash stockholders may cast one vote for each share of First Cash common stock they own. The proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on the proposal. Approval, on a non-binding advisory basis, of specific compensatory arrangements relating to the merger between First Cash and its named executive officers requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on the proposal, although such vote will not be binding on First Cash or the combined company. Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on the proposal. If necessary or appropriate to solicit additional proxies if there are not sufficient votes to approve the proposal for the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger, the holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy and entitled to vote on the proposal may approve any motion to adjourn the meeting to another time or place without further notice unless the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

The Cash America Special Meeting (see page 68)

The special meeting of Cash America shareholders is scheduled to be held at Cash America’s corporate headquarters located at 1600 West 7th Street, Fort Worth, Texas 76102 on August 31, 2016 at 10:00 a.m., local time, subject to any adjournments or postponements thereof. The special meeting of Cash America’s shareholders is being held in order to consider and vote on:

•	the proposal to approve the merger agreement, which is further described in the sections titled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger” and “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement,” beginning on pages 73 and 125, respectively, and a copy of which is included as Annex A to this joint proxy statement/prospectus;

•	the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers; and

•	the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Only holders of record of Cash America common stock at the close of business on July 29, 2016, the record date for the Cash America special meeting, are entitled to notice of, and to vote at, the Cash America special meeting or any adjournments or postponements thereof. At the close of business on the Cash America record date, 24,025,196 shares of Cash America common stock were issued and outstanding, approximately 1.6% of which were held by Cash America’s directors and executive officers and their affiliates. We currently expect that Cash America’s directors and executive officers will vote any shares they own in favor of each proposal being submitted to a vote of the Cash America shareholders at the Cash America special meeting, although no director or executive officer has entered into any agreement obligating him to do so.

Cash America shareholders may cast one vote for each share of Cash America common stock they own. The proposal to approve the merger agreement requires the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Cash America common stock entitled to vote on the proposal. Approval, on a non-binding advisory basis, of specific compensatory arrangements relating to the merger between Cash America and its named executive officers requires the affirmative vote of holders of a majority of the outstanding shares of Cash America common stock entitled to vote on, and that voted for, against or expressly abstained with respect to, the proposal, although such vote will not be binding on Cash America or the combined company. Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cash America common stock entitled to vote on, and voted for, against or expressly abstained with respect to, the proposal. If necessary or appropriate to solicit additional proxies if there are not sufficient votes to approve the proposal to approve the merger agreement, the holders of a majority of the outstanding shares entitled to vote on, and that voted for, against or expressly abstained with respect to, the proposal, may approve any motion to adjourn the meeting to another time or place without further notice, other than announcement at the meeting.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of First Cash

The following table sets forth selected consolidated financial information and other data for First Cash as of and for each of the three months ended March 31, 2016 and March 31, 2015 and as of and for each of the years in the five-year period ended December 31, 2015. The selected consolidated statement of income data and statement of cash flows data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from, and are qualified by reference to, the audited consolidated financial statements included in First Cash’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this joint proxy statement/prospectus. The selected consolidated statement of income data and statement of cash flows data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from audited consolidated financial statements of First Cash that are not included or incorporated by reference in this joint proxy statement/prospectus.

The selected consolidated financial information as of and for each of the three months ended March 31, 2016 and 2015 is derived from the unaudited condensed consolidated financial statements included in First Cash’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which is incorporated by reference in this joint proxy statement/prospectus. The unaudited consolidated financial information includes all adjustments, consisting solely of normal recurring adjustments, which First Cash considers necessary for a fair statement of its financial position and results of operations for those periods. The results for the three months ended March 31, 2016 are not necessarily indicative of the results that might be expected for the entire year ending December 31, 2016 or any other period.

The consolidated financial information set forth below should be read in conjunction with First Cash’s consolidated financial statements, related notes and other financial and operating information incorporated by reference in this joint proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(In thousands, except per share amounts and certain operating data)
Statement of Income Data (1):
Revenue:
Retail merchandise sales	$118,776	$110,454	$449,296	$428,182	$367,187	$287,456	$236,797
Pawn loan fees	51,433	48,654	195,448	199,357	181,555	152,237	122,320
Consumer loan and credit services fees	5,686	7,595	27,803	36,749	43,781	48,692	46,876
Wholesale scrap jewelry revenue	7,308	9,320	32,055	48,589	68,325	103,706	108,004

Total revenue	183,203	176,023	704,602	712,877	660,848	592,091	513,997

Cost of revenue:
Cost of retail merchandise sold	74,422	68,246	278,631	261,673	221,361	167,144	142,106
Consumer loan and credit services loss provision	1,047	997	7,159	9,287	11,368	12,556	11,331
Cost of wholesale scrap jewelry sold	5,871	8,009	27,628	41,044	58,545	76,853	71,305

Total cost of revenue	81,340	77,252	313,418	312,004	291,274	256,553	224,742

Net revenue	101,863	98,771	391,184	400,873	369,574	335,538	289,255

Expenses and other income:
Store operating expenses	55,411	52,321	207,572	198,986	181,321	148,879	126,107
Administrative expenses	17,668	13,838	54,758	54,586	49,530	50,211	45,259
Depreciation and amortization	4,937	4,547	17,939	17,476	15,361	12,939	10,944
Goodwill impairment — U.S. consumer loan operations	—	—	7,913	—	—	—	—
Interest expense, net	4,186	3,676	15,321	12,845	3,170	1,272	(142)

Total expenses and other income	82,202	74,382	303,503	283,893	249,382	213,301	182,168

Income from continuing operations before income taxes	19,661	24,389	87,681	116,980	120,192	122,237	107,087
Provision for income taxes	6,487	7,601	26,971	31,542	35,713	41,375	36,950

Income from continuing operations	13,174	16,788	60,710	85,438	84,479	80,862	70,137
Income (loss) from discontinued operations, net of tax	—	—	—	(272)	(633)	(503)	7,645

Net income	$13,174	$16,788	$60,710	$85,166	$83,846	$80,359	$77,782

Net income per share:
Basic:
Income from continuing operations	$0.47	$0.59	$2.16	$2.98	$2.91	$2.80	$2.29
Net income	0.47	0.59	2.16	2.97	2.89	2.78	2.53
Diluted:
Income from continuing operations	0.47	0.59	2.14	2.94	2.86	2.72	2.23
Net income	0.47	0.59	2.14	2.93	2.84	2.70	2.47
Dividends declared per common share	$0.125	$—	$—	$—	$—	$—	$—

Balance Sheet Data at End of Period:
Inventories	$90,714	$82,554	$93,458	$91,088	$77,793	$65,345	$44,412
Pawn loans	126,620	114,306	117,601	118,536	115,234	103,181	73,287
Net working capital	240,521	251,420	279,259	258,194	236,417	209,132	173,995
Total assets (1)	753,885	702,038	752,895	711,880	660,999	506,544	356,018
Long-term liabilities (1)	258,669	227,810	275,338	234,880	201,889	122,978	5,241
Total liabilities (1)	314,598	269,564	321,513	277,439	250,650	154,128	40,646
Stockholders’ equity	439,287	432,474	431,382	434,441	410,349	352,416	315,372

Statement of Cash Flows Data:
Net cash flows provided by (used in):
Operating activities	$25,076	$27,430	$92,749	$97,679	$106,718	$88,792	$80,375
Investing activities	(27,095)	2,376	(71,676)	(85,366)	(140,726)	(159,904)	(22,104)
Financing activities	(28,062)	(20,356)	9,127	(9,098)	54,644	49,525	(52,593)
Other Financial Data:
EBITDA (2)	$28,784	$32,523	$120,448	$147,029	$138,090	$135,945	$125,534
Adjusted EBITDA (2)	$29,184	$32,717	$132,201	$148,027	$140,440	$137,245	$125,849
Free cash flow (2)	$24,026	$31,356	$67,960	$71,255	$79,635	49,626	$46,193
Pawn store annualized inventory turnover	3.4x	3.6x	3.4x	3.6x	3.6x	4.2x	4.2x
Location Counts at End of Period:
Pawn stores	1,204	925	1,005	912	821	715	570
Credit services/consumer loan stores	69	86	70	93	85	99	101

	1,273	1,011	1,075	1,005	906	814	671

(1)	In April 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. On January 1, 2016, First Cash retrospectively adopted ASU 2015-03, which resulted in a $4,126 and $4,743 decrease in total assets, long-term liabilities and total liabilities in the consolidated financial information as of December 31, 2015 and 2014, respectively, compared to amounts previously reported in “Item 6. Selected Financial Data” in First Cash’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this joint proxy statement/prospectus. First Cash’s senior unsecured notes were issued in March 2014; therefore the adoption of ASU 2015-03 did not affect balances as of December 31, 2013, 2012 and 2011. First Cash elected to present debt issuance costs related to its revolving unsecured credit facilities as an asset as allowed by the applicable accounting guidance.
(2)	First Cash uses certain financial calculations such as EBITDA, adjusted EBITDA and free cash flow (as defined or explained below) as factors in the measurement and evaluation of First Cash’s operating performance and period-over-period growth. First Cash derives these financial calculations on the basis of methodologies other than GAAP, primarily by excluding from the comparable GAAP measure certain items that First Cash does not consider to be representative of its actual operating performance. These financial calculations are “non-GAAP financial measures” as defined in SEC rules. First Cash uses these financial calculations in operating its business because First Cash’s management believes they are less susceptible to variances in actual operating performance that can result from the excluded items and other infrequent charges. First Cash presents these financial measures to investors because First Cash’s management believes they are useful to investors in evaluating the primary factors that drive First Cash’s operating performance and because First Cash’s management believes they provide greater transparency into First Cash’s results of operations. However, items that are excluded and other adjustments and assumptions that are made in calculating EBITDA, adjusted EBITDA and free cash flow are significant components in understanding and assessing First Cash’s financial performance. These non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, First Cash’s GAAP financial measures. Further, because these non-GAAP financial measures are not determined in accordance with GAAP and are thus susceptible to varying calculations, EBITDA, adjusted EBITDA and free cash flow, as presented, may not be comparable to other similarly titled measures of other companies.

EBITDA and Adjusted EBITDA

First Cash defines EBITDA as net income before income taxes, depreciation and amortization, interest expense and interest income and adjusted EBITDA as net income before income taxes, depreciation and amortization, interest expense, interest income and non-recurring charges as listed below. First Cash believes EBITDA and adjusted EBITDA are commonly used by investors to assess a company’s leverage capacity, liquidity and financial performance. However, EBITDA and adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as substitutes for net income or other statement of income data prepared in accordance with GAAP. The following table provides a reconciliation of net income to EBITDA and adjusted EBITDA (unaudited, in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Net income	$13,174	$16,788	$60,710	$85,166	$83,846	$80,359	$77,782
Income taxes	6,487	7,601	26,971	31,542	35,713	41,375	36,950
Depreciation and amortization (1)	4,937	4,458	17,446	17,476	15,361	12,939	10,944
Interest expense	4,460	4,020	16,887	13,527	3,492	1,488	135
Interest income	(274)	(344)	(1,566)	(682)	(322)	(216)	(277)

EBITDA	28,784	32,523	120,448	147,029	138,090	135,945	125,534
Adjustments:
Non-recurring restructuring expenses related to U.S. consumer loan operations	—	129	8,878	—	—	—	—
Non-recurring acquisition expenses	400	65	2,875	998	2,350	1,300	315

Adjusted EBITDA	$29,184	$32,717	$132,201	$148,027	$140,440	$137,245	$125,849

(1)	For the three months ended March 31, 2015 and year ended December 31, 2015, excludes $89 and $493, respectively, of depreciation and amortization, which is included in the non-recurring restructuring expenses related to U.S. consumer loan operations.

Free Cash Flow

For purposes of its internal liquidity assessments, First Cash considers free cash flow, which is defined as cash flow from operating activities reduced by purchases of property and equipment and net cash outflow from loan receivables. Free cash flow is commonly used by investors as a measure of cash generated by business operations that will be used to repay scheduled debt maturities and can be used to invest in future growth through new business development activities or acquisitions, repurchase stock, pay cash dividends or repay debt obligations prior to their maturities. These metrics can also be used to evaluate First Cash’s ability to generate cash flow from business operations and the impact that this cash flow has on First Cash’s liquidity. However, free cash flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for cash flow from operating activities, including discontinued operations, or other income statement data prepared in accordance with GAAP. The following table reconciles “net cash flow from operating activities” to “free cash flow” (unaudited, in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Cash flow from operating activities	$25,076	$27,430	$92,749	$97,679	$106,718	$88,792	$80,375
Cash flow from investing activities:
Loan receivables	5,293	8,312	(3,716)	(2,470)	(411)	(17,325)	(5,208)
Purchases of property and equipment	(6,343)	(4,386)	(21,073)	(23,954)	(26,672)	(21,841)	(28,974)

Free cash flow	$24,026	$31,356	$67,960	$71,255	$79,635	$49,626	$46,193

Selected Historical Consolidated Financial Data of Cash America

The following table sets forth selected consolidated financial information and other data for Cash America as of and for each of the three months ended March 31, 2016 and March 31, 2015 and as of and for each of the years in the five-year period ended December 31, 2015. The selected consolidated income statement data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from, and are qualified by reference to, the audited consolidated financial statements included in Cash America’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this joint proxy statement/prospectus. The selected consolidated income statement data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from audited consolidated financial statements of Cash America that are not included or incorporated by reference in this joint proxy statement/prospectus.

The selected consolidated financial information as of and for each of the three months ended March 31, 2016 and 2015 is derived from the unaudited condensed consolidated financial statements included in Cash America’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which is incorporated by reference in this joint proxy statement/prospectus. The unaudited consolidated financial information includes all adjustments, consisting of normal recurring adjustments, which Cash America considers necessary for a fair statement of its financial position and results of operations for those periods. The results for the three months ended March 31, 2016 are not necessarily indicative of the results that might be expected for the entire year ending December 31, 2016 or any other period.

The consolidated financial information set forth below should be read in conjunction with Cash America’s consolidated financial statements, related notes and other financial and operating information incorporated by reference in this joint proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(dollars and shares in thousands, except per share data)
Statement of Income Data (1)
Total Revenue	$277,205	$271,762	$1,029,491	$1,094,696	$1,030,486	$1,139,443	$1,102,701
Net Revenue	144,044	147,091	567,144	589,550	586,514	632,039	631,106
Income from Operations	19,748	16,234	56,288	32,967	61,168	89,627	150,073
Income (Loss) from Continuing Operations before Income Taxes	15,955	12,757	43,044	(8,346)	43,985	81,370	141,166
Income (Loss) from Continuing Operations	10,633	7,845	27,566	(10,387)	59,182	40,901	87,514
Income from Discontinued Operations, Net of Tax	—	—	—	109,025	83,346	66,569	48,449
Income Attributable to Cash America International, Inc.	$10,633	$7,845	$27,566	$98,638	$142,528	$107,470	$135,963
Basic Earnings Per Share:
Net Income (Loss) from Continuing Operations	$0.43	$0.27	$1.02	$(0.36)	$2.07	$1.39	$2.96
Net Income from Discontinued Operations	—	—	—	3.77	2.91	2.26	1.64
Net Income Attributable to Cash America International, Inc.	$0.43	$0.27	$1.02	$3.41	$4.97	$3.64	4.59
Diluted Earnings Per Share:
Net Income (Loss) from Continuing Operations	$0.42	$0.27	$1.01	(0.36)	$1.93	$1.30	$2.74
Net Income from Discontinued Operations	—	—	—	3.72	2.72	2.12	1.51
Net Income Attributable to Cash America International, Inc.	$0.42	$0.27	$1.01	$3.36	$4.66	$3.42	$4.25
Dividends declared per common share	$0.080	$0.050	$0.200	$0.140	$0.140	$0.140	$0.140
Weighted average common shares outstanding:
Basic	24,811	28,692	27,022	28,901	28,657	29,514	29,602
Diluted	25,121	28,780	27,238	29,341	30,613	31,452	31,991

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(dollars and shares in thousands, except per share data)
Balance Sheet Data at End of Period (1)
Cash and cash equivalents	$48,321	$120,058	$23,153	$53,042	$19,748	$23,828	$24,382
Pawn loans	210,724	210,060	248,713	252,168	261,148	244,640	253,519
Merchandise held for disposition, net	223,660	196,024	241,549	212,849	208,899	167,409	161,884
Consumer loans, net	23,986	31,897	31,291	44,853	54,732	58,638	58,845
Working capital from continuing operations (2)	528,196	663,621	566,246	686,757	939,997	859,714	858,488
Total assets from continuing operations (2)	1,310,815	1,475,990	1,368,738	1,518,525	1,841,447	1,655,587	1,583,119
Total assets from discontinued operations (2)	—	—	—	—	616,338	537,762	460,291
Total assets (2)	1,310,815	1,475,990	1,368,738	1,518,525	2,457,785	2,193,349	2,043,410
Total debt (includes current maturities of long-term debt) (2)(3)	179,173	192,838	208,971	192,548	731,430	576,284	534,302
Total equity	978,725	1,105,351	998,159	1,133,202	1,082,423	990,620	907,590
Ratio Data at End of Period
Current ratio from continuing operations	7.2x	9.0x	6.9x	8.5x	8.5x	7.3x	8.0x
Debt to equity ratio	18.3%	17.4%	20.9%	17.0%	67.6%	58.2%	58.9%

(1)	As a result of the Enova spin transaction in November 2014, Cash America has presented financial information for Enova as discontinued operations.
(2)	Effective January 1, 2016, Cash America early adopted ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires that all deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Cash America retrospectively applied ASU 2015-17 for all periods presented in the table above. The adjustment amounts in the table below, made as a result of the adoption of ASU 2015-17, represent adjustments to amounts previously disclosed in “Item 6. Selected Financial Data” in Cash America’s Annual Report on Form 10-K for the year ended December 31, 2015 (dollars in thousands):

	Year Ended December 31,
Increase (decrease) from previously reported amounts	2015	2014	2013	2012	2011
Working capital from continuing operations	(7,672)	27,820	(8,448)	(17,892)	(11,087)
Total assets from continuing operations	(7,672)	—	(8,448)	(17,892)	(11,087)
Total assets from discontinued operations	—	—	(30,352)	(31,100)	(23,978)
Total assets	(7,672)	—	(38,800)	(48,992)	(35,065)

Effective January 1, 2016, Cash America early adopted ASU 2015-03 and Cash America retrospectively applied ASU 2015-03 for all periods presented in the table above. The adjustment amounts in the table below, made as a result of the adoption of ASU 2015-03, represent adjustments to amounts previously disclosed in “Item 6. Selected Financial Data” in Cash America’s Annual Report on Form 10-K for the year ended December 31, 2015 (dollars in thousands):

	Year Ended December 31,
Increase (decrease) from previously reported amounts	2015	2014	2013	2012	2011
Total assets from continuing operations	(2,587)	(3,922)	(8,559)	(2,046)	(2,989)
Total assets	(2,587)	(3,922)	(8,559)	(2,046)	(2,989)
Total debt (includes current maturities of long-term debt)	(2,587)	(3,922)	(8,559)	(2,046)	(2,989)

(3)	Total debt was used to support Cash America’s total operations, which included Enova for 2013, 2012 and 2011.

Non-GAAP Disclosure

In addition to the financial information prepared in conformity with GAAP, Cash America has provided certain historical non-GAAP measures in the tables below, including (i) adjusted EBITDA, which Cash America defines as earnings excluding depreciation, amortization, interest, foreign currency transaction gains or losses, loss on early extinguishment of debt, gain on disposition of equity securities, equity in loss of unconsolidated subsidiary and provision or benefit for income taxes, and (ii) free cash flow, which Cash America defines as cash flow from continuing operating activities reduced by purchases of property and equipment and net cash outflow from pawn and consumer loan activities.

Management believes that the presentation of these measures provides users of the financial statements with greater transparency and facilitates a more meaningful comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments and depreciation and amortization methods. In addition, management believes this information provides a more in-depth and complete view of Cash America’s financial performance, competitive position and prospects for the future and may highlight trends in Cash America’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with GAAP. Management also believes that non-GAAP measures are frequently used by investors to analyze operating performance, evaluate Cash America’s ability to incur and service debt and its capacity for making capital investments, and to help assess Cash America’s estimated enterprise value.

Management believes the non-GAAP measures included herein, including the adjustments shown, provide more meaningful information regarding the ongoing operating performance, provide more useful period-to-period comparisons of operating results, both internally and in relation to operating results of competitors, enhance analysts’ and investors’ understanding of the core operating results of the business and provide a more accurate indication of Cash America’s ability to generate cash flows from operations. Therefore, management believes it important to clearly identify these measures for investors.

Management has determined that the adjustments to the adjusted EBITDA included in the tables below are useful to investors in order to allow them to compare Cash America’s financial results for the periods presented without the effect of the below items, which management believes are less frequent in nature:

•	the gain on disposition of equity securities;

•	the loss on early extinguishment of debt;

•	severance and other employee-related costs for administrative and operations staff reductions in connection with Cash America’s reorganization to better align the corporate and operating cost structure with its remaining storefront operations after the Enova spin transaction (the “Reorganization”);

•	the loss on significant divestitures of non-strategic operations;

•	the charges related to the closure of 36 locations in Texas in 2013 that offered consumer loans as their primary source of revenue (the “Texas Consumer Loan Store Closures”);

•	the adjustments for a penalty paid to the Consumer Financial Protection Bureau (the “CFPB”) in connection with the issuance of a consent order by the CFPB in November 2013 (the “Regulatory Penalty”);

•	charges related to a significant litigation settlement in 2013 (the “2013 Litigation Settlement”);

•	an adjustment made in 2013 (the “Ohio Adjustment for the Ohio Reimbursement Program”) to decrease Cash America’s remaining liability following an assessment of the claims made under a voluntary program initiated in 2012 to reimburse Ohio customers in connection with certain legal collections proceedings initiated by Cash America in Ohio;

•	a recognized income tax benefit related to a tax deduction included on Cash America’s 2013 federal income tax return for its tax basis in the stock of its subsidiary that previously owned its Mexico-based pawn operations, Creazione Estilo, S.A. de C.V. (“Creazione”), a Mexican sociedad anónima de capital variable (the “Creazione Deduction”); and

•	the reorganization of Cash America’s Mexico-based pawn operations in 2012 to include only 47 full-service pawn locations and discontinuation of the operations of 148 of its Mexico-based pawn locations (the “Mexico Reorganization”).

Management provides non-GAAP financial information for informational purposes and to enhance understanding of Cash America’s GAAP consolidated financial statements. Readers should consider the information in addition to, but not instead of or superior to, its financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA

The following table provides a reconciliation between net income (loss) from continuing operations, which is the nearest GAAP measure presented in Cash America’s financial statements, to adjusted EBITDA from continuing operations (dollars in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Net income (loss) from continuing operations	$10,633	$7,845	$27,566	$(10,387)	$59,182	$40,901	$87,514
Net loss (income) attributable to the noncontrolling interest in continuing operations	—	—	—	—	308	(5,806)	(797)
Provision (benefit) for income taxes (1)	5,322	4,912	15,478	2,041	(15,505)	39,114	54,449
Equity in loss of unconsolidated subsidiary	—	—	—	—	136	295	104
Gain on disposition of equity securities	(117)	(126)	(1,688)	—	—	—	—
Loss on early extinguishment of debt	11	—	607	22,553	607	—	—
Foreign currency transaction gain	—	(39)	(32)	(113)	(17)	(29)	776
Interest expense, net	3,899	3,642	14,357	18,873	16,457	7,991	8,027
Depreciation and amortization expenses (2)	13,505	14,519	56,251	60,942	55,949	49,592	42,886
Adjustments
Reorganization	—	—	853	7,538	—	—	—
Loss on divestitures	—	—	—	5,176	—	—	—
Texas Consumer Loan Store Closures	—	—	—	—	1,373	—	—
Regulatory Penalty	—	—	—	—	2,500	—	—
2013 Litigation Settlement	—	—	—	635	18,000	—	—
Ohio Adjustment for the Ohio Reimbursement Program	—	—	—	—	(5,000)	13,400	—
Charges related to Mexico Reorganization	—	—	—	—	—	28,873	—

Adjusted EBITDA from continuing operations	$33,253	$30,753	$113,392	$107,258	$133,990	$174,331	$192,959

(1)	For the year ended December 31, 2013, includes an income tax benefit of $33.2 million related to the Creazione Deduction. For the year ended December 31, 2012, excludes a $7.2 million charge for the recognition of a deferred tax asset valuation allowance, which is included in “Charges related to the Mexico Reorganization” in the table above and includes an income tax benefit related to the Mexico Reorganization of $1.2 million.
(2)	Excludes $0.2 million and $12.6 million of depreciation and amortization expenses for the years ended December 31, 2013 and 2012, respectively, which are included in “Texas Consumer Loan Store Closures” and “Charges Related to Mexico Reorganization” for the respective periods.

Free Cash Flow

The following table provides a reconciliation from net cash flow from continuing operating activities to free cash flow from continuing operations (unaudited, in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Cash flow from continuing operating activities (1)	$45,402	$39,814	$129,717	$127,775	$141,358	$140,346	$181,229
Cash flow from continuing investing activities:
Pawn activities, net (2)	42,980	50,578	(34,501)	(24,203)	(33,564)	2,449	(54,912)
Consumer loan activities, net	1,853	7,619	(10,985)	(24,742)	(31,324)	(28,564)	(30,816)
Purchases of property and equipment	(4,617)	(3,580)	(20,436)	(37,910)	(46,400)	(61,527)	(59,976)

Free cash flow from continuing operations	$85,618	$94,431	$63,795	$40,920	$30,070	$52,704	$35,525

(1)	Effective January 1, 2016, Cash America early adopted ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which included the elimination of the offsetting operating and financing activities for excess income tax benefits from share-based compensation in the consolidated cash flow statements. Cash America retrospectively applied this portion of ASU 2016-09 for all periods presented in the table above. Compared to previously disclosed amounts for “net cash provided by operating activities” in the consolidated cash flow statements in Cash America’s Annual Reports on Form 10-K, net cash provided from operating activities increased by $0.3 million, $0.6 million, $2.6 million and $1.0 million for the years ended December 31, 2015, 2013, 2012 and 2011, respectively, due to the adoption of ASU 2016-09.
(2)	Pawn activities, net includes cash used for pawn loans made, cash received for pawn loans repaid and cash received for the sale of forfeited merchandise. Cash America typically experiences seasonal trends in its pawn loan balances, with lower balances in the first quarter of the year due to the heavy repayment of loans with tax refund proceeds received by customers, resulting in net cash inflows for pawn activities, net in the first quarter, compared to net cash outflows for pawn activities, net, for the full year.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

Presented below are First Cash’s historical per share data for the three months ended March 31, 2016 and the year ended December 31, 2015, Cash America’s historical per share data for the three months ended March 31, 2016 and the year ended December 31, 2015, and unaudited pro forma combined per share data for the three months ended March 31, 2016 and the year ended December 31, 2015. This information should be read together with the consolidated financial statements and related notes of First Cash and Cash America that are incorporated by reference in this joint proxy statement/prospectus and with the unaudited pro forma combined financial data included under “Unaudited Pro Forma Combined Financial Information” beginning on page 35. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma net income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The Cash America unaudited pro forma equivalent per share financial information is computed by multiplying the First Cash unaudited pro forma combined per share amounts by the exchange ratio (0.840 shares of First Cash common stock for each share of Cash America common stock). The pro forma per share financial information for the combined company and the Cash America pro forma equivalent per share financial information assumes that the Cash America RSUs will be paid out in cash in connection with the merger as permitted by the merger agreement. See “Unaudited Pro Forma Combined Financial Information” beginning on page 35 for a further discussion on the financial impact of the treatment of the Cash America RSUs in connection with the merger.

First Cash-Historical	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Earnings per common share:
Basic	$0.47	$2.16
Diluted	$0.47	$2.14
Book value per share of common stock (as of period end)	$15.55	$15.28
Dividends per share of common stock	$0.125	$—

Cash America-Historical	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Earnings per common share:
Basic	$0.43	$1.02
Diluted	$0.42	$1.01
Book value per share of common stock (as of period end)	$40.52	$40.13
Dividends per share of common stock	$0.08	$0.20

FirstCash pro forma combined amounts	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Earnings per common share:
Basic	$0.59	$2.26
Diluted	$0.59	$2.25
Book value per share of common stock (as of period end)	$30.11	n/a

Cash America pro forma equivalent per share data	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Earnings per common share:
Basic	$0.50	$1.90
Diluted	$0.50	$1.89
Book value per share of common stock (as of period end)	$25.29	n/a

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is presented to illustrate the estimated effects of the merger based on the historical financial statements and accounting records of First Cash and Cash America after giving effect to the merger and the merger-related pro forma adjustments as described in the notes below.

The unaudited pro forma combined balance sheet combines the historical consolidated balance sheets of First Cash and Cash America, giving effect to the merger as if it had been consummated on March 31, 2016. The unaudited pro forma combined statements of income for the three months ended March 31, 2016 and for the year ended December 31, 2015 combine the historical consolidated statements of income of First Cash and Cash America, giving effect to the merger as if it had been consummated on January 1, 2015, the beginning of the earliest period presented. The historical consolidated financial statements of Cash America have been adjusted to reflect certain reclassifications in order to conform with First Cash’s financial statement presentation.

The unaudited pro forma combined financial statements were prepared using the acquisition method of accounting for business combinations pursuant to the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with First Cash considered the acquirer of Cash America for accounting purposes. Accordingly, consideration given by First Cash to complete the merger will be allocated to the assets and liabilities of Cash America based upon their estimated fair values as of the date of completion of the merger. As of the date of this joint proxy statement/prospectus, First Cash has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the Cash America assets to be acquired and the liabilities to be assumed and the related allocations of merger consideration, nor has it identified all adjustments necessary to conform Cash America’s accounting policies to First Cash’s accounting policies. A final determination of the fair value of Cash America’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Cash America that exist as of the date of completion of the merger and therefore cannot be made prior to the completion of the transaction. Additionally, the value of the per share consideration to be given by First Cash to complete the merger will be determined based on the trading price of First Cash’s common stock at the time of the completion of the merger. Accordingly, the pro forma merger consideration allocation and adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma merger consideration allocation and adjustments have been made solely for the purpose of providing the unaudited pro forma combined financial statements presented below. First Cash estimated the fair value of Cash America’s assets and liabilities based on discussions with Cash America’s management, preliminary valuation studies, due diligence and information presented in public filings. Until the merger is completed, both companies are limited in their ability to share information with each other. Upon completion of the merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income until the allocation of merger consideration is finalized. There can be no assurance that such finalization will not result in material changes.

These unaudited pro forma combined financial statements have been developed from and should be read in conjunction with (i) the unaudited interim consolidated financial statements of each of First Cash and Cash America for the quarterly period ended March 31, 2016 contained in their respective Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2016 and (ii) the audited consolidated financial statements of each of First Cash and Cash America contained in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, all of which are incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of First Cash would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Pro forma adjustments are included only to the extent they are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma combined statement of income, expected to have a continuing impact on the combined results. First Cash expects to incur significant costs associated with integrating the operations of First Cash and Cash America. The unaudited pro forma combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the merger.

Unaudited Pro Forma Combined Balance Sheet

At March 31, 2016

(in thousands)

	Historical		Reclassifications (1)			Acquisition Adjustments (2)			Pro Forma Combined
	First Cash	Cash America
Assets
Cash and cash equivalents	$54,150	$48,321	$—			$(34,837)	3	(a)	$67,634
Pawn loan fees and service charges receivable	17,070	44,942	—			—			62,012
Pawn loans	126,620	210,724	—			—			337,344
Consumer loans, net	985	23,986	—			—			24,971
Inventories	90,714	223,660	—			—			314,374
Prepaid expenses and other current assets	6,911	21,828	(4,957)	2	(a)	20,704	3	(b)	44,486
Investment in equity securities	—	40,368	—			—			40,368

Total current assets	296,450	613,829	(4,957)			(14,133)			891,189
Property and equipment, net	120,712	164,245	—			(43,093)	3	(c)	241,864
Goodwill	315,439	488,022	—			60,666	3	(d)	864,127
Intangible assets, net	—	38,000	6,124	2	(b)	13,000	3	(e)	57,124
Other non-current assets	10,291	6,719	(6,124)	2	(b)	896	3	(f)	11,782
Deferred tax assets	10,993	—	—			—			10,993

Total assets	$753,885	$1,310,815	$(4,957)			$17,336			$2,077,079

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	$54,496	$60,554	$(14,827)	2	(c)	$(5,507)	3	(g)	$94,716
Customer deposits	—	21,555	14,827	2	(c)	—			36,382
Income taxes payable	1,433	3,524	(4,957)	2	(a)	—			—

Total current liabilities	55,929	85,633	(4,957)			(5,507)			131,098
Revolving unsecured credit facilities	40,000	—	—			46,112	3	(h)	86,112
Senior unsecured notes	196,037	179,173	—			2,277	3	(i)	377,487
Other liabilities	—	653	—			—			653
Deferred tax liabilities	22,632	66,631	—			(65,815)	3	(j)	23,448

Total liabilities	314,598	332,090	(4,957)			(22,933)			618,798
Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—			—			—
Common stock	403	3,024	—			(2,821)	3	(k)	606
Additional paid-in capital	203,143	82,620	574	2	(d)	966,426	3	(k)	1,252,763
Retained earnings	653,248	1,061,221	(574)	2	(d)	(1,091,476)	3	(k)	622,419
Accumulated other comprehensive income (loss)	(80,899)	13,492	—			(13,492)	3	(k)	(80,899)
Common stock held in treasury, at cost	(336,608)	(181,632)	—			181,632	3	(k)	(336,608)

Total stockholders’ equity	439,287	978,725	—			40,269			1,458,281

Total liabilities and stockholders’ equity	$753,885	$1,310,815	$(4,957)			$17,336			$2,077,079

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

(1)	See Note 2 to the unaudited pro forma combined financial statements.
(2)	See Note 3 to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Income

For the Three Months Ended March 31, 2016

(in thousands, except per share data)

	Historical		Reclassifications (1)			Acquisition Adjustments (2)			Pro Forma Combined
	First Cash	Cash America
Revenue:
Retail merchandise sales	$118,776	$178,297	$(27,570)	2	(e)	$—			$269,503
Pawn loan fees	51,433	79,685	—			—			131,118
Consumer loan and credit services fees	5,686	18,107	—			—			23,793
Wholesale scrap jewelry revenue	7,308	—	27,570	2	(e)	—			34,878
Other	—	1,116	—			—			1,116

Total revenue	183,203	277,205	—			—			460,408

Cost of revenue:
Cost of retail merchandise sold	74,422	129,218	(28,091)	2	(e)	—			175,549
Consumer loan and credit services loss provision	1,047	3,943	—			—			4,990
Cost of wholesale scrap jewelry sold	5,871	—	28,091	2	(e)	—			33,962

Total cost of revenue	81,340	133,161	—			—			214,501

Net revenue	101,863	144,044	—			—			245,907

Expenses and other income:
Store operating expenses	55,411	—	84,822	2	(f)	(63)	4	(a)	140,170
Administrative expenses	17,668	—	25,969	2	(f)	(250)	4	(b)	43,387
Operations and administration	—	110,791	(110,791)	2	(f)	—			—
Depreciation and amortization	4,937	13,505	—			(7,341)	4	(c)	11,101
Interest expense	4,460	3,919	—			(842)	4	(d)	7,537
Interest income	(274)	(20)	—			—			(294)
Loss on early extinguishment of debt	—	11	—			—			11
Gain on disposition of equity securities	—	(117)	—			—			(117)

Total expenses and other income	82,202	128,089	—			(8,496)			201,795

Income before income taxes	19,661	15,955	—			8,496			44,112
Provision for income taxes	6,487	5,322	574	2	(g)	3,051	4	(e)	15,434

Net income	$13,174	$10,633	$(574)			$5,445			$28,678

Net income per share:
Basic	$0.47	$0.43							$0.59	4	(f)
Diluted	$0.47	$0.42							$0.59	4	(f)
Weighted average common shares outstanding:
Basic	28,241	24,811							48,505	4	(f)
Diluted	28,241	25,121							48,505	4	(f)

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

(1)	See Note 2 to the unaudited pro forma combined financial statements.
(2)	See Note 4 to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Income

For the Year Ended December 31, 2015

(in thousands, except per share data)

	Historical		Reclassifications (1)			Acquisition Adjustment (2)			Pro Forma Combined
	First Cash	Cash America
Revenue:
Retail merchandise sales	$449,296	$620,757	$(87,027)	2	(h)	$—			$983,026
Pawn loan fees	195,448	318,987	—			—			514,435
Consumer loan and credit services fees	27,803	82,501	—			—			110,304
Wholesale scrap jewelry revenue	32,055	—	87,027	2	(h)				119,082
Other	—	7,246	—			—			7,246

Total revenue	704,602	1,029,491	—			—			1,734,093

Cost of revenue:
Cost of retail merchandise sold	278,631	439,242	(78,533)	2	(h)	—			639,340
Consumer loan and credit services loss provision	7,159	23,105	—			—			30,264
Cost of wholesale scrap jewelry sold	27,628	—	78,533	2	(h)	—			106,161

Total cost of revenue	313,418	462,347	—			—			775,765

Net revenue	391,184	567,144	—			—			958,328

Expenses and other income:
Store operating expenses	207,572	—	340,960	2	(i), 2(j)	(465)	4	(a)	548,067
Administrative expenses	54,758	—	113,920	2	(i)	(100)	4	(b)	168,578
Operations and administration	—	454,912	(454,912)	2	(i)	—			—
Depreciation and amortization	17,939	56,251	—			(31,598)	4	(c)	42,592
Goodwill impairment — U.S. consumer loan operations	7,913	—	—			—			7,913
Interest expense	16,887	14,457	—			(1,198)	4	(d)	30,146
Interest income	(1,566)	(100)	—			—			(1,666)
Foreign currency transaction gain	—	(32)	32	2	(j)	—			—
Gain on divestures	—	(307)	—			—			(307)
Loss on early extinguishment of debt	—	607	—			—			607
Gain on disposition of equity securities	—	(1,688)	—			—			(1,688)

Total expenses and other income	303,503	524,100	—			(33,361)			794,242

Income before income taxes	87,681	43,044	—			33,361			164,086
Provision for income taxes	26,971	15,478	—			12,307	4	(e)	54,756

Net income	$60,710	$27,566	$—			$21,054			$109,330

Net income per share:
Basic	$2.16	$1.02							$2.26	4	(f)
Diluted	$2.14	$1.01							$2.25	4	(f)
Weighted average common shares outstanding:
Basic	28,138	27,022							48,402	4	(f)
Diluted	28,326	27,238							48,528	4	(f)

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

(1)	See Note 2 to the unaudited pro forma combined financial statements.
(2)	See Note 4 to the unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements

(in thousands, except per share data)

Note 1. Basis of Presentation

Under the terms of the merger agreement, at the effective time of the merger, (a) Cash America will become a wholly owned subsidiary of First Cash; (b) each outstanding share of Cash America common stock will be converted into the right to receive 0.840 shares of First Cash common stock plus cash in lieu of any fractional shares of First Cash common stock; and (c) Cash America RSUs will be converted into the right to receive, at First Cash’s discretion, either (i) a cash payment equal to the product of (A) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by the exchange ratio, multiplied by (B) the closing per share price of the First Cash common stock on the NASDAQ on the last day on which shares of First Cash common stock traded on the NASDAQ immediately preceding the date on which the effective time of the merger shall occur, or (ii) the merger consideration in respect of each share of Cash America common stock subject thereto as of immediately prior to the effective time, plus, in the case of both clauses (i) and (ii) and with respect to Cash America RSUs granted prior to November 13, 2014 only, a number of shares of Enova common stock equal to the product of (a) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by (b) 0.915. For further information regarding the treatment of Cash America stock options and equity awards, see “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Treatment of Cash America Equity Incentive Awards” in this joint proxy statement/prospectus.

The unaudited pro forma combined financial statements were prepared in accordance with ASC 805, using the acquisition method of accounting with First Cash considered to be the acquirer of Cash America for accounting purposes.

The unaudited pro forma combined financial statements present the pro forma combined financial position and results of operations of the combined company based upon the historical financial statements of First Cash and Cash America, after giving effect to the merger and the adjustments described in these notes. The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not intended to reflect the financial position and results of operations which would have actually resulted had the merger been completed on the dates indicated. Further, the unaudited pro forma combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the merger.

The unaudited pro forma combined balance sheet gives effect to the merger as if it had been consummated on March 31, 2016 and includes estimated pro forma adjustments (to the extent they can be currently estimated) for the preliminary valuations of assets acquired and liabilities assumed. These adjustments are subject to further revision as additional information becomes available and additional analyses are performed. The unaudited pro forma combined statements of income give effect to the merger as if it had been consummated on January 1, 2015, the beginning of the earliest period presented.

The unaudited pro forma combined balance sheet has been adjusted to reflect the preliminary allocation of the merger consideration to identifiable net assets acquired and the excess merger consideration to goodwill. The merger consideration allocation in these unaudited pro forma combined financial statements is based upon aggregate merger consideration of approximately $1,096.4 million. This amount was calculated as described below in accordance with the merger agreement, based on the outstanding shares of Cash America common stock and Cash America RSUs at July 15, 2016, the exchange ratio of 0.840 shares of First Cash common stock for each Cash America share and a price per First Cash common share of $51.81, which represents the closing price of First Cash shares of common stock on July 15, 2016. The actual number of shares of First Cash common stock issued to Cash America shareholders pursuant to the merger will be based upon the actual number of Cash America shares outstanding at the effective time of the merger, and the valuation of those shares will be based on the trading price of First Cash’s common stock at the effective time of the merger. For further information regarding the treatment of Cash America equity awards, see “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Treatment of Cash America Equity Incentive Awards” in this joint proxy statement/prospectus.

The preliminary merger consideration is calculated as follows:

(in thousands, except per share data)
Assumed outstanding shares of Cash America common stock to be exchanged	24,025
Exchange ratio	0.840

Assumed shares of First Cash common stock to be issued	20,181
Price per share	$51.81
Fair value of First Cash shares issued	$1,045,578
Cash America stock based compensation paid in cash upon merger (1)	$50,849

Preliminary estimated aggregate merger consideration	$1,096,427

(1)	The unaudited pro forma combined financial information assumes that all of the Cash America RSUs will be paid in cash in connection with the merger as permitted by the merger agreement. First Cash expects to pay the Cash America RSUs in cash; however, under the terms of the merger agreement, First Cash has the option to convert the Cash America RSUs into shares of First Cash common stock at the exchange ratio. Pursuant to the terms of the merger agreement and based on the trading price of First Cash common stock as of July 15, 2016 and 1,168,392 Cash America RSUs outstanding as of July 15, 2016, the holders of the Cash America RSUs would be entitled to $50,849 if the Cash America RSUs were paid in cash and would be entitled to 981,449 shares of First Cash common stock if the Cash America RSUs were settled in shares of First Cash common stock. If the Cash America RSUs are settled in shares of First Cash common stock, the weighted average common shares outstanding of the combined company would increase, thereby decreasing the net income per share of the combined company. See “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Treatment of Cash America Equity Incentive Awards” for a discussion of the treatment of the Cash America RSUs in the merger.

The total consideration amount is calculated based on (i) the closing price of First Cash shares of common stock on July 15, 2016, equal to $51.81, (ii) approximately 24 million shares of Cash America common stock outstanding as of July 15, 2016, (iii) approximately 1.2 million Cash America RSUs outstanding as of July 15, 2016 and (iv) the exchange ratio described above. Each one dollar increase (decrease) in the per share price of First Cash common stock will result in an approximate $21 million increase (decrease) in the total consideration for the transaction, substantially all of which First Cash expects would be recorded as an increase (decrease) in the amount of goodwill recorded in the transaction. The outstanding number of shares of Cash America common stock will change prior to the closing of the merger due to transactions in the ordinary course of business, including the vesting of outstanding and any grants of new Cash America equity awards. These changes are not expected to have a material impact on the unaudited pro forma financial statements.

The table below represents a preliminary allocation of the total consideration to Cash America’s tangible and intangible assets and liabilities based on First Cash management’s preliminary estimate of their respective fair values:

(in thousands)
Cash and cash equivalents	$48,321
Pawn loan fees and service charges receivable	44,942
Pawn loans	210,724
Consumer loans, net	23,986
Inventories	223,660
Other current assets	81,484
Property and equipment, net	121,152
Goodwill	548,688
Intangible assets, net	51,000
Other non-current assets	5,515
Current liabilities	(80,126)
Long-term debt	(181,450)
Deferred tax liabilities	(816)
Other liabilities	(653)

$1,096,427

Upon completion of the fair value assessment after the merger, it is anticipated that the ultimate allocation of merger consideration will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities, which may be material, will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. Assets and liabilities for which preliminary adjustments have been made are described in Note 3 below. Other assets and liabilities for which adjustments have not yet been reflected include, but are not limited to, the valuation of pawn loan fees and service charges receivable, pawn loans, consumer loans, net, inventories, pawn licenses and above/below market lease obligations. Accordingly, First Cash will continue to refine the identification and initial measurement of assets to be acquired and liabilities to be assumed as further information becomes available.

Note 2. Reclassification Adjustments

The unaudited pro forma financial information has been compiled in a manner consistent with the accounting policies adopted by First Cash. Certain balances from the consolidated financial statements of Cash America were reclassified to conform its presentation to that of First Cash:

The following reclassifications were made to the unaudited pro forma combined balance sheet as of March 31, 2016:

2(a) Reflects the reclassification of income taxes payable to prepaid expenses and other current assets as the pro forma adjustments create an income taxes receivable balance.

2(b) Reflects the reclassification of intangible assets classified as other non-current assets by First Cash to intangible assets, net.

2(c) Reflects the reclassification of customer layaway sales deposits classified as accounts payable and accrued liabilities by First Cash to customer deposits.

2(d) Reflects the reclassification of a tax benefit recorded to provision for income taxes by Cash America during the three months ended March 31, 2016 to additional paid-in-capital. Cash America early adopted ASU 2016-09 during the three months ended March 31, 2016, which requires excess tax benefits and tax deficiencies resulting from share-based payment transactions be recognized as income tax expense or benefit in the income statement, rather than in additional paid-in capital under current guidance. First Cash has not early adopted ASU 2016-09.

The following reclassifications were made to the unaudited pro forma combined statement of income for the three months ended March 31, 2016:

2(e) Reflects the reclassification of $27,570 and $28,091 of Cash America’s sales and cost of sales, respectively, to wholesale scrap jewelry revenue and cost of wholesale scrap jewelry sold, respectively.

2(f) Reflects the reclassification of $110,791 of Cash America’s operations and administration expense to store operating expenses ($84,822) and administrative expenses ($25,969). All operational management and supervisory expenses above the store manager position are included in administrative expenses in the conformed presentation.

2(g) Reflects the reclassification of a tax benefit recorded to provision for income taxes by Cash America during the three months ended March 31, 2016 to additional paid-in-capital. Cash America early adopted ASU 2016-09 during the three months ended March 31, 2016, which requires excess tax benefits and tax deficiencies resulting from share-based payment transactions be recognized as income tax expense or benefit in the income statement, rather than in additional paid-in capital under current guidance. First Cash has not early adopted ASU 2016-09.

The following reclassifications were made to the unaudited pro forma combined statement of income for the twelve months ended December 31, 2015:

2(h) Reflects the reclassification of $87,027 and $78,533 of Cash America’s sales and cost of sales, respectively, to wholesale scrap jewelry revenue and cost of wholesale scrap jewelry sold, respectively.

2(i) Reflects the reclassification of $454,912 of Cash America’s operations and administration expense to store operating expenses ($340,960) and administrative expenses ($113,920). All operational management and supervisory expenses above the store manager position are included in administrative expenses in the conformed presentation.

2(j) Reflects the reclassification of $32 of Cash America’s foreign currency transaction gain to store operating expenses.

Further review may identify additional intercompany transactions, reclassifications, or differences in accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma combined financial statements.

Note 3. Unaudited Pro Forma Combined Balance Sheet Adjustments

The unaudited pro forma combined balance sheet reflects the following adjustments:

3(a) Represents $34,837 of cash assumed to be used to pay down amounts outstanding under revolving unsecured credit facilities. See note 3(h) to the unaudited pro forma combined balance sheet.

3(b) Represents the expected current tax benefit related to (i) the cash payouts of Cash America RSUs that vest upon completion of the merger of $18,814 ($50,849 pre-tax), (ii) the write-off of debt issuance costs previously deferred by Cash America of $1,288 ($3,481 pre-tax) and (iii) the accelerated vesting of certain First Cash restricted stock awards upon the completion of the merger of $1,416 ($3,827 pre-tax), offset by (iv) the elimination of Cash America’s $814 in below market lease assets from previous Cash America acquisitions. As of the date of this joint proxy statement/prospectus, First Cash does not have sufficient information to make a reasonable preliminary estimate of the fair value of below market leases; therefore, no fair value has been assigned at this time.

3(c) Represents the adjustment in basis of Cash America’s property and equipment from its recorded net book value to its preliminarily estimated fair market value as of March 31, 2016. The estimated fair value of the property and equipment is approximately $121,152, of which $109,367 is expected to be depreciated on a straight-line basis over estimated useful lives that will generally range from 1 to 30 years. The fair value estimate for property and equipment is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). A significant portion of the adjustment is related to Cash America’s customized, internally developed point of sale system, which is not expected to be retained by First Cash beyond a reasonable transition period following the merger and is assumed to have potentially limited value to other market participants. The final fair value and useful life determination for property and equipment may differ materially from this preliminary determination.

3(d) Goodwill is calculated as the difference between the fair value of the aggregate merger consideration and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The amount of goodwill presented in the table in Note 1 reflects the estimated goodwill as a result of the merger of $548,688 as of March 31, 2016. The actual amount of goodwill will depend upon the final determination of the fair values of the assets acquired and liabilities assumed and may differ materially from this preliminary determination. The goodwill created in the merger is not expected to be deductible for tax purposes and is subject to material revisions as the purchase price allocation is completed. The excess of the merger consideration over the estimated fair value of the identifiable net assets acquired is calculated as follows:

Aggregate merger consideration	$1,096,427
Less: estimated fair value of net assets acquired	(547,739)

Estimated goodwill arising from the merger	548,688
Less: book value of Cash America existing goodwill	(488,022)

Pro forma adjustment	$60,666

3(e) Intangible assets expected to be acquired consist of the following:

Description	Estimated Value
Trade name	$40,000
Customer relationships	11,000

Total intangible assets (excluding pawn licenses)	51,000
Less: book value of Cash America intangible assets	(38,000)

Pro forma adjustment	$13,000

The fair value estimates for intangible assets are preliminary and determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). Acquired intangible assets include both definite-lived assets consisting of customer relationships, which are expected to be amortized over approximately 5 years, and indefinite-lived assets consisting of trade name and pawn licenses, which are not amortized. As of the date of this joint proxy statement/prospectus, First Cash does not have sufficient information to make a reasonable preliminary estimate of the fair value of pawn licenses; therefore, no fair value has been assigned at this time. The final fair value determination for intangible assets may differ materially from this preliminary determination. Any change in the amount of the final fair value of amortizable, definite-lived intangible assets, or any change in the current designation of non-amortizable indefinite-lived intangible assets, could materially affect the amount of amortization expense recorded by the combined company subsequent to the date of completion of the merger.

3(f) Represents adjustments to record the inclusion of an estimated $2,100 of debt issuance costs related to an expected new revolving unsecured credit facility offset by the write-off of $1,204 of debt issuance costs previously deferred by Cash America related to its revolving unsecured credit facility, which is expected to be terminated upon the completion of the merger.

3(g) Represents (i) the elimination of Cash America’s $4,107 in straight-line rent liabilities from previous Cash America acquisitions, and (ii) the elimination of Cash America’s $1,400 in above market lease liabilities from previous Cash America acquisitions. As of the date of this joint proxy statement/prospectus, First Cash does not have sufficient information to make a reasonable preliminary estimate of the fair value of above market leases; therefore, no fair value has been assigned at this time. Severance payments of up to $25 million may be incurred over the next two years in order to achieve certain synergies. However, employees of the combined company are in the process of being selected and therefore severance and other benefit payments associated with the merger have not yet been completely identified and therefore no such severance accrual has been made.

3(h) Represents increases of (i) $50,849 in expected cash payouts of Cash America RSUs that vest upon completion of the merger, (ii) $28,000 in estimated transaction-related costs associated with the merger and (iii) $2,100 in estimated debt issuance costs incurred related to an expected new revolving unsecured credit facility, all of which are assumed to be financed through the expected new revolving unsecured credit facility for purposes of the unaudited pro forma combined balance sheet, less (iv) $34,837 in assumed paydown of existing indebtedness using available cash on hand. Following the consummation of the merger, Cash America will be required to make an offer to repurchase the 2018 senior notes at a purchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest, if any, as of the date of repurchase. Alternatively, Cash America or the combined company may elect to refinance the 2018 senior notes, including through an optional redemption of the 2018 senior notes at a redemption price of 100% of the outstanding principal amount plus a make whole premium. For purposes of the unaudited pro forma combined balance sheet, it has been assumed that none of the Cash America 2018 senior notes will be redeemed. See “Risk Factors—Risk Factors Relating to the Combined Company Following the Merger.” Employees of the combined company are in the process of being selected and therefore severance and other benefit payments associated with the merger have not yet been completely identified and may require cash for settlement, which, depending upon the timing of such payments, could require additional increases in the revolving unsecured credit facility.

3(i) Represents the elimination of $2,277 of debt issuance costs previously deferred by Cash America, which are recorded as a direct deduction to the carrying value of the Cash America 2018 senior notes, to record Cash America’s 2018 senior notes at fair value. First Cash concluded that the outstanding principal amount of the Cash America 2018 senior notes approximates fair value. See note 3(h) to the unaudited pro forma combined balance sheet.

3(j) Represents estimates of net deferred income tax assets resulting from pro forma fair value adjustments for the assets to be acquired based on an estimated U.S. statutory rate of 37%. This estimate of deferred taxes was determined based on the excess book basis over the tax basis of the fair value pro forma adjustments attributable to the net assets to be acquired. The incremental deferred tax assets and liabilities were calculated based on the statutory rates where fair value adjustments were estimated. This estimate of deferred income taxes is preliminary and is subject to change based upon management’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction.

3(k) Represents (i) the issuance of First Cash stock to Cash America shareholders in connection with the merger, (ii) the elimination of Cash America historical equity, (iii) the estimated impact of transaction costs related to the merger, and (iv) the acceleration of certain First Cash restricted stock awards upon completion of the merger. The following table details the pro forma adjustments made to various stockholders’ equity accounts:

	Common stock	Additional paid-in- capital	Retained earnings	Accumulated other comprehensive income	Common stock held in treasury
Issuance of First Cash stock	$202	$1,045,376	$—	$—	$—
Elimination of Cash America’s historical equity	(3,024)	(83,194)	(1,060,647)	(13,492)	181,632
Transaction-related costs	—	—	(28,000)	—	—
Acceleration of certain First Cash restricted stock awards	1	4,244	(2,829)	—	—

	$(2,821)	$966,426	$(1,091,476)	$(13,492)	$181,632

While First Cash expects to pay the Cash America RSUs in cash, under the terms of the merger agreement, First Cash has the option to convert the Cash America RSUs into shares of First Cash common stock at the exchange ratio. If the Cash America RSUs are settled in shares, the equity amount above will increase by approximately $50,849, comprised of $10 in common stock and $50,839 in additional paid capital.

Note 4. Unaudited Pro Forma Combined Statements of Income Adjustments

The unaudited pro forma combined statement of income reflects the following adjustments:

4(a) Represents the elimination of Cash America’s historical straight-line rent expense and net above/below market lease expense as the underlying liabilities and assets were eliminated. As of the date of this joint proxy statement/prospectus, First Cash does not have sufficient information to make a reasonable preliminary estimate of the fair value of above and/or below market lease obligations; therefore, no pro forma adjustments related to above and/or below market lease amortization have been made at this time. See notes 3(b) and 3(g) to the unaudited pro forma combined balance sheet.

4(b) Represents the elimination of historical acquisition-related transaction costs incurred in connection with the merger, principally legal and financial advisory fees, due to the non-recurring nature of these expenses. There was no income tax benefit recorded on these expenses in the historical statements of income and, accordingly, no pro forma tax effect has been recorded on this adjustment.

4(c) Represents the adjustment to depreciation and amortization expense as a result of the estimated fair value adjustments to property and equipment and identified intangible assets acquired. The estimated fair value of the net property and equipment is approximately $121,152, of which $109,367 is expected to be depreciated on a straight-line basis over estimated useful lives that will generally range from 1 to 30 years. The depreciation expense adjustment includes the preliminary impact of conforming the depreciable lives of the acquired fixed assets. The estimated fair value of the identifiable definite-lived intangible assets of approximately $11,000 is expected to be amortized over approximately 5 years. The property and equipment and the intangible asset fair values, estimated useful lives and estimated depreciation and amortization expense may differ materially from this preliminary determination. The historical adjustment to depreciation and amortization is not necessarily indicative of the expected depreciation and amortization savings of the combined company on a forward looking basis.

4(d) Represents the net decrease in interest expense as a result of a decrease in the weighted-average interest rate on borrowings of the combined company primarily due to the elimination of debt issuance costs previously deferred by Cash America, partially offset by an increase in total indebtedness incurred to finance the merger. The pro forma interest expense assumes total debt of $463,599 and a weighted-average interest rate of approximately 6.6%. The pro forma interest expense includes estimates for the variable rate, the amortization of debt issuance costs and unused fees for the expected revolving unsecured credit facility which is expected to utilize a variable rate of LIBOR plus 250 bps (a 1/8th percent change in the assumed variable interest rate would change annual pro forma interest expense by approximately $100). For purposes of the unaudited pro forma combined statements of income, it has been assumed that none of the Cash America 2018 senior notes will be redeemed. Interest expense of the combined company may differ materially based on the amount of Cash America’s 2018 senior notes that are ultimately redeemed. If all of the Cash America 2018 senior notes were redeemed at a purchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest, annual pro forma interest expense would decrease by approximately $5,750. The First Cash senior unsecured notes will remain in place following the completion of the merger. See note 3(h) to the unaudited pro forma combined balance sheet.

4(e) Represents the tax effects of the pro forma adjustments described in the notes to the unaudited pro forma combined statements of income using the estimated statutory rate that would apply to these adjustments.

4(f) The pro forma combined basic and diluted earnings per share for the year ended December 31, 2015 and the three months ended March 31, 2016 are calculated as follows (in thousands, except per share data):

	Year ended December 31, 2015	Three months ended March 31, 2016
Weighted-average shares used in computing net earnings per share — First Cash	28,138	28,241
Shares of First Cash common stock estimated to be issued	20,181	20,181
Shares of First Cash common stock issued upon completion of the merger due to accelerated vesting	83	83

Pro forma weighted-average shares used in computing net earnings per share — basic	48,402	48,505
Dilutive effect of securities	126	—

Pro forma weighted-average shares used in computing net earnings per share — dilutive	48,528	48,505

EPS — Basic	$2.26	$0.59

EPS — Diluted	$2.25	$0.59

First Cash expects to pay the Cash America RSUs in cash; however, under the terms of the merger agreement, First Cash has the option to convert the Cash America RSUs into shares of First Cash common stock at the exchange ratio. If the Cash America RSUs are settled in shares, both basic and diluted pro forma weighted-average common shares outstanding would increase by 981,449 shares based on the Cash America RSUs outstanding and the trading price of First Cash common stock as of July 15, 2016.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Stock Prices

Shares of First Cash common stock are listed for trading on the NASDAQ Global Select Market under the symbol “FCFS.” Shares of Cash America common stock are listed for trading on the NYSE under the symbol “CSH.” The following table sets forth the closing sales prices per share of First Cash common stock and Cash America common stock, on an actual and equivalent per share basis, on the NASDAQ and the NYSE, as applicable, on the following dates:

•	April 27, 2016, the last full trading day prior to the public announcement of the merger, and

•	July 29, 2016, the last trading day for which this information could be calculated prior to the filing of this joint proxy statement/prospectus.

	First Cash Common Stock	Cash America Common Stock	Cash America Equivalent Per Share (1)
April 27, 2016	$48.69	$40.71	$40.90
July 29, 2016	$51.31	$42.85	$43.10

(1)	The equivalent per share data for Cash America common stock has been determined by multiplying the market price of one share of First Cash common stock on each of the dates by the exchange ratio of 0.840.

The following table sets forth, for the periods indicated, the high and low sales prices per share of First Cash common stock on the NASDAQ and the Cash America common stock on the NYSE. Cash America’s stock prices presented below have been adjusted from original historical prices based on the method used by the NYSE to reflect the impact on Cash America’s stock price of the Enova spin transaction, which was completed on November 13, 2014. For current price information, you should consult publicly available sources.

	First Cash		Cash America
	High	Low	High	Low
Calendar Year 2014
Three months ended March 31, 2014	$63.93	$46.77	$19.63	$15.79
Three months ended June 30, 2014	57.91	46.01	21.91	16.92
Three months ended September 30, 2014	59.15	54.44	21.22	18.43
Three months ended December 31, 2014	59.90	52.76	25.45	18.43
Calendar Year 2015
Three months ended March 31, 2015	$55.96	$46.28	$26.27	$18.77
Three months ended June 30, 2015	50.90	44.88	28.68	22.83
Three months ended September 30, 2015	48.78	36.55	29.02	23.77
Three months ended December 31, 2015	44.19	35.82	35.32	26.00
Calendar Year 2016
Three months ended March 31, 2016	$46.72	$29.64	$39.28	$27.30
Three months ended June 30, 2016	53.67	43.11	44.77	35.57
July 1, 2016 through July 29, 2016	53.18	49.17	44.38	41.25

Dividends

At the close of business on the First Cash record date, 28,243,229 shares of First Cash common stock were outstanding. First Cash currently pays quarterly cash dividends on shares of its common stock and is permitted to continue doing so under the merger agreement in an amount not to exceed $0.125 per share per quarter. First Cash did not pay any cash dividends in 2014 or 2015 and instituted its current cash dividend in the first quarter of 2016. At the close of business on the Cash America record date, 24,025,196 shares of Cash America common stock were outstanding. Cash America currently pays quarterly cash dividends on shares of its common stock and is permitted to continue doing so under the merger agreement in an amount not to exceed $0.080 per share per quarter. Cash America paid cash dividends of $0.050 and $0.035 per share of Cash America common stock in each quarter of 2015 and 2014, respectively, and $0.080 in the first quarter of 2016.

The First Cash board of directors has adopted a new dividend policy that provides for the payment of an annual cash dividend of $0.76 per share by the combined company following the completion of the merger, subject to the authority and discretion of the combined company’s board of directors to adjust such policy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain, in addition to historical information, “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of First Cash and Cash America or anticipated benefits of the merger. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the merger include, but are not limited to statements about: the benefits of the merger, including anticipated synergies, cost savings, cash flows and future financial and operating results; future capital returns to stockholders of the combined company; First Cash’s and Cash America’s plans, objectives, expectations and intentions; the expected timing of completion of the merger; the impact of any CFPB rules that may be adopted on First Cash and Cash America; and other statements relating to the merger that are not historical facts. Forward-looking statements are based on information currently available to First Cash and Cash America and involve estimates, expectations and projections. Readers of this joint proxy statement/prospectus are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the merger, these risks, uncertainties and factors, in addition to those set forth under “Risk Factors,” beginning on page 52, could include, but are not limited to: the risk that First Cash or Cash America may be unable to obtain governmental and regulatory approvals required for the merger or that required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that required stockholder approvals may not be obtained; the risk that condition(s) to closing of the merger may not be satisfied; the length of time necessary to consummate the merger, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the benefits, cost savings, cash flows, synergies and growth from the merger may not be fully realized or may take longer to realize than expected; the diversion of management time to transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the merger. With respect to the businesses of First Cash and/or Cash America, including if the merger is consummated, these risks, uncertainties and factors include, but are not limited to: the effect of future regulatory or legislative actions on the companies or the industries in which they operate and the effect of compliance with enforcement actions, orders or agreements issued by applicable regulators; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; economic and foreign exchange rate volatility, particularly in Latin American markets; adverse gold market or exchange rate fluctuations; increased competition from banks, credit unions, internet-based lenders, other short-term consumer lenders and other entities offering similar financial services as well as retail businesses that offer products and services offered by First Cash and Cash America; a decrease in demand for First Cash’s or Cash America’s products and services; public perception of First Cash’s or Cash America’s business and business practices; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the merger on relationships with customers, suppliers, competitors, management and other employees; risks related to any current or future litigation proceedings; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; ability to protect intellectual property rights; the impact of security breaches, cyber-attacks or fraudulent activity on First Cash’s or Cash America’s reputation; the risks associated with assumptions the companies make in connection with their critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currency fluctuations, tax assessments or tax positions taken; and risks related to goodwill and other intangible asset impairments, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning these and other risk factors is also contained in First Cash’s and Cash America’s most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond First Cash’s or Cash America’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither First Cash nor Cash America undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this joint proxy statement/prospectus. Nothing in this joint proxy statement/prospectus is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per First Cash share or Cash America share for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per First Cash share or Cash America share, as applicable. Neither First Cash nor Cash America gives any assurance (i) that either First Cash or Cash America will achieve its expectations or (ii) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning First Cash, Cash America, the merger, the combined company or other matters and attributable to First Cash or Cash America or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

RISK FACTORS

In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of First Cash and Cash America because these risks will also affect the combined company. These risks can be found in the Annual Reports on Form 10-K of each of First Cash and Cash America for the fiscal year ended December 31, 2015, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 167.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either First Cash’s or Cash America’s stock price.

Upon closing of the merger, Cash America shareholders will receive 0.840 shares of First Cash common stock for each share of their Cash America common stock plus cash in lieu of fractional shares of First Cash common stock. This exchange ratio will not be adjusted for changes in the market price of either First Cash common stock or Cash America common stock between the date of signing the merger agreement and completion of the merger. Changes in the price of First Cash common stock prior to the merger will affect the value of First Cash common stock that Cash America shareholders will receive on the date of the merger. The exchange ratio will be adjusted ratably to fully reflect the effect of any split, combination, reclassification, share dividend, other distribution in shares, reorganization, recapitalization, exchange or other like change with respect to the shares of either First Cash common stock or Cash America common stock prior to the closing of the merger.

The prices of First Cash common stock and Cash America common stock at the closing of the merger may vary from their prices on the date the merger agreement was signed, on the date of this joint proxy statement/prospectus and on the date of each stockholder meeting. As a result, the implied value represented by the exchange ratio will also vary. For example, based on the range of closing prices of First Cash common stock during the period from April 27, 2016, the last trading day before public announcement of the merger, through July 29, 2016, the latest practicable trading date before the date of this joint proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $43.52 to a low of $36.54 for each share of Cash America common stock.

These variations could result from changes in the business, operations or prospects of First Cash or Cash America prior to or following the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of First Cash or Cash America. We may complete the merger a considerable period after the dates of the First Cash special meeting and the Cash America special meeting. Therefore, at the time of the Cash America special shareholders meeting, Cash America shareholders will not know with certainty the value of the shares of First Cash common stock that they will receive upon completion of the merger.

The consummation of the merger is contingent upon the satisfaction of a number of conditions, including stockholder and regulatory approvals, that are outside of First Cash’s or Cash America’s control and that First Cash and Cash America may be unable to satisfy or obtain or which may delay the consummation of the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger.

Consummation of the merger is contingent upon the satisfaction of a number of conditions, some of which are beyond First Cash’s and Cash America’s control, including, among others: (i) the approval of the merger agreement by the affirmative vote of the holders of at least two-thirds of all outstanding shares of Cash America’s common stock; (ii) the approval of the issuance of shares of First Cash’s common stock to be issued to the Cash America shareholders in the merger by the affirmative vote of a majority of the shares of First Cash’s common stock present in person or represented by proxy at First Cash’s special meeting; (iii) the expiration or termination of the required waiting periods under the HSR Act; (iv) the absence of any order or law prohibiting the merger or the other transactions contemplated by the merger agreement; (v) the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part; (vi) the receipt of certain tax opinions; and (vii) the absence of a material adverse effect with respect to either First Cash or Cash America (as defined in the merger agreement). Any delay in completing the merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that we expect to achieve if the merger is successfully completed within its expected time frame. See “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Conditions to Completion of the Merger” beginning on page 143.

The merger agreement also requires that First Cash and Cash America use reasonable best efforts to obtain all necessary or advisable approvals from governmental authorities, including those from a number of the federal, state and municipal authorities that regulate the businesses of First Cash and Cash America. There can be no assurances that these regulatory approvals will be obtained. While these regulatory approvals are not a condition to closing the merger, the failure to obtain any of these regulatory approvals could impose additional material costs on or materially limit the revenue of the combined company following the merger. For a more detailed description of the regulatory review process, see the section entitled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Regulatory Clearances Required for the Merger” beginning on page 120.

While the merger is pending, First Cash and Cash America will be subject to business uncertainties that could adversely affect their businesses and operations.

Uncertainty about the effect of the merger on employees, customers and other persons with whom First Cash or Cash America has a business relationship may have an adverse effect on each of First Cash’s and Cash America’s business, operations and stock price. In connection with the pendency of the merger, existing customers could decide to no longer do business with First Cash or Cash America. In addition, certain First Cash or Cash America projects may be delayed or ceased and business decisions could be deferred. Persons with whom each of First Cash and Cash America has a business relationship, such as key vendors or suppliers, could also decide to terminate, modify or renegotiate their relationships with the companies or take other actions as a result of the merger that could negatively affect First Cash’s and Cash America’s revenue, earnings and cash flows. Employee retention may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart, the businesses of First Cash and Cash America prior to the merger, and the business of the combined company following the merger, could be materially harmed. In addition, stockholders and market analysts could also have a negative perception of the merger, which could cause a material reduction in First Cash’s and Cash America’s stock prices and could also result in (i) First Cash not achieving the requisite vote to approve the issuance of First Cash’s shares in the merger and/or (ii) Cash America not achieving the requisite vote to approve the merger.

A lawsuit has been filed against First Cash, Merger Sub, Cash America and Cash America’s board of directors challenging the merger and an adverse ruling may prevent the merger from being completed.

First Cash, Merger Sub, Cash America and the members of Cash America’s board of directors were named as defendants in a lawsuit brought by an alleged Cash America shareholder challenging the merger and seeking, among other things, injunctive relief to enjoin the defendants from completing the merger on the agreed-upon terms. Additional lawsuits may be filed against First Cash, Merger Sub, Cash America and/or their respective directors or officers in connection with the merger. See “The Merger — Litigation Related to the Merger” on page 125 for more information about the lawsuit that has been filed related to the merger.

One of the conditions to the closing of the merger is no judgment, injunction, order or decree of any governmental authority of competent jurisdiction prohibiting the consummation of the merger shall be in effect, and no law shall have been enacted, entered, promulgated or enforced by any governmental authority after the date of the merger agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the merger and the other transactions contemplated by the merger agreement. Consequently, if a settlement or other resolution is not reached in the lawsuit referenced above and the plaintiff secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting the parties’ ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected time frame or at all.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of First Cash and Cash America.

Completion of the merger is not assured. If the merger is not completed, the ongoing businesses and financial results of First Cash and/or Cash America may be adversely affected and First Cash and/or Cash America will be subject to several risks, including the following:

•	the price of First Cash’s common stock and Cash America’s common stock may decline to the extent that its current market prices reflect a market assumption that the merger will be completed;

•	having to pay significant costs relating to the merger without receiving the benefits of the merger, including, in certain circumstances, a termination fee of $30 million;

•	negative reactions from customers, stockholders and market analysts;

•	the possible loss of employees necessary to operate the respective businesses;

•	First Cash and Cash America will have been subject to certain restrictions on the conduct of their businesses, which may have prevented them from making certain acquisitions or dispositions or pursuing certain business opportunities while the merger was pending; and

•	the diversion of the focus of each company’s management to the merger instead of on pursuing other opportunities that could have been beneficial to their respective companies.

If the merger is not completed, First Cash and Cash America cannot assure their respective stockholders that these risks will not materialize and will not materially adversely affect the business, financial results and stock prices of First Cash or Cash America.

The merger agreement contains provisions that could discourage a potential competing acquirer of either First Cash or Cash America.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict each of First Cash’s and Cash America’s ability to solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer with respect to any acquisition proposal for a competing transaction, including any acquisition of a significant interest in First Cash’s or Cash America’s assets or stock. Further, even if the First Cash board of directors or the Cash America board of directors withdraws or qualifies its recommendation with respect to the merger, First Cash or Cash America, as the case may be, will still be required to submit each of their merger-related proposals to a vote at their respective special meetings, unless the other party shall terminate the merger agreement. In addition, the other party generally has an opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals before the board of directors of the company that has received a third-party proposal may withdraw or qualify its recommendation with respect to the merger. See “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement —The Merger Agreement — No Solicitation of Alternative Proposals” beginning on page 132, “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Changes in Board Recommendations” beginning on page 134 and “First Cash

Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Termination of the Merger Agreement” beginning on page 145.

These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of First Cash or Cash America from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger, or might result in a potential third-party acquiror proposing to pay a lower price to the stockholders than it might otherwise have proposed to pay because of the added expense of the $30 million termination fee that may become payable by either First Cash or Cash America to the other party in certain circumstances. See “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement — Expenses and Termination Fees; Liability for Breach” beginning on page 146.

If the merger agreement is terminated and either First Cash or Cash America determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

First Cash’s and Cash America’s executive officers and directors have certain interests in the merger that may be different from, or in addition to, the interests of First Cash and Cash America stockholders generally.

First Cash’s and Cash America’s executive officers and directors have certain interests in the merger that may be different from, or in addition to, the interests of First Cash stockholders and Cash America shareholders generally. First Cash’s executive officers and Cash America’s executive officers negotiated the terms of the merger agreement. The executive officers of First Cash and Cash America have arrangements with First Cash and Cash America, respectively, that provide for severance benefits if their employment is terminated under certain circumstances following the completion of the merger. In addition, certain of First Cash’s and Cash America’s compensation and benefit plans and arrangements provide for payment or accelerated vesting or distribution of certain rights or benefits upon completion of the merger, including accelerated vesting of restricted stock held by First Cash executive officers, and the conversion of Cash America RSUs held by Cash America executive officers and directors into the right to receive a payment in cash or First Cash common stock equal in value to the merger consideration and, in certain circumstances, shares of common stock of Enova. Executive officers and directors also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger.

Upon completion of the merger, the board of directors of the combined company will be comprised initially of seven members, (i) three of whom will be selected by First Cash, (ii) three of whom will be selected by Cash America and (iii) a former First Cash director selected by First Cash and approved by Cash America. Mr. Wessel, the current chairman, president and chief executive officer of First Cash, will serve as the chief executive officer and vice chairman of the combined company, and Mr. Feehan, the current executive chairman of the board of directors of Cash America, will serve as chairman of the board of directors of the combined company. Additionally, the combined company’s management team will include executives from each of First Cash and Cash America. R. Douglas Orr, the current chief financial officer and an executive vice president of First Cash, will serve as the chief financial officer and an executive vice president of the combined company. T. Brent Stuart, currently the president and chief executive officer of Cash America, will serve as the president and chief operating officer of the combined company. In connection with the merger, Messrs. Wessel, Orr and Stuart have discussed entering into employment agreements but have not entered into such employment agreements as of the date of this joint proxy statement/prospectus as described more fully below in the sections entitled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger — The Merger — Interests of First Cash Directors and Executive Officers in the Merger — Employment Arrangements with Executive Officers” on page 112 and “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger — The Merger — Interests of Cash America Directors and Executive

Officers in the Merger — Continued Role of Executive Chairman and Chief Executive Officer and Certain Directors and Employment Arrangements with Executive Officers” beginning on page 115.

The First Cash and Cash America boards of directors were aware of these interests at the time each approved the merger and the merger agreement. These interests, including the continued employment of certain executive officers of First Cash and Cash America by the combined company, the continued positions of certain directors of First Cash and Cash America as directors of the combined company and the indemnification of former directors and officers by the combined company, may cause First Cash’s and Cash America’s directors and executive officers to view the merger proposal differently and more favorably than you may view it. See “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Interests of First Cash Directors and Executive Officers in the Merger” beginning on page 111 and “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Interests of Cash America Directors and Executive Officers in the Merger” beginning on page 113 for more information.

Current holders of First Cash and Cash America common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Upon the completion of the merger, each Cash America shareholder who receives shares of First Cash common stock will become a stockholder of the combined company with a percentage ownership of the combined company that is smaller than such shareholder’s percentage ownership of Cash America. Similarly, after completion of the merger, the shares of combined company common stock retained by each First Cash stockholder will represent a smaller percentage ownership of the combined company than such stockholder’s percentage ownership of First Cash. It is currently expected that the shareholders of Cash America immediately prior to the effective time of the merger as a group will receive shares in the merger constituting approximately 42% of the shares of combined company common stock on a fully diluted basis immediately after the merger. As a result, stockholders of First Cash immediately prior to the effective time of the merger as a group will own approximately 58% of the shares of combined company common stock on a fully diluted basis immediately after the merger. Because of this, First Cash and Cash America stockholders will have less voting power and therefore less influence on the management and policies of the combined company than they now have on the management and policies of First Cash and Cash America, respectively.

First Cash and Cash America expect to incur substantial transaction-related costs in connection with the merger.

First Cash and Cash America have incurred and expect to incur significant costs, expenses and fees for professional services and other transaction costs in connection with the merger. In addition, the merger could result in additional costs and expenses that were not expected or anticipated, and such costs and expenses could have a material adverse effect on the financial condition and results of operation of First Cash and Cash America prior to the merger and of the combined company thereafter.

Shares of FirstCash common stock to be received by Cash America shareholders in the merger will have rights different from the shares of Cash America common stock.

Upon completion of the merger, the rights of former Cash America shareholders who become stockholders of the combined company, FirstCash, will be governed by the certificate of incorporation and bylaws of FirstCash, which are identical in most respects to the current certificate of incorporation and bylaws of First Cash, except for changes to be made to the bylaws of First Cash pursuant to the merger agreement to address the separation of the chief executive officer and president roles and to clarify the chairman and vice chairman roles. The rights associated with shares of FirstCash common stock will be different from the rights associated with shares of Cash America common stock. See “Comparison of Rights of Cash America Shareholders and FirstCash Stockholders” beginning on page 156.

Cash America shareholders will not be entitled to dissenters’ or appraisal rights in the merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the Texas Business Organizations Code (the “TBOC”), shareholders generally have appraisal rights in the event of a merger or consolidation. However, these appraisal rights are not available if (i) the shares held by the shareholder are part of a class of shares listed on a national securities exchange or held of record by at least 2,000 holders, (ii) the shareholder is not required to accept for his or her shares any consideration that is different than the consideration to be provided to any other holder of shares of the same class held by the shareholder, and (iii) the shareholder is not required to accept any consideration other than shares of a corporation that satisfy the requirements in clause (i) above.

Because the Cash America common stock is listed on the NYSE, a national securities exchange, and the First Cash common stock is listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed following the merger, and because the merger otherwise satisfies the foregoing requirements, holders of Cash America common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Cash America common stock.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the shareholders of Cash America may be required to pay substantial U.S. federal income taxes.

Although First Cash and Cash America intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is possible that the IRS may assert that the merger fails to qualify as such. If the IRS were to be successful in any such contention or if for any other reason the merger were to fail to qualify as a “reorganization,” each Cash America shareholder would recognize a gain or loss with respect to all such stockholder’s shares of Cash America common stock based on the difference between (i) that Cash America shareholders’ tax basis in such shares and (ii) the aggregate cash and the fair market value of the First Cash common stock received. For additional information, see “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — U.S. Federal Income Tax Consequences of the Merger” beginning on page 122 for a more complete discussion of the U.S. federal income tax consequences of the merger.

The merger may adversely impact the tax-free status of the spin-off by Cash America of its Enova subsidiary in November 2014, which could result in material liabilities to the combined company under the tax laws.

First Cash and Cash America believe that the merger will not adversely impact the tax-free status of the Enova spin transaction following the effective time of the merger. However, it is possible that the IRS could assert that the merger caused the Enova spin transaction to be treated as a taxable transaction for U.S. federal income tax purposes. If the IRS were to be successful in any such contention or if for any other reason the combined company were to take actions that would cause the Enova spin transaction to be treated as a taxable transaction, the combined company could be subject to significant tax liabilities. In addition, in accordance with a tax matters agreement entered into between Cash America and Enova in connection with the Enova spin transaction, Cash America could be subject to liability for any tax liabilities incurred by Enova or Enova’s shareholders if the merger were to cause the Enova spin transaction to be deemed taxable.

Risk Factors Relating to the Combined Company Following the Merger

The combined company may fail to realize all of the anticipated benefits of the merger or those benefits may take longer to realize than expected. The combined company may also encounter significant difficulties in integrating the two businesses.

The ability of First Cash and Cash America to realize the anticipated benefits of the merger will depend, to a large extent, on the combined company’s ability to successfully integrate the two businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of First Cash and Cash America. The integration process may disrupt the business of the combined company and, if implemented ineffectively, would restrict the full realization of the anticipated benefits. The failure to meet the challenges involved in integrating the two businesses and to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the activities of the combined company and could adversely impact the business, financial condition and results of operations of the combined company. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, loss of customers and diversion of the attention of the combined company’s management and employees. The challenges of combining the operations of the companies include, among others:

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	difficulties in the integration of operations and systems, including information technology systems;

•	difficulties in establishing effective uniform controls, standards, systems, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	difficulties in the acculturation of employees;

•	difficulties in managing the expanded operations of a larger and more complex company with both a domestic and foreign business presence;

•	challenges in keeping existing customers and obtaining new customers;

•	challenges in attracting and retaining key personnel, including personnel that are considered key to the future success of the combined company; and

•	challenges in keeping key business relationships in place.

Many of these factors will be outside of the control of the combined company, and any one of them could result in increased costs and liabilities, decreases in the amount of expected revenue and earnings and diversion of management’s time and energy, which could have a material adverse effect on the business, financial condition and results of operations of the combined company. In addition, even if the operations of the businesses of First Cash and Cash America are integrated successfully, the full benefits of the transaction may not be realized, including the synergies, cost savings, growth opportunities or cash flows that are expected, and the combined company will also be subject to additional risks that could impact future earnings, such as foreign currency exchange risks, among others. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration of the businesses of First Cash and Cash America. All of these factors could cause dilution of the earnings per share of the combined company, decrease or delay the expected accretive effect of the merger, negatively impact the price of the combined company’s stock, impair the ability of the combined company to return capital to its stockholders or have a material adverse effect on the business, financial condition and results of operations of the combined company.

The merger may not be accretive and may cause dilution of the combined company’s adjusted earnings per share, which may negatively affect the market price of the combined company’s common stock.

First Cash and Cash America currently anticipate that the merger will be accretive to stockholders on an adjusted earnings per share basis in 2017. This expectation is based on preliminary estimates, which may materially change. The combined company could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution of the combined company’s adjusted earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market value of the combined company’s common stock.

The unaudited pro forma combined financial information included in this joint proxy statement/prospectus may not be indicative of what the combined company’s actual financial position or results of operations would have been.

The unaudited pro forma combined financial information included in this joint proxy statement/prospectus is presented solely for illustrative purposes and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. This unaudited pro forma combined financial information reflects adjustments that were developed using preliminary estimates based on available information and various assumptions and may be revised as additional information becomes available. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either First Cash’s or Cash America’s business. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the merger.

The combined company is expected to incur substantial expenses related to the merger and the integration of First Cash and Cash America.

The combined company is expected to incur substantial expenses in connection with the merger and the integration of First Cash and Cash America. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including store point of sale and pawn transaction management systems, accounting and finance, payroll and incentive compensation, pawn collateral valuation and pricing and employee benefits. While First Cash and Cash America have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in the combined company taking significant charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

The merger will trigger required consents under First Cash’s and Cash America’s respective credit facilities and will require amendments to First Cash’s existing credit facility or refinancing of First Cash’s and Cash America’s credit facilities. If First Cash or Cash America is unable to obtain required consents and amend or refinance such credit facilities, the indebtedness due under such facilities will come due upon consummation of the merger, in which case the combined company may not have the resources to discharge such indebtedness and other debt that may become due and payable as a result of the merger. Obtaining such consents and amendments or refinancings is not a condition to consummation of the merger.

First Cash is a party to that certain Credit Agreement, dated as of February 5, 2014 (as the same has been or in the future will be amended, restated, supplemented or otherwise modified from time to time, the “First Cash Credit Facility”), with Wells Fargo Bank, National Association (“Wells”) acting as agent for the lenders party thereto from time to time. Cash America is a party to that certain Credit Agreement, dated March 30, 2011 (as the same has been or in the future will be amended, restated, supplemented or otherwise modified from time to time, the “Cash America Credit Facility”), with Wells acting as agent for the lenders party thereto from time to time. As of June 3, 2016, the principal amount outstanding under the First Cash Credit Facility and the Cash America Credit Facility was $55.0 million and $7.2 million, respectively, or an aggregate principal amount of $62.2 million. Both the First Cash Credit Facility and the Cash America Credit Facility prohibit First Cash and Cash America from merging with another party, subject to certain exceptions that are not applicable to the merger. Accordingly, prior to the consummation of the merger, First Cash and Cash America must obtain the consent of certain lenders under their respective credit facilities and amend the terms of such credit facilities to accommodate the working capital needs of the combined company and repay any amounts outstanding under the Cash America Credit Facility.

In addition to indebtedness outstanding under the Cash America Credit Facility, as of June 3, 2016, Cash America had outstanding $181.5 million principal amount of senior notes due 2018, which were issued under an indenture, dated May 15, 2013, between Cash America, certain of its subsidiaries as guarantors, and Wilmington Savings Fund Society, FSB (the “Trustee”), as successor trustee (as the same has been or in the future will be amended, supplemented or modified from time to time, the “Indenture”). Following the consummation of the merger, Cash America will be required to make an offer to repurchase the 2018 senior notes at a purchase price equal to 101% of the aggregate principal amount of 2018 senior notes repurchased, plus accrued and unpaid interest, if any as of the date of repurchase. Alternatively, Cash America or the combined company may elect to refinance the 2018 senior notes, including through an optional redemption of the 2018 senior notes at a redemption price of 100% of the outstanding principal amount plus a make whole premium.

On July 25, 2016, First Cash entered into an amendment and restatement of the First Cash Credit Facility (as amended and restated, the “Amended and Restated First Cash Credit Facility”), which amendment and restatement includes an increase in the facility amount sufficient to accommodate the working capital needs of the combined company, to repay any amounts outstanding under the Cash America Credit Facility and to repurchase the Cash America 2018 senior notes that are tendered to it pursuant to its offer to repurchase or optional redemption described above. Following any such repayment and repurchase, the Cash America Credit Facility will be terminated and the repurchased Cash America senior notes will be extinguished. The terms of the Amended and Restated First Cash Credit Facility are substantially similar to the terms of the First Cash Credit Facility, except that the Amended and Restated First Cash Credit Facility will be unsecured and will permit the consummation of the merger. The funding of new loans under the Amended and Restated Credit Facility is expected to occur substantially simultaneously with the consummation of the merger. Following the consummation of the merger, Cash America and its subsidiaries will be required to become guarantors under the Amended and Restated Facility pursuant to customary joinder documentation.

The funding under the Amended and Restated First Cash Credit Facility is subject to certain customary closing conditions. Although First Cash believes that it will be able to satisfy the conditions to funding, there can be no assurance that it will succeed in satisfying such conditions. If the conditions to funding are not satisfied, the Cash America Credit Facility will not be able to be discharged and the merger will result in an event of default thereunder. In such event, the combined company could be required to discharge in full all of the indebtedness under the Cash America Credit Facility, but the combined company may not have the financial resources in such event to discharge such indebtedness and to repurchase any tendered Cash America 2018 senior notes.

Pending litigation against Cash America has the risk of requiring Cash America to pay its outstanding bonds plus a premium and also of interfering with the merger.

In Wilmington Savings Fund Society, FSB v. Cash America International, Inc., Case No. 15-cv-05027-JMF (S.D.N.Y. July 22, 2015), the trustee, acting on behalf of holders of Cash America’s 2018 senior notes, has sued Cash America, claiming that the Enova spin transaction constituted an event of default under the indenture under which the 2018 senior notes were issued and seeking the payment of the of the 2018 senior notes plus a make-whole premium set forth in the indenture, among other things. Cash America has denied the merits of the claims and is vigorously defending itself in the litigation. Nevertheless, the litigation poses several risks to Cash America, including the following:

•	The court may determine that the Enova spin transaction constituted an event of default under the indenture and that, as a consequence, Cash America must pay the outstanding principal amount of the 2018 senior notes, which was approximately $181.5 million as of June 13, 2016, and accrued interest plus a make-whole premium sufficient to compensate the noteholders for the loss of interest they would have been paid had the 2018 senior notes remained outstanding to their stated maturity.

•	Given its contention that the Enova spin transaction constituted an event of default under the indenture, the trustee may seek to enjoin the merger, claiming that the failure of Cash America to obtain the consent of noteholders owning at least a majority of the outstanding 2018 senior notes to the merger also constitutes an event of default under the indenture.

•	If the merger closes without the consent of holders of a majority in principal amount of the outstanding 2018 senior notes, the trustee may claim that the merger violated the indenture, providing an additional basis for the court to require Cash America to pay the principal of and accrued interest on the 2018 senior notes, plus the make-whole payment.

If any of these risks materialize, it might materially adversely affect the value of the merger to Cash America and to Cash America generally. We cannot assure you regarding the outcome of the litigation. For more information about the litigation, see Cash America’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC. For information about Cash America’s obligation to offer to repurchase the 2018 senior notes following the completion of the merger, see notes 3(h) and 4(d) to “Unaudited Pro Forma Combined Financial Information” beginning on page 35.

Other Risk Factors of First Cash and Cash America

First Cash’s and Cash America’s businesses are and will be subject to the risks described above. In addition, First Cash’s and Cash America’s businesses are, and will continue to be, subject to the risks described in First Cash’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Cash America’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, each as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are or will be filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167 for the location of information incorporated by reference in this joint proxy statement/prospectus.

THE COMPANIES

First Cash Financial Services, Inc.

First Cash Financial Services, Inc., a Delaware corporation, is a leading international operator of retail-based pawn stores, with over 1,270 retail and consumer lending locations in the U.S., Mexico, Guatemala and El Salvador as of March 31, 2016. First Cash focuses on serving cash and credit constrained consumers through its retail pawn locations, which buy and sell a wide variety of jewelry, consumer electronics, power tools, household appliances, sporting goods, musical instruments and other merchandise, and make small consumer pawn loans secured by pledged personal property. As of March 31, 2016, approximately 97% of First Cash’s revenues are from pawn operations.

First Cash’s common stock is listed on the NASDAQ Global Select Market under the symbol “FCFS.”

The principal executive offices of First Cash are located at 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011, and its telephone number is (817) 460-3947.

Cash America International, Inc.

Cash America International, Inc., a Texas corporation, provides specialty financial services to individuals in the United States through 819 storefront lending locations and 73 franchised check cashing centers as of March 31, 2016. Cash America has been providing specialty financial services to its customers for over 30 years. Cash America believes it is one of the largest providers of pawn loans in the world based on the amount of loans outstanding to its customers. As of March 31, 2016, approximately 93% of Cash America’s revenue was from its pawn operations.

Cash America’s common stock is listed on the NYSE under the symbol “CSH.”

The principal executive offices of Cash America are located at 1600 West 7th Street, Fort Worth, Texas 76102, and its telephone number is (817) 335-1100.

Frontier Merger Sub, LLC

Frontier Merger Sub LLC, a wholly owned subsidiary of First Cash, is a Texas limited liability company that was formed for the sole purpose of effecting the merger. In the merger, Cash America will be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of First Cash.

THE FIRST CASH SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the stockholders of First Cash as part of a solicitation of proxies by First Cash’s board of directors for use at First Cash’s special meeting to be held at the time and place specified below and at any properly convened meeting following any adjournments or postponements thereof. This joint proxy statement/prospectus provides stockholders of First Cash with the information they need to know to be able to vote or instruct their vote to be cast at First Cash’s special meeting.

Date, Time and Place

The special meeting of First Cash stockholders is scheduled to be held at First Cash’s corporate headquarters located at 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011, on August 31, 2016, at 10:00 a.m., local time, subject to any adjournments or postponements thereof.

Purpose of the First Cash Special Meeting

At the First Cash special meeting, First Cash stockholders will be asked to consider and vote on:

•	the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger as contemplated by the merger agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus;

•	the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers; and

•	the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

Completion of the merger is conditioned on, among other things, approval of the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger by the First Cash stockholders.

Recommendation of the Board of Directors of First Cash

The First Cash board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of First Cash and its stockholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The First Cash board of directors unanimously recommends that the First Cash stockholders vote:

•	FOR the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger;

•	FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers; and

•	FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger.

First Cash Record Date; Stockholders Entitled to Vote

Only First Cash stockholders of record at the close of business on July 29, 2016, the First Cash record date for the First Cash special meeting, are entitled to notice of, and to vote at, the First Cash special meeting or any adjournments or postponements thereof.

At the close of business on the First Cash record date, there were 28,243,229 shares of First Cash common stock outstanding and entitled to vote at the First Cash special meeting. First Cash issued and outstanding capital stock consists solely of outstanding shares of First Cash common stock. First Cash stockholders will have one vote for each share of First Cash common stock they owned on the First Cash record date. First Cash stockholders may vote such shares in person at the First Cash special meeting, through the Internet, by telephone or by a properly executed and delivered proxy card. A list of the names of First Cash stockholders of record will be available for review for any purpose germane to the special meeting at the office of First Cash’s Secretary at 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011, during ordinary business hours, for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

Voting by First Cash’s Directors and Executive Officers

At the close of business on the First Cash record date, directors and executive officers of First Cash and their affiliates were entitled to vote 1,063,511 shares of First Cash common stock, or approximately 3.8% of the shares of First Cash common stock outstanding on that date. We currently expect that First Cash’s directors and executive officers will vote any shares they own in favor of the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger, although no director or officer has entered into any agreement obligating him or her to do so.

Quorum

No business may be transacted at the First Cash special meeting unless a quorum is present. Holders of a majority of the shares of common stock entitled to vote at the First Cash special meeting must be present in person or by proxy to constitute a quorum for the transaction of business at the First Cash special meeting. If a quorum is not present, the special meeting may be adjourned by the holders of a majority of the outstanding shares of common stock entitled to vote and present in person or by proxy at the special meeting to allow additional time for obtaining additional proxies. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Abstentions will be included in the calculation of the number of shares of First Cash common stock present at the special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be so included.

Required Vote

•	Share issuance proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on this proposal.

•	Non-binding, advisory, merger-related compensation proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on this proposal. Because the vote regarding these specific merger-related compensatory arrangements between First Cash and its named executive officers is advisory only, it will not be binding on First Cash or, following completion of the merger, the combined company. Accordingly, if the merger is completed, the First Cash named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the merger, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the First Cash stockholders.

•	Adjournment of special meeting proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on this proposal.

Abstentions and Failure to Vote

For purposes of the First Cash special meeting, a vote to abstain or a failure to vote will have the following effect on the proposals to be voted on at the First Cash special meeting:

•	Share issuance proposal: An abstention will have the same effect as a vote AGAINST this proposal. A failure to vote will have no effect on the outcome of any vote on this proposal;

•	Non-binding, advisory, merger-related compensation proposal: An abstention will have the same effect as a vote AGAINST this proposal. A failure to vote will have no effect on the outcome of any vote on this proposal; and

•	Adjournment of special meeting proposal: An abstention will have the same effect as a vote AGAINST this proposal. A failure to vote will have no effect on the outcome of any vote on this proposal.

Please see the section entitled “— Shares Held in (Street Name)” below for a discussion concerning the effect of broker non-votes on each of the proposals identified above.

Voting of Proxies by Holders of Record

If you are a holder of record, a proxy card is enclosed for your use. First Cash requests that you submit a proxy via the Internet by logging onto www.proxyvote.com and following the instructions on your proxy card, by telephone by dialing 1-800-690-6903 and listening for further directions or by signing the enclosed proxy card and returning it promptly in the enclosed postage-paid envelope. When the enclosed proxy card is returned properly executed, the shares of First Cash common stock represented by it will be voted at the First Cash special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card.

If a signed proxy card is returned without an indication as to how the shares of First Cash common stock represented are to be voted with regard to a particular proposal, the First Cash common stock represented by the proxy card will be voted in accordance with the recommendation of the First Cash board of directors and therefore FOR the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers and FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger. At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in First Cash’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy card and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the First Cash special meeting in person. Proxies submitted through the specified Internet website or by telephone must be received by 11:59 p.m., Eastern Time, on August 30, 2016.

Shares Held in “Street Name”

If you hold your First Cash shares in a stock brokerage account or if your shares are otherwise held of record by a bank, broker, trust company, trustee or other nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares in order for your shares to be voted at the First Cash special meeting. Please follow the voting instructions provided by your bank, broker, trustee or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to First Cash or by voting in person at the First Cash special meeting unless you have a “legal proxy,” which you must obtain from your bank, broker, trust company, trustee or other nominee.

Brokers who hold shares of First Cash common stock on behalf of their customers may not give a proxy to First Cash to vote those shares without specific instructions from their customers. If you are a First Cash stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on any of the proposals to be voted on at the First Cash special meeting. This is called a “broker non-vote.” Broker non-votes will have no effect on the outcome of any vote on any of the proposals at the First Cash special meeting. Because none of the proposals to be voted on at the First Cash special meeting are routine matters for which brokers have discretionary authority, First Cash does not expect there to be any broker non-votes at its special meeting.

Revocation of Proxies

If you are the record holder of First Cash stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Secretary of First Cash;

•	timely delivering a new, valid proxy bearing a later date by submitting instructions through the Internet, by telephone or by mail as described on the proxy card; or

•	attending the First Cash special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person. Simply attending the First Cash special meeting without voting will not revoke any proxy that you have previously given or change your vote.

A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

First Cash Financial Services, Inc.

690 East Lamar Boulevard

Suite 400

Arlington, Texas 76011

Attention: Secretary

Please note that if your shares are held in “street name” through a broker, bank, employee benefit plan trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, bank, trustee or other nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank, trustee or other nominee and you decide to change your vote by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present an executed proxy issued in your name from your broker, bank, trustee or other nominee.

Tabulation of Votes

First Cash has appointed Broadridge Financial Solutions, Inc. (“Broadridge”) to serve as the inspector of election for the First Cash special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

First Cash is soliciting proxies for the First Cash special meeting, and in accordance with the merger agreement, the cost of proxy solicitation will be borne by First Cash. In addition to solicitation by use of mails, proxies may be solicited by First Cash directors, officers and employees in person or by telephone or other means of communication. These individuals will not be additionally compensated but may be reimbursed for out-of-pocket expenses associated with solicitation. Arrangements will also be made with brokers, banks, trustees and other nominees for forwarding of proxy solicitation material to beneficial owners of First Cash common stock held of record, and First Cash may reimburse these individuals for their reasonable expenses.

To help assure the presence in person or by proxy of the largest number of stockholders possible, First Cash has engaged Okapi Partners LLC (“Okapi”), a proxy solicitation firm, to solicit proxies on First Cash’s behalf. First Cash has agreed to pay Okapi a proxy solicitation fee of $10,000, plus reasonable expenses for its services.

Adjournments

Any adjournment of the special meeting may be made by approval of the holders of a majority of the outstanding shares of common stock entitled to vote at and present in person or by proxy at the special meeting, whether or not a quorum exists. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the proposal to issue shares of First Cash common stock to the Cash America shareholders pursuant to the merger, then First Cash stockholders may be asked to vote on the proposal to approve any motion to adjourn the special meeting so as to permit the further solicitation of proxies. No notice of an adjourned meeting need be given, other than announcement at the meeting, unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

THE CASH AMERICA SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the shareholders of Cash America as part of a solicitation of proxies by Cash America’s board of directors for use at Cash America’s special meeting to be held at the time and place specified below and at any properly convened meeting following any adjournments or postponements thereof. This joint proxy statement/prospectus provides shareholders of Cash America with the information they need to know to be able to vote or instruct their vote to be cast at Cash America’s special meeting.

Date, Time and Place

The special meeting of Cash America shareholders is scheduled to be held at Cash America’s headquarters located at 1600 West 7th Street, Fort Worth, Texas 76102 on August 31, 2016 at 10:00 a.m., local time, subject to any adjournments or postponements thereof.

Purpose of the Cash America Special Meeting

At the Cash America special meeting, Cash America shareholders will be asked to consider and vote on:

•	the proposal to approve the merger agreement, which is further described in the sections titled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger” and “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger Agreement,” beginning on pages 73 and 125, respectively, and a copy of which is included as Annex A to this joint proxy statement/prospectus;

•	the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers; and

•	the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Completion of the merger is conditioned on, among other things, approval of the merger agreement by the Cash America shareholders.

Recommendation of the Board of Directors of Cash America

The Cash America board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Cash America and its shareholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The Cash America board of directors unanimously recommends that Cash America shareholders vote:

•	FOR the proposal to approve the merger agreement;

•	FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers; and

•	FOR the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Cash America Record Date; Shareholders Entitled to Vote

Only holders of record of Cash America common stock at the close of business on July 29, 2016, the record date for the Cash America special meeting, will be entitled to notice of, and to vote at, the Cash America special meeting or any adjournments or postponements thereof.

At the close of business on the Cash America record date, 24,025,196 shares of Cash America common stock were issued and outstanding and entitled to vote at the Cash America special meeting. Cash America issued and outstanding capital stock consists solely of outstanding shares of Cash America common stock. Holders of record of Cash America common stock on the Cash America record date are entitled to one vote per share at the Cash America special meeting on each proposal. A list of shareholders of Cash America will be available for review at the office of Cash America’s Secretary at 1600 West 7th Street, Fort Worth, Texas 76102, during usual business hours for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any shareholder of record present at the special meeting.

Voting by Cash America’s Directors and Executive Officers

At the close of business on the Cash America record date, directors and executive officers of Cash America and their affiliates were entitled to vote 390,239 shares of Cash America common stock, or approximately 1.6% of the shares of Cash America common stock outstanding on that date. We currently expect that Cash America’s directors and executive officers will vote any shares they own in favor of each proposal being submitted to a vote of the Cash America shareholders at the Cash America special meeting, although no director or officer has entered into any agreement obligating him or her to do so.

Quorum

No business may be transacted at the Cash America special meeting unless a quorum is present. Holders of a majority of the shares of common stock entitled to vote at the Cash America special meeting must be represented in person or by proxy to constitute a quorum for the transaction of business at the meeting. If a quorum is not present, the special meeting may be adjourned by the holders of a majority of the shares represented in person or by proxy at the special meeting to allow additional time for obtaining additional proxies. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Abstentions will be included in the calculation of the number of shares of Cash America common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be so included.

Required Vote

•	Merger agreement proposal: Approval of this proposal requires the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Cash America common stock entitled to vote on this proposal.

•	Non-binding, advisory, merger-related compensation proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cash America common stock entitled to vote on, and voted for, against or expressly abstained with respect to, this proposal. Because the vote regarding these specific merger-related compensatory arrangements between Cash America and its named executive officers is advisory only, it will not be binding on Cash America or, following completion of the merger, the combined company. Accordingly, if the merger is completed, the Cash America named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the merger, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the Cash America shareholders.

•	Adjournment of special meeting proposal: Approval of this proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cash America common stock entitled to vote on and voted for, against or expressly abstained with respect to, this proposal.

Abstentions and Failure to Vote

For purposes of the Cash America special meeting, a vote to abstain or a failure to vote will have the following effect on the proposals to be voted on at the Cash America special meeting:

•	Merger agreement proposal: An abstention or failure to vote will have the same effect as a vote AGAINST the proposal;

•	Non-binding, advisory, merger-related compensation proposal: An abstention will have the same effect as a vote AGAINST this proposal. A failure to vote will have no effect on the outcome of any vote on this proposal; and

•	Adjournment of special meeting proposal: An abstention will have the same effect as a vote AGAINST the proposal. A failure to vote will have no effect on the outcome of any vote on this proposal.

Please see the section entitled “— Shares Held in (Street Name)” below for a discussion concerning the effect of broker non-votes on each of the proposals identified above.

Voting of Proxies by Holders of Record

If you are a holder of record, a proxy card is enclosed for your use. Cash America requests that you submit a proxy via the Internet by logging onto www.proxyvote.com and following the instructions on your proxy card, by telephone by dialing 1-800-690-6903 and listening for further directions or by signing the enclosed proxy card and returning it promptly in the enclosed postage-paid envelope. When the enclosed proxy card is returned properly executed, the shares of Cash America common stock represented by it will be voted at the Cash America special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card.

If a signed proxy card is returned without an indication as to how the shares of Cash America common stock represented are to be voted with regard to a particular proposal, the Cash America common stock represented by the proxy card will be voted in accordance with the recommendation of the Cash America board of directors and therefore FOR the proposal to approve the merger agreement, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers and FOR the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Cash America’s Notice of Special Meeting of Shareholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy card and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Cash America special meeting in person. Proxies submitted through the specified Internet website or by telephone must be received by 11:59 p.m., Eastern Time, on August 30, 2016.

Shares Held in “Street Name”

If you hold your Cash America shares in a stock brokerage account or if your shares are otherwise held of record by a bank, broker, trust company, trustee or other nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares in order for your shares to be voted at the Cash America special meeting. Please follow the voting instructions provided by your bank, broker, trustee or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Cash America or by voting in person at the Cash America special meeting unless you have a “legal proxy,” which you must obtain from your bank, broker, trust company, trustee or other nominee.

Brokers who hold shares of Cash America common stock on behalf of their customers may not give a proxy to Cash America to vote those shares without specific instructions from their customers. If you are a Cash America shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on any of the proposals to be voted on at the Cash America special meeting. This is called a “broker non-vote.” Broker non-votes will have the same effect as a vote AGAINST the merger agreement proposal and will have no effect on the outcome of any vote on the advisory, non-binding, merger-related compensation proposal or the special meeting adjournment proposal. Because none of the proposals to be voted on at the Cash America special meeting are routine matters for which brokers have discretionary authority, Cash America does not expect there to be any broker non-votes at its special meeting.

Shares Held in Cash America’s 401(k) Plan

If your shares are held in Cash America’s 401(k) plan, you may also vote as set forth above, except that plan participants may not vote their plan shares in person at the Cash America special meeting. If you provide voting instructions via the Internet, by telephone or by written proxy card, the plan’s trustee will vote your shares as you have directed. If you do not provide specific voting instructions, your shares will be voted in the same proportion as shares for which the trustee has received instructions. Please note that you must submit voting instructions no later than August 26, 2016 at 11:59 p.m. Eastern Time in order for your shares to be voted by the trustee at the Cash America special meeting in accordance with your instructions.

Revocation of Proxies

If you are the record holder of Cash America stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Secretary of Cash America;

•	timely delivering a new, valid proxy bearing a later date by submitting instructions through the Internet, by telephone or by mail as described on the proxy card; or

•	attending the Cash America special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person. Simply attending the Cash America special meeting without voting will not revoke any proxy that you have previously given or change your vote.

A registered shareholder may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Cash America

1600 West 7th Street

Fort Worth, Texas 76102

Please note that if your shares are held in “street name” through a broker, bank, employee benefit plan trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, bank, trustee or other nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank, trustee or other nominee and you decide to change your vote by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present an executed proxy issued in your name from your broker, bank, trustee or other nominee.

Tabulation of Votes

Cash America has appointed Broadridge to serve as the inspector of election for the Cash America special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

Cash America is soliciting proxies for the Cash America special meeting, and in accordance with the merger agreement, the cost of proxy solicitation will be borne by Cash America. In addition to solicitation by use of mails, proxies may be solicited by Cash America directors, officers and employees in person or by telephone or other means of communication. These individuals will not be additionally compensated but may be reimbursed for out-of-pocket expenses associated with solicitation. Arrangements will also be made with brokers, banks, trustees and other nominees for forwarding of proxy solicitation material to beneficial owners of Cash America common stock held of record, and Cash America may reimburse these individuals for their reasonable expenses.

To help assure the presence in person or by proxy of the largest number of shareholders possible, Cash America has engaged Georgeson, Inc. (“Georgeson”), a proxy solicitation firm, to solicit proxies on Cash America’s behalf. Cash America has agreed to pay Georgeson a proxy solicitation fee of $10,000, plus reasonable expenses for its services. Cash America will also reimburse Georgeson for its reasonable out-of-pocket costs and expenses.

Adjournments

An adjournment of the Cash America special meeting may be made by the Cash America shareholders by (i) if a quorum is not present, a vote of the holders of a majority of the outstanding shares represented in person or by proxy at the special meeting, or, (ii) if a quorum is present, by the affirmative vote of the holders of a majority of the outstanding shares of Cash America common stock entitled to vote on, and voted for, against or expressly abstained with respect to, the adjournment proposal. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the proposal to approve the merger agreement, then Cash America shareholders may be asked to vote on the proposal to approve any motion to adjourn the special meeting so as to permit the further solicitation of proxies. No notice of an adjourned meeting, other than announcement at the meeting, need be given.

FIRST CASH PROPOSAL I: APPROVAL OF THE SHARE ISSUANCE AND

CASH AMERICA PROPOSAL I: APPROVAL OF THE MERGER AGREEMENT

This joint proxy statement/prospectus is being provided to First Cash stockholders in connection with the solicitation of proxies by the First Cash board of directors to be voted at the First Cash special meeting and at any adjournments or postponements of the First Cash special meeting. At the First Cash special meeting, First Cash will ask First Cash stockholders to vote on (i) a proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger, (ii) a non-binding, advisory proposal to approve the compensation that may be paid or become payable to First Cash’s named executive officers in connection with the completion of the merger and (iii) a proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance at the time of the First Cash special meeting.

This joint proxy statement/prospectus is being provided to Cash America shareholders in connection with the solicitation of proxies by the Cash America board of directors to be voted at the Cash America special meeting and at any adjournments or postponements of the Cash America special meeting. At the Cash America special meeting, Cash America shareholders will be asked to consider and vote on (i) a proposal to approve the merger agreement, (ii) a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Cash America’s named executive officers in connection with the completion of the merger and (iii) a proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Cash America special meeting.

The Merger

The following is a description of the material aspects of the merger, including the merger agreement. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read this joint proxy statement/prospectus carefully and in its entirety, including the merger agreement which is included as Annex A to this joint proxy statement/prospectus, for a more complete understanding of the merger.

Effects of the Merger

Upon the terms and subject to the conditions of the merger agreement and in accordance with Texas law, at the effective time of the merger, Cash America will merge with and into Merger Sub, a wholly owned subsidiary of First Cash and a party to the merger agreement. Merger Sub will be the surviving entity in the merger and remain a wholly owned subsidiary of First Cash. The merger will become effective at the date and time specified in the certificate of merger to be filed with the Secretary of State of the State of Texas.

At the effective time of the merger, each outstanding share of Cash America common stock (other than shares held by Cash America, by any wholly owned subsidiary of Cash America, by Cash America as treasury shares, by First Cash or by any wholly owned subsidiary of First Cash, all of which will be canceled and retired and cease to exist) (which, for avoidance of doubt, shall not include shares of Cash America common stock held in any Cash America incentive plan or in any related trust accounts, including any shares of Cash America common stock held in a rabbi trust, or otherwise held in a fiduciary or agency capacity) will be converted into the right to receive 0.840 fully paid and nonassessable shares of First Cash common stock, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.

First Cash stockholders will not receive any merger consideration and will continue to hold their shares of First Cash common stock after the merger.

First Cash and Cash America are working to complete the merger as soon as practicable and expect the closing of the merger to occur in the third quarter of 2016. However, the merger is subject to the satisfaction or waiver of certain conditions, including obtaining the required approval of the stockholders of First Cash and Cash America, and it is possible that factors outside the control of First Cash and Cash America could result in the merger being completed at a later time or not at all.

Background of the Merger

The Cash America board of directors and senior management regularly evaluate and assess Cash America’s financial performance, prospects and growth opportunities, as well as strategies to enhance shareholder value, including opportunities to enhance product offerings, the services it provides to its customers and its overall position in its industry. In connection with these reviews and assessments, the Cash America board of directors and senior management regularly evaluate potential strategic alternatives relating to Cash America and its business, including possible acquisitions, divestitures and business combination transactions.

As part of Cash America’s strategy to enhance shareholder value, on November 13, 2014, Cash America completed the spin-off of its online consumer loan business conducted by Enova. In August 2014, Cash America also sold all of its Mexico pawn stores along with five pawn stores in Colorado to First Cash for approximately $23.1 million. The spin-off of Enova and sale of Cash America’s Mexico stores positioned Cash America to focus on its long-term strategy of operating its domestic storefront pawn business, including enhancing its domestic storefront pawn business and returning capital to shareholders in the form of share repurchases and dividends.

As part of its focus on its domestic storefront pawn business following the Enova spin transaction and sale of its Mexico operations, Cash America’s board of directors and senior management began implementing strategies to enhance the operations and profitability of its storefront pawn business and focusing on strategies to increase pawn loan balances at existing stores, de-emphasize unsecured consumer lending in its storefronts, reduce its operating and administrative cost structure and assess possible acquisitions and divestitures, as means to generate growth and profitability in its storefront pawn business.

First Cash’s board of directors and senior management also regularly evaluate and assess First Cash’s financial performance, prospects and growth opportunities, as well as strategies to enhance stockholder value, including opportunities to enhance product offerings, the services it provides to its customers and its overall position in the pawn industry. In connection with these reviews and assessments, First Cash’s board of directors and senior management regularly evaluate potential strategic alternatives relating to First Cash and its business, including possible acquisitions, divestitures and business combination transactions.

As part of First Cash’s review and assessments, First Cash periodically has reviewed and discussed potential strategic transactions with various investment banking firms with experience in the pawn industry, including Comstock Capital & Advisory Group, LLC (“Comstock Capital”) and INTL FC Stone Financial, Inc. (“FC Stone”). On March 31, 2016, First Cash’s engagement with FC Stone expired and First Cash entered into a new engagement, effective as of April 1, 2016, with Pi Capital International LLC (all regulated activities and securities offered through Bradley Woods & Co. Ltd.), the successor financial advisor to FC Stone (“Pi Capital”).

First Cash and Cash America each has considered from time to time, as a means of potential growth, possible acquisitions of other operators of multi-unit storefront pawn businesses. Consistent with this strategy, during the course of many years, and since 2001, at various times, both First Cash and Cash America have made overtures to one another regarding a possible acquisition of the other, including the discussion of a merger of equals transaction in 2001, but conversations about a business combination between the two companies were discontinued each time.

During 2015, Rick Wessel, First Cash’s chief executive officer, president and chairman, discussed a potential strategic transaction with Cash America with members of the First Cash board of directors, who generally expressed their support for further exploration by First Cash senior management of a potential transaction with Cash America.

On May 17, 2015, at the request of First Cash, a representative of FC Stone contacted James H. Graves, an independent member of the Cash America board of directors, on behalf of First Cash and inquired about Cash America’s interest in having preliminary discussions with First Cash about a possible strategic transaction. Mr. Graves informed Daniel R. Feehan, who at that time was Cash America’s chief executive officer and a member of the Cash America board of directors, of the inquiry from a representative of FC Stone. Mr. Graves subsequently informed the representative of FC Stone that Cash America was primarily focused on maximizing the operational efficiencies and profitability of its storefront pawn business and on returning capital to its shareholders after spinning off Enova and that Cash America believed that it was in the best interests of its shareholders to maintain its focus on these objectives and not be distracted from its strategic focus.

Notwithstanding such response, First Cash senior management reviewed Cash America’s financial performance during the course of 2015 using publicly available information. Based on this preliminary review and the belief that a strategic stock for stock merger might create substantial value for the stockholders of First Cash and Cash America, in December 2015, at the request of First Cash, a representative of FC Stone called Mr. Graves again to inquire as to whether Cash America would be open to discussing a possible strategic transaction with First Cash. Afterwards, Mr. Graves informed Mr. Feehan of this conversation.

On January 13, 2016, Messrs. Graves and Feehan met a representative of FC Stone in Dallas, Texas, at which time the representative of FC Stone, on behalf of First Cash, discussed First Cash’s possible interest in discussing a merger of equals combination of First Cash and Cash America. At this meeting, the representative of FC Stone suggested that Mr. Feehan meet with Mr. Wessel to discuss whether Cash America would be interested in exploring a potential merger of equals transaction.

On January 26, 2016, the Cash America board of directors held an executive session the night before its regularly scheduled meeting on January 27, 2016. During this executive session, Mr. Feehan briefed the Cash America board of directors on the overture from First Cash. At this meeting, the Cash America board of directors agreed that Mr. Feehan should meet with Mr. Wessel.

On January 26, 2016, the First Cash board of directors met in person in Southlake, Texas in advance of a regularly scheduled board meeting and discussed extensively a potential merger of equals transaction with Cash America, including the strategic rationale for and potential terms of such a transaction. The First Cash board of directors also determined that it would be beneficial to engage another financial advisor, with experience in public company merger of equals transactions and industry knowledge, to provide First Cash with additional perspectives in connection with a potential transaction with Cash America.

On January 28, 2016, Mr. Feehan and Mr. Wessel met in Westlake, Texas, at which time Mr. Wessel presented a preliminary overview of a potential stock-for-stock merger of equals business combination to be effected at an “at-market” exchange ratio based on the relative market values of each company. Mr. Wessel concluded the conversation by indicating that he intended to discuss the potential transaction with First Cash’s legal and financial advisors and then follow-up with Mr. Feehan.

Throughout February and March 2016, Mr. Wessel spoke individually with the members of the First Cash board of directors to update them on the status of his discussions with Cash America and to seek their input on certain matters related to the potential transaction.

On February 9, 2016, Mr. Wessel contacted Mr. Feehan by telephone and indicated that he had spoken with First Cash’s legal and financial advisors and requested a further meeting with Mr. Feehan.

On the evening of February 9, 2016, Mr. Wessel, Doug Orr, First Cash’s executive vice president and chief financial officer, and Anna Alvarado, First Cash’s general counsel, and a representative of Alston & Bird, LLP, counsel for First Cash (“Alston”), met in person with representatives of Credit Suisse in South Florida to discuss Credit Suisse’s possible engagement in connection with a potential transaction with Cash America (to which Credit Suisse previously had not provided investment banking or similar financial services). After discussions with senior management and consideration of Credit Suisse’s experience and qualifications, the First Cash board of directors subsequently approved Credit Suisse’s engagement as an additional financial advisor to First Cash in connection with the potential transaction.

On February 11, 2016, Mr. Feehan and Mr. Wessel met again in Fort Worth, Texas, at which time Mr. Wessel confirmed that First Cash was interested in further discussions with Cash America regarding a potential merger of equals business combination. Mr. Wessel discussed a possible all-stock transaction at an “at-market” fixed exchange ratio based on the relative market valuation of each company. In addition, Mr. Wessel discussed with Mr. Feehan possible prospective governance structures for a combined company whereby representatives of both companies would fill management positions and serve on the board of directors of the combined company. Mr. Feehan indicated that he would follow up with the Cash America board members to determine whether there was interest in further discussions.

Between February 12, 2016 and February 19, 2016, Mr. Feehan spoke individually with the members of the Cash America board of directors to update them on his conversations with Mr. Wessel and to discuss the strategic rationale for a possible merger of equals business combination with First Cash. Each member of the Cash America board of directors agreed that Cash America should continue to explore a possible transaction with First Cash. Afterwards, Mr. Feehan then called Mr. Wessel and informed Mr. Wessel that the Cash America board of directors was willing to have preliminary discussions regarding a possible strategic transaction with First Cash.

During the week of February 15, 2016, Mr. Feehan also held discussions with a limited number of senior management of Cash America to inform them of the confidential discussions with First Cash regarding a possible transaction and to organize the internal management team to participate in the evaluation and assessment of a potential strategic transaction.

Throughout February and March 2016, Mr. Feehan spoke individually with the members of the Cash America board of directors to update them on the status of his discussions with First Cash and to seek their input on certain matters related to the potential transaction.

On February 17, 2016, Mr. Feehan spoke with a representative of Jefferies to discuss the possible engagement of Jefferies to provide financial advisory services to Cash America in connection with a strategic transaction. Mr. Feehan contacted Jefferies because of Cash America’s previous work with Jefferies and Jefferies’ familiarity with its business, Jefferies’ significant experience in the pawn industry and other businesses that provide alternative financial services to underbanked and non-banked individuals and Jefferies’ experience in mergers and acquisition transactions. During this call, Mr. Feehan informed the representative of Jefferies of the discussions with First Cash.

On February 19, 2016, representatives of Alston, Hunton & Williams LLP, counsel for Cash America (“Hunton”), and the general counsels of First Cash and Cash America held a telephone conference to negotiate terms of a mutual confidentiality agreement and discuss a potential timeline and logistical matters for conducting due diligence meetings. During the call, Alston reiterated First Cash’s proposed merger of equals business combination to be effected at an “at-market” fixed exchange ratio with no premium, which Mr. Wessel had proposed to Mr. Feehan. The representative of Alston relayed his preliminary views regarding a possible merger agreement, including mutual reciprocal representations and warranties, covenants and other terms.

On February 24, 2016, the parties entered into a mutual confidentiality agreement that included customary standstill provisions applicable to each party in connection with the confidential exchange of information and reciprocal due diligence.

On February 25, 2016, Mr. Feehan and Brent Stuart, Cash America’s president and chief executive officer, met with Messrs. Wessel and Orr in Southlake, Texas. At this meeting, the participants discussed the companies’ respective businesses, operations and business processes and discussed differences and commonalities in operating and strategic plans, management philosophies and expense structures. At this meeting, Messrs. Wessel and Orr provided Messrs. Feehan and Stuart with a high-level overview of First Cash’s operations and management structure in the U.S. and Latin America. Messrs. Feehan and Stuart provided Messrs. Wessel and Orr with a high-level overview of Cash America’s operations and management structure. Among other things, the participants noted that the combination of First Cash’s operations with Cash America’s operations could benefit both companies by expanding and diversifying the geographic footprint of the two companies’ operations and provide Cash America with growth opportunities outside the U.S. in the Latin American markets by leveraging First Cash’s profitable Latin American platform. The participants discussed that the cash flows from the combined U.S. operations could potentially support a policy of returning capital to the combined company’s stockholders at a greater level than either company could support separately. The participants also discussed their belief that the cash flows from the combined company would allow the combined company to return capital to its shareholders through increased dividends and stock repurchases and provide financial support for continued expansion in Latin America, which is anticipated to provide higher growth rates than could be achieved domestically. The representatives discussed the potential treatment of existing debt, potential synergies and governance matters relating to the combined company, along with possible timing of entering into a merger agreement.

The participants discussed that a merger of equals transaction would include blending the two companies’ boards of directors and management teams and the participants exchanged preliminary views regarding the combined company’s management team. The representatives from First Cash and Cash America concluded the meeting with plans to continue to consider the possibility of a transaction over the ensuing weekend and, if each company’s respective board of directors remained interested in further discussions, they would confirm with one another and proceed to next steps, including commencing negotiations of a merger agreement and conducting due diligence reviews.

On Monday, February 29, 2016, Mr. Wessel and Mr. Feehan spoke by telephone and informed each other that each remained interested in exploring a possible transaction.

Over the course of the following weeks, Mr. Wessel and Mr. Feehan also had several telephone calls and other communications regarding scheduling meetings between the two companies and their advisors, including an organizational meeting for the potential transaction to be attended by representatives from both First Cash and Cash America and functional diligence meetings, with respect to information technology matters, finance and operations of each company.

On March 2 and 3, 2016, Messrs. Wessel and Orr and Ms. Alvarado had conference calls with representatives of Alston and Credit Suisse to discuss, among other things, a timeline for the potential transaction, an agenda for the organizational meeting and a preliminary term sheet and exclusivity agreement to be delivered to Cash America following the organizational meeting.

On March 3, 2016, Messrs. Feehan and Stuart had a conference call that was attended by members of Cash America senior management and representatives of Jefferies to discuss the process, timing, structure, diligence and other significant aspects of a potential merger of equals transaction with First Cash.

On March 4, 2016, the Cash America board of directors held a special meeting attended by all directors. At the request of the Cash America board of directors, Mr. Stuart and J. Curtis Linscott, Cash America’s executive vice president and general counsel, and representatives of Hunton, were also present at the meeting. Mr. Feehan updated the directors on the meetings and discussions with representatives of First Cash and First Cash’s proposal that Cash America and First Cash combine in a merger of equals transaction. Among other things, Mr. Feehan informed the Cash America board of directors that First Cash had proposed that the two companies merge at a fixed exchange ratio determined based on an “at market” valuation of the two companies with no premium to the then-current market price of Cash America’s common stock, and Mr. Feehan discussed the potential post-closing ownership of the combined company using an illustrative “at-market” exchange ratio. Mr. Feehan also discussed Cash America’s senior management’s preliminary views on the potential synergies, the geographic diversity and growth opportunities in Latin America and other benefits and risks associated with a business combination transaction with First Cash. Mr. Feehan also discussed possible prospective governance structures for a combined company, including that representatives of both companies would serve on the board of directors of the combined company. Mr. Feehan indicated that the parties had discussed that Mr. Wessel would serve as the chief executive officer of the combined company, Mr. Stuart would serve as the president and chief operating officer and Mr. Orr would serve as the executive vice president and chief financial officer of the combined company. The parties also discussed whether Mr. Wessel would serve as chairman of the board of directors of the combined company or if the position would be held by a representative of Cash America.

Mr. Feehan also informed the board of directors that he had contacted Jefferies regarding providing financial advisory services to Cash America in connection with its consideration of a possible transaction based on, among other things, its prior work for Cash America and its familiarity with Cash America and its industry and Jefferies’ experience in mergers and acquisition transactions. He informed the Cash America board of directors of the terms of the proposed engagement letter with Jefferies, including proposed fee arrangements, and that Jefferies had confirmed that it had not performed any services for First Cash during the past two years.

The Cash America board of directors discussed that the alternative to a strategic transaction was to remain independent and to continue to focus on growing Cash America’s business since there were no other likely and viable candidates for a strategic merger of two leading pawnshop companies. During the meeting, the Cash America board of directors also discussed forming a transaction committee of the board of directors that would consist of independent directors to assist management and the board of directors in evaluating a potential transaction. It was noted that a transaction committee would be able to convene more readily than the entire board of directors. Following discussion, the Cash America board of directors created a transaction committee and appointed Daniel E. Berce, James H. Graves and Timothy J. McKibben as its members. Also, at this meeting, representatives of Hunton reviewed with the Cash America board of directors the board’s fiduciary duties when considering a potential transaction.

Following further discussion, the Cash America board of directors noted the strategic benefits of a combination with First Cash and unanimously agreed that it was advisable to continue to explore a potential strategic combination with First Cash, including a merger of equals transaction. The Cash America board of directors authorized management to continue discussions and investigations regarding the advisability of a potential transaction, to retain Jefferies as financial advisor to the Cash America board of directors in connection with the potential transaction and to periodically update the board of directors and the transaction committee as to transaction matters.

On March 4, 2016, shortly after the Cash America board of directors meeting, Mr. Feehan communicated to Mr. Wessel that the Cash America board of directors had preliminary interest in considering a merger of equals transaction with First Cash and had authorized management to continue discussions.

On March 7, 2016, First Cash and Cash America and their respective representatives held an organizational meeting at Hunton’s offices in Dallas, Texas. Mr. Feehan discussed Cash America’s business overview and outlook and Mr. Wessel discussed First Cash’s business overview and outlook. Credit Suisse discussed a proposed timeline for the transaction and described certain of First Cash’s high-priority due diligence requests. Alston discussed preliminary terms proposed by First Cash with respect to the potential exchange ratio, capital structure, governance and exclusivity and discussed certain of the proposed merger agreement terms and due diligence and other matters. Alston also suggested that the parties enter into an exclusivity agreement, which request was declined by Cash America.

On March 9, 2016, Cash America began discussions with Baker & McKenzie LLP (“Baker”) to assist Cash America in its due diligence review of matters relating to First Cash’s Latin American operations, and Grant Thornton LLP (“Grant Thornton”) to assist Cash America in its due diligence review of First Cash’s finance, accounting and tax matters.

Also on March 9, 2016, at the request of First Cash, Credit Suisse sent a draft term sheet reflecting certain high-level terms of the potential transaction and an exclusivity agreement on behalf of First Cash to Jefferies and Jefferies thereafter relayed the materials to Cash America and a representative of Hunton.

On March 11, 2016, Messrs. Feehan, Stuart and Linscott, along with Victor L. Pepe, Cash America’s executive vice president and chief marketing and technology officer, had a meeting in Southlake, Texas, with Messrs. Wessel and Orr, Ms. Alvarado and Dan Allison, First Cash’s director of information technology, together with representatives from Jefferies and Credit Suisse, to discuss each company’s information technology platform and infrastructure and to evaluate whether either company’s information technology infrastructure, including point of sale systems, could support a business with the size and breadth contemplated by a possible combination. Following this meeting, Mr. Feehan met with Mr. Wessel. Mr. Feehan addressed several governance and commercial matters raised in the draft term sheet and exclusivity agreement that had been provided by First Cash, including (i) a merger of equals transaction without a premium to Cash America shareholders, as proposed by First Cash, (ii) the unwillingness of Cash America to grant exclusivity to First Cash, (iii) Cash America’s opposition to using the current names of either company as the name of the combined company, (iv) Cash America’s proposal that each company have four board seats with one additional independent director acceptable to both companies, as opposed to First Cash’s proposal that the board of directors of the combined company consist of four individuals from the Cash America board of directors and five individuals from First Cash’s board of directors, (v) Cash America’s position that the president and chief executive officer of Cash America, Mr. Stuart, should be the president and chief operating officer of the combined company, in contrast to First Cash’s proposed term sheet which proposed that Mr. Wessel would remain the chairman, president and chief executive officer of the combined company and Cash America’s president and chief executive officer would serve as the chief operating officer of the combined company, and (vi) Cash America’s opposition to the current chairman, president and chief executive officer of First Cash retaining those same positions in the combined company. Mr. Feehan also indicated that Cash America did not agree with various provisions proposed by First Cash to be included in the merger agreement such as, among other things, proposed termination fees and expense reimbursement provisions. After this point, no further term sheets or draft exclusivity agreements were exchanged, and First Cash instructed its counsel to move forward with the preparation of a draft merger agreement.

On March 21, 2016, the Cash America transaction committee and Cash America’s audit committee, which are comprised of the same directors, held a combined special meeting concerning the proposed transaction. Messrs. Feehan, Stuart, Linscott and Austin Nettle, Cash America’s senior vice president — finance and treasurer, also attended the meeting. Mr. Feehan provided the committees with an update on matters relating to the proposed transaction, including the retention of Jefferies as authorized by the Cash America board of directors, the occurrence of an organizational meeting on March 7, 2016 and the due diligence meetings that had occurred and that were scheduled to occur. The committees then discussed the terms of the preliminary term sheet that had been proposed by First Cash. Mr. Feehan informed the committees that portions of the proposed preliminary term sheet had been discussed with First Cash, but that it was anticipated that the terms of the transaction would be negotiated as part of the negotiations of a definitive merger agreement and that no term sheet or exclusivity agreement would be entered into by the parties. The attendees then had extensive discussions of Cash America’s management-prepared five-year projections, which had been provided to the Cash America transaction committee in advance of the meeting. Following this discussion, the Cash America transaction committee authorized management to deliver the five-year projections to representatives of First Cash and its financial advisor, Credit Suisse. In addition, at this meeting, the Cash America audit committee discussed the engagement of Grant Thornton and Baker, which engagements were subsequently approved by the audit committee.

On March 21, 2016, the First Cash board of directors held a special telephonic meeting to review the history of management’s consideration of a potential business combination with Cash America and discuss the potential terms, timing of and process for such a transaction and certain related matters. Members of First Cash’s senior management and representatives of Alston and Credit Suisse also attended the meeting. All of the directors were present by telephone. Mr. Wessel provided an overview of the prior discussions between First Cash and Cash America with respect to a potential business combination between the companies, the business rational for such a transaction and an update on the current status and proposed structure of the potential transaction. A representative of Alston then reminded and discussed with the First Cash board of directors the board’s fiduciary duties in the context of the potential transaction as well as confidentiality obligations and trading considerations. Credit Suisse provided the First Cash board of directors with an overview of the process for a potential merger of equals transaction with Cash America, including a proposed timeline for the potential transaction, certain considerations in a merger of equals transaction and preliminary financial perspectives regarding Cash America.

Thereafter, the Credit Suisse representatives were excused and the board held an executive session, which a representative of Alston attended. During the executive session, a representative of Alston reviewed with the First Cash board of directors the terms of a preliminary term sheet that had been delivered to Cash America by First Cash. The First Cash board of directors then discussed with First Cash management the five-year financial projections prepared by First Cash management regarding First Cash’s anticipated future performance on a stand-alone basis, which financial projections were provided to the board in advance of the meeting. After such discussion, the First Cash board of directors approved the financial projections for use in connection with the potential transaction and then authorized management to deliver the five-year projections to representatives of Cash America and its financial advisor, Jefferies. Also during the executive session and on the recommendation of First Cash management, the First Cash board of directors approved the engagement of Ernst & Young LLP to consult and advise on certain financial and accounting matters regarding the potential transaction.

On March 22, 2016, Cash America and First Cash exchanged their respective five-year projections.

On March 23 and March 24, 2016, online data rooms of First Cash and Cash America, respectively, were opened to representatives of the other party and its respective advisors and the parties began exchanging due diligence requests.

On March 24, 2016, Messrs. Stuart and Nettle met with Messrs. Wessel and Orr, Ms. Alvarado, Brian Hostetler, First Cash’s corporate controller, and Phillip Fuester, First Cash’s director of financial planning and analysis, and representatives from Jefferies and Credit Suisse at Alston’s offices in Dallas, Texas, to discuss financial and operational matters related to finance and operations of each company. Mr. Feehan attended the meeting by telephone and Mr. Linscott attended a portion of the meeting by telephone. At this meeting, the parties discussed each other’s accounting systems and methodologies, credit profiles and metrics, operating structures and philosophies and other matters related to each party’s financial condition and operations.

Over the next month, First Cash, Cash America and each company’s respective representatives conducted further due diligence reviews of each other’s businesses, which included review of materials made available in each company’s electronic data room and telephone conferences to discuss specific due diligence matters and further information requests.

On March 25, 2016, Alston distributed a draft merger agreement to Hunton.

Over the next month, the parties exchanged multiple drafts of the merger agreement and negotiated the terms and conditions of the merger agreement, including, in particular, the structure of the transaction, corporate governance of the combined company, the representations and warranties of the parties, the conditions to the consummation of the merger, the circumstances in which either First Cash or Cash America could consider unsolicited acquisition proposals of third parties as well as the terms on which First Cash and Cash America might be required to pay a fee or expense reimbursement upon termination of the merger agreement and the amount of any such termination fee or expense reimbursement, the obligations to satisfy conditions to closing, available remedies to each party in the event of termination or breach of the merger agreement, the definition of material adverse effect and qualifications to representations and warranties. Furthermore, in connection with the proposed business combination of the two companies, representatives of First Cash and Alston and representatives of Cash America and Hunton exchanged drafts of, and negotiated specific changes to, the bylaws of First Cash to address the separation of the chief executive officer and president roles and to clarify the chairman and vice chairman roles.

During this period, Mr. Feehan continued to update the Cash America transaction committee.

On March 28, 2016, Messrs. Feehan, Stuart, Wessel and Orr met in Southlake, Texas, to discuss matters related to the two companies’ information technology systems and possible synergies.

On March 29, 2016, Messrs. Feehan and Stuart had a conference call with Messrs. Wessel and Orr, Ms. Alvarado and Raul Ramos, First Cash’s senior vice president of Latin American operations, together with representatives from Jefferies and Credit Suisse, to discuss pending site visits to Mexico, First Cash’s Mexican operations in general and growth plans and strategies in Mexico and Latin America.

On March 30 and March 31, 2016, Messrs. Feehan and Stuart conducted site visits at First Cash’s international headquarters in Monterrey, Mexico, met with First Cash’s senior management in Mexico and visited various pawn shop locations in Monterrey, Mexico. Messrs. Wessel, Orr and Ramos and representatives from Jefferies and Credit Suisse were also present at these meetings. At these meetings, the parties discussed further First Cash’s Mexico operations, First Cash’s growth plans in Latin America, First Cash’s point of sale system, the regulatory and compliance activities in Latin America, the various administrative functions performed at First Cash’s Mexico offices and other matters related to First Cash’s Latin American operations.

On April 1, 2016, Mr. Wessel met with Mr. Stuart to discuss future plans and potential growth strategies of the combined company and Mr. Stuart’s anticipated role and responsibilities with the combined company.

On April 1 and 2, 2016, Mr. Feehan individually spoke with each member of the Cash America board of directors and updated them on the status of the transaction and due diligence activities conducted by Cash America to date, including impressions of First Cash’s Latin American operations following Messrs. Feehan’s and Stuart’s due diligence trip to Mexico.

On April 6, 2016, Messrs. Feehan and Stuart met with Messrs. Wessel and Orr in Southlake, Texas to continue to discuss potential synergies, including potential cost savings.

Also on April 6, 2016, Mr. Feehan spoke with each member of the Cash America transaction committee to obtain their views as to the executive positions of the combined company, including the executive positions to be held by Mr. Wessel and Mr. Stuart in the combined company. Mr. Feehan informed the committee members that First Cash had proposed that Mr. Wessel hold the titles of both chairman and chief executive officer. The members of the Cash America transaction committee advised Mr. Feehan that this was not acceptable nor in keeping with their expectations for a merger of equals transaction. It was also important to them that Mr. Stuart hold the title of president and chief operating officer since, among other things, in their view his leadership was integral to the success of the transaction and the integration of Cash America’s business with First Cash’s business.

On April 7, 2016, Mr. Feehan met with Mr. Wessel in Fort Worth, Texas to communicate Cash America’s views on the governance structure of the combined company. Mr. Feehan advised Mr. Wessel that a critical factor in the Cash America board of directors’ consideration of the possible combination was appropriate representation by Cash America in senior executive positions in the combined company. Mr. Feehan further advised Mr. Wessel that the Cash America transaction committee was not willing to proceed on the basis that Mr. Wessel would continue to serve as both the chairman and chief executive officer of the combined company. Mr. Feehan indicated that the Cash America transaction committee was amenable to Mr. Wessel serving as chief executive officer, Mr. Stuart as president and chief operating officer, and one of the members of the Cash America board of directors as non-executive chairman of the combined company’s board of directors. Mr. Feehan expressed a willingness to serve as the non-executive chairman, but also indicated that any of the other Cash America directors would be qualified. As an alternative, Mr. Feehan indicated that the Cash America transaction committee would accept Mr. Wessel being chairman if Mr. Stuart was appointed chief executive officer.

On April 8, 2016, the First Cash board of directors held a special meeting in Dallas, Texas to receive an update on the potential transaction. Members of First Cash’s senior management and representatives of each of Alston, Credit Suisse, Pi Capital and Comstock Capital also attended the meeting. All of the directors were present in person. In advance of the meeting, the directors were provided with, among other things, a copy of the initial draft of the merger agreement provided by First Cash to Cash America. Mr. Wessel updated the First Cash board of directors regarding discussions and developments related to the potential transaction that occurred since the board’s March 21, 2016 meeting, including the open points regarding governance structure. The board also received an update as to the due diligence process and preliminary results of the due diligence process. Credit Suisse then discussed with the First Cash board of directors certain financial aspects of the potential transaction and financial matters relating to First Cash and Cash America and potential strategic alternatives to a transaction with Cash America. As part of this discussion, First Cash management reviewed with the First Cash board of directors the strategic rationale and business reasons for the potential transaction, including potential cost and other savings anticipated to result from the potential transaction. Following discussion, a representative of Alston reviewed with the First Cash board of directors the terms of the initial draft of the merger agreement, including the proposed legal structure of the transaction and the proposed corporate governance structure of the combined company. A representative of Alston also reminded the First Cash board of directors of its fiduciary duties with respect to the potential transaction. After these discussions, the representatives of Credit Suisse, Pi Capital and Comstock Capital were excused from the meeting and the First Cash board of directors held an executive session with a representative of Alston participating in the executive session.

On April 11, 2016, a representative of Hunton, Mr. Linscott and a representative of Alston had a telephone conversation to discuss the draft merger agreement. Later that day, Hunton furnished a revised draft of the merger agreement to Alston.

During the next two weeks, Mr. Wessel and Mr. Feehan engaged in discussions on multiple occasions concerning due diligence matters, treatment of existing debt, information technology matters, potential synergies and the potential transaction timeline and continued to negotiate provisions of the draft merger agreement, including with respect to governance and other matters.

On April 12, 2016, the Cash America transaction committee held a telephonic meeting to receive an update on the potential transaction with First Cash. The other members of the Cash America board of directors and representatives of Cash America’s senior management, Jefferies and Hunton were present. At this meeting, Jefferies reviewed its preliminary financial analysis of Cash America and First Cash and the potential transaction and senior management provided an update on business discussions and furnished an update on legal and business due diligence to date. At this meeting, Jefferies discussed with Cash America’s transaction committee the following matters, among others: (i) Cash America’s strategic rationale for the potential transaction, (ii) a financial overview of First Cash and the pro forma combined company, after giving effect to the possible combination, and (iii) a preliminary financial analysis of the pro forma financial statements of the combined company, potential pro forma financial impact of the merger and a relative valuation analysis. Jefferies also presented a proposed transaction overview, summarizing the terms of a possible transaction. Possible terms discussed included a stock-for-stock exchange at a fixed exchange ratio at no premium to market proposed by First Cash, with First Cash as the surviving corporation, and with headquarters located in Fort Worth, Texas. A new name would be agreed upon for the combined company. The new board of the combined company would be comprised of either a seven or nine member board, with an equal number of representatives from First Cash and Cash America and one new independent director. Jefferies also discussed with Cash America’s transaction committee its preliminary views regarding the potential exchange ratio proposed by First Cash that would be utilized to reflect an “at-market” valuation of each party. Following this discussion, members of Cash America’s senior management provided an update regarding the due diligence review that had been completed to date. Cash America’s senior management and legal counsel discussed the merger agreement and updated the transaction committee as to the status of the draft of the definitive merger agreement that had been exchanged between the parties, certain open points, including the proposed legal structure of the transaction and the corporate governance structure of the combined company, including the respective roles of the chief executive officer and the president. The Cash America transaction committee determined that management, together with Hunton and Jefferies, should continue negotiations and discussions with First Cash.

On April 13, 2016, Messrs. Feehan and Wessel met in Southlake, Texas to discuss open points in the merger agreement and governance of the combined company. At this meeting, Messrs. Feehan and Wessel agreed, subject to approval by the parties’ respective boards of directors, that (i) the board of directors of the combined company would consist of three First Cash designees, three Cash America designees and one additional independent director acceptable to both companies, (ii) Mr. Wessel would be the chief executive officer and vice chairman of the combined company, (iii) Mr. Feehan would be the chairman of the combined company, (iv) Mr. Stuart would be the president and chief operating officer of the combined company, (v) Mr. Orr would be the chief financial officer and an executive vice president and of the combined company and (vi) the name of the combined company would be FirstCash, Inc.

Representatives of Alston and Hunton continued to hold a number of conference calls over the next two weeks to negotiate the provisions of the merger agreement and also exchanged multiple revised drafts of the draft merger agreement. Also, over the next two weeks, the parties and their representatives finalized their due diligence reviews.

On April 18, 2016, Messrs. Feehan, Stuart, Nettle, Wessel, Orr and Hostetler met with a representative of Wells Fargo in Arlington, Texas to discuss the transaction and the possibility of a new credit facility for the combined company if the transaction were consummated.

On April 20, 2016, Messrs. Feehan and Stuart met with Mr. Wessel and Mr. Sean Moore, First Cash’s senior vice president of store development, in Southlake, Texas to discuss First Cash’s store development and site selection processes and resources and its Latin American growth strategy.

On April 20, 2016, Mr. Stuart met with Mr. Wessel in Westlake, Texas, at which time Messrs. Stuart and Wessel engaged in a lengthy discussion regarding synergies, preliminary integration planning and Mr. Stuart’s anticipated role, responsibilities and compensation with the combined company.

On April 21, 2016, First Cash introduced Joele Frank, a public relations firm engaged by First Cash, to Cash America and held a conference call with Messrs. Feehan, Stuart, Wessel and Orr participating together in person, to begin preparing a joint public relations strategy, including for the potential public announcement of the transaction.

On April 22, 2016, the First Cash board of directors held a meeting in Dallas, Texas to, among other things, receive an update on the potential transaction with Cash America. Members of First Cash’s senior management and representatives of each of Alston, Credit Suisse, Pi Capital and Comstock Capital also attended the meeting. All of the directors were present in person. In advance of the meeting, the directors were provided with, among other things, a draft of the merger agreement reflecting the parties’ negotiations to date, a written summary of unresolved points and summaries of the results of the due diligence process. Mr. Wessel provided an update on negotiations and developments with respect to the transaction. Representatives of Alston reviewed with the First Cash board of directors the changes to the draft merger agreement that had been agreed to by the parties since the board’s April 8, 2016 meeting and remaining open points. Representatives from Alston also reviewed with the First Cash board of directors the updated results of the due diligence process. Thereafter, Mr. Orr then reviewed with the board the results of the due diligence review conducted by First Cash’s representatives and discussed with the First Cash board of directors preliminary financial perspectives regarding the potential transaction, First Cash and Cash America, including a comparison of the benefits of the transaction compared to anticipated performance on a stand-alone basis.

On April 22, 2016, Mr. Feehan and Mr. Wessel held a telephone call and agreed to submit for consideration by the boards of directors of their respective companies an exchange ratio of 0.840 of a share of First Cash common stock for each outstanding share of Cash America common stock based on the relative market valuation of the two companies.

Also on April 24, 2016, Cash America posted on its directors’ portal a copy of the near-final draft of the definitive merger agreement and a copy of management’s presentation concerning the potential transaction.

On April 25, 2016, Hunton and Alston resolved the remaining open points in the merger agreement, after consulting with their respective clients.

On April 25, 2016, members of Cash America senior management and First Cash senior management held a conference call to discuss public and investor relations issues related to the potential announcement of the transaction.

Also on April 25, 2016, Cash America posted on its directors’ portal a copy of Jefferies’ presentation to the Cash America board of directors regarding the transaction and, on April 26, 2016 an updated version of the Jefferies presentation, as well as supplemental materials prepared by Jefferies.

On April 26, 2016, Cash America posted on the directors’ portal an updated final draft of the merger agreement, marked to show changes from the draft previously posted, along with due diligence reports prepared by management and Cash America’s advisors, including reports prepared by Grant Thornton, Hunton and Baker, proposed resolutions approving the transaction, a draft press release announcing the transaction and drafts of employee communications.

Also on April 26, 2016 in Fort Worth, Texas, Mr. Feehan met with all members of the Cash America board of directors in an executive session of the board at which Mr. Stuart was also present and held a preliminary discussion regarding the opportunities and challenges related to the potential transaction.

On April 27, 2016, the Cash America board of directors held a meeting at Cash America’s offices in Fort Worth, Texas, attended by all of the directors. Also in attendance were members of senior management and representatives from Jefferies and Hunton. In advance of the meeting, the directors were provided with, among other things, a final version of the merger agreement and a marked version of the merger agreement reflecting the changes to the draft previously distributed to the Cash America board of directors on April 24, 2016, Jefferies’ presentation materials, multiple due diligence reports, including reports prepared by Grant Thornton, Hunton, Baker and management, and a draft of the proposed resolutions approving the transaction. At this meeting, Jefferies reviewed the financial terms of the proposed transaction and its financial analysis of the proposed transaction and rendered an oral opinion, confirmed by delivery of a written opinion dated April 27, 2016, to the Cash America board of directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to holders of Cash America common stock. Mr. Feehan then reviewed senior management’s presentation materials regarding its analysis of the transaction. Representatives of Hunton provided a detailed review of the principal terms of the merger agreement, including the resolution of the open terms discussed at the April 12, 2016 meeting of Cash America’s transaction committee. Hunton also discussed the antitrust review of the proposed transaction undertaken by Hunton and Alston and informed the Cash America board of directors of the status of this review and preliminary conclusions reached. Members of Cash America’s senior management and Hunton discussed with the Cash America board of directors due diligence matters related to First Cash, including the various due diligence reports provided to the Cash America board of directors and the findings from the due diligence reviews conducted on First Cash by management and Cash America’s representatives and advisors. A discussion ensued regarding the proposed transaction with First Cash. In the course of its deliberations, the Cash America board of directors considered a number of factors, including those described more fully below under “— Cash America’s Reasons for the Merger; Recommendation of the Cash America Board of Directors.” Mr. Linscott reviewed resolutions furnished to the Cash America board of directors authorizing the merger, the merger agreement and the transactions contemplated by the merger agreement. The Cash America board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Cash America and its shareholders, adopted and approved the merger agreement and authorized the appropriate officers of Cash America to execute and deliver the merger agreement and related documents.

On April 27, 2016, the First Cash board of directors held a special telephonic meeting to consider and approve the proposed transaction with Cash America. Members of First Cash’s senior management and representatives of each of Alston, Credit Suisse, Pi Capital and Comstock Capital also attended the meeting. All of the directors were present by telephone. In advance of the meeting, the directors were provided with, among other things, a copy of the final draft of the merger agreement, a marked version of the merger agreement reflecting the changes to the draft previously distributed to the First Cash board of directors, a summary of the terms of the merger agreement and a written summary of certain points that had been resolved since the April 22, 2016 meeting. Representatives of Alston reviewed these materials with the directors. Representatives of Alston also provided an update on the final results of the due diligence process and also reminded the First Cash board of directors of its fiduciary duties in the context of the potential transaction. Mr. Wessel also provided an overview of the communications plan with respect to the announcement of the potential transaction. Also at this meeting, Credit Suisse reviewed with the First Cash board of directors Credit Suisse’s financial analysis of the exchange ratio and rendered an oral opinion, confirmed by delivery of a written opinion dated April 27, 2016, to the First Cash board of directors to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the exchange ratio was fair, from a financial point of view, to First Cash. A representative of Alston then reviewed resolutions approving the merger, the merger agreement and certain related matters with the First Cash board of directors. After discussion, the First Cash board of directors unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of First Cash and its stockholders, (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, (iii) directed that the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger be submitted for consideration at a meeting of the First Cash stockholders and (iv) resolved to recommend the approval of the issuance of shares of the First Cash common stock to the Cash America shareholders pursuant to the merger by the First Cash stockholders.

Late in the day on April 27, 2016, following the approvals of Cash America’s and First Cash’s boards of directors, Cash America and First Cash executed the merger agreement to be effective April 28, 2016.

On the morning of April 28, 2016, First Cash and Cash America issued a joint press release announcing the execution of the merger agreement.

First Cash’s Reasons for the Merger; Recommendation of the First Cash Board of Directors

In evaluating the merger agreement and the merger, the First Cash board of directors consulted with First Cash’s management, as well as with First Cash’s legal and financial advisors, and also considered a number of factors including, but not limited to, the following, which the First Cash board of directors viewed as supporting its decision to recommend the approval of the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger:

•	its knowledge of First Cash’s business, operations, financial condition, earnings and prospects, as well as its assessment of Cash America’s business, operations, financial condition, earnings and prospects, taking into account the results of First Cash’s due diligence review of Cash America;

•	its belief that the merger will create the leading operator of retail pawn stores with over 2,000 stores in the United States and Latin America, providing better access and service to customers across the combined company’s footprint and diversifying the combined company’s footprint;

•	that the increased financial strength and significant cash flows of the combined company will better position it to accelerate First Cash’s expansion plans in the growing Latin American market while supporting strong capital returns to the combined company’s stockholders through dividends and stock buybacks;

•	that the store footprints and business lines of First Cash and Cash America are generally complementary, with limited areas of significant store overlap, and the expectation that Cash America’s significant United States presence will provide significant domestic cash flows to the combined company;

•	the belief that many of the First Cash stores generally have higher operating margins and returns on operating assets than the Cash America stores and that the combined company will be able to improve over time the operating efficiencies, margins and returns of the Cash America stores, by among other things, transitioning these stores to the First Cash store operating technology platform;

•	that at the time the First Cash board of directors approved the merger, the transaction was estimated to achieve at least $50 million in annual pre-tax synergies, with 80% of the synergies to be achieved in the first two years following the completion of the merger, primarily from efficiencies related to technology platforms, finance and reporting functions, and other administrative functions and without anticipated store closings;

•	that at the time the First Cash board of directors approved the merger, the transaction was anticipated to result in a combined company with net revenue of approximately $1.75 billion and adjusted EBITDA of approximately $279 million, on a pro forma basis for the last twelve months ended March 31, 2016 and without giving any effect to any anticipated synergies or cost savings, and significant free cash flow available to return capital to stockholders and invest in future growth;

•	that First Cash expects the combined company to increase its dividend policy to further optimize long-term total return to stockholders with an initial expected annual dividend per share of $0.76, which represents approximately a 50% increase over the current First Cash dividend;

•	that First Cash expects the combined company to have an increased market capitalization and improved access to capital, providing incremental benefits to stockholders;

•	that First Cash expects the merger to be generally leverage neutral with the increased size of the combined company and expected synergies improving the credit profile and lowering long-term financing costs of the combined company;

•	the belief that the merger combines the two most experienced and proven leadership teams in the retail pawn industry, with a successful integration track record involving the integration of nearly 450 stores since 2013; and

•	that the combined company’s business and financial results will be less sensitive to pending regulatory changes affecting First Cash’s and Cash America’s non-core businesses such as payday lending due to the increased size of its core pawn and retail businesses and strategy to further reduce its non-core businesses.

In addition to considering the factors described above, the First Cash board of directors also considered the following factors:

•	the fact that the exchange ratio of 0.840 of a share of First Cash common stock for each share of Cash America common stock is fixed and will not fluctuate based upon changes in the market price of First Cash common stock or Cash America common stock between the date of the merger agreement and the date of completion of the merger;

•	the opinion, dated April 27, 2016, of Credit Suisse to the First Cash board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to First Cash of the exchange ratio, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse, as more fully described under “—Opinion of First Cash’s Financial Advisor”;

•	the fact that First Cash stockholders will hold approximately 58% of the common stock of the combined company upon completion of the merger and will, therefore, have the opportunity to participate in the further performance of the combined company;

•	the fact that the combined company’s board of directors initially will be comprised of seven directors, including three representatives from First Cash’s board of directors and a former First Cash director approved by Cash America who was subsequently elected to the First Cash board of directors;

•	the fact that directors and executive officers of First Cash and Cash America who have an in-depth knowledge of their respective entity and its businesses will have substantial representation on the board of directors and on the senior management team, respectively, of the combined company;

•	the fact that Mr. Wessel, the chairman of the board of directors, president and chief executive officer of First Cash, will serve as vice chairman of the board of directors and chief executive officer of the combined company and that Mr. Orr, First Cash’s chief financial officer and an executive vice president of First Cash, will serve as chief financial officer and an executive vice president of the combined company;

•	the current and prospective climate in the industry in which First Cash and Cash America operate, including a changing and more challenging regulatory environment, especially with respect to the non-core consumer lending businesses of First Cash and Cash America;

•	that the merger agreement permits First Cash to participate in negotiations with and to furnish information to any third party that makes an acquisition proposal that the First Cash board of directors determines in good faith (after consultation with outside counsel and a financial advisor) constitutes or is reasonably likely to lead to a superior proposal and determines in good faith (after consultation with outside counsel) that its failure to take such actions would be inconsistent with the First Cash board’s duties under applicable law;

•	that the First Cash board of directors may, under certain circumstances, withdraw, modify or qualify its recommendation that the First Cash stockholders vote for the approval of the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger, if failure to take such action would be inconsistent with the First Cash directors’ duties under applicable law and after compliance with the other requirements set forth in the merger agreement (although First Cash cannot terminate the merger agreement to accept a superior proposal);

•	the First Cash board of directors’ belief that the size of the termination fee that might be payable to Cash America pursuant to the merger agreement (i) was reasonable in light of the overall terms of the merger agreement, as well as identical to the termination fee payable by Cash America to First Cash in corresponding circumstances, (ii) was within the range of termination fees in other transactions of this size and nature and (iii) would not be likely to preclude another party from making a competing proposal; and

•	the other terms and conditions of the merger agreement, including the degree of mutuality and symmetry of representations, obligations and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, the circumstances in which each party is permitted to terminate the merger agreement and the related termination fees payable by each party in the event of termination of the merger agreement under specified circumstances and the likelihood of completing the merger on the anticipated schedule.

The First Cash board of directors weighed the foregoing against a number of risks and potentially negative factors, including:

•	the restrictions on the conduct of First Cash’s business during the period between execution of the merger agreement and the consummation of the merger, which may prevent First Cash from making certain acquisitions or dispositions or pursuing certain business opportunities during such period;

•	the potential effect of the merger on First Cash’s overall business, including its relationships with customers, suppliers, competitors, management, other employees and regulators;

•

the challenges inherent in combining the businesses, operations and workforces of two businesses of the size, geographic diversity and complexity of First Cash and Cash America, including the potential for (i) unforeseen difficulties in integrating operations and systems, (ii) the possible distraction of management attention for an extended period of time, and (iii) difficulties in the acculturation of the employees of the two companies;

•	the risk of not being able to realize all of the anticipated benefits of the merger, including the synergies, cost savings, growth opportunities or cash flows between First Cash and Cash America, or that such benefits may take longer than expected to be realized, if at all;

•	the risk that First Cash’s earnings growth rate could be diluted by Cash America’s earnings growth rate given Cash America’s dependence and focus on the more mature domestic market;

•	the risk that the transaction and subsequent integration of the two businesses may preclude other business opportunities;

•	the substantial costs to be incurred in connection with the merger, including the expenses and fees for professional services and other transaction costs arising from the merger, and the costs of integrating the businesses of First Cash and Cash America;

•	the risk that governmental entities may oppose or refuse to grant regulatory clearances of the merger or impose conditions on First Cash and/or Cash America prior to approving the merger that may adversely impact the ability of the combined company to realize the anticipated benefits that are projected to occur in connection with the merger;

•	the risk that, despite the combined efforts of First Cash and Cash America prior to the consummation of the merger, the combined company may neither attract nor retain key management or personnel;

•	the risk that the merger may not be completed despite the combined efforts of First Cash and Cash America or that completion may be unduly delayed, even if the requisite approval is obtained from First Cash’s stockholders and Cash America’s stockholders;

•	the fact that First Cash intends to amend or refinance its 2015 Credit Facility and potentially seek additional sources of financing in connection with the merger and the risk that it may not succeed in obtaining such amendment or refinancing on favorable terms, if at all;

•	the risk that Cash America may not be able monetize its remaining ownership position in Enova on favorable terms and may be subject to liabilities arising out of the Enova spin transaction;

•	the fact that First Cash is obligated to pay Cash America a termination fee of $30 million in certain circumstances as summarized under “—The Merger Agreement — Expenses and Termination Fees; Liability for Breach” beginning on page 146, including following a termination of the merger agreement in circumstances where no alternative transaction is available to First Cash;

•	the fact that under the terms of the merger agreement, in certain circumstances, the Cash America board can withdraw, modify or qualify its recommendation that the Cash America shareholders vote for the approval of the merger agreement, if failure to take such action would be inconsistent with the Cash America directors’ duties under applicable law and after compliance with the other requirements set forth in the merger agreement (although Cash America cannot terminate the merger agreement to accept a superior proposal);

•	the terms of the merger agreement place limitations on the ability of First Cash to solicit, initiate or knowingly encourage or facilitate any inquiries or the making of any proposal or offer by or with a third party with respect to an alternative acquisition proposal and to furnish non-public information to, or participate in negotiations with, a third party interested in pursuing an alternative business combination transaction, and that First Cash cannot terminate the merger agreement to accept a superior proposal;

•	the risk that the terms of the merger agreement, although reciprocal, including provisions relating to the payment of a termination fee under specified circumstances, may have the effect of discouraging other parties that would otherwise be interested in a transaction with First Cash from proposing such a transaction;

•	the absence of any appraisal rights for First Cash stockholders under Delaware law; and

•	the risks of the type and nature described under the heading “Risk Factors,” and the matters described under the heading “Special Note Regarding Forward-Looking Statements.”

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the First Cash board of directors did not find it useful and did not attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and the merger and to recommend that First Cash stockholders vote FOR the proposal to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers and FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger. In addition, although the First Cash board of directors did not find it useful and did not attempt to assign any relative or specific weights to the various factors, individual members of the First Cash board of directors may have assigned different weights to different factors.

The First Cash board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of First Cash and its stockholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The First Cash board of directors unanimously recommends that First Cash stockholders vote FOR the proposal to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between First Cash and its named executive officers and FOR the proposal to approve any motion to adjourn the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger.

Cash America’s Reasons for the Merger; Recommendation of the Cash America Board of Directors.

In evaluating the merger, Cash America’s board of directors consulted with Cash America’s management and legal and financial advisors, and in reaching its decision to approve the merger agreement and recommend its adoption by Cash America shareholders, Cash America’s board of directors considered a number of factors and a substantial amount of information, including the following:

•	the belief that the merger will combine two leading, complementary companies to create the largest pawn lending platform in the United States and Latin America;

•	the belief that the merger would achieve meaningful cost savings and enhanced revenue opportunities;

•	the combined company will have an expanded geographic footprint with a much larger and more diversified customer base, and the merger will enable Cash America to enter into the attractive Latin America market, under a proven business model, in which Cash America currently lacks a presence;

•	the market capitalization of the combined company would likely classify the common stock of the combined company as a mid-cap stock and potentially expand its base of prospective investors to include investors with an investment thesis more focused on investing in the stock of larger companies;

•	the merger would increase the size and reach of the combined company as the combined company is estimated to have combined revenue of approximately $1.8 billion and approximately $262 million of EBITDA (before synergies) for 2016;

•	the merger would further dilute Cash America’s exposure to regulatory risk related to its unsecured consumer loan product;

•	the merger would provide the combined company with an opportunity to use the increased cash flow from the combined company to support dividend and share repurchase strategies in addition to continued growth internationally;

•	that at the time the Cash America board of directors approved the merger, the transaction was estimated to achieve at least $50 million in annual pre-tax synergies, with 80% of the synergies to be achieved in the first two years following the completion of the merger, primarily from efficiencies related to technology platforms, finance and reporting functions, and other administrative functions and without anticipated store closings;

•	the combined company intends to pay an annual $0.76 dividend, which is approximately a 100% increase for Cash America’s shareholders;

•	the fact that Cash America’s shareholders will own approximately 42% of the combined company following completion of the merger and will continue to participate in potential appreciation in equity value of the combined company;

•	the combined company will be led by a proven executive leadership team that reflects the strengths and capabilities of both companies;

•	the belief that the combined management teams of Cash America and First Cash will successfully integrate the two businesses and provide a strong foundation for the combined management team to accelerate growth;

•	the belief that leveraging the best practices and operating philosophies and strategies of two successful pawn companies across a platform of more than 2,000 pawnshops will enhance the growth and operational prospects of the combined company’s business;

•	the structure of the transaction as a merger of equals, including the governance provisions that:

–	Mr. Feehan, the chairman of the board of directors of Cash America, will serve as chairman of the board of directors of the combined company;

–	Mr. Stuart, Cash America’s president and chief executive officer, will serve as president and chief operating officer of the combined company; and

–	the combined company’s board of directors would have three directors designated by Cash America, three directors designated by First Cash and one independent director selected by First Cash and approved by Cash America;

•	the transaction is leverage neutral and the strong credit profile of the combined company is expected to lead to lower long-term financing costs;

•	the favorable relationship of the market value of Cash America when compared to the market value of First Cash, taking into account that Cash America’s common stock was trading near its highest price since the Enova spin transaction; and

•	the financial presentation and written opinion, dated April 27, 2016, of Jefferies to the Cash America board of directors (in its capacity as such) as to the fairness, from a financial point of view and as of such date, of the exchange ratio provided for in the merger agreement to holders of Cash America common stock, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Jefferies as set forth in its opinion and more fully described under the caption “— Opinion of Cash America’s Financial Advisor.”

In addition to considering the factors described above, Cash America’s board of directors also considered the following factors:

•	its knowledge of Cash America’s business, financial condition, results of operations and prospects, as well as First Cash’s business, financial condition, results of operations and prospects, taking into account the results of Cash America’s due diligence review of First Cash;

•	that the fixed exchange ratio of 0.840 shares of First Cash common stock for each share of Cash America common stock, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in First Cash’s stock price prior to completion of the merger;

•	the review by the Cash America’s board of directors, in consultation with Cash America’s advisors, of the structure of the merger and terms of the merger agreement, including certain reciprocal provisions that may have the effect of discouraging alternative acquisition proposals involving Cash America or First Cash;

•	the limited number and nature of the conditions to the parties’ obligations to complete the merger and the belief of Cash America’s board of directors of the likelihood of satisfying such conditions;

•	the fact that, in certain circumstances, the Cash America board of directors has the right under the merger agreement to withdraw its recommendation to Cash America’s shareholders that they adopt the merger agreement as summarized under “— The Merger Agreement — Changes in Board Recommendations” beginning on page 134;

•	the fact that Cash America’s shareholders will have an opportunity to vote on the adoption of the merger agreement;

•	the fact that First Cash is obligated to pay Cash America a termination fee of $30 million in certain circumstances as summarized under “— The Merger Agreement — Expenses and Termination Fees; Liability for Breach” beginning on page 146;

•	the fact that the merger is intended to qualify as a “reorganization” for U.S. federal income tax purposes, with the result that a U.S. holder of Cash America common stock generally would not recognize any gain or loss upon receipt of First Cash common stock solely in exchange for Cash America common stock in the merger, except with respect to cash received in lieu of fractional shares of First Cash common stock, as described under “— U.S. Federal Income Tax Consequences of the Merger” beginning on page 122; and

•	the likelihood of completing the merger on a reasonably estimable schedule.

The Cash America board of directors also weighed the factors described above against a number of risks and other factors identified in its deliberations as weighing negatively against the merger:

•	the challenges inherent in combining the businesses, operations and workforces of Cash America and First Cash, including: (i) the possible diversion of management focus and resources from operational matters and other strategic opportunities for an extended period of time and (ii) difficulties in integrating and retaining management and employees;

•	the fact that forecasts of future results of operations and synergies are necessarily estimates based on assumptions, the risk of not realizing anticipated synergies and cost savings between Cash America and First Cash and the risk that other anticipated benefits might not be realized;

•	the substantial costs to be incurred in connection with the merger, including the substantial cash and other costs of integrating the businesses of Cash America and First Cash, as well as the transaction expenses arising from the merger;

•	the potential effect of the merger on Cash America’s business and relationships with employees, customers, regulators and the communities in which it operates;

•	the risk that governmental entities may not approve the merger or may impose conditions on Cash America or First Cash in order to gain approval for the merger that may adversely impact the ability of the combined company to realize the anticipated synergies or revenue in connection with the merger;

•	the fact that the transaction consideration is a fixed “at-market” exchange ratio and that Cash America shareholders could be adversely affected by a decrease in the trading price of First Cash stock during the pendency of the merger and the fact that the merger agreement does not allow for an adjustment or termination right for Cash America under such circumstances;

•	the fact that the approval of the merger requires the affirmative vote of the holders of at least two-thirds of the outstanding Cash America shares of common stock, adding transaction uncertainty that the merger may not be completed due to the possibility that the requisite super-majority voting threshold will not be met;

•	the terms of the merger agreement, including generally reciprocal covenants relating to the two companies’ conduct of their respective businesses during the period between the signing of the merger agreement and the completion of the merger;

•	the fact that, in certain circumstances, First Cash’s board of directors has the right under the merger agreement to withdraw its recommendation to First Cash’s stockholders that they approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger as summarized under “— The Merger Agreement — Changes in Board Recommendations” beginning on page 134;

•	the fact that Cash America is obligated to pay First Cash a termination fee of $30 million in certain circumstances as summarized under “— The Merger Agreement — Expenses and Termination Fees; Liability for Breach” beginning on page 146;

•	the absence of appraisal rights for Cash America shareholders;

•	the possibility that the merger might not be completed, or that completion might be unduly delayed, for reasons beyond Cash America’s or First Cash’s control and the potential negative impact that may have on Cash America’s business and relationships with employees, customers, regulators and the communities in which it operates;

•	the exposure to foreign currency exchange rate fluctuation risks that Cash America and its shareholders do not currently face;

•	the potential shifting of the current Cash America investor base who have an investment thesis favoring small-cap stocks or stocks of companies that are focused primarily on domestic (U.S.) operations away from investment in the combined company; and

•	the risks of the type and nature described under “Risk Factors,” and the matters described under “Special Note Regarding Forward-Looking Statements.”

Cash America’s board of directors also was apprised of certain interests in the merger of Cash America’s directors and executive officers that may be different from, or in addition to, the interests of Cash America generally as discussed in “— Interests of Cash America Directors and Executive Officers in the Merger.”

This discussion of the information and factors considered by Cash America’s board of directors in reaching its conclusions and recommendation summarizes the material factors considered by Cash America’s board of directors, but is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Cash America’s board of directors did not find it practicable, and did not attempt, to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and to recommend that Cash America shareholders vote in favor of the proposal to adopt the merger agreement.

Cash America’s board of directors conducted an overall review of the factors described above and considered the factors overall to be favorable to and to support its determination. In considering the factors described above, individual members of Cash America’s board of directors may have given differing weights to different factors.

The Cash America board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Cash America and its shareholders and (ii) approved, authorized, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Cash America board of directors unanimously recommends that Cash America shareholders vote FOR the proposal to approve the merger agreement, FOR the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements relating to the merger between Cash America and its named executive officers and FOR the proposal to approve any motion to adjourn the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Opinion of First Cash’s Financial Advisor

First Cash has retained Credit Suisse as First Cash’s financial advisor in connection with the merger. As part of this engagement, the First Cash board of directors requested that Credit Suisse evaluate the fairness, from a financial point of view, to First Cash of the exchange ratio. On April 27, 2016, at a meeting of the First Cash board of directors held to evaluate the proposed merger, Credit Suisse rendered an oral opinion, confirmed by delivery of a written opinion dated April 27, 2016, to the First Cash board of directors to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the exchange ratio was fair, from a financial point of view, to First Cash.

The full text of Credit Suisse’s written opinion, dated April 27, 2016, to the First Cash board of directors, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of Credit Suisse’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the First Cash board of directors (in its capacity as such) for its information in connection with its evaluation of the exchange ratio from a financial point of view to First Cash and did not address any other aspect or implication of the proposed merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to First Cash or the underlying business decision of First Cash to proceed with the merger. Credit Suisse’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger or otherwise.

In arriving at its opinion, Credit Suisse reviewed an execution version, provided to Credit Suisse on April 27, 2016, of the merger agreement and certain publicly available business and financial information relating to First Cash and Cash America. Credit Suisse also reviewed certain other information relating to First Cash and Cash America provided to or discussed with Credit Suisse by the respective managements of First Cash and Cash America, including financial forecasts and estimates relating to First Cash and Cash America prepared by the respective managements of First Cash and Cash America, and Credit Suisse met with the respective managements of First Cash and Cash America to discuss the businesses and prospects of First Cash and Cash America. Credit Suisse also considered certain financial and stock market data of First Cash and Cash America, and Credit Suisse compared that data with similar data for other publicly held companies in businesses it deemed similar to those of First Cash and Cash America, and Credit Suisse considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which had been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for First Cash and Cash America that Credit Suisse was directed by the management of First Cash to utilize in its analyses, the managements of First Cash and Cash America advised Credit Suisse, and Credit Suisse assumed, with First Cash’s consent, that such forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of First Cash and Cash America, as the case may be, as to the future financial performance of First Cash and Cash America, respectively. With respect to the estimates provided to Credit Suisse by the management of First Cash regarding potential net cost and other savings anticipated by such management to result from the merger, the management of First Cash advised Credit Suisse, and Credit Suisse assumed, with First Cash’s consent, that such estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to such net cost and other savings and Credit Suisse further assumed, with First Cash’s consent, that such net cost and other savings will be realized in the amounts and at the times indicated. Credit Suisse relied, with First Cash’s consent and without independent verification, upon the assessments of the managements of First Cash and Cash America as to, among other things, (i) matters relating to the Enova spin transaction, the expected monetization of the remaining position of Cash America in Enova and any tax indemnities and other arrangements relating to the Enova spin transaction, (ii) the potential impact on First Cash and Cash America of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the pawn and consumer finance industries and the businesses and operations of First Cash and Cash America and (iii) the ability to integrate the operations of First Cash and Cash America. Credit Suisse assumed, with First Cash’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on First Cash, Cash America or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Credit Suisse’s analyses or opinion. Credit Suisse also assumed, with First Cash’s consent, that any currency or exchange rate fluctuations associated with the businesses of First Cash would not be meaningful in any respect to Credit Suisse’s analyses or opinion.

Credit Suisse assumed, with First Cash’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on First Cash, Cash America or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Credit Suisse’s analyses or opinion and that the merger would be consummated in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of First Cash advised Credit Suisse, and Credit Suisse also assumed, with First Cash’s consent, that the terms of the merger agreement, when executed, would conform in all material respects to the terms reflected in the execution version reviewed by Credit Suisse. In addition, Credit Suisse was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of First Cash, Cash America or any other entity, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse was not requested to, and it did not, conduct a review of loan portfolios or individual credit files or allowances for losses with respect thereto nor did Credit Suisse make any analysis of, and Credit Suisse expressed no opinion as to, the collectability or future performance of any such loans or the adequacy or sufficiency of such allowances for losses or related matters. Credit Suisse assumed, with First Cash’s consent, that the respective allowances for losses of First Cash and Cash America were, and on a pro forma basis would be, adequate and sufficient to cover loan losses. Credit Suisse also assumed, with First Cash’s consent, that the merger will qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. Credit Suisse did not express any opinion with respect to tax, accounting, regulatory, legal or similar matters, and Credit Suisse relied, with First Cash’s consent, upon the assessments of representatives of First Cash and Cash America as to such matters.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, to First Cash of the exchange ratio and did not address any other aspect or implication of the merger, including, without limitation, the form or structure of the merger, any indemnification or other arrangements relating to the Enova spin transaction, any governance arrangements or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Credit Suisse’s opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the exchange ratio or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. It should be understood that subsequent developments may affect Credit Suisse’s opinion, and that Credit Suisse does not have any obligation to update, revise or reaffirm its opinion. Credit Suisse did not express any opinion as to the actual value of First Cash common stock when issued pursuant to the merger or the prices at which First Cash common stock, Cash America common stock or other securities would trade or be transferable at any time. Credit Suisse’s opinion also did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to First Cash, nor did it address the underlying business decision of First Cash to proceed with the merger.

In preparing its opinion to the First Cash board of directors, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of First Cash and Cash America. No company, business or transaction used for comparative purposes in Credit Suisse’s analyses is identical to First Cash, Cash America or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the proposed merger, which exchange ratio was determined through negotiations between First Cash and Cash America, and the decision to enter into the merger agreement was solely that of the First Cash board of directors. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the First Cash board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the First Cash board of directors or management with respect to the merger or the exchange ratio.

The following is a summary of the material financial analyses reviewed with the First Cash board of directors on April 27, 2016 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. For purposes of the analyses described below, (i) the terms “Cash America financial projections” and “First Cash financial projections” refer to financial forecasts and estimates relating to Cash America and First Cash prepared by the respective managements of Cash America and First Cash, (ii) the term “EBITDA” means earnings before interest, taxes, depreciation and amortization, adjusting for one-time non-recurring items (as applicable), and (iii) the sale of Cash America’s remaining equity stake in Enova and the repayment of a portion of Cash America’s outstanding indebtedness as of December 31, 2015 with the after-tax proceeds from such sale was assumed in calculating implied per share equity value reference ranges for Cash America. In calculating implied exchange ratio reference ranges as reflected in such analyses, Credit Suisse (a) compared the low-end of the approximate implied per share equity value reference ranges derived for Cash America from such analyses to the high-end of the approximate implied per share equity value reference ranges derived for First Cash from such analyses in order to calculate the low-end of the implied exchange ratio reference ranges and (b) compared the high-end of the approximate implied per share equity value reference ranges derived for Cash America from such analyses to the low-end of the approximate implied per share equity value reference ranges derived for First Cash from such analyses in order to calculate the high-end of the implied exchange ratio reference ranges.

Selected Public Companies Analysis. Credit Suisse performed separate selected public companies analyses of Cash America and First Cash in which Credit Suisse reviewed certain financial and stock market information relating to Cash America, First Cash and the selected publicly traded companies listed below.

Cash America. In performing a selected public companies analysis of Cash America, Credit Suisse reviewed certain financial and stock market information relating to Cash America and the following four selected publicly traded companies in the pawn and rent- and lease-to-own industries, collectively referred to as the Cash America selected companies:

•	Aaron’s, Inc.

•	First Cash

•	Rent-A-Center, Inc.

•	EZCorp, Inc.

Credit Suisse reviewed, among other things and to the extent publicly available, enterprise values, calculated as fully-diluted equity values based on closing stock prices as of April 26, 2016 plus total corporate debt and minority interests (as applicable) less cash and cash equivalents and equity investments (as applicable), as a multiple of calendar year 2016 and calendar year 2017 estimated EBITDA. Financial data of the Cash America selected companies were based on public filings and other publicly available information. Financial data of Cash America was based on public filings, other publicly available information and the Cash America financial projections.

The overall low to high calendar year 2016 and calendar year 2017 estimated EBITDA multiples observed for the Cash America selected companies were 5.8x to 11.8x (with a mean of 8.3x and a median of 7.2x) and 5.6x to 10.7x (with a mean of 7.7x and a median of 6.8x), respectively. Credit Suisse then applied selected ranges of calendar year 2016 and calendar year 2017 estimated EBITDA multiples of 7.0x to 10.5x and 6.5x to 10.0x, respectively, derived from the Cash America selected companies to the calendar year 2016 and calendar year 2017 estimated EBITDA of Cash America based on the Cash America financial projections. This analysis indicated an approximate implied per share equity value reference range for Cash America of $27.42 to $46.81.

First Cash. In performing a selected public companies analysis of First Cash, Credit Suisse reviewed certain financial and stock market information relating to First Cash and the following four selected publicly traded companies in the pawn and rent- and lease-to-own industries, collectively referred to as the First Cash selected companies:

•	Aaron’s, Inc.

•	Cash America

•	Rent-A-Center, Inc.

•	EZCorp, Inc.

Credit Suisse reviewed, among other things and to the extent publicly available, enterprise values, calculated as fully-diluted equity values based on closing stock prices as of April 26, 2016 plus total corporate debt and minority interests (as applicable) less cash and cash equivalents and equity investments (as applicable), as a multiple of calendar year 2016 and calendar year 2017 estimated EBITDA. Financial data of the First Cash selected companies were based on public filings and other publicly available information. Financial data of First Cash was based on public filings, other publicly available information and the First Cash financial projections.

The overall low to high calendar year 2016 and calendar year 2017 estimated EBITDA multiples observed for the First Cash selected companies were 5.8x to 10.3x (with a mean of 7.8x and a median of 7.2x) and 5.6x to 9.8x (with a mean of 7.4x and a median of 6.8x), respectively. Credit Suisse then applied selected ranges of calendar year 2016 and calendar year 2017 estimated EBITDA multiples of 9.0x to 12.0x and 8.0x to 11.0x, respectively, derived from the First Cash selected companies to the calendar year 2016 and calendar year 2017 estimated EBITDA of First Cash based on the First Cash financial projections. This analysis indicated an approximate implied per share equity value reference range for First Cash of $34.42 to $50.25.

Utilizing the approximate implied per share equity value reference ranges derived for Cash America and First Cash described above, Credit Suisse calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.546x – 1.360x	0.840x

Discounted Cash Flow Analyses. Credit Suisse performed separate discounted cash flow analyses of Cash America and First Cash by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Cash America and First Cash were forecasted to generate during the fiscal year ending December 31, 2016 through the fiscal year ending December 31, 2019 based on the Cash America financial projections and the First Cash financial projections, respectively.

Cash America. In performing a discounted cash flow analysis of Cash America, Credit Suisse calculated terminal values for Cash America by applying to Cash America’s fiscal year 2020 estimated EBITDA a selected range of next 12 months EBITDA multiples of 7.0x to 10.5x. For purposes of this analysis, stock-based compensation was treated as a cash expense. The present values (as of December 31, 2015) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.5% to 8.0%. This analysis indicated an approximate implied per share equity value reference range for Cash America of $36.65 to $56.67.

Credit Suisse also calculated an implied per share equity value reference range for Cash America, utilizing the same methodology described above, after taking into account the estimated present value (as of December 31, 2015) of potential net cost and other savings commencing during the fourth quarter of 2016 anticipated by the management of First Cash to result from the merger. This analysis indicated an approximate implied per share equity value reference range for Cash America of $44.37 to $68.40.

First Cash. In performing a discounted cash flow analysis of First Cash, Credit Suisse calculated terminal values for First Cash by applying to First Cash’s fiscal year 2020 estimated EBITDA a selected range of next 12 months EBITDA multiples of 9.0x to 12.0x. For purposes of this analysis, stock-based compensation was treated as a cash expense. The present values (as of December 31, 2015) of the cash flows and terminal values were then calculated using a selected range of discount rates of 7.5% to 8.5%. This analysis indicated an approximate implied per share equity value reference range for First Cash of $43.93 to $60.77.

Utilizing the approximate implied per share equity value reference ranges derived for Cash America, both before and after taking into account the estimated present value of potential net cost and other savings anticipated by the management of First Cash to result from the merger, and for First Cash described above, Credit Suisse calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges:		Exchange Ratio
Before Net Cost and Other Savings	After Net Cost and Other Savings

0.603x – 1.290x	0.730x – 1.557x	0.840x

Other Factors. Credit Suisse also observed certain additional factors that were not considered part of Credit Suisse’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the latest 12 months EBITDA multiples implied in 10 selected transactions announced between September 7, 2004 and March 3, 2015 involving target companies with operations in the pawn lending, payday lending and/or consumer finance industries, based on public filings and other publicly available information, which indicated (i) overall low to high latest 12 months EBITDA multiples in such transactions of 5.7x to 11.7x (with a mean of 7.7x and a median of 7.1x) and (ii) after applying a selected range of latest 12 months EBITDA multiples derived from such selected transactions of 7.5x to 11.7x to Cash America’s latest 12 months estimated EBITDA based on public filings, an approximate implied per share equity value reference range for Cash America of $26.83 to $45.24;

•	historical closing prices during the 52-week period ended April 26, 2016 for First Cash common stock and Cash America common stock, which ranged from approximately $29.64 to $50.90 per share and $23.77 to $40.31 per share, respectively;

•	selected publicly available forward research analysts’ stock price targets for First Cash common stock and Cash America common stock, which ranged from $45.00 to $50.00 per share (with a mean of $47.75 and a median of $48.00) and $24.00 to $43.00 per share (with a mean of $33.00 and a median of $35.00), respectively;

•	illustrative relative contributions of First Cash and Cash America to various financial metrics of the combined company, including the combined company’s calendar years 2016 and 2017 estimated net income (both before and after excluding estimated software information technology depreciation and amortization expense) and estimated EBITDA, which indicated overall contributions to these financial metrics of approximately 51% to 65% in the case of First Cash and 35% to 49% in the case of Cash America, based on the First Cash financial projections and the Cash America financial projections, respectively, and approximately 53% to 67% in the case of First Cash and 33% to 47% in the case of Cash America, based on publicly available research analysts’ estimates, as compared to the implied pro forma equity ownership, based on the exchange ratio, of First Cash and Cash America stockholders in the combined company upon consummation of the merger of approximately 58% and 42%, respectively; and

•

the illustrative pro forma financial impact of the merger on, among other things, the combined company’s estimated operating earnings per share (“EPS”) for the calendar years ending December 31, 2016 through December 31, 2018 based on the First Cash financial projections and the Cash America financial projections, public filings and other publicly available information, taking into account both potential run-rate and phased-in cost and other savings (before and after giving effect to costs to achieve such savings) anticipated by the management of First Cash to result from the merger, which indicated that the merger could be (i) accretive to the combined company’s estimated operating EPS in each of the calendar years ending December 31, 2016 through December 31, 2018 after taking into account potential run-rate cost and other savings (both before and after giving effect to costs to achieve such savings), and (ii) dilutive in each of the calendar years ending December 31, 2016 and December 31, 2017, and accretive in the calendar year ending December 31, 2018, to the combined company’s estimated operating EPS after taking into account potential phased-in cost and other savings and costs to achieve such savings.

Miscellaneous

First Cash selected Credit Suisse as its financial advisor in connection with the merger based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

First Cash has agreed to pay Credit Suisse for its financial advisory services in connection with the proposed merger an aggregate fee of $5.5 million, of which portions were payable in connection with Credit Suisse’s engagement and upon delivery of Credit Suisse’s opinion and $4.25 million is contingent upon completion of the merger. In addition, First Cash has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and certain related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. Credit Suisse and its affiliates may provide investment banking or other financial services to First Cash, Cash America and their respective affiliates in the future, including in connection with financings relating to the merger, for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of First Cash, Cash America and their respective affiliates and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.

Opinion of Cash America’s Financial Advisor

In March 2016, Cash America retained Jefferies to act as its financial advisor in connection with a possible sale, disposition or other business transaction involving Cash America. In connection with this engagement, the Cash America board of directors requested that Jefferies evaluate the fairness, from a financial point of view, to the holders of Cash America common stock of the exchange ratio. At the meeting of the Cash America board of directors on April 27, 2016, Jefferies rendered its oral opinion to the Cash America board of directors, subsequently confirmed by delivery of a written opinion dated April 27, 2016, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Jefferies as set forth in its opinion, the exchange ratio was fair, from a financial point of view, to holders of Cash America common stock.

The full text of the written opinion of Jefferies, dated as of April 27, 2016, is attached hereto as Annex C. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Cash America encourages you to read Jefferies’ opinion carefully and in its entirety. Jefferies’ opinion was provided for the use and benefit of the Cash America board of directors (in its capacity as such) in connection with its evaluation of the merger and addresses only the fairness, from a financial point of view, to the holders of Cash America common stock of the exchange ratio as of the date of the opinion. It does not address any other aspects of the merger, including the underlying business decision by Cash America to engage in the merger, and does not constitute a recommendation as to how any holder of Cash America common stock or First Cash common stock should vote or act with respect to the merger or any matter related thereto. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed certain publicly available financial and other information about Cash America and First Cash;

•	reviewed certain information furnished to Jefferies by the management of each of Cash America and First Cash, including financial forecasts and analyses, relating to the business, operations and prospects of Cash America and First Cash;

•	held discussions with members of senior management of each of Cash America and First Cash concerning the matters described above;

•	reviewed a draft, dated April 24, 2016, of the Merger Agreement;

•	reviewed the share trading price history and valuation multiples for Cash America common stock and First Cash common stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	considered the potential pro forma impact of the merger;

•	compared the relative contributions of Cash America and First Cash to certain financial metrics of the pro forma combined company; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

For purposes of Jefferies’ opinion, Jefferies did not rely upon a comparison of the financial terms of the merger with publicly available financial terms of certain other transactions given, in Jefferies’ view, the limited relevance of such transactions in the context of the merger. In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to investigate independently or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Cash America and First Cash to Jefferies or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. In its review, Jefferies relied on assurances of the management of each of Cash America and First Cash that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, or conduct a physical inspection of any of the properties or facilities of, Cash America or First Cash. Jefferies was not furnished with any such evaluations or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. Cash America and First Cash informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective management of Cash America and First Cash, as the case may be, as to the future financial performance of Cash America and First Cash. With respect to exchange rates reflected in such financial forecasts and estimates utilized by such management when converting local currencies to United States dollars, Jefferies assumed that such exchange rates were reasonable for purposes of its analysis and that any currency or exchange rate fluctuations would not be meaningful in any respect to Jefferies’ analysis or opinion. Jefferies expressed no opinion as to Cash America’s financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies becomes aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting Cash America and First Cash, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to Cash America and the Cash America board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement to Cash America and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the merger to any holder of Cash America common stock. Cash America advised Jefferies that the merger will qualify as a tax-free reorganization for federal income tax purposes. In rendering its opinion, Jefferies assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it, and assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Cash America and First Cash or the contemplated benefits of the merger. Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or part of Cash America or any other alternative transaction.

Jefferies’ opinion was for the use and benefit of the Cash America board of directors (in its capacity as such) in its consideration of the merger, and did not address the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to Cash America, nor did it address the underlying business decision by Cash America to engage in the merger or the terms of the merger agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to how any holder of shares of Cash America common stock or First Cash common stock should vote on the merger or any matter related thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Cash America, other than the holders of shares of Cash America common stock. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation which may be payable to any of Cash America’s officers, directors or employees, or any class of such persons, in connection with the merger relative to the consideration to be received by holders of shares of Cash America common stock. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that implied reference ranges resulting from any particular analysis described below should not be taken to be Jefferies’ view of Cash America’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Cash America’s and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of the Cash America common stock or the First Cash common stock do not purport to be appraisals or to reflect the prices at which shares of Cash America common stock or First Cash common stock may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the exchange ratio to holders of shares of Cash America common stock, and were provided to the Cash America board of directors (in its capacity as such) in connection with the delivery of Jefferies’ opinion. The exchange ratio was determined through negotiation between Cash America and First Cash, and the decision by Cash America to enter into the merger agreement was solely that of the Cash America board of directors.

The following is a summary of the material financial analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and presentation to the Cash America board of directors at its meeting on April 27, 2016. The financial analyses summarized below include information presented in tabular format. In order to understand fully Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

For purposes of the financial analyses described below, (i) earnings before interest, taxes, depreciation and amortization (“EBITDA”), earnings before interest and taxes (“EBIT”) and net income exclude certain one-time non-recurring expenses and other costs and adjustments, (ii) the term “EPS” means the portion of the applicable company’s net income allocated to each outstanding share of common stock of such company, (iii) unlevered, after-tax free cash flows were calculated as EBITDA less depreciation and amortization, plus (in the case of Cash America) gain on sale of Enova common stock held by Cash America, less cash taxes, plus depreciation and amortization and (in the case of Cash America) net cash proceeds from sale of Enova common stock held by Cash America and less capital expenditures and changes in net working capital, and (iv) enterprise values were calculated as fully-diluted equity values based on closing stock prices on April 25, 2016 plus total debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents. In calculating implied exchange ratio reference ranges as reflected in certain of the analyses described below, Jefferies (A) divided the low-end of the approximate implied per share equity value reference ranges derived for Cash America from such analyses by the high-end of the approximate implied per share equity value reference ranges derived for First Cash from such analyses in order to calculate the low-end of the implied exchange ratio reference ranges and (B) divided the high-end of the approximate implied per share equity value reference ranges derived for Cash America from such analyses by the low-end of the approximate implied per share equity value reference ranges derived for First Cash from such analyses in order to calculate the high-end of the implied exchange ratio reference ranges.

Selected Companies Analyses

Jefferies performed separate selected public companies analyses of Cash America and First Cash in which Jefferies reviewed publicly available financial, stock market and operating information of Cash America, First Cash and the selected publicly traded companies listed below.

Cash America. In performing a selected public companies analysis of Cash America, Jefferies reviewed publicly available financial, stock market information and operating information of the following thirteen selected publicly traded companies that Jefferies considered generally relevant to Cash America for purposes of its financial analysis, referred to herein as the selected companies, consisting of three selected publicly traded companies in the pawn lending industry, three selected publicly traded companies in the consumer finance installment lending industry, four selected publicly traded companies in the auto finance lending industry, one selected publicly traded company in the pure-play online lending industry and two selected publicly traded companies in the rent-to-own industry:

Cash America Selected Pawn Lending Companies

•	First Cash

•	Cash America

•	EZCORP, Inc.

Cash America Selected Installment Lending Companies

•	OneMain Holdings, Inc.

•	World Acceptance Corp.

•	Regional Management Corp.

Cash America Selected Auto Finance Companies

•	Ally Financial Inc.

•	Santander Consumer USA

•	Credit Acceptance Corp.

•	America’s Car-Mart Inc.

Cash America Selected Pure-Play Online Lending Company

•	Enova

Cash America Selected Rent-to-Own Companies

•	Aaron’s, Inc.

•	Rent-A-Center, Inc.

Jefferies reviewed, among other information, enterprise values as a multiple, to the extent publicly available, of calendar years 2016 and 2017 using estimated EBITDA. Jefferies also reviewed equity values based on closing stock prices on April 25, 2016 as a multiple of calendar years 2016 and 2017 estimated EPS, also referred to as the price-to-earnings ratio (“P/E”). Estimated financial data of the Cash America selected companies were based on publicly available research analysts’ estimates and other publicly available information. Estimated financial data of Cash America were based on Cash America management forecasts and publicly available research analysts’ estimates.

Jefferies then applied to Cash America’s calendar year 2016 and 2017 estimated EBITDA and estimated EPS, respectively, selected ranges for calendar years 2016 and 2017 estimated EBITDA multiples of 8.5x to 10.5x and 7.5x to 9.5x, respectively, and for calendar years 2016 and 2017 estimated EPS multiples of 24.0x to 28.0x and 20.0x to 24.0x, respectively. This analysis indicated approximate implied per share equity value reference ranges for Cash America of $36.11 to $46.37 and $31.87 to $42.36, based on calendar years 2016 and 2017 estimated EBITDA multiples, respectively, and $35.72 to $41.68 and $36.65 to $43.98, based on calendar years 2016 and 2017 estimated EPS multiples, respectively.

First Cash. In performing a selected public companies analysis of First Cash, Jefferies reviewed publicly available financial, stock market and operating information of the following nineteen selected publicly traded companies that Jefferies considered generally relevant, consisting of three selected publicly traded companies in the pawn lending industry, three selected publicly traded companies in the consumer finance installment lending industry, four selected publicly traded companies in the auto finance lending industry, one selected publicly traded company in the pure-play online lending industry, two selected publicly traded companies in the rent-to-own industry and six selected publicly traded companies in Latin America.

First Cash Selected Pawn Lending Companies

•	Cash America

•	First Cash

•	EZCORP, Inc.

First Cash Selected Installment Lending Companies

•	OneMain Holdings, Inc.

•	World Acceptance Corp.

•	Regional Management Corp.

First Cash Selected Auto Finance Companies

•	Ally Financial, Inc.

•	Santander Consumer USA

•	Credit Acceptance Corp.

•	America’s Car-Mart Inc.

First Cash Selected Pure-Play Online Lending Company

•	Enova

First Cash Selected Rent-To-Own Companies

•	Aaron’s, Inc.

•	Rent-A-Center, Inc.

First Cash Selected Latin American Companies

•	El Puerto de Liverpool

•	Organizacion Soriana

•	Grupo Comercial Chedraui

•	Credito Real

•	Grupo Famsa

•	Financiera Independencia

Jefferies reviewed, among other information, enterprise values as a multiple, to the extent publicly available, of calendar years 2016 and 2017 using estimated EBITDA. Jefferies also reviewed equity values based on closing stock prices on April 25, 2016 as a multiple of calendar years 2016 and 2017 estimated EPS. Estimated financial data of the First Cash selected companies were based on publicly available research analysts’ estimates and other publicly available information. Estimated financial data of First Cash were based on First Cash management forecasts and publicly available research analysts’ estimates.

Jefferies then applied to First Cash’s calendar year 2016 and 2017 estimated EBITDA and estimated EPS, respectively, selected ranges for calendar years 2016 and 2017 estimated EBITDA multiples of 10.5x to 12.5x and 9.5x to 11.5x, respectively, and for calendar years 2016 and 2017 estimated EPS multiples of 20.0x to 24.0x and 16.0x to 20.0x, respectively. This analysis indicated approximate implied per share equity value reference ranges for First Cash of $43.15 to $52.52 and $41.91 to $52.00, based on calendar years 2016 and 2017 estimated EBITDA multiples, respectively, and $47.74 to $57.29 and $42.63 to $53.29, based on calendar years 2016 and 2017 estimated EPS multiples, respectively.

Utilizing the approximate implied per share equity value reference ranges derived from Cash America and First Cash described above, Jefferies calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on:
Total Enterprise Value / EBITDA	P/E	Exchange Ratio
0.61x—1.07x	0.62x—1.03x	0.840x

Jefferies noted that the approximate implied exchange ratio reference ranges described above implied a pro forma ownership range for holders of Cash America common stock in the combined company of approximately 34.1% to 47.6% based on the approximate EBITDA implied exchange ratio reference range, and approximately 34.5% to 46.6% based on the approximate P/E implied exchange ratio reference range, each as compared to the pro forma ownership by holders of Cash America common stock in the combined company implied by the exchange ratio of approximately 41.5%.

In evaluating the Cash America selected companies and the First Cash selected companies, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Cash America’s and Jefferies’ control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using the selected companies’ data.

Discounted Cash Flow Analysis

Jefferies performed separate discounted cash flow analyses of Cash America and First Cash by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that each of Cash America and First Cash was forecasted to generate during the calendar year ending December 31, 2017 through the calendar year ending December 31, 2020, respectively. Terminal values of Cash America and First Cash were calculated by applying to Cash America’s and First Cash’s respective calendar years ending December 31, 2020 estimated EBITDA a selected range of EBITDA multiples of 8.5x to 10.5x, in the case of Cash America, and 10.5x to 12.5x, in the case of First Cash. The present values (as of April 25, 2016) of the cash flows and terminal values were then calculated using a discount date range of 8.6% to 9.6%, in the case of Cash America, and 10.4% to 11.4%, in the case of First Cash. These analyses indicated approximate implied per share equity value reference ranges for Cash America and First Cash of $43.09 to $54.34 and $48.80 to $59.67, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Cash America and First Cash described above, Jefferies calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.72x—1.11x	0.840x

Jefferies noted that the approximate implied exchange ratio reference range described above implied a pro forma ownership range for holders of Cash America common stock in the combined company of approximately 37.9% to 48.5%, as compared to the pro forma ownership by holders of Cash America common stock in the combined company implied by the exchange ratio of approximately 41.5%.

Additional Information

For reference purposes only, Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including:

Relative Contributions. Jefferies reviewed the relative contributions of Cash America and First Cash to, among other things, EBITDA, EBIT and net income. This review indicated an overall approximate implied exchange ratio of 1.06x to 1.13x, based on calendar years 2016 and 2017 estimated EBITDA, respectively, 1.06x to 1.13x, based on calendar years 2016 and 2017 estimated EBIT, respectively, and 0.64x to 0.68x, based on calendar years 2016 and 2017 estimated net income, respectively, as compared to the exchange ratio of 0.840x, and overall relative contributions of Cash America to the combined company of 47.3% to 48.8%, based on calendar years 2016 and 2017 estimated EBITDA, respectively, 37.4% to 38.4%, based on calendar years 2016 and 2017 estimated EBIT, respectively, and 35.2% to 36.4%, based on calendar years 2016 and 2017 estimated net income, respectively, as compared to the pro forma ownership by holders of Cash America common stock in the combined company implied by the exchange ratio of approximately 41.5%.

Historical Exchange Ratio. Jefferies observed, among other things, the historical exchange ratios implied by the 52-week high/low of the 20-day moving average prices of Cash America common stock to First Cash common stock prior to April 25, 2016, which indicated an overall approximate implied historical exchange ratio of 0.52x to 0.86x as compared to the exchange ratio of 0.840x provided for in the merger agreement. Jefferies noted that such historical exchange ratio range implied a pro forma ownership range for holders of Cash America common stock in the combined company of approximately 30.5% to 42.1%, as compared to the pro forma ownership by holders of Cash America common stock in the combined company implied by the exchange ratio of approximately 41.5%.

General

Jefferies’ opinion was one of many factors taken into consideration by the Cash America board of directors in making its determination to approve the merger and should not be considered determinative of the views of the Cash America board of directors or management with respect to the merger or the merger consideration.

Jefferies was selected by the Cash America board of directors based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Cash America has agreed to pay Jefferies a fee of approximately $7.32 million, $1 million of which was payable upon delivery of Jefferies’ opinion and $6.32 million of which is contingent upon completion of the merger. Cash America has also agreed to reimburse Jefferies for certain expenses incurred and to indemnify Jefferies against certain liabilities arising out of or in connection with the services rendered or to be rendered by Jefferies under its engagement. Jefferies has in the past provided financial advisory and financing services to Enova, a former wholly-owned subsidiary of Cash America that was separated in a spin-off transaction, including, in the past two years, having acted as (i) sole bookrunner for a security offering of Enova and (ii) sole arranger for a securitization transaction for Enova. Jefferies may continue to do so and has received, and may receive, fees for the rendering of such services. Jefferies maintains a market in the securities of First Cash, and in the ordinary course of Cash America’s business, Jefferies and its affiliates may trade or hold securities of Cash America or First Cash and/or their respective affiliates for Cash America’s own account and for the accounts of Cash America’s customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Cash America, First Cash or entities that are affiliated with the Cash America or First Cash, for which Jefferies would expect to receive compensation.

Certain First Cash Unaudited Prospective Financial Information

First Cash does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. In connection with the First Cash board of directors’ consideration of the proposed merger, First Cash management prepared certain non-public unaudited prospective financial information regarding First Cash’s anticipated future performance on a stand-alone basis for fiscal years 2016 through 2020 (the “First Cash financial projections”), which are summarized below. The First Cash financial projections were provided (i) to the First Cash board of directors and to First Cash’s financial advisor for its use and reliance in connection with its financial analyses and opinion (see “— Opinion of First Cash’s Financial Advisor” beginning on page 93) and (ii) to the Cash America board of directors and to Cash America’s financial advisor. In the case of Cash America, Cash America management prepared certain unaudited prospective financial information regarding Cash America’s anticipated future performance on a stand-alone basis (see “— Certain Cash America Unaudited Prospective Financial Information” beginning on page 109), which also were then provided to First Cash and First Cash’s financial advisor for its use and reliance in connection with its financial analyses and opinion.

The First Cash financial projections are summarized in this joint proxy statement/prospectus solely to give stockholders access to information that was made available to First Cash’s board of directors and financial advisor and to Cash America and its financial advisor in connection with their respective evaluations of the merger, and are not included in this joint proxy statement/prospectus in order to influence any First Cash stockholder or Cash America shareholder to make any investment or voting decision with respect to the merger.

The First Cash financial projections were prepared solely for internal use and are subjective in many respects. Further, the First Cash financial projections cover multiple years and such information by its nature becomes less predictive with each successive year. The inclusion of a summary of the First Cash financial projections in this joint proxy statement/prospectus should not be regarded as an indication that any of First Cash, Cash America, or their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events, and it should not be relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The First Cash financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither First Cash’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the First Cash financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of First Cash contained in First Cash’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, relates to First Cash’s historical financial statements. It does not extend to the First Cash financial projections and should not be read to do so.

Furthermore, the First Cash financial projections do not necessarily reflect First Cash’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared, and some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In particular, the First Cash financial projections set forth below do not give effect to the merger nor do they take into account the effect of any failure of the merger to occur, and should not be viewed as such.

Although the First Cash financial projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events. The First Cash financial projections were based on assumptions and estimates that First Cash management believed were reasonable at the time the First Cash financial projections were prepared, taking into account relevant information available to First Cash’s management at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, including exchange rate and commodity price risk, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” beginning on pages 52 and 50, respectively, and in First Cash’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of First Cash and will be beyond the control of the combined company. As a result, neither First Cash, Cash America nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the First Cash financial projections, and neither First Cash nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the First Cash financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such financial projections are shown to be in error.

The inclusion of a summary of the First Cash financial projections herein should not be deemed an admission or representation by First Cash or Cash America that such financial projections are viewed by First Cash or Cash America as material information of First Cash, and in fact, neither First Cash nor Cash America views the First Cash financial projections as material because of the inherent risks and uncertainties associated with such long-term projections. Further, First Cash has made no representations to Cash America in the merger agreement or otherwise concerning the First Cash financial projections or the estimates on which they are based. The First Cash financial projections should be evaluated in conjunction with First Cash’s reported financial results and the risk factors with respect to the business of First Cash. See “Special Note Regarding Forward-Looking Statements” beginning on page 50 and “Where You Can Find More Information” beginning on page 167.

The following table summarizes the First Cash financial projections:

First Cash financial projections

	Fiscal Year Ending December 31,
(in millions of US dollars)	2016E	2017E	2018E	2019E	2020E
Total Revenue	$761	$804	$855	$916	$980
Gross Profit	$424	$447	$472	$505	$540
EBITDA	$133	$143	$158	$174	$190
Net Income	$67	$74	$83	$93	$104

As used in this section of the joint proxy statement/prospectus, EBITDA is defined as an amount equal to GAAP net income attributable to First Cash for such period excluding: (i) interest income, (ii) interest expense, (iii) provision for taxes on income and (iv) depreciation and amortization expenses. EBITDA is a non-GAAP financial measure within the meaning of Regulation G promulgated by the SEC that is used by First Cash and that First Cash believes, when considered together with GAAP financial measures, provides information that is useful to investors in understanding First Cash’s operating results. Non-GAAP financial measures should not be considering in isolation from, or as a substitute for, and should be reviewed in conjunction with, financial information presented in accordance with GAAP. Non-GAAP financial measures used by First Cash may not be comparable to similarly titled financial measures used by Cash America or other companies. For more information regarding non-GAAP calculations used by First Cash, refer to the SEC filings for First Cash. Consequently, the financial metrics presented in First Cash’s and Cash America’s prospective financial information and in sections of this document with respect to the opinions of their respective financial advisors may not be directly comparable to one another.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE SECURITIES LAWS, FIRST CASH DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES

EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Certain Cash America Unaudited Prospective Financial Information

Cash America does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. In connection with the Cash America board of directors’ consideration of the proposed merger, Cash America management prepared certain non-public unaudited prospective financial information regarding Cash America’s anticipated future performance on a stand-alone basis for fiscal years 2016 through 2020 (the “Cash America financial projections”), which are summarized below. The Cash America financial projections were provided (i) to the Cash America board of directors and to Cash America’s financial advisor for its use and reliance in connection with its financial analyses and opinion (see “— Opinion of Cash America’s Financial Advisor” beginning on page 99) and (ii) to the First Cash board of directors and to First Cash’s financial advisor. In the case of First Cash, First Cash management prepared certain unaudited prospective financial information regarding First Cash’s anticipated future performance on a stand-alone basis (see “— Certain First Cash Unaudited Prospective Financial Information” beginning on page 106), which also was then provided to Cash America and Cash America’s financial advisor for its use and reliance in connection with its financial analyses and opinion.

The Cash America financial projections are summarized in this joint proxy statement/prospectus solely to give shareholders access to information that was made available to Cash America’s board of directors and financial advisor and to First Cash and its financial advisor in connection with their respective evaluations of the merger, and are not included in this joint proxy statement/prospectus in order to influence any Cash America shareholder or First Cash stockholder to make any investment or voting decision with respect to the merger.

The Cash America financial projections were prepared solely for internal use and are subjective in many respects. Further, the Cash America financial projections cover multiple years and such information by its nature becomes less predictive with each successive year. The inclusion of a summary of the Cash America financial projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Cash America, First Cash, or their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events, and it should not be relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The Cash America financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither Cash America’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the Cash America financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of Cash America contained in Cash America’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, relates to Cash America’s historical financial statements. It does not extend to the Cash America financial projections and should not be read to do so.

Furthermore, the Cash America financial projections do not necessarily reflect Cash America’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared, and some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In particular, the Cash America financial projections set forth below do not give effect to the merger nor do they take into account the effect of any failure of the merger to occur, and should not be viewed as such.

Although the Cash America financial projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events. The Cash America financial projections were based on assumptions and estimates that Cash America management believed were reasonable at the time the Cash America financial projections were prepared, taking into account relevant information available to Cash America’s management at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” beginning on pages 52 and 50, respectively, and in Cash America’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of Cash America and will be beyond the control of the combined company. As a result, neither Cash America, First Cash nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the Cash America financial projections, and neither Cash America nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the Cash America financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such financial projections are shown to be in error.

The inclusion of a summary of the Cash America financial projections herein should not be deemed an admission or representation by Cash America or First Cash that such financial projections are viewed by Cash America or First Cash as material information of Cash America, and in fact, neither Cash America nor First Cash views the Cash America financial projections as material because of the inherent risks and uncertainties associated with such long-term projections. Further, Cash America has made no representations to First Cash in the merger agreement or otherwise concerning the Cash America financial projections or the estimates on which they are based. The Cash America financial projections should be evaluated in conjunction with Cash America’s reported financial results and the risk factors with respect to the business of Cash America. See “Special Note Regarding Forward-Looking Statements” beginning on page 50 and “Where You Can Find More Information” beginning on page 167.

The following table summarizes the Cash America financial projections:

Cash America Projections

	Fiscal Year Ending December 31,
(in millions of US dollars)	2016E	2017E	2018E	2019E	2020E
Total Revenue	$1,053.6	$1,086.3	$1,140.2	$1,189.7	$1,231.0
Gross Profit	$570.5	$587.6	$613.4	$642.7	$667.7
EBITDA	$129.2	$132.2	$144.8	$158.0	$168.0
Net Income (1)	$36.5	$56.8	$55.3	$67.1	$77.8

(1)	Cash America’s projected net income for 2017 includes an estimated gain on the sale of Enova stock and assumes that all of Cash America’s Enova stock will be sold in 2017. Pursuant to a private letter ruling that Cash America obtained from the Internal Revenue Service, Cash America is required to dispose of all shares of Enova prior to September 15, 2017.

As used in this section of the joint proxy statement/prospectus, EBITDA is defined as an amount equal to GAAP net income attributable to Cash America for such period excluding: (i) interest income, (ii) interest expense, (iii) provision for taxes on income and (iv) depreciation and amortization expenses. EBITDA is a non-GAAP financial measure within the meaning of Regulation G promulgated by the SEC that is used by Cash America and that Cash America believes, when considered together with GAAP financial measures, provides information that is useful to investors in understanding Cash America’s operating results. Non-GAAP financial measures should not be considering in isolation from, or as a substitute for, and should be reviewed in conjunction with, financial information presented in accordance with GAAP. Non-GAAP financial measures used by Cash America may not be comparable to similarly titled financial measures used by First Cash or other companies. For more information regarding historical non-GAAP calculations used by Cash America, refer to the SEC filings for Cash America. Consequently, the financial metrics presented in Cash America’s and First Cash’s prospective financial information and in sections of this document with respect to the opinions of their respective financial advisors may not be directly comparable to one another.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE SECURITIES LAWS, CASH AMERICA DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Interests of First Cash Directors and Executive Officers in the Merger

In considering the recommendation of the First Cash board of directors that First Cash stockholders vote to approve the issuance of shares of First Cash common stock in connection with the merger, First Cash stockholders should be aware that First Cash’s directors and executive officers have certain financial interests in the merger that may be different from, or in addition to, those of First Cash stockholders generally. The First Cash board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending to First Cash stockholders that they approve the issuance of shares of First Cash common stock in connection with the merger. These interests are further described below.

These interests include that certain of First Cash’s current directors and executive officers will continue to serve as directors and executive officers of the combined company upon completion of the merger, as discussed below under “— Board of Directors and Management Following the Merger” on page 119.

Executive Officer Interests

Except as follows, the executive officers of First Cash do not have any interest in the merger that is in addition to their entitlements as employees as determined without regard to the merger. The executive officers of First Cash are entitled to certain severance benefits upon a qualifying termination of employment but the entitlement to those severance benefits is not affected by the merger.

Treatment of Outstanding Stock Options and Restricted Stock Awards

First Cash has made periodic grants of restricted stock and stock options to its executive officers and other employees. Pursuant to the terms of the restricted stock award agreements, the merger will have the effect of causing the outstanding shares of restricted stock (other than awards granted in 2016 to Rick L. Wessel, First Cash’s chairman, president and chief executive officer and R. Douglas Orr, the current chief financial officer and an executive vice president of First Cash) to vest in full and become free of any vesting or other lapse restrictions upon completion of the merger. The merger will not accelerate the vesting or exercisability of any outstanding and unvested stock options. All stock options will remain outstanding subject to the same terms and conditions that are applicable prior to the merger, except that following the merger, the stock options may be exercised through a “net exercise” process whereby the holder is entitled to receive a payment (in cash or shares) equal to the fair market value of the underlying shares less the aggregate exercise price of the stock options.

The following table sets forth the number and value of all outstanding shares of restricted stock held by First Cash’s named executive officers that will vest in full and become free of any vesting or other lapse restrictions upon completion of the merger. First Cash has not granted any equity awards to members of its board of directors.

Executive Officers	Number of Shares of Restricted Stock	Value of Shares of Restricted Stock ($)(1)
Rick L. Wessel	45,000	$2,108,520
R. Douglas Orr	15,000	$702,840
Raul R. Ramos	300	$14,057
Sean D. Moore	300	$14,057
Peter H. Watson	150	$7,028

(1)	The value of each share of restricted stock is $46.86, which is the average per-share closing price of First Cash’s common stock over the first five business days following the first public announcement of the merger agreement. The actual value of these shares will not be determined until the completion of the merger.

Employment Arrangements with Executive Officers

As detailed below under “— Board of Directors and Management Following the Merger” on page 119, certain of First Cash’s executive officers will continue to serve as executive officers of the combined company upon completion of the merger. Specifically, Rick L. Wessel, First Cash’s current chairman, president and chief executive officer, will be the vice chairman and chief executive officer of the combined company. In addition, R. Douglas Orr, the current chief financial officer and an executive vice president of First Cash, will continue to serve as the chief financial officer and an executive vice president of the combined company upon completion of the merger, and it is expected that certain of First Cash’s other executive officers will also continue to serve as executive officers of the combined company. Certain of these executive officers have current agreements that provide for severance benefits if their employment is terminated under certain circumstances, but the entitlement to those severance benefits is not affected by the merger.

Prior to the date of this joint proxy statement/prospectus, Messrs. Wessel and Orr have engaged in discussions with First Cash regarding entering into employment agreements with the combined company but have not entered into such employment agreements as of the date of this joint proxy statement/prospectus.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of First Cash that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the business combination-related compensation payable to First Cash’s named executive officers. The “golden parachute” compensation payable to First Cash’s named executive officers is subject to a non-binding advisory vote of First Cash’s stockholders, as described below under “First Cash Proposal II: Non-Binding Advisory Vote on Merger-Related Compensation” beginning on page 149.

The amounts set forth below have been calculated based on a per share price of First Cash common stock of $46.86, the average per-share closing price of First Cash’s common stock over the first five business days following the first public announcement of the merger agreement. Depending on when the merger occurs, certain equity awards that are now unvested and included in the table below may vest prior to the completion of the merger pursuant to their terms based upon the completion of continued service with First Cash or the prior achievement of performance goals, in either case independent of the occurrence of the merger. For further information regarding the consideration to be received in settlement of equity-based awards, see “— Treatment of First Cash Equity Incentive Awards” on page 119.

Golden Parachute Compensation

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
Rick L. Wessel	—	$2,108,520	—	$2,108,520
R. Douglas Orr	—	$702,840	—	$702,840
Raul R. Ramos	—	$14,057	—	$14,057
Sean D. Moore	—	$14,057	—	$14,057
Peter H. Watson	—	$7,028	—	$7,028

(1)	Messrs. Wessel, Orr, Ramos and Moore have employment agreements that provides for severance benefits in the event of a termination of employment under certain circumstances, including an involuntary termination following a “change in control” of First Cash. The merger does not constitute a “change in control” as defined in the employment agreements, and none of the named executive officers is entitled to any severance or other cash payments in connection with the merger.
(2)	Amounts consist of the value of restricted stock that will vest “single-trigger” in connection with the merger. The value of each share of restricted stock is deemed to be $46.86, which is the average per-share closing price of First Cash’s common stock over the first five business days following the first public announcement of the merger agreement. The number of shares of restricted stock that will vest for each named executive officer is disclosed above under “—Interests of First Cash Directors and Executive Officers in the Merger—Treatment of Outstanding Stock Options and Restricted Stock Awards.”
(3)	None of the named executives is entitled to any perquisites, benefits or other compensation in connection with the merger.

Indemnification of First Cash Directors and Officers

First Cash directors and executive officers have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger.

Interests of Cash America Directors and Executive Officers in the Merger

In considering the recommendation of the Cash America board of directors that Cash America shareholders vote to approve the merger agreement, Cash America shareholders should be aware that Cash America’s directors and executive officers have certain financial interests in the merger that may be different from, or in addition to, those of Cash America shareholders generally. The Cash America board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending to Cash America shareholders that they approve the merger agreement. These interests are further described below.

These interests include that certain of Cash America’s current directors and an executive officer will continue to serve as directors and an executive officer, respectively, of the combined company upon completion of the merger, as discussed below under “— Board of Directors and Management Following the Merger” on page 119.

Executive Officer Interests

Except as follows, the executive officers of Cash America do not have any interest in the merger that is in addition to their entitlements as employees as determined without regard to the merger. Each of the executive officers of Cash America, including Messrs. T. Brent Stuart, Cash America’s president and chief executive officer, Thomas A. Bessant, Jr., Cash America’s executive vice president—chief financial officer, Clint D. Jaynes, Cash America’s executive vice president—chief human resources officer, J. Curtis Linscott, Cash America’s executive vice president, general counsel and secretary, and Victor L. Pepe, Cash America’s executive vice president—chief marketing and technology officer, has entered into an Executive Change-in-Control

Severance Agreement with Cash America pursuant to which they will be entitled to certain severance benefits upon a qualifying termination of employment within 24 months of the completion of the merger. The Executive Change-in-Control Severance Agreements are described below under “—Interests of Cash America Directors and Executive Officers in the Merger — Executive Change-in-Control Severance Agreement.”

Treatment of Outstanding Cash America RSUs for Directors and Executive Officers

Cash America has made periodic grants of Cash America RSUs to its directors, executive officers and other employees under its equity incentive plans. Pursuant to the terms of the Cash America RSUs, the merger will be considered a change of control and, as a result, the Cash America RSUs will become fully vested on the closing of the merger. Therefore, pursuant to the terms of the merger agreement, each Cash America RSU that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, shall be cancelled as of the effective time of the merger and converted into the right to receive, in the sole discretion of First Cash as designated in a written notice delivered by First Cash to Cash America reasonably prior to the effective time of the merger, either (i) a cash payment equal to the product of (a) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by the exchange ratio, multiplied by (b) the closing per share price of the First Cash common stock on the NASDAQ on the last day on which shares of First Cash common stock traded on the NASDAQ immediately preceding the date on which the effective time of the merger shall occur, or (ii) the merger consideration in respect of each share of Cash America common stock subject thereto as of immediately prior to the effective time, plus, in the case of both clauses (i) and (ii) and with respect to Cash America RSUs granted prior to November 13, 2014 only, a number of shares of Enova common stock equal to the product of (a) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by (b) 0.915. First Cash expects to have the Cash America RSUs converted into the right to receive the cash payment described above at the effective time of the merger. Not later than the closing date, Cash America shall deliver to the holders of Cash America RSUs any required notices setting forth such holders’ rights pursuant to the relevant Cash America equity incentive plan and award documents.

All outstanding Cash America RSUs under Cash America’s 1994 Long-Term Incentive Plan, as amended, the Cash America First Amended and Restated 2004 Long Term Incentive Plan, as amended, and the Cash America 2014 Long-Term Incentive Plan (the “2014 LTIP,” and collectively, the “LTIPs”) will become fully vested, exercisable and/or payable at the closing of the merger and will be converted in the merger as described in the paragraph above. In the case of performance-based Cash America RSUs that have previously been granted to Cash America’s executive officers, performance requirements will be deemed to have been satisfied at the maximum level, as provided in the underlying award agreements. The rabbi trust holding deferred director shares of Cash America common stock and the shares of Enova common stock distributed to the rabbi trust in connection with the Enova spin transaction will be terminated. All shares of Cash America common stock held therein will be converted to shares of First Cash common stock at the effective time of the merger as contemplated by the merger agreement and such shares of First Cash common stock and the Enova common stock held in the rabbi trust will be transferred to the directors who have made deferral elections. No awards outstanding under the LTIPs will remain outstanding immediately after the closing of the merger. The 2014 LTIP Plan will be assumed by First Cash effective at the closing of the merger.

Each holder of Cash America RSUs that were granted in 2015 or thereafter will also become entitled to cash payment of dividend equivalents related to such Cash America RSUs at the effective time of the merger. The dividend equivalents to be paid are an amount equal to the per share dividends paid to Cash America shareholders while such Cash America RSUs were outstanding, multiplied by the number of shares of Cash America common stock subject to each such Cash America RSU.

The following table sets forth the number and value of the Cash America RSUs and the Enova shares that are deliverable in connection with the vesting or payment of the Cash America RSUs held by Cash America’s directors and executive officers that will be cancelled and converted as of the effective time of the merger as described above:

Directors and Executive Officers	Number of Cash America RSUs(1)	Value of of Cash America RSUs ($)(2)	Dividend Equivalent Value(3)	Number of Enova Shares to be Issued in connection with Cash America RSUs	Value of Enova Shares to be Issued in connection with Cash America RSUs($)(4)
Daniel E. Berce	10,264	$395,965	$750	7,387	$60,293
Jack R. Daugherty	24,314	$937,986	$750	17,605	$143,692
Daniel R. Feehan	308,544	$11,903,010	$16,955	238,097	$1,943,348
James H. Graves	14,853	$572,999	$750	11,586	$94,565
B. D. Hunter	14,853	$572,999	$750	11,586	$94,565
Timothy J. McKibben	14,853	$572,999	$750	11,586	$94,565
Alfred M. Micallef	14,853	$572,999	$750	11,586	$94,565
T. Brent Stuart	89,432	$3,450,108	$13,398	4,045	$33,015
Thomas A. Bessant, Jr.	158,900	$6,130,044	$11,474	31,758	$259,209
Clint D. Jaynes	39,518	$1,524,525	$4,563	2,250	$18,365
J. Curtis Linscott	114,774	$4,427,751	$9,077	15,550	$126,919
Victor L. Pepe	58,922	$2,273,093	$8,965	—	$—

(1)	Includes the maximum number of the outstanding performance-based Cash America RSUs for Messrs. Feehan, Stuart, Bessant, Jaynes, Linscott and Pepe. In the case of performance-based Cash America RSUs, in connection with the treatment of Cash America RSUs in the merger, performance requirements will be deemed to have been satisfied at the maximum level, as provided in the underlying award agreements.
(2)	The value of each Cash America RSU is $38.578, which is the average per-share closing price of Cash America’s common stock over the first five business days following the first public announcement of the merger agreement. The actual value of these shares will not be determined until the completion of the merger.
(3)	Cash America RSUs that were granted in 2015 or after are entitled to the cash payment of dividend equivalents related to such Cash America RSUs. The actual dividend equivalents to be paid will not be determined until the completion of the merger.
(4)	The value of each share of Enova is $8.162, which is the average per-share closing price of Enova’s common stock over the first five business days following the first public announcement of the merger agreement. The actual value of these shares will not be determined until the completion of the merger.

Continued Role of Executive Chairman and Chief Executive Officer and Certain Directors of Cash America and Employment Arrangements with Executive Officers

As detailed below under “— Board of Directors and Management Following the Merger” on page 119, Mr. Feehan, the current executive chairman of the board of directors of Cash America, will serve as non-executive chairman of the board of directors of the combined company. Additionally, Mr. T. Brent Stuart, currently the president and chief executive officer of Cash America, will serve as the president and chief operating officer of the combined company. Mr. Stuart has entered into an Executive Change-in-Control Severance Agreement with Cash America that will entitle him to certain severance benefits upon a qualifying termination of employment within 24 months of the completion of the merger as described below. Mr. Feehan’s Employment Agreement with Cash America that he entered into in connection with his role as the executive chairman of the Cash America board of directors does not have any change-in-control provisions that would provide for any additional cash payments to be made to Mr. Feehan upon completion of the merger. For a description of Mr. Feehan’s current employment Agreement with Cash America, see Cash America’s proxy statement on Schedule 14A filed on April 7, 2016, portions of which are incorporated by reference into this joint proxy statement/prospectus. In addition, the board of directors of the combined company will consist of three members of Cash America’s current board of directors, including Mr. Feehan, Mr. Berce and Mr. Graves.

As discussed, Mr. Stuart will be the president and chief operating officer of the combined company. Prior to the date of this joint proxy statement/prospectus, Mr. Stuart has engaged in discussions with First Cash regarding entering into an employment agreement with the combined company but has not entered into such employment agreement as of the date of this joint proxy statement/prospectus.

Executive Change-in-Control Severance Agreements.

The Executive Change-in-Control Severance Agreements with each of Messrs. Stuart, Bessant, Jaynes, Linscott and Pepe provide that if, within 24 months after the completion of the merger (which is deemed a change in control under these agreements), the executive’s employment is terminated without cause (where cause is defined as the willful and continued failure to substantially perform duties, conviction of a felony or engaging in conduct demonstrably and materially injurious to the combined company) or if the executive voluntarily terminates his employment with good reason (including a reduction in his duties or compensation or relocation of place of employment), then the executive will be entitled to:

•	earned and unpaid base salary and accrued vacation time;

•	a prorated portion of the target annual bonus (or short-term incentive (“STI”) compensation) under the existing bonus (or STI compensation) plan based on the number of whole months employed during the year in which the termination occurs;

•	a lump sum equal to two times the higher of the executive’s annual base salary on the date of termination or the date of completion of the merger;

•	a lump sum equal to two times the greater of (i) the target bonus (or STI compensation) for the year, or (ii) the actual bonus (or STI compensation) paid for the preceding year;

•	immediate vesting of any outstanding unvested equity-based long-term incentive awards, with the amount paid with respect to performance-based equity awards to be equal to the maximum amount available under each award;

•	continued medical and health care benefits for 24 months, consisting of the portion of COBRA premiums that exceed the portion of health care premiums that current employees are required to pay (“Company COBRA Premiums”) to be paid over an 18-month period and an amount equal to (i) six times the first monthly Company COBRA Premium and (ii) 24 times the costs of the monthly supplemental health care benefits that exceed the portion of such costs that current executives are required to pay (the “Company Supplemental Executive Health Care Premiums”), paid in a lump sum (and if for any reason during the 18-month period the executive does not have COBRA coverage, an additional amount equal to the Company COBRA Premiums times the number of months in the 18-month period from the date the coverage ends through the end of the 18-month period will be paid in a lump sum); and

•	executive placement services for up to 24 months from an executive search/placement firm of up to $50,000.

Certain payments under the Executive Change-in-Control Severance Agreements will be delayed for six months if required by Section 409A of the Code. Additionally, the Executive Change-in-Control Severance Agreements do not provide for tax gross-ups.

In the merger agreement, First Cash has agreed to honor Cash America’s obligations under these Executive Change-in-Control Severance Agreements, as discussed below under “—The Merger Agreement — Employee Benefits Matters” beginning on page 139.

Accelerated Vesting under Cash America’s Supplemental Executive Retirement Plan.

Cash America has a Supplemental Executive Retirement Plan (“SERP”) that is a defined contribution nonqualified deferred compensation plan. After the end of each plan year, Cash America makes supplemental SERP contributions, which are at the discretion of the Management Development and Compensation Committee of Cash America, that are credited to the SERP account of each officer who was employed by Cash America on the last day of the calendar year. The SERP contributions vest over the employee’s first five years of service with Cash America. The Cash America SERP provides that the vesting will be accelerated upon completion of the merger. Mr. Pepe was vested in 40% of Cash America’s matching contributions of his SERP balance as of June 10, 2016, and all other named executive officers of Cash America are fully vested in their SERP balances.

In the merger agreement, First Cash has agreed to honor the obligations under the SERP, as discussed below under “—The Merger Agreement — Employee Benefits Matters” beginning on page 139.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Cash America that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to Cash America’s named executive officers. The “golden parachute” compensation payable to Cash America’s named executive officers is subject to a non-binding advisory vote of Cash America’s shareholders, as described below under “Cash America Proposal II: Non-Binding Advisory Vote on Merger-Related Compensation” on page 151. The amounts included in the table below assume a termination date of July 19, 2016, and the actual payments that may be made could be more or less than the amount shown.

Golden Parachute Compensation

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
T. Brent Stuart	$2,863,463	$3,483,123	$136,001	$6,482,587
Thomas A. Bessant, Jr.	$2,506,833	$6,389,253	$136,001	$9,032,087
Clint D. Jaynes	$1,359,053	$1,542,890	$101,135	$3,003,078
J. Curtis Linscott	$1,989,066	$4,554,670	$131,321	$6,675,058
Victor L. Pepe	$1,977,807	$2,273,093	$195,523	$4,446,423
Daniel R. Feehan(4)	$16,955	$13,846,358	$—	$13,863,313

(1)	Each of Messrs. Stuart, Bessant, Jaynes, Linscott and Pepe has entered into an Executive Change-in-Control Severance Agreement with Cash America pursuant to which they will be entitled to certain cash payments upon a qualifying termination of employment within 24 months of the completion of the merger. See “—Interests of Cash America Directors and Executive Officers in the Merger — Executive Change-in-Control Severance Agreements” for additional information. The table below sets forth additional information regarding the cash payments to be paid in a lump sum to each named executive officer, and all amounts require a qualifying termination within 24 months of the completion of the merger in order to be paid except for the prorated 2016 STI compensation and the dividend equivalent values set forth below. Mr. Feehan, executive chairman of Cash America, does not have an Executive Change-in-Control agreement with Cash America, and he is also not eligible for STI compensation in 2016.

Name	Severance ($)(a)	Prorated 2016 STI Compensation ($)(b)	Accrued and Unused Vacation ($)(c)	Dividend Equivalent Value (d)	Total ($)
T. Brent Stuart	$2,543,334	$275,000	$31,731	$13,398	$2,863,463
Thomas A. Bessant, Jr.	$2,291,544	$167,092	$36,723	$11,474	$2,506,833
Clint D. Jaynes	$1,215,740	$113,750	$25,000	$4,563	$1,359,053
J. Curtis Linscott	$1,815,624	$134,750	$29,615	$9,077	$1,989,066
Victor L. Pepe	$1,815,400	$138,250	$15,192	$8,965	$1,977,807
Daniel R. Feehan	$—	$—	$—	$16,955	$16,955

(a)	This amount is (i) two times base salary as of July 19, 2016 and (ii) two times the STI award that was paid to the executive officer under the terms of Cash America’s 2015 STI plan.
(b)	This amount is a prorated portion of the target amount to be paid to each executive officer under Cash America’s 2016 STI Plan.
(c)	Calculated based on salary as of July 19, 2016. Assumes none of the accrued vacation available for 2016 has been used.
(d)	Cash America RSUs that were granted in 2015 or after are entitled to the cash payment of dividend equivalents related to such Cash America RSUs. The dividend equivalents become payable “single-trigger” in connection with the merger.

(2)	Amounts consist of the value of the Cash America RSUs and the Enova shares that will vest and/or become payable “single-trigger” in connection with the merger. The value of each Cash America RSU is deemed to be $38.578, which is the average per-share closing price of Cash America’s common stock over the first five business days following the first public announcement of the merger agreement, and the value of each share of Enova is $8.162, which is the average per-share closing price of Enova’s common stock over the first five business days following the first public announcement of the merger agreement. The number of Cash America RSUs and Enova shares is disclosed above under “— Interests of Cash America Directors and Executive Officers in the Merger — Treatment of Outstanding Cash America RSUs for Directors and Executive Officers.” Depending on when the merger occurs, certain equity awards that are now unvested and included in the table may vest prior to the merger pursuant to their terms based upon the completion of continued service with Cash America or the prior achievement of performance goals, in either case independent of the occurrence of the merger. For further information regarding the consideration to be received in settlement of equity-based awards, see “— The Merger Agreement — Treatment of Cash America Equity Incentive Awards,” beginning on page 119.
(3)	Includes the following perquisites and personal benefits that may be paid to each of Messrs. Stuart, Bessant, Jaynes, Linscott and Pepe if there is a qualifying termination of employment within 24 months of the completion of the merger, which are more fully described under “— Interests of Cash America Directors and Executive Officers in the Merger — Executive Change-in-Control Severance Agreements”: continued health benefits for Mr. Stuart—$86,001, Mr. Bessant—$86,001, Mr. Jaynes—$51,135, Mr. Linscott—$81,321 and Mr. Pepe—$86,001, outplacement services of up to $50,000 and accelerated vesting of the SERP for Mr. Pepe only in the amount of $59,522. The continued health benefits consist of Company COBRA Premiums to be paid over an 18-month period and an amount equal to (i) six times the first monthly Company COBRA Premium and (ii) 24 times the first monthly Company Supplemental Executive Health Care Premium paid in a lump sum. See “—Interests of Cash America Directors and Executive Officers in the Merger — Accelerated Vesting under Cash America’s Supplemental Executive Retirement Plan” for a description of the accelerated SERP vesting for Mr. Pepe.
(4)	Mr. Feehan retired from his executive officer position as Cash America’s Chief Executive Officer in November 2015 and serves as executive chairman of the board of directors of Cash America.

Indemnification of Cash America Directors and Officers

Cash America directors and executive officers have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger.

Board of Directors and Management Following the Merger

Immediately following the effective time of the merger, the board of directors of the combined company will consist initially of seven directors, (i) three of whom will be selected by First Cash, (ii) three of whom will be selected by Cash America and (iii) a former First Cash director selected by First Cash and approved by Cash America. The three First Cash designees are Rick L. Wessel, the current chairman, president and chief executive officer of First Cash, Randel G. Owen, an independent director of First Cash, and Mikel D. Faulkner, an independent director of First Cash. The three Cash America designees are Daniel R. Feehan, currently the executive chairman of the board of directors of Cash America, Mr. Berce, an independent director of Cash America, and Mr. Graves, an independent director of Cash America. The seventh designee is Jorge Montano, who previously served as a First Cash director and was recently elected to the First Cash board of directors at First Cash’s 2016 annual meeting of stockholders. If any First Cash or Cash America designee is unable or unwilling to serve on the board of directors of the combined company at the effective time of the merger, then either the First Cash board of directors, in the case of a First Cash designee, or the Cash America board of directors, in the case of a Cash America designee, shall be entitled to designate a replacement reasonably acceptable to the other party’s board of directors, as applicable. If Mr. Montano is unable or unwilling to serve on the board of directors of the combined company at the effective time of the merger, then First Cash shall be entitled to select a replacement that is approved by Cash America. Other than Messrs. Feehan and Wessel, all director designees will qualify as “independent directors” under NASDAQ rules. Mr. Feehan will serve as the chairman of the board of directors of the combined company, and Mr. Wessel will serve as the chief executive officer and vice chairman of the board of directors of the combined company.

Mr. Wessel will serve as the chief executive officer, in addition to his role as vice chairman of the board of directors of the combined company. T. Brent Stuart, currently the president and chief executive officer of Cash America, will serve as the president and chief operating officer of the combined company, and R. Douglas Orr, the current chief financial officer and an executive vice president of First Cash, will serve as the chief financial officer and an executive vice president of the combined company. As of the date of this joint proxy statement/prospectus, it is not expected that any executive officers of Cash America other than Mr. Stuart will be appointed to the management team of the combined company.

Treatment of First Cash Equity Incentive Awards

First Cash has made periodic grants of restricted stock and stock options to its executive officers and other employees. Pursuant to the terms of the restricted stock award agreements, the merger will have the effect of causing the outstanding shares of restricted stock (other than awards granted in 2016 to Rick L. Wessel, First Cash’s chairman, president and chief executive officer and R. Douglas Orr, the current chief financial officer and an executive vice president of First Cash) to vest in full and become free of any vesting or other lapse restrictions upon completion of the merger. The merger will not accelerate the vesting or exercisability of any outstanding and unvested stock options. All stock options will remain outstanding subject to the same terms and conditions that are applicable prior to the merger, except that following the merger, the stock options may be exercised through a “net exercise” process whereby the holder is entitled to receive a payment (in cash or shares) equal to the fair market value of the underlying shares less the aggregate exercise price of the stock options.

First Cash has not granted any equity awards to members of its board of directors.

Treatment of Cash America Equity Incentive Awards

Cash America has made periodic grants of Cash America RSUs to its directors, executive officers and other employees under its equity incentive plans. Pursuant to the terms of the Cash America RSUs, the merger will be considered a change of control and, as a result, the Cash America RSUs will become fully vested on the closing of the merger. Therefore, pursuant to the terms of the merger agreement, each Cash America RSU that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, shall be cancelled as of the effective time of the merger and converted into the right to receive, in the sole discretion of First Cash as designated in a written notice delivered by First Cash to Cash America reasonably prior to the effective time of the merger, either (i) a cash payment equal to the product of (A) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by the exchange ratio, multiplied by (B) the closing per share price of the First Cash common stock on the NASDAQ on the last day on which shares of First Cash common stock traded on the NASDAQ immediately preceding the date on which the effective time of the merger shall occur, or (ii) the merger consideration in respect of each share of Cash America common stock subject thereto as of immediately prior to the effective time, plus, in each case and with respect to Cash America RSUs granted prior to November 13, 2014 only, a number of shares of Enova common stock equal to the product of (A) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by (B) 0.915. First Cash expects to have the Cash America RSUs converted into the right to receive the cash payment described above at the effective time of the merger. Not later than the closing date, Cash America shall deliver to the holders of Cash America RSUs any required notices setting forth such holders’ rights pursuant to the relevant Cash America equity incentive plan and award documents.

All outstanding Cash America RSUs under Cash America’s LTIPs will become fully vested, exercisable and/or payable at closing of the merger and will be converted in the merger as described in the paragraph above. In the case of performance-based Cash America RSUs, performance requirements will be deemed to have been satisfied at the maximum level, as provided in the underlying award agreements. The rabbi trust holding deferred director shares of Cash America common stock and the shares of Enova common stock distributed to the rabbi trust in connection with the Enova spin transaction will be terminated. All shares of Cash America common stock held therein will be converted to shares of First Cash common stock at the effective time of the merger as contemplated by the merger agreement and such shares of First Cash common stock and the Enova common stock held in the rabbi trust will be transferred to the directors who have made deferral elections. No awards outstanding under the LTIPs will remain outstanding immediately after the closing of the merger. The 2014 LTIP Plan will be assumed by First Cash effective at the closing of the merger.

Regulatory Clearances Required for the Merger

Under the HSR Act, First Cash and Cash America must file notifications with the FTC and the Antitrust Division and observe a mandatory pre-merger waiting period before completing the merger. On May 18, 2016, each of First Cash and Cash America filed its notification under the HSR Act in order to obtain the expiration or termination of the required waiting period under the HSR Act. On June 17, 2016, First Cash voluntarily withdrew its notification and report form. On June 21, 2016 First Cash refiled its notification and report form with the Antitrust Division and the FTC. The waiting period under the HSR Act expired as of 11:59 p.m. on July 21, 2016. Despite obtaining the required antitrust clearance, we cannot assure you that the FTC, the Antitrust Division or private parties will not initiate actions to challenge the merger before or after it is completed. Any such challenge to the merger could result in a court order enjoining the merger or in restrictions or conditions that would have a material adverse effect on the combined company if the merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses or modifying business practices. Under the terms of the merger agreement, each of First Cash and Cash America is required to commit to any divestitures or other arrangements with respect to its assets or businesses in order to obtain any antirust approvals from any governmental entity under antitrust laws in order to complete the merger as long as such actions would not reasonably be expected to have a material adverse effect after the closing of the merger on the combined businesses of First Cash and Cash America. No additional stockholder approval is expected to be required or sought for any decision by First Cash or Cash America to agree to any terms and conditions necessary to resolve any antitrust objections to the merger.

While the antitrust clearance under the HSR Act is the only regulatory clearance that is required as a condition to the closing of the merger under the merger agreement, First Cash and Cash America are also required to use reasonable best efforts to obtain all other necessary or advisable approvals from governmental authorities in connection with the consummation of the merger and the other transactions contemplated by the merger agreement. These approvals include approvals from a number of the federal, state and municipal authorities that regulate the businesses of First Cash and Cash America. While First Cash and Cash America expect to obtain all necessary and material regulatory approvals, we cannot assure you that these regulatory approvals will be obtained or what restrictions or conditions may be necessary in order to obtain these approvals. Furthermore, these other regulatory approvals are not a condition to closing the merger and the failure to obtain any of these other regulatory approvals could have a material adverse effect on the combined company.

Exchange of Shares in the Merger

Prior to the dissemination of this joint proxy statement/prospectus, First Cash appointed an exchange agent, reasonably acceptable to Cash America, to handle the exchange of shares of Cash America common stock for shares of First Cash common stock in the merger. At the effective time of the merger, shares of Cash America common stock will be converted into the right to receive shares of First Cash common stock, and cash in lieu of fractional shares, without the need for any action by the holders of Cash America common stock.

As promptly as reasonably practicable (but in no event later than two business days) after the effective time of the merger, First Cash will cause the exchange agent to mail a letter of transmittal to each holder of record of Cash America common stock (as of immediately prior to the effective time of the merger) specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates representing Cash America common stock will pass, only upon delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering certificates for shares of Cash America common stock and for shares of Cash America common stock held in book-entry form in exchange for the merger consideration.

After the effective time of the merger, shares of Cash America common stock will no longer be outstanding, will be automatically canceled and will cease to exist and each certificate, if any, that previously represented shares of Cash America common stock will represent only the right to receive the merger consideration as described above, any cash in lieu of fractional shares of First Cash common stock and any dividends or other distributions to which the holders of shares of First Cash common stock are entitled with a record date after the effective time of the merger. With respect to such shares of First Cash common stock deliverable upon the surrender of Cash America common stock, until holders of such Cash America common stock have surrendered such Cash America common stock to the exchange agent for exchange, those holders will not receive dividends or other distributions with respect to such shares of First Cash common stock with a record date after the effective time of the merger.

Dividend Policy

At the close of business on the record date, 28,243,229 shares of First Cash common stock were outstanding. First Cash currently pays quarterly cash dividends on shares of its common stock and is permitted to continue doing so under the merger agreement in an amount not to exceed $0.125 per share per quarter. First Cash did not pay any cash dividends in 2014 or 2015 and instituted its current cash dividend in the first quarter of 2016. At the close of business on the record date, 24,025,196 shares of Cash America common stock were outstanding. Cash America currently pays quarterly cash dividends on shares of its common stock and is permitted to continue doing so under the merger agreement in an amount not to exceed $0.080 per share per quarter. Cash America paid cash dividends of $0.050 and $0.035 per share of Cash America common stock in each quarter of 2015 and 2014, respectively, and $0.080 in the first quarter of 2016. The First Cash board of directors has adopted a new dividend policy that provides for the payment of an annual cash dividend of $0.760 per share by the combined company following the completion of the merger, subject to the authority and discretion of the combined company’s board of directors to adjust such policy.

Listing of First Cash Common Stock

It is a condition to the completion of the merger that the shares of First Cash common stock to be issued to Cash America shareholders pursuant to the merger be authorized for listing, and First Cash has agreed to use its reasonable best efforts to cause such shares to be listed, on the NASDAQ subject to official notice of issuance and subject to the right of the parties to agree to cause such shares to be listed on the NYSE as opposed to the NASDAQ.

De-Listing and Deregistration of Cash America Stock

Upon completion of the merger, the Cash America common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

No Appraisal or Dissenters’ Rights

Neither the holders of shares of First Cash common stock nor the holders of shares of Cash America common stock are entitled to exercise any appraisal or dissenters’ rights in connection with the merger or the other transactions contemplated by the merger agreement under Delaware or Texas law, as applicable. See the section entitled “No Appraisal or Dissenters’ Rights” on page 165.

U.S. Federal Income Tax Consequences of the Merger

The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Cash America common stock that exchange their shares of Cash America common stock for shares of First Cash common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the merger and, in particular, does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders (as defined below) of shares of Cash America common stock who hold such shares as a capital asset within the meaning of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations or entities, employee benefit plans, expatriates of the United States, persons who are not citizens or residents of the United States, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, holders whose functional currency is not the U.S. dollar, holders who hold shares of Cash America common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired Cash America common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights or holders who actually or constructively own more than 5% of Cash America common stock). U.S. holders of Cash America common stock described in the foregoing sentence and non-U.S. holders of Cash America common stock should consult their own tax advisors as to the tax consequences of the merger with respect to their particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Cash America common stock that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust was in existence as of August 20, 1996 and has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Cash America common stock, the tax treatment of an owner of such entity or arrangement generally will depend on the status of the owner and the activities of the entity or arrangement. Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Cash America common stock, and any owners of such entity or arrangement, should consult their own tax advisors regarding the tax consequences of the merger to their specific circumstances.

Consequences of the Merger

First Cash and Cash America intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of First Cash to complete the merger that First Cash receive an opinion from Alston & Bird LLP, special counsel to First Cash, dated as of the closing date of the merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the merger should not prevent the Enova spin transaction from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code. It is a condition to the obligation of Cash America to complete the merger that Cash America receive an opinion from Hunton & Williams LLP, special counsel to Cash America, dated the closing date of the merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the merger should not prevent the Enova spin transaction from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code. These opinions will be based on representations, warranties and covenants contained in representation letters, dated as of the closing date of the merger, provided by First Cash and Cash America and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service (the “IRS”) or any court. First Cash and Cash America have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which those opinions are based are inconsistent with the actual facts, including the facts existing at the effective time of the merger and thereafter, as applicable, the U.S. federal income tax consequences of the merger could be materially different from those described below.

Based on and subject to the foregoing, provided that, in accordance with the opinions described above, the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the merger does not prevent or impede the Enova spin transaction from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code, the U.S. federal income tax consequences of the merger to U.S. holders that exchange Cash America common stock for First Cash common stock and cash in lieu of fractional shares in the merger will be as follows:

Upon exchanging your Cash America common stock for First Cash common stock, you generally should not recognize gain or loss, except with respect to cash received in lieu of fractional shares of First Cash common stock (as discussed below). The aggregate tax basis of the First Cash common stock that you receive in the merger (including any fractional shares deemed received and exchanged for cash, as discussed below) will equal your aggregate adjusted tax basis in the shares of Cash America common stock you surrender in the merger. Your holding period for the shares of First Cash common stock that you receive in the merger (including any fractional share deemed received and exchanged for cash, as discussed below) will include your holding period for the shares of Cash America common stock that you surrender in the merger. If you acquired shares of Cash America common stock at different times or at different prices, the basis of each share of Cash America common stock surrendered shall be allocated to the shares of First Cash common stock received in the exchange in proportion to the fair market value of the shares of First Cash common stock received. The holding period of First Cash common stock you receive will include the holding period of the Cash America common stock exchanged for such First Cash common stock.

If you receive cash in lieu of a fractional share of First Cash common stock, you will be treated as having received such fractional share of First Cash common stock pursuant to the merger and then as having sold such fractional share of First Cash common stock for cash. As a result, you generally will recognize capital gain or loss equal to the difference between the amount of cash received for such fractional share and your basis in your fractional share of First Cash common stock as set forth above. Such capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, your holding period for such fractional share (as described above) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Cash America common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the U.S. holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its correct taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that U.S. federal income tax returns are timely filed with the Internal Revenue Service.

A U.S. holder of Cash America common stock who receives First Cash common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Cash America common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives First Cash common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such holder’s basis in the First Cash common stock surrendered and the fair market value of Cash America common stock and cash received in the merger. A “significant holder” is a holder of First Cash common stock who, immediately before the merger, owned at least 1% of the outstanding stock of First Cash or securities of First Cash with a basis for federal income tax purposes of at least $1 million.

This discussion of U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. Holders of Cash America common stock should consult their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situations, as well as the applicability and effect of the alternative minimum tax and any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Accounting Treatment

First Cash prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with First Cash being considered the acquirer of Cash America for accounting purposes. This means that First Cash will allocate the purchase price to the fair value of Cash America’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Litigation Related to the Merger

On July 6, 2016, Andrew Samtoy, a purported shareholder of Cash America, filed a Stockholder Class Action and Derivative Petition in the District Court of Dallas County of the State of Texas, styled Samtoy et al. v. Stuart et al., DC-16-08063 (the “Samtoy Action”), against the Cash America board of directors, First Cash and Merger Sub. The complaint in the Samtoy Action names Cash America as a nominal defendant. The complaint in the Samtoy Action asserts direct and derivative claims against the Cash America board of directors for breach of fiduciary duty in connection with their approval of the proposed transaction. The complaint in the Samtoy Action also asserts direct and derivative claims against First Cash and Merger Sub for allegedly aiding and abetting the Cash America board of directors’ breach of fiduciary duties. The Samtoy Action seeks, among other things, an injunction enjoining the proposed transaction from closing and an award of attorneys’ fees and costs.

Cash America, its board of directors, First Cash and Merger Sub believe that the claims in the complaint are entirely without merit and intend to defend this action vigorously.

The Merger Agreement

The following section summarizes material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of First Cash and Cash America are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. First Cash stockholders and Cash America shareholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the merger, including the adoption of the merger agreement and the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger.

The merger agreement is included as Annex A in this joint proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about First Cash or Cash America. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the parties to the merger agreement and:

•	may not be intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate;

•	have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167.

This summary is qualified in its entirety by reference to the merger agreement.

Terms of the Merger; Merger Consideration

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with the TBOC, at the effective time of the merger, Cash America will merge with and into Merger Sub, a Texas limited liability company and wholly owned subsidiary of First Cash, and the separate existence of Cash America will cease. Merger Sub will be the surviving entity in the merger and remain a wholly owned subsidiary of First Cash. At the effective time of the merger, each outstanding share of Cash America common stock (other than shares owned by Cash America or by any wholly owned subsidiary of Cash America or held in Cash America’s treasury and other than shares of Cash America common stock owned by First Cash or any subsidiary of First Cash (which, for avoidance of doubt, shall not include shares of Cash America common stock held in any Cash America incentive plan or in any related trust accounts, including any shares of Cash America common stock held in a rabbi trust, or otherwise held in a fiduciary or agency capacity)), which will be canceled and retired and cease to exist) will be converted into the right to receive 0.840 shares of First Cash common stock (the “exchange ratio”).

First Cash will not issue fractional shares of First Cash common stock pursuant to the merger agreement. Instead, each Cash America shareholder who otherwise would have been entitled to receive a fraction of a share of First Cash common stock will be entitled to receive a cash payment (without interest) in lieu thereof in an amount rounded to the nearest whole cent, determined by multiplying (i) the per share Nasdaq Official Closing Price of the First Cash common stock (as reported on www.nasdaq.com) on the date immediately preceding the date on which the effective time of the merger shall occur (or, if the First Cash common stock did not trade on the NASDAQ on such prior date, the last day of trading in First Cash common stock on the NASDAQ prior to the effective time of the merger) by (ii) the fraction of a share of First Cash common stock to which such holder would have otherwise been entitled.

If, from the date of the merger agreement until the effective time of the merger, either Cash America or First Cash should split, combine or otherwise reclassify either the Cash America common stock or the First Cash common stock or make a dividend or other distribution in shares of Cash America common stock or First Cash common stock (including any dividend or other distribution of securities convertible into Cash America common stock or First Cash common stock) or engage in a reorganization, recapitalization or exchange or other like change, then the exchange ratio will be ratably adjusted to reflect fully the effect of any such split, combination, reclassification, dividend, distribution, reorganization, exchange or change, and thereafter all references to the exchange ratio shall be deemed to be the exchange ratio as so adjusted.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on the third business day after all conditions to the completion of the merger (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or valid waiver of such conditions) have been satisfied or validly waived by the company entitled to the benefit of such condition. On the closing date, the parties will cause a certificate of merger to be executed and filed with the Texas Secretary of State in accordance with the TBOC. The merger will become effective at the date and time set forth in the certificate of merger.

Exchange of Shares in the Merger

Prior to the mailing of this joint proxy statement/prospectus, First Cash will have appointed an exchange agent, reasonably acceptable to Cash America, to handle the exchange of shares of Cash America common stock for shares of First Cash common stock in the merger. At the effective time of the merger, shares of Cash America common stock will be converted into the right to receive shares of First Cash common stock, and cash in lieu of fractional shares, without the need for any action by the holders of Cash America common stock.

As promptly as reasonably practicable (but in no event later than two business days) after the effective time of the merger, First Cash will cause the exchange agent to mail a letter of transmittal to each holder of record of Cash America common stock (as of immediately prior to the effective time of the merger) specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates representing Cash America common stock will pass, only upon delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering certificates for shares of Cash America common stock and for shares of Cash America common stock held in book-entry form in exchange for the merger consideration.

After the effective time of the merger, shares of Cash America common stock will no longer be outstanding, will be automatically canceled and will cease to exist and each certificate, if any, that previously represented shares of Cash America common stock will represent only the right to receive the merger consideration as described above, any cash in lieu of fractional shares of First Cash common stock and any dividends or other distributions to which the holders of shares of First Cash common stock are entitled with a record date after the effective time of the merger. With respect to such shares of First Cash common stock deliverable upon the surrender of Cash America common stock, until holders of such Cash America common stock have surrendered such Cash America common stock to the exchange agent for exchange, those holders will not receive dividends or other distributions with respect to such shares of First Cash common stock with a record date after the effective time of the merger.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties. Each of First Cash, Merger Sub and Cash America has made representations and warranties regarding, among other things:

•	corporate organization, standing and ownership of subsidiaries;

•	corporate power and authority with respect to the execution and delivery of the merger agreement and the due and valid execution and delivery and enforceability of the merger agreement;

•	required stockholder approval;

•	absence of conflicts with, or violations of, organizational documents, applicable law and other contracts;

•	required regulatory filings and consents and approvals of governmental authorities;

•	capital structure;

•	certain SEC filings and the financial statements contained in those filings;

•	controls and procedures for required disclosures of financial and non-financial information in certain reports filed with the SEC;

•	absence of certain changes and events since December 31, 2015 to the date of the merger agreement;

•	absence of undisclosed liabilities (other than certain specified exceptions);

•	possession of, and compliance with, applicable permits;

•	compliance with applicable laws, including the Foreign Corrupt Practices Act and other anti-corruption laws;

•	absence of certain legal proceedings;

•	tax matters;

•	benefits matters and ERISA compliance;

•	collective bargaining agreements and other employee and labor matters;

•	intellectual property;

•	environmental matters;

•	real property, including owned real property and leased real property;

•	material contracts and the absence of breaches of material contracts;

•	insurance;

•	related party transactions;

•	brokerage or other finders’ fees that may be payable in connection with the merger;

•	opinions of financial advisors;

•	inapplicability of takeover statutes to the merger; and

•	accuracy of information supplied or to be supplied for use in this joint proxy statement/prospectus.

The merger agreement also contains certain representations and warranties of First Cash with respect to its wholly owned subsidiary, Merger Sub, including, without limitation, corporate organization, lack of prior business activities, capitalization and authority with respect to the execution and delivery of the merger agreement.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). Under the merger agreement, a “material adverse effect” means, with respect to a party, any event, circumstance, change, effect, development or occurrence that individually or in the aggregate (i) has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of such party to consummate the merger by the outside date (as defined in “—Termination of the Merger Agreement,” below); except that a “material adverse effect” shall not include any event, circumstance, change, effect, development or occurrence to the extent arising out of or resulting from any of the following:

•	any failure to meet any internal or analysts’ expectations, projections or forecasts or any estimates of earnings, revenue or other metrics for any period (provided, that the underlying cause of any such failure shall not, in and of itself, be excluded by this clause);

•	any changes that generally affect the industries in which the applicable party and its subsidiaries conduct their business;

•	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

•	any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world;

•	the commencement, escalation or worsening of a war or armed hostilities or national or international calamity or the occurrence of acts of terrorism or sabotage occurring after the date of the merger agreement;

•	the execution and delivery of the merger agreement, or the public announcement or the pendency of the merger or the other transactions contemplated by the merger agreement, including any loss of employees, suppliers or customers or any disruption in or termination of (or loss of or other negative effect or change with respect to) any customer, supplier or similar business relationships or partnerships resulting from the transactions contemplated by the merger agreement, including the merger, except in the context of the representations and warranties made with respect to no conflicts, required filings and consents;

•	the taking of any action expressly required by the merger agreement, or the taking of any action at the written request or with the prior written consent of the other party;

•	earthquakes, hurricanes, floods or other natural disasters;

•	changes or proposed changes in any domestic (federal, state, municipal or local) or foreign laws, ordinances, rules or regulations or governmental orders or GAAP (or the interpretation thereof), including the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposed change of any applicable domestic (federal, state, municipal or local) or foreign laws, ordinances, rules or regulations or governmental orders or by any governmental authority relating to any of the products or services offered by the applicable party;

•	claims, actions, causes of action, suits, litigation, proceedings, arbitration, mediation, hearings, or other legal proceedings made or initiated by the applicable party’s stockholders, including any derivative claims, arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement; or

•	any changes in the applicable party’s stock price or the trading volume of the applicable party’s stock or any change in the credit rating of the applicable party (provided, that the underlying cause of any such change shall not, in and of itself, be excluded by this clause).

Any event, circumstance, change, effect, development or occurrence of the sort referred to in the second, third fourth, fifth and ninth bullet points above may be taken into account in determining whether there has been a material adverse effect if, and only to the extent, such event, circumstance, change, effect, development or occurrence has a disproportionate impact on the applicable party and its subsidiaries, taken as a whole, as compared to other participants in the industries in which such party and its subsidiaries conduct their business and, in the case of the eighth bullet point, if, and only to the extent, such event, circumstance, change, effect, development or occurrence has a disproportionate impact on the applicable party and its subsidiaries, taken as a whole, as compared to other participants in the industries in which such party and its subsidiaries conduct their business in the geographic regions in which the applicable party and its subsidiaries operate .

The representations and warranties do not survive the effective time of the merger.

Conduct of Business Pending the Effective Time

In the merger agreement, First Cash and Cash America have each agreed that until the effective time of the merger, subject to certain specified exceptions, and unless the other party consents in writing (which consent will not be unreasonably withheld, conditioned or delayed), they and their respective subsidiaries will:

•	conduct their business in all material respects in the ordinary course consistent with past practice; and

•	use all reasonable efforts to preserve intact their current business organization, goodwill and significant relationships with third parties.

In addition, each of First Cash and Cash America has agreed that until the effective time of the merger, subject to certain specified exceptions, it and its respective subsidiaries will not do any of the following without the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed):

•	amend or propose to amend its organizational documents or such equivalent organizational or governing documents of any of its subsidiaries material to it;

•	adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of First Cash or any of its subsidiaries or of Cash America or any of its subsidiaries (other than any wholly owned subsidiary), respectively;

•

declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to its shares of capital stock or of any subsidiary or other equity securities or ownership interests in it or any subsidiary, except for (i) the declaration and payment by First Cash of regular quarterly cash dividends in accordance with past practice not to exceed $0.125 per share per quarter, or the declaration and payment by Cash America of regular quarterly cash dividends in accordance with past practice not to exceed $0.080 per share per quarter, (ii) the declaration and payment of dividends or other distributions to it or by any directly or indirectly wholly owned subsidiary and (iii) distributions by any subsidiary that is not wholly owned, directly or indirectly, by it, in accordance with the requirements of the organizational documents of such subsidiary;

•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of it or any subsidiary (other than the acceptance of shares of common stock as payment for withholding taxes incurred in connection with the vesting or settlement of any of its RSUs);

•	except for transactions among it and one or more of its wholly owned subsidiaries or among one or more wholly owned subsidiaries, issue, sell, pledge, dispose, encumber or grant any of its shares or any of its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any of its shares or any of its subsidiaries’ capital stock or other equity interests, other than (i) the issuance of First Cash common stock or Cash America common stock, as applicable, upon the vesting of stock options or nonvested common stock awards or RSUs, as applicable, outstanding as of the date of the merger agreement in accordance with their terms or (ii) subject to certain limitations, the issuance of nonvested common stock awards pursuant to any of its equity incentive plans in the ordinary course of business consistent with past practice;

•	acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, in each case with a value or purchase price that, individually or in the aggregate, exceeds $5,000,000;

•	sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, in each case with a value or purchase price that, individually or in the aggregate, exceeds $5,000,000, except (i) in the ordinary course of business consistent with past practice or (ii) in the case of Cash America, sales and dispositions of shares of Enova common stock (including dispositions of Enova common stock from time to time upon vesting under Cash America’s equity incentive plans and Cash America RSUs);

•	incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or issue or amend the terms of any of its or its subsidiaries’ debt securities, except (i) funding any transactions permitted by the merger agreement, (ii) indebtedness that does not, in the aggregate, exceed $1,000,000, and (iii) refinancing of existing indebtedness (provided, that the terms of such new indebtedness shall not be materially more onerous on it compared to the existing indebtedness and the principal amount of such replacement indebtedness shall not be materially greater than the indebtedness it is replacing);

•	except in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than by it or any of its wholly owned subsidiaries to it or any of its wholly owned subsidiaries;

•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any of its material contracts other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by it or any of its subsidiaries, (ii) as may be reasonably necessary to comply with the terms of the merger agreement or (iii) in the ordinary course of business consistent with past practice;

•	make any payment, direct or indirect, of any material liability before the same comes due in accordance with its terms, other than (i) in the ordinary course of business consistent with past practice or (ii) in connection with dispositions or refinancings of any indebtedness otherwise permitted hereunder;

•	waive, release, assign, settle or compromise any claim or litigation against it or any of its subsidiaries, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on its most recent balance sheet included in its SEC reports filed and publicly available prior to the date of the merger agreement or (y) that do not exceed $500,000 individually or $1,000,000 in the aggregate, (ii) do not involve the imposition of injunctive relief against it or any of its subsidiaries (including Merger Sub, in the case of First Cash), (iii) do not provide for any admission of material liability by it or any of its subsidiaries, excluding in each case any such matter relating to taxes, and (iv) with respect to any litigation involving any present, former or purported holder or group of holders of its common stock, are made in accordance with the merger agreement;

•	(i) hire or terminate any of its or its subsidiaries’ officers or directors, (ii) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors or (iii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or benefit plan or other compensation or employee benefits arrangement, except in the ordinary course of business consistent with past practice or as may be required to comply with applicable law;

•	fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2015, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	enter into any new line of business;

•	form any new funds, joint ventures or other pooled investment vehicles;

•	fail to duly and timely file all material reports and other material documents required to be filed with any governmental authority, subject to extensions permitted by law;

•	make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes or knowingly surrender any right to claim any material tax refund;

•	take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	make or commit to make any recurring capital expenditures that are in excess of $1,000,000 per quarter in the aggregate, except as specified in its 2016 capital expenditure budget made available to the other party;

•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by the merger agreement in a manner that would not reasonably be expected to be materially adverse to it or to prevent or impair the ability of it or, in the case of First Cash, Merger Sub, to consummate the merger;

•	make any payment, distribution or transfer of assets to its affiliates (other than it and any of its subsidiaries) except in such amount and as expressly contemplated by the merger agreement;

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take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent or impede the Enova spin transaction from (i) qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) or (ii) not being taxable by reason of Section 355(e) of the Code and related provisions of the Code;

•	in the case of Cash America, enter into any amendment or termination of the Tax Matters Agreement (as defined in the merger agreement); or

•	authorize, or enter into any contract to do any of the foregoing.

The merger agreement also provides that nothing in the merger agreement shall give (i) Cash America, directly or indirectly, the right to control or direct First Cash or any First Cash subsidiary’s operations prior to the effective time of the merger, or (ii) First Cash, directly or indirectly, the right to control or direct Cash America or any Cash America subsidiary’s operations prior to the effective time of the merger. Prior to the effective time of the merger, (i) First Cash will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries’ respective operations and (ii) Cash America will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries’ respective operations.

No Solicitation of Alternative Proposals

Each of First Cash and Cash America has agreed that, from the time of the execution of the merger agreement until the earlier of the effective time of the merger and the termination of the merger agreement, it will not and it will cause its subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of any acquisition proposal (as defined below), or any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any acquisition proposal or offer that is reasonably likely to lead to any acquisition proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information or data in furtherance of, any acquisition proposal or any inquiry, proposal or offer that is reasonably likely to lead to any acquisition proposal;

•	enter into any definitive acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement or partnership agreement (including any letter of intent or agreement in principle relating to any acquisition proposal) (other than certain confidentiality agreements);

•	grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute; or

•	agree, approve, recommend or propose to do any of the foregoing.

Each of First Cash and Cash America have agreed that it shall, and shall cause each of its subsidiaries, and shall use its reasonable best efforts to cause its and their representatives to:

•	immediately cease and cause to be terminated all existing negotiations with any other person and its representatives conducted prior to entering into the merger agreement with respect to any acquisition proposal;

•	enforce any confidentiality or standstill or provisions of similar effect to which First Cash or Cash America, as applicable, or any of their subsidiaries is a party or of which First Cash or Cash America, as applicable, or any of their subsidiaries is a beneficiary with regards to any acquisition proposal; and

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request the prompt return or destruction, to the extent permitted by any confidentiality agreement, of all non-public information or data previously furnished to any such person and its representatives with respect to any acquisition proposal and immediately terminate all physical and electronic data room access previously granted to any such person, its subsidiaries or any of their respective representatives with respect to any acquisition proposal.

Notwithstanding the foregoing, the merger agreement provides that if, at any time following the date of the merger agreement and prior to obtaining the required approval of the stockholders of First Cash or the shareholders of Cash America, as applicable, (i) First Cash or Cash America, as applicable, receives a written acquisition proposal that was not the result of a violation of the foregoing provisions and (ii) the First Cash board of directors or the Cash America board of directors, as applicable, determines in good faith (after consultation with outside counsel and a financial advisor) that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal (as defined below) and determines in good faith (after consultation with outside counsel) that its failure to take such action would be inconsistent with its fiduciary duties under applicable law, then such party may (and may authorize its subsidiaries and its representatives to), after notifying the other party of such determination:

•	furnish non-public information or data with respect to itself and its subsidiaries to the person making such acquisition proposal (and its representatives) pursuant to an acceptable confidentiality agreement; provided, that:

•	any non-public information or data provided to any such person given such access shall have previously been provided to the other party or shall be provided (to the extent permitted by applicable law) to the other party prior to or substantially concurrently with the time it is provided to such person, and

•	no non-public information or data with respect to the other party shall be provided to any such person, and

•	participate in discussions and negotiations with the person making such acquisition proposal (and such person’s representatives) regarding such acquisition proposal.

An “acquisition proposal” with respect to a party means any proposal, offer or inquiry from any person or group relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture or similar transaction, (i) of or for assets or businesses of First Cash and its subsidiaries or Cash America and its subsidiaries, as applicable, that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of First Cash and its subsidiaries or Cash America and its subsidiaries, respectively, taken as a whole, immediately prior to such transaction or (ii) of or for 20% or more of any class of capital stock, other equity security or voting power of First Cash or Cash America (or any resulting parent company of First Cash or Cash America), in each case other than the transactions contemplated by the merger agreement.

A “superior proposal” with respect to a party means any bona fide unsolicited acquisition proposal made after the date of the merger agreement (with all percentages included in the definition of “acquisition proposal” increased to 50%), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, that (i) if consummated, would be more favorable to the stockholders of First Cash or shareholders of Cash America, respectively, from a financial point of view than the merger and the other transactions contemplated by the merger agreement (including any adjustment to the terms and conditions thereof proposed in writing by the other party in response to any such acquisition proposal) and (ii) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

The merger agreement requires that First Cash or Cash America, as applicable, shall promptly (and in any event, within one business day) notify the other party after it or any of its subsidiaries or any of their respective representatives has received any acquisition proposal or inquiry, proposal or offer to enter into or seeking to have discussions or negotiations relating to a possible acquisition proposal. Such notice to the other party shall indicate the identity of the person making, and include the material terms and conditions, of such acquisition proposal, inquiry, proposal or offer (including a complete copy thereof if in writing and any related documents or correspondence). Following the date of the merger agreement, each of First Cash and Cash America have agreed to keep the other party reasonably informed orally and in writing on a current basis (and in any event, no later than one business day) of any material developments, discussions or negotiations regarding any acquisition proposal including providing a copy of all material documentation (including drafts) or material correspondence with respect thereto and upon the request of such other party shall apprise the other party of the status and details of such acquisition proposal. First Cash and Cash America have each agreed that it and its subsidiaries will not enter into any agreement with any person subsequent to the execution of the merger agreement which prohibits such party from providing any information to the other party in accordance with, or from otherwise complying with the terms of, these provisions.

Changes in Board Recommendations

The merger agreement provides that neither the First Cash board of directors nor the Cash America board of directors shall do any of the following:

•	fail to make or shall withdraw (or modify or qualify in any manner adverse to the other party or publicly propose to withdraw, modify or qualify in any manner adverse to the other party) the recommendation of the First Cash board of directors of the approval of the issuance of the First Cash common stock in the merger as contemplated by the merger agreement by the stockholders of First Cash (the “First Cash Board Recommendation”) or the recommendation of the Cash America board of directors to recommend approval of the merger agreement by the shareholders of Cash America (the “Cash America Board Recommendation”), respectively, or the determination of the advisability to its stockholders of the merger, the issuance of First Cash common stock in the merger and other transactions contemplated by the merger agreement;

•	adopt, approve, or publicly recommend, endorse or otherwise declare advisable any acquisition proposal;

•	fail to include the First Cash Board Recommendation or the Cash America Board Recommendation, respectively, in whole or in part in this joint proxy statement/prospectus or any filing or amendment or supplement to this joint proxy statement/prospectus;

•	fail to recommend against any then-pending tender or exchange offer that constitutes an acquisition proposal within ten business days after it is announced; or

•	fail, within three business days of a request by the other party following the public announcement of an acquisition proposal, to reaffirm the First Cash Board Recommendation or the Cash America Board Recommendation, as applicable (each such action being referred to herein as an “Adverse Recommendation Change”).

Notwithstanding anything in the merger agreement to the contrary, at any time prior to obtaining the approval of the issuance of the First Cash common stock in the merger by the stockholders of First Cash or the approval of the merger agreement by the shareholders of Cash America, as applicable, and following the compliance with the provisions set forth in this paragraph, the First Cash board of directors or the Cash America board of directors, as applicable, may, if such board of directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law, make an Adverse Recommendation Change; provided, that prior to effecting an Adverse Recommendation Change:

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First Cash or Cash America, as applicable, shall notify the other party in writing, at least five business days prior to effecting such Adverse Recommendation Change (the “notice period”), of its intention to effect such Adverse Recommendation Change (which notice shall specify in reasonable detail the basis for the Adverse Recommendation Change and, if such Adverse Recommendation Change is based upon receipt of a superior proposal, shall include the material terms and conditions of such superior proposal and the identity of the person making such superior proposal and include copies of the current drafts of all material agreements between such party and the party making such superior proposal and any other material documents or agreements that relate to such superior proposal (the merger agreement also provides that such notice or the public disclosure by such party of such notice shall not in and of itself constitute an Adverse Recommendation Change));

•	during the notice period, the party providing such notice shall negotiate with the other party in good faith (to the extent such other party wishes to negotiate) to make such adjustments to the terms and conditions of the merger agreement such that failure to make an Adverse Recommendation Change would no longer be inconsistent with such party’s board of directors’ fiduciary duties under applicable law; and

•	the applicable party’s board of directors shall determine, after the close of business on the last day of the notice period, in good faith (after consultation with outside counsel and after giving effect to any adjustments proposed by the other party in writing during the notice period) that failure to make an Adverse Recommendation Change would be inconsistent with such board of director’s fiduciary duties under applicable law; except that, in the event of any material change to the material terms of such superior proposal, First Cash or Cash America, as applicable, shall, in each case, have delivered to the other party an additional notice consistent with that described in the first bullet point above and the notice period shall have recommenced (in which case such notice period shall be for three business days instead of five business days).

If the board of directors of First Cash or Cash America effects an Adverse Recommendation Change, such board of directors will nonetheless continue to be obligated to hold its stockholders meeting and submit the proposals described in this joint proxy statement/prospectus to its stockholders for their vote, as applicable, unless the other party shall terminate the merger agreement as described below under “— Termination of the Merger Agreement.”

The merger agreement further provides that nothing contained in the merger agreement will prohibit the First Cash board of directors or the Cash America board of directors, respectively, from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing a position contemplated by Rule 14e-2(a), 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the stockholders of First Cash or Cash America, as applicable, if, in the good faith judgment of such board of directors (after consultation with outside counsel), failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law, and the disclosure referred to in clauses (i) and (ii) shall not be deemed to be an Adverse Recommendation Change so long as (A) any such disclosure includes the First Cash Board Recommendation or the Cash America Board Recommendation, as applicable, without any modification or qualification thereof or continues the prior recommendation of the First Cash board of directors or the Cash America board of directors, respectively, and (B) does not contain an express Adverse Recommendation Change.

Efforts to Obtain Required Stockholder Votes

Under the terms of the merger agreement, First Cash and Cash America have agreed that the board of directors of First Cash and the board of directors of Cash America will each establish a record date for, call, give notice of, convene and hold a meeting of its stockholders promptly after the declaration of effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part, by the SEC. First Cash and Cash America have also each agreed to use their respective reasonable best efforts hold their respective stockholder meetings on the same date.

First Cash has agreed to use its reasonable best efforts to obtain stockholder approval for the proposal to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger, except to the extent that the First Cash board of directors shall have made an Adverse Recommendation Change as permitted by the merger agreement. First Cash’s obligation to call, give notice of, convene and hold the First Cash stockholders meeting is unconditional unless the merger agreement is terminated in accordance with its terms and will not be affected by any Adverse Recommendation Change adopted by the First Cash board of directors.

The First Cash board of directors has approved the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of First Cash and its stockholders and has directed that the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger be submitted for approval by its stockholders at the First Cash special meeting and has adopted resolutions directing that such proposal be submitted to First Cash stockholders for their consideration.

Cash America has also agreed to use its reasonable best efforts to obtain shareholder approval for the proposal to adopt the merger agreement, except to the extent that the Cash America board of directors shall have made an Adverse Recommendation Change as permitted by the merger agreement. Cash America’s obligation to call, give notice of, convene and hold the Cash America shareholders meeting is unconditional unless the merger agreement is terminated in accordance with its terms and will not be affected by any Adverse Recommendation Change adopted by the Cash America board of directors.

The Cash America board of directors has approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, advisable and fair to and in the best interests of Cash America and its shareholders and has adopted resolutions directing that the merger agreement be submitted to the Cash America shareholders for their consideration.

Efforts to Complete the Merger

Each party to the merger agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable law or pursuant to any material contract to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement, including the following:

•	taking all actions necessary to cause the conditions to the closing contained in the merger agreement to be satisfied;

•	preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any governmental authority in order to consummate the transactions contemplated by the merger agreement;

•	obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the merger and the other transactions contemplated by the merger agreement and making all necessary or advisable registrations and filings (including filings with governmental authorities, if any) and taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid any legal action by, any governmental authority or other persons necessary in connection with the consummation of the merger and the other transactions contemplated by the merger agreement;

•	subject to certain exceptions in the merger agreement, defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger or the other transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed; and

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executing and delivering any additional instruments necessary or advisable to consummate the merger and the other transactions contemplated by the merger agreement and fully to carry out the purposes of the merger agreement, other than in the case of those items referred to in the first through fourth bullet points above, with respect to registrations, filings, approvals, consents, authorizations or orders, lawsuits or other legal proceedings, from or by any governmental authority or the expiration of any waiting periods, in each case relating to antitrust laws, which are governed by other provisions of the merger agreement (discussed below).

Each of First Cash and Cash America has agreed to make all filings required under the HSR Act and other applicable competition laws with respect to the merger as promptly as reasonably practicable.

In connection with the receipt of any necessary approvals or clearances of a governmental authority with respect to any antitrust laws, First Cash and Cash America have agreed to take all steps necessary to avoid or eliminate each and every legal impediment under any antitrust laws that may be asserted by any governmental authority so as to enable the parties to consummate the merger and the other transactions contemplated by the merger agreement as promptly as reasonably practicable, and in any event prior to the outside date (as defined in “—Termination of the Merger Agreement,” below), including proposing, negotiating, accepting, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, transfer, license or other disposition of their subsidiaries, assets, properties or businesses, or the entrance into, or the amendment, modification or termination of, any contract or other arrangements, or business practices, and other remedies (each, a “remedial action”) in order to obtain approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond such date or preventing the consummation of the merger and the other transactions contemplated by the merger agreement; provided, however, neither Cash America nor First Cash nor any of their respective subsidiaries or affiliates are required to propose, negotiate, accept, commit to or effect any remedial action, the effect of which would reasonably be expected to have a material adverse effect after the closing on the combined businesses of First Cash and Cash America and their subsidiaries, taken as a whole, including the overall benefits expected, as of the date of the merger agreement, to be derived by the parties from the combination of First Cash and Cash America via the merger and the other transactions contemplated by the merger agreement. In addition, Cash America and First Cash shall, and shall cause each of the Cash America subsidiaries and the First Cash subsidiaries, as applicable, to, defend through litigation on the merits so as to enable the parties to close the merger and the other transactions contemplated by the merger agreement as promptly as reasonably practicable (and in any event prior to the outside date) any claim asserted in court or an administrative or other tribunal by any antitrust or competition governmental authority under antitrust laws in order to avoid entry of, or to have vacated or terminated, any order (whether temporary, preliminary or permanent) that could prevent or delay beyond the outside date the closing from occurring; provided, however, that, for the avoidance of doubt, such litigation shall in no way limit the obligations of the parties to comply with their other obligations under the terms of the merger agreement. Cash America and First Cash shall jointly direct and control any such litigation with counsel of their own choosing.

Governance Matters After the Merger

Effective as of the effective time of the merger, the board of directors of First Cash will consist of seven members, comprised of:

•	three directors of First Cash immediately prior to the merger, to be selected by the First Cash board of directors (or if any of such individuals is unwilling or unable to serve as a director of First Cash, a replacement designated by the First Cash board of directors reasonably acceptable to the Cash America board of directors) (the “First Cash designees”);

•	three directors of Cash America immediately prior to the merger, to be selected by the Cash America board of directors (or if any of such individuals is unwilling or unable to serve as a director of First Cash, a replacement designated by Cash America reasonably acceptable to the First Cash board of directors) (the “Cash America designees”); and

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one director (i) who is a former director of First Cash that has been selected by First Cash and approved by Cash America, (ii) who is an “independent director” within the meaning of NASDAQ Marketplace Rule 5605(a)(2) and (iii) who, as of the date of the merger agreement, is not an employee, officer, director or affiliate of First Cash or any of its subsidiaries or of Cash America or any of its subsidiaries

(the “unaffiliated designee”) (if the individual named as the unaffiliated designee is unwilling or unable to serve as a director of First Cash, a replacement director that satisfies the requirements of clauses (ii) and (iii) above shall be selected by First Cash and approved by Cash America (such approval not to be unreasonably withheld)).

The First Cash board of directors is classified into three classes and, effective as of the effective time of the merger, each of the three Cash America designees will be appointed to a different class of the First Cash board of directors.

The merger agreement also provides that effective as of the effective time of the merger, Daniel R. Feehan, the current executive chairman of Cash America, shall be appointed as chairman of the First Cash board of directors and Rick L. Wessel, the current chairman, president and chief executive officer of First Cash, shall be appointed as vice chairman of the First Cash board of directors.

The merger agreement also requires (i) the appointment of an alternate Cash America designee (that is reasonably acceptable to the First Cash board of directors) to serve as chairman, to be chosen by the Cash America board of directors, if Mr. Feehan is unwilling or unable to serve as a director of First Cash at the effective time of the merger, and (ii) the appointment of an alternate First Cash designee (that is reasonably acceptable to the Cash America board of directors) to serve as vice chairman, to be chosen by the First Cash board of directors, if Mr. Wessel is unwilling or unable to serve as a director of First Cash at the effective time of the merger.

The merger agreement also provides that effective as of the effective time of the merger, (i) the size of each of the three committees of the First Cash board of directors will be fixed at three members, and one First Cash designee and one Cash America designee will be appointed to each committee and the two such First Cash and Cash America designees shall select a third committee member (or in the absence of such agreement, the third member of such committee will be the unaffiliated designee), and (ii) the First Cash designee and the Cash America designee on each committee will appoint as chairman of each such committee an individual jointly selected by First Cash designee and Cash America designee (or in the absence of such agreement, the chairman of the committee will be the unaffiliated designee).

All First Cash designees and Cash America designees, other than Daniel R. Feehan and Rick L. Wessel, shall qualify as an “independent director,” as such term is defined in NASDAQ Marketplace Rule 5605(a)(2), and each Cash America designee and First Cash designee appointed to a committee of the First Cash board of directors shall qualify as an “independent director” and satisfy any other requirements under the SEC or NASDAQ rules or regulations for serving on such committee.

Prior to the effective time of the merger, the First Cash board of directors shall appoint T. Brent Stuart, the current president and chief executive officer of Cash America, to serve as the president and chief operating officer of First Cash effective as of the effective time of the merger. First Cash will also take such action as necessary to cause Rick L. Wessel and R. Douglas Orr, the current chief financial officer and an executive vice president of First Cash, to remain as chief executive officer and the chief financial officer and an executive vice president of First Cash, respectively.

At the effective time of the merger, the bylaws of First Cash will be amended and restated in the form contained as Exhibit A to the merger agreement attached as Annex A to this joint proxy statement/prospectus, the principal effect of which is to separate the roles of the chief executive officer and the president of First Cash, which currently are combined.

Name of the Company

At or immediately prior to the effective time of the merger, the First Cash board of directors will amend First Cash’s amended and restated certificate of incorporation to change the name of First Cash from “First Cash Financial Services, Inc.” to “FirstCash, Inc.”

Headquarters

As soon as reasonably practical after the effective time of the merger, the global headquarters and related corporate functions for First Cash and its subsidiaries, including Merger Sub, will be located in Fort Worth, Texas and the international headquarters and related international corporate functions for First Cash and its subsidiaries will remain in Monterrey, Mexico.

Employee Benefits Matters

First Cash and Cash America have agreed that following completion of the merger:

•	at the effective time of the merger and for a period commencing at the effective time of the merger and ending on December 31, 2016 (the “Transition Period”), First Cash will, and will cause its subsidiaries (including Merger Sub and its subsidiaries), to honor all obligations under each Cash America benefit plan in accordance with their terms as in effect immediately prior to the effective time of the merger, including all health benefits, life, accidental death and dismemberment and long term disability insurance coverage at the same coverage levels as each employee of Cash America or any of its subsidiaries and their dependents were enrolled in immediately prior to the effective time of the merger, except that First Cash may provide the benefits under the Cash America benefit plans pursuant to alternative plans established by First Cash that provide benefits (including with respect to employee costs) that are determined by the First Cash board of directors, in good faith, to be, in the aggregate, substantially comparable to the benefits provided under the Cash America benefit plans as in effect immediately prior to the effective time of the merger. First Cash may make modifications to the Cash America benefit plans that (i) are required by law or (ii) are consistent with ordinary past practices of Cash America prior to the effective time of the merger. After the expiration of the Transition Period, the Cash America benefit plans may be amended or replaced by new benefit plans to govern the employment benefits, including all health benefits, life, accidental death and dismemberment and long term disability insurance coverage, provided that, during calendar year 2017, the prior written consent of the president and chief operating officer of First Cash approving any such changes and/or replacements shall have first been obtained (or, if T. Brent Stuart is not the president and chief operating officer of First Cash at such time, then such changes or replacements shall be subject to the approval of the board of directors of First Cash);

•	subject to their obligations under applicable law, First Cash will, and will cause its subsidiaries (including Merger Sub and its subsidiaries) to, give credit under each employee plan, program and arrangement to employees for all service prior to the effective time of the merger with Cash America or any Cash America subsidiary for all purposes for which such service was taken into account or recognized by Cash America or any Cash America subsidiary, but not to the extent crediting such service would result in duplication of benefits;

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with respect to any employee plan, program and arrangement providing employment benefits in which certain employees of Cash America or any Cash America subsidiary becomes eligible to participate on or after the effective time of the merger (“New Plans”) First Cash shall, and shall cause Merger Sub to, to the extent permitted by law, (i) (A) use its reasonable best efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each such employee and his or her eligible dependents under any New Plans, and (B) provide each such employee and his or her eligible dependents with credit for any co-payments or deductibles and out-of-pocket limits paid during the plan year in which participation under a New Plan (to the same extent that such credit was given under the analogous Cash America benefit plan prior to the effective time of the merger) commences in satisfying any applicable deductible or out-of-pocket requirements under any New Plans and (ii) recognize all service of each such employee with Cash America and each Cash America subsidiary for all purposes, including eligibility to participate, vesting and benefit accrual (including, in order to calculate the amount of any paid time off and leave balance, vacation and sick days, severance and similar benefits), under any New Plan to the same extent that such service was taken into account under the analogous Cash America benefit plan prior to the effective time of the merger, but not to the extent crediting such service would result in duplication of benefits;

•	notwithstanding any of the foregoing to the contrary, at the effective time of the merger and throughout the Transition Period, First Cash shall, and shall cause each of its subsidiaries (including Merger Sub), to provide severance benefits to each employee of Cash America or any Cash America subsidiary who experiences an involuntary termination of employment during the Transition Period, beginning at the effective time of the merger, in an amount that is at least equal to the severance benefits that would have been paid to such employee pursuant to the terms of the applicable severance plans or arrangements maintained by Cash America or any Cash America subsidiary as in effect immediately prior to the effective time of the merger, to be calculated, however, on the basis of the employee’s compensation and service (calculated taking into account service with Cash America and any Cash America subsidiary and service with First Cash and any First Cash subsidiary, on a combined basis). After the expiration of the Transition Period, the foregoing severance benefits, plans and arrangements may be changed or replaced by other severance benefits, plans and arrangements, provided that, during calendar year 2017, the prior written consent of the President and Chief Operating Officer of First Cash approving any such changes and/or replacements shall have first been obtained (or, if T. Brent Stuart is not the President and Chief Operating Officer of First Cash at such time, then such changes or replacements shall be subject to the approval of the First Cash board of directors);

•	First Cash acknowledges the obligations of Cash America under Cash America’s 2016 Short-Term Incentive Plan, and has agreed as to the manner in which such plan will be administered following the effective time of the merger;

•	First Cash has acknowledged in the merger agreement that a “change in control” of Cash America or other event of similar import, within the meaning of the Cash America benefit plans that contain such terms, will occur upon the effective time of the merger and First Cash has agreed to honor and comply with all obligations (including payment obligations);

•	the merger agreement is not intended by the parties to constitute a plan amendment to or create any obligation of the parties with respect to any Cash America benefit plan or First Cash benefit plan; and

•	none of the Cash America employees shall be bound by, nor shall any of the Cash America employees be required to agree to become bound by, the non-competition covenants and post-employment restraints set forth in the First Cash employee handbook as a condition of continued employment following the closing date with Cash America or any Cash America subsidiary or First Cash or any First Cash subsidiary.

Treatment of Cash America RSUs in the Merger

As of the effective time of the merger, each Cash America RSU that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, shall be cancelled as of the effective time of the merger and converted into the right to receive, in the sole discretion of First Cash as designated in a written notice delivered by First Cash to Cash America reasonably prior to the effective time of the merger, either (i) a cash payment equal to the product of (A) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by the exchange ratio, multiplied by (B) the closing per share price of the First Cash common stock on the NASDAQ on the last day on which shares of First Cash common stock traded on the NASDAQ immediately preceding the date on which the effective time of the merger shall occur, or (ii) the merger consideration in respect of each share of Cash America common stock subject thereto as of immediately prior to the effective time, plus, in the case of both clauses (i) and (ii) and with respect to Cash America RSUs granted prior to November 13, 2014 only, a number of shares of Enova common stock equal to the product of (A) the number of shares of Cash America common stock underlying such Cash America RSU multiplied by (B) 0.915. Not later than the closing date, Cash America shall deliver to the holders of Cash America RSUs any required notices setting forth such holders’ rights pursuant to the relevant Cash America equity incentive plan and award documents.

Prior to the effective time, Cash America shall take all necessary action for the cancellation and conversion of the Cash America RSUs in accordance with the foregoing.

All outstanding Cash America RSUs under the LTIPs will become fully vested, exercisable and/or payable at closing of the merger and will be converted in the merger as described in the paragraph above. In the case of performance-based Cash America RSUs, performance requirements will be deemed to have been satisfied at the maximum level, as provided in the underlying award agreements. Cash America RSUs, including deferred Cash America RSUs, will be paid (i) in cash or in First Cash common stock, as designated by First Cash, as provided in the paragraph above, and (ii) with respect to Cash America RSUs granted prior to November 13, 2014 only, a number of shares of Enova common stock. The rabbi trust holding deferred director shares of Cash America common stock and the shares of Enova common stock distributed to the rabbi trust on account of a dividend on the Cash America common stock held by the trust will be terminated. All shares of Cash America common stock held therein will converted to shares of First Cash common stock at the effective time of the merger as contemplated by the merger agreement and such shares of First Cash common stock and the Enova common stock held in the rabbi trust will be transferred to the directors who have made deferral elections. No awards outstanding under the LTIPs will remain outstanding immediately after the closing of the merger. The 2014 LTIP Plan will be assumed by First Cash effective at the closing of the merger.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between First Cash and Cash America in the preparation of this joint proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

•	cooperation between First Cash and Cash America in connection with public announcements;

•	cooperation between First Cash and Cash America in developing a financing plan for First Cash and its subsidiaries to be in effect from and after the closing date and to use their reasonable best efforts to obtain any term loan or revolving loan credit facility necessary to effect such financing plan, including, as necessary or advisable, to fund the refinancing of Cash America’s existing credit facility at the effective time of the merger and Merger Sub’s working capital needs from and after the effective time of the merger, provided that the obtaining of such financing is not a condition to the parties’ obligations to consummate any of the transactions contemplated by the merger agreement;

•	First Cash’s agreement to use its reasonable best efforts to cause the shares of First Cash common stock to be issued in connection with the merger, to be approved for listing on the NASDAQ, subject to official notice of issuance and subject to the right of the parties to agree to case such shares to be listed on the NYSE as opposed to the NASDAQ, at the effective time of the merger;

•	coordination between First Cash and Cash America to designate the same record dates and payment dates for any quarterly dividends or distributions declared in accordance with the merger agreement in any calendar quarter in which the closing date might reasonably be expected to occur;

•	the adoption by the First Cash board of directors of a new dividend policy that provides for the payment of an annual cash dividend of $0.76 per share of First Cash common stock (subject to adjustment for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange or the like), which shall be payable quarterly. Such new dividend policy shall remain in effect at the effective time of the merger and shall remain in effect following the effective time, subject to the authority and discretion of the First Cash board of directors to adjust its dividend policy;

•	providing prompt notice of commencement or threats of litigation relating to the merger and cooperation between First Cash and Cash America in the defense or settlement of any stockholder litigation relating to the merger;

•	providing prompt notice to the other party and its representatives (i) of any notice or other communication received by such party from any governmental authority (other than any antitrust or competition government authority) or the NASDAQ or the NYSE or any other securities market in connection with the merger agreement, the merger or the other transactions contemplated by the merger agreement or from any person alleging that the consent or approval of such person is or may be required in connection with the merger or the other transactions contemplated by the merger agreement, and (ii) if (A) any representation or warranty made by it in the merger agreement becomes untrue or inaccurate such that the applicable closing conditions would not be satisfied if the closing date were to be held on the date such representation or warranty became untrue or inaccurate, (B) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement or (C) a material adverse effect with respect to it has occurred;

•	causing any dispositions of Cash America common stock (including derivative securities with respect to Cash America common stock) or any acquisitions of First Cash common stock resulting from the merger and the other transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to First Cash or Cash America, to be exempt under Rule 16b-3 promulgated under the Exchange Act; and

•	the use of each party’s reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to not take or omit to take any action, and not permit any of their subsidiaries, including Merger Sub, to take or omit to take any action, if such action or failure to act would be reasonably likely to prevent or impede (i) the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) the Enova spin transaction from qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code.

Indemnification and Insurance

Under the merger agreement, from and after the effective time of the merger, First Cash and Merger Sub will (i) indemnify, defend and hold harmless current and former managers, directors, officers, partners, members, trustee, employees and agents of Cash America and its subsidiaries (the “indemnified parties”) against and from any costs or expenses (including reasonable attorney’s fees, costs and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any legal action, threatened legal action and any investigation for acts or omissions or alleged actions or omission, whether arising before or after the effective time of the merger, to the extent such legal action or investigation arise out of or pertain to (A) any action or omission or alleged action or omission in such indemnified party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of Cash America or any of the Cash America subsidiaries or (B) the merger agreement or any of the transactions contemplated by the merger agreement, including the merger, and (ii) pay in advance of the final disposition of any such action the expenses, as incurred (including reasonable attorney’s fees, costs and expenses and any expenses incurred by any indemnified party in connection with enforcing rights with respect to indemnification or advancement of expenses, to the extent, in the case of any action to enforce rights to indemnification or advancement of expenses, that any indemnified party is successful, in whole or in part, in enforcing such indemnified party’s rights with respect to indemnification or advancement of expenses). Notwithstanding anything to the contrary set forth in the merger agreement, First Cash and Merger Sub shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any action against or investigation of any indemnified party for which indemnification may be sought without such party prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such party from all liability arising out of such action or investigation.

In addition, each of First Cash and Merger Sub has agreed that all rights to exculpation of liabilities, indemnification and advancement of expenses existing as of the date of the merger agreement in favor of the indemnified parties for acts or omissions occurring or alleged to have occurred at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, as provided in the Cash America governing documents or, if applicable, any of its subsidiaries’ governing documents and any of the First Cash governing documents or arising out of any rights to exculpation of liabilities and indemnification obligations set forth in any Cash America benefit plan or any indemnification agreements of Cash America or any of its subsidiaries shall survive the merger and shall continue in full force and effect in accordance with their terms. First Cash has also agreed that for a period of six years after the effective time of the merger, First Cash and Merger Sub shall cause to be maintained in effect the provisions in (i) Cash America’s governing documents, in the First Cash governing documents, in the organizational documents of any Cash America subsidiary, in any Cash America benefit plan and in any other agreements with any indemnified party, in each case, regarding exculpation of liability, indemnification of officers, directors and employees and advancement of expenses that were in existence as of the date of the merger agreement, and that no such provisions shall be amended, modified or repealed in any matter that would adversely affect the rights or protections thereunder of any such indemnified party in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time of the merger.

Following completion of the merger, First Cash will also, and will cause Merger Sub to, maintain in effect Cash America’s current directors’ and officers’ liability insurance policy covering each person currently covered by Cash America’s directors’ and officer’s liability insurance policy for acts or omissions occurring prior to and through the effective time of the merger. The policy will be in place for six years after the merger. In lieu of such obligation, the merger agreement permits (i) Merger Sub to substitute policies of an insurance company with the same or better rating as Cash America’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such indemnified parties that Cash America’s existing policies as of the date of the merger agreement, or (ii) in consultation with First Cash, Cash America may obtain extended reporting period coverage under Cash America’ existing insurance programs for a period of six years after the effective time for a cost not in excess of three times the current annual premiums for such insurance.

Conditions to Completion of the Merger

Each party’s obligation to consummate the merger is conditioned upon the satisfaction (or waiver by such party) at or prior to the closing of the merger of each of the following:

•	certain consents, authorizations, orders or approvals of governmental authorities necessary for the consummation of the merger and the other transactions contemplated by the merger agreement shall have been obtained;

•	the waiting period (and any extension thereof) applicable to the merger and the other transactions contemplated by the merger agreement under the HSR Act shall have been terminated or shall have expired, and any other antitrust, competition, investment, trade regulation or similar consents, authorizations, orders or approvals that are required under any other material antitrust law, the absence of which would prohibit the consummation of the merger and the other transaction contemplated by the merger agreement, shall have been obtained or made or any applicable waiting period with respect thereof shall have expired or been terminated;

•	approval of the issuance of shares of First Cash common stock to the Cash America shareholders pursuant to the merger by holders of at least a majority of the outstanding shares of First Cash common stock present in person or by proxy and entitled to vote thereon;

•	approval of the merger agreement by holders of at least two-thirds of the outstanding shares of Cash America common stock entitled to vote thereon;

•

no judgment, injunction, order or decree of any governmental authority of competent jurisdiction prohibiting the consummation of the merger shall be in effect, and no law shall have been enacted, entered, promulgated or enforced by any governmental authority after the date of the merger agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the merger and the other transactions contemplated by the merger agreement;

•	effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and no stop order suspending the effectiveness of such registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn; and

•	the shares of First Cash common stock to be issued in connection with the merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

In addition, the obligations of each of First Cash and Merger Sub, on the one hand, and Cash America, on the other hand, to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party related to corporate organization, qualification to do business as a foreign entity, ownership of its subsidiaries, its power and authority with respect to the execution, delivery and performance of the merger agreement, its due and valid authorization of the merger agreement, its due execution and delivery of the merger agreement, the enforceability of the merger agreement, the actions taken by its board of directors related to the merger agreement, the required approvals of its holders of shares of capital stock related to the merger agreement, its capital structure (excluding representations and warranties regarding such party’s authorized and outstanding capital stock, treasury stock, shares reserved for issuance and the status of the shares as being duly authorized, validly issued, fully paid and non-assessable shares free of preemptive rights and issued in compliance with applicable securities laws), the absence of any outstanding voting equity interests, the absence of any undisclosed financial advisor, broker or finder fee in connection with the transactions under the merger agreement, and the inapplicability of state takeover statutes will be true and correct in all material respects as of the date of the merger agreement and as of the closing date, as though made as of the closing date, except that representations and warranties that are made as of a specific date shall be true and correct only on and as of such date;

•	the representations and warranties regarding such party’s authorized and outstanding capital stock, treasury stock, shares reserved for issuance and the status of shares as being duly authorized, validly issued, fully paid and non-assessable shares free of preemptive rights and issued in compliance with applicable securities laws shall be true and correct in all but de minimis respects as of the date of the merger agreement and as of the closing date, as though made as of the closing date, except that representations and warranties that are made as of a specific date shall be true and correct only on and as of such date;

•	each of the other representations and warranties contained in the merger agreement (that is, those representations and warranties which are not covered in the two preceding bullet points) shall be true and correct as of the date of the merger agreement and as of the closing date, as though made as of the closing date, except (i) representations and warranties that are made as of a specific date shall be true and correct only on and as of such date and (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or any material adverse effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a material adverse effect;

•	the other party having performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under the merger agreement or prior to the closing;

•	on the closing date, no event, circumstance, change, effect, development or occurrence shall exist that has or would reasonably be expect to have, individually or in the aggregate, a material adverse effect on the other party;

•	receipt of a certificate executed by an executive officer and chief financial officer of the other party certifying as to the satisfaction of the conditions described in the preceding five bullet points; and

•	receipt of a tax opinion from each party’s tax counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion and subject to customary exceptions, assumptions and qualifications set forth in such opinion, (i) the merger should qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) the merger should not prevent or impede the Enova spin transaction from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time of the merger, even after the receipt of the required stockholder approvals, under the following circumstances:

•	by mutual written consent of each of First Cash and Cash America; or

•	by either First Cash or Cash America:

•	if the merger shall not have occurred on or before 11:59 p.m. (New York time) on December 31, 2016, except if, as of December 31, 2016, all the conditions to closing have been satisfied or waived (other than the conditions that by their terms are satisfied at the closing) other than conditions related to the receipt of antitrust approvals, the termination date may be extended from time to time by either First Cash or Cash America to a date no later than March 31, 2017 (such date, including any such extension thereof, the “outside date”); provided that the right to terminate the merger agreement under the provision described in this bullet point will not be available to any party if the failure of such party (and in the case of First Cash, including the failure of Merger Sub) to perform or comply with any of its obligations, covenants and agreements under the merger agreement shall have been the cause of, or resulted in, the failure of the merger to be consummated by the outside date; or

•	if any law or final and non-appealable order shall have been enacted, entered, promulgated or shall have been enforced by any governmental authority which permanently prohibits, restrains, enjoins or makes illegal the consummation of the merger and the transactions contemplated by the merger agreement; except that the right to terminate the merger agreement under the provision described in this bullet point will not be available to any party if the issuance of such final, non-appealable order was primarily due to the failure of such party (and in the case of First Cash, including the failure of Merger Sub) to perform any of its obligations, covenants or agreements under the merger agreement; or

•	if the First Cash stockholders fail to approve the issuance of shares of First Cash common stock to Cash America’s shareholders at the First Cash stockholders meeting; or

•	if the Cash America shareholders fail to approve the merger agreement at the Cash America shareholders meeting; or

•	by Cash America:

•

if First Cash has breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the closing, (i) would result in the failure of any of the conditions set forth in the merger agreement applicable to it and (ii) such breach is either incapable of being cured by First Cash by the outside date, or if capable of being cured, is not cured or waived by the earlier of (x) 30 business days following delivery of written notice of such breach or failure to perform from Cash America or (y) one business day prior to the outside date, except that Cash America shall not have the right to terminate the merger agreement pursuant to the provision described in this bullet point if Cash America shall have breached or failed to perform any of its representation, warranties, obligations, covenants or agreements set forth in the merger agreement and such breach shall be continuing at the time Cash America delivers notice of its election to terminate the merger agreement pursuant to the provision described in this bullet point; or

•	prior to obtaining the approval of the merger agreement by the Cash America shareholders, if First Cash or the First Cash board of directors (i) effects an Adverse Recommendation Change; or (ii) breaches in any material respect any of its obligations described under “— No Solicitation of Alternative Proposals” and “— Changes in Board Recommendations” above; or

•	by First Cash:

•	if Cash America has breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the closing, (i) would result in the failure of any of the conditions set forth in the merger agreement applicable to it and (ii) such breach is either incapable of being cured by Cash America by the outside date, or if capable of being cured, is not cured or waived by the earlier of (x) 30 business days following delivery of written notice of such breach or failure to perform from First Cash or (y) one business day prior to the outside date, except that First Cash shall not have the right to terminate the merger agreement pursuant to the provision described in this bullet point if First Cash shall have breached or failed to perform any of its representation, warranties, obligations, covenants or agreements set forth in the merger agreement and such breach shall be continuing at the time First Cash delivers notice of its election to terminate the merger agreement pursuant to the provision described in this bullet point; or

•	prior to obtaining the approval of the merger agreement by the First Cash stockholders, if Cash America or the Cash America board of directors (i) effects an Adverse Recommendation Change; or (ii) breaches in any material respect any of its obligations described under “— No Solicitation of Alternative Proposals” and “— Changes in Board Recommendations” above.

In the event of a termination of the merger agreement pursuant to the preceding provisions, written notice will be given by the terminating party to the other parties specifying the provision of the merger agreement pursuant to which such termination is made and the merger agreement will then become void and have no effect, without any liability or obligations on the part of Cash America or First Cash and Merger Sub, except that certain provisions regarding the termination fee and other general matters will survive such termination and nothing in the merger agreement will relieve any party from any liability or damages resulting from any fraud or willful and material breach by such party of any of its, covenants, obligations or agreements set forth in the merger agreement. The termination of the merger agreement will not affect the obligations of the parties contained in the confidentiality agreement between First Cash and Cash America.

Expenses and Termination Fees; Liability for Breach

All fees and expenses shall be paid by the party incurring such fees or expenses, whether or not the merger is consummated, provided, however that the parties will share equally (i) all filing fees relating to filings with governmental authorities (including any antitrust or competition governmental authority) and (ii) certain other agreed-upon fees and expenses relating to third-party consultants.

First Cash will be obligated to pay a termination fee of $30 million to Cash America as follows:

•	In the event that:

•	Cash America terminates the merger agreement because First Cash breaches or fails to perform any of its representations, warranties, obligations, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the closing would result in the failure of any of conditions to Cash America’s obligations to close described under “— Conditions to Completion of the Merger,” and prior to such breach or failure to perform giving rise to such termination, a bona fide acquisition proposal (with, for purposes of the provision described in this bullet point and the next bullet point, all percentages included in the definition “acquisition proposal” as set forth under “— No Solicitation of Alternative Proposals,” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the First Cash board of directors or any person shall have publicly announced an intention (whether or not conditional) to make such an acquisition proposal, or

•	the merger agreement is terminated by First Cash or Cash America because either (i) the issuance of the First Cash common stock to the shareholders of Cash America pursuant to the merger shall not have been approved at the First Cash stockholders meeting or (ii) because the merger agreement shall not have been approved by the Cash America shareholders at the Cash America shareholders meeting, and prior to the First Cash stockholders meeting, an acquisition proposal with respect to First Cash has been publicly announced, disclosed or otherwise communicated to First Cash’s stockholders (and not withdrawn) or any person shall have publicly announced an intention (whether or not conditional) to make such an acquisition proposal, and within twelve months after the date of such termination pursuant to the provisions described in the preceding two bullet points, a transaction in respect of an acquisition proposal with respect to First Cash is consummated or First Cash enters into a definitive agreement in respect of an acquisition proposal with respect to First Cash that is later consummated; or

•	Cash America terminates the merger agreement because, prior to obtaining the approval of the merger agreement by the Cash America shareholders, the First Cash board of directors (i) effects an Adverse Recommendation Change; or (ii) breaches in any material respect any of its obligations described under “— No Solicitation of Alternative Proposals” and “— Changes in Board Recommendations” above.

Cash America will be obligated to pay a termination fee of $30 million to First Cash as follows:

•	In the event that:

•	First Cash terminates the merger agreement because Cash America breaches or fails to perform any of its representations, warranties, obligations, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the Closing would result in the failure of any of conditions to First Cash’s obligation to close described under “— Conditions to Completion of the Merger,” and prior to such breach or failure to perform giving rise to such termination, a bona fide acquisition proposal (with, for purposes of the provision described in this bullet point and the next bullet point, all percentages included in the definition “acquisition proposal” as set forth under “— No Solicitation of Alternative Proposals,” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the Cash America board of directors or any person shall have publicly announced an intention (whether or not conditional) to make such an acquisition proposal, or

•	the merger agreement is terminated by First Cash or Cash America because either (i) the issuance of the First Cash common stock to the Cash America shareholders pursuant to the merger shall not have been approved at the First Cash special meeting or (ii) the merger agreement shall not have been approved by the Cash America shareholders at the Cash America special meeting, and prior to the Cash America special meeting, an acquisition proposal with respect to Cash America has been publicly announced, disclosed or otherwise communicated to Cash America’s shareholders (and not withdrawn) or any person shall have publicly announced an intention (whether or not conditional) to make such an acquisition proposal, and within twelve months after the date of such termination pursuant to the provisions described in the preceding two bullet points, a transaction in respect of an acquisition proposal with respect to Cash America is consummated or First Cash enters into a definitive agreement in respect of an acquisition proposal with respect to Cash America that is later consummated; or

•	Cash America terminates the merger agreement because, prior to obtaining the approval of the merger agreement by the Cash America shareholders, the First Cash board of directors (i) effects an Adverse Recommendation Change; or (ii) breaches in any material respect any of its obligations described under “— No Solicitation of Alternative Proposals” and “— Changes in Board Recommendations” above.

Amendments, Extensions and Waivers

The merger agreement may be amended by mutual agreement of the parties at any time before or after the receipt of the approvals of the First Cash stockholders or Cash America shareholders required to consummate the merger and prior to the effective time of the merger, except that (i) after First Cash stockholder approval, no amendment may be made which would require further approval of the stockholders of First Cash under the Delaware General Corporation Law (the “DGCL”), First Cash’s governing documents or the rules of the NASDAQ without such further approval of the First Cash stockholders and (ii) after Cash America shareholder approval, no amendment may be made which would require further approval of the shareholders of Cash America under the TBOC, Cash America’s governing documents or the rules of the NYSE without such further approval of the Cash America shareholders.

Subject to the requirements of applicable law, at any time prior to the effective time of the merger, any party may (i) extend the time for performance of any obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Parties in Interest

Nothing in the merger agreement, express or implied, confers upon any person other than the parties (and their respective successors and permitted assigns) any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement, except that from the effective time of the merger, First Cash and Merger Sub will indemnify each of the present (as of the effective time of the merger) and former managers, directors, officers, partners, members, trustee, employees and agents of Cash America and any of its subsidiaries (in each case, when acting in such capacity) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses incurred in connection with any action pertaining to matters existing or occurring at or prior to the effective time of the merger, including in connection with the merger agreement.

For additional information regarding indemnification of directors and officers, see the section entitled “— The Merger — Interests of First Cash Directors and Executive Officers in the Merger — Indemnification of First Cash Directors and Officers” on page 113 and “— The Merger — Interests of Cash America Directors and Executive Officers in the Merger — Indemnification of Cash America’s Directors and Officers” on page 118.

Specific Performance

First Cash and Cash America have agreed in the merger agreement that irreparable damage would occur if any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy. To that end, the parties have agreed that, prior to the termination of the merger agreement pursuant to its terms, each party will be entitled to seek an injunction or injunctions to prevent actual or threatened breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement. Each party has waived any requirement for the securing or posting of any bond in connection with such remedy, and has agreed that this remedy is in addition to any other remedy to which such party is entitled at law or in equity.

FIRST CASH PROPOSAL II: NON-BINDING ADVISORY VOTE ON MERGER-RELATED COMPENSATION

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, First Cash is seeking stockholder approval of a non-binding advisory proposal to approve the compensation of First Cash’s named executive officers that is based on or otherwise relates to the merger as disclosed above in the section entitled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Interests of First Cash Directors and Executive Officers in the Merger — Golden Parachute Compensation,” beginning on page 112. The non-binding advisory proposal gives First Cash stockholders the opportunity to express their views on the merger-related compensation of First Cash’s named executive officers.

Accordingly, First Cash is requesting that its stockholders adopt the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to First Cash’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement —The Merger — Interests of First Cash Directors and Executive Officers in the Merger — Golden Parachute Compensation,” are hereby APPROVED.”

Vote Required

The vote regarding this non-binding advisory proposal on First Cash merger-related compensation is a vote separate and apart from the vote on the proposal to approve the issuance of shares of First Cash common stock to Cash America shareholders pursuant to the merger. Accordingly, First Cash’s stockholders may vote to approve the proposal to issue shares of First Cash common stock to Cash America shareholders pursuant to the merger and vote not to approve the proposal on First Cash merger-related compensation and vice versa. Because the vote regarding the First Cash merger-related compensation is advisory only, it will not be binding on either First Cash or, following completion of the merger, the combined company. Accordingly, if the merger is approved and completed, First Cash’s named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the merger, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the First Cash stockholders.

Approval of the First Cash merger-related compensation requires the affirmative vote of holders of a majority of the outstanding shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote on the proposal. As such, abstentions will have the effect of a vote AGAINST the proposal and failures to vote and broker non-votes will have no effect on the outcome of the vote.

THE FIRST CASH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FIRST CASH STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE, ON A NON-BINDING ADVISORY BASIS, SPECIFIC COMPENSATORY ARRANGEMENTS RELATING TO THE MERGER BETWEEN FIRST CASH AND ITS NAMED EXECUTIVE OFFICERS.

FIRST CASH PROPOSAL III: ADJOURNMENT OF FIRST CASH SPECIAL MEETING

First Cash stockholders are being asked to approve a proposal that will give the First Cash board of directors authority to adjourn the First Cash special meeting one or more times, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance at the time of the First Cash special meeting.

If this proposal is approved, the First Cash special meeting could be adjourned to any date. If the First Cash special meeting is adjourned, First Cash stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you are a First Cash stockholder and you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the share issuance but do not indicate a choice on the adjournment proposal, your shares of First Cash common stock will be voted in favor of the adjournment proposal. If you indicate, however, that you wish to vote against the share issuance, your shares of First Cash common stock will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote, in person or by proxy, of holders of a majority of the shares of First Cash common stock present in person or represented by proxy at the First Cash special meeting and entitled to vote thereon is required to approve the adjournment of the First Cash special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance at the time of the First Cash special meeting.

THE FIRST CASH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FIRST CASH STOCKHOLDERS VOTE FOR THE APPROVAL OF THE ADJOURNMENT OF THE FIRST CASH SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE SHARE ISSUANCE AT THE TIME OF THE FIRST CASH SPECIAL MEETING.

CASH AMERICA PROPOSAL II: NON-BINDING ADVISORY VOTE ON MERGER-RELATED COMPENSATION

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Cash America is seeking shareholder approval of a non-binding advisory proposal to approve the compensation of Cash America’s named executive officers that is based on or otherwise relates to the merger as disclosed above in the section entitled “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement —The Merger—Interests of Cash America Directors and Executive Officers in the Merger—Golden Parachute Compensation,” beginning on page 117. The non-binding advisory proposal gives Cash America shareholders the opportunity to express their views on the merger-related compensation of Cash America’s named executive officers.

Accordingly, Cash America is requesting that its shareholders adopt the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Cash America’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger—Interests of Cash America Directors and Executive Officers in the Merger—Golden Parachute Compensation,” are hereby APPROVED.”

Vote Required

The vote regarding this non-binding advisory proposal on Cash America merger-related compensation is a vote separate and apart from the vote on the proposal to approve the merger agreement. Accordingly, Cash America’s shareholders may vote to approve the merger agreement and vote not to approve the proposal on Cash America merger-related compensation and vice versa. Because the vote regarding the Cash America merger-related compensation is advisory only, it will not be binding on either Cash America or, following completion of the merger, the combined company. Accordingly, if the merger is approved and completed, Cash America’s named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the merger, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the Cash America shareholders.

Approval of the Cash America merger-related compensation requires the affirmative vote of holders of a majority of the outstanding shares of Cash America common stock entitled to vote thereon, and that voted for, against or expressly abstained with respect to this proposal. As such, abstentions will have the effect of a vote AGAINST the proposal and failures to vote and broker non-votes will have no effect on the outcome of the vote.

THE CASH AMERICA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CASH AMERICA SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE, ON A NON-BINDING ADVISORY BASIS, SPECIFIC COMPENSATORY ARRANGEMENTS BETWEEN CASH AMERICA AND ITS NAMED EXECUTIVE OFFICERS RELATING TO THE MERGER.

CASH AMERICA PROPOSAL III: ADJOURNMENT OF CASH AMERICA SPECIAL MEETING

Cash America shareholders are being asked to approve a proposal that will give the Cash America board of directors authority to adjourn the Cash America special meeting one or more times, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Cash America special meeting.

If this proposal is approved, the Cash America special meeting could be adjourned to any date. If the Cash America special meeting is adjourned, Cash America shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you are a Cash America shareholder and you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the proposal to approve the merger agreement but do not indicate a choice on the adjournment proposal, your shares of Cash America common stock will be voted in favor of the adjournment proposal. If you indicate, however, that you wish to vote against the proposal to approve the merger agreement, your shares of Cash America common stock will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Cash America common stock entitled to vote thereon, and that voted for, against or expressly abstained with respect to this proposal, is required to approve the adjournment of the Cash America special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Cash America special meeting.

THE CASH AMERICA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CASH AMERICA SHAREHOLDERS VOTE FOR THE APPROVAL OF THE ADJOURNMENT OF THE CASH AMERICA SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE MERGER AGREEMENT AT THE TIME OF THE CASH AMERICA SPECIAL MEETING.

DESCRIPTION OF FIRSTCASH CAPITAL STOCK

If the merger is consummated, Cash America shareholders will become stockholders of First Cash and First Cash will change its name to “FirstCash, Inc.” at the effective time of the merger. This section of this joint proxy statement/prospectus summarizes the material terms of FirstCash’s capital stock that will be in effect if the merger is completed. This summary is qualified in its entirety by reference to the applicable provisions of Delaware law (under which FirstCash will be organized), FirstCash’s amended and restated certificate of incorporation and FirstCash’s amended and restated bylaws. See the section entitled “Where You Can Find More Information” beginning on page 167.

General

FirstCash’s authorized capital stock will consist of 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of July 29, 2016, First Cash had 28,243,229 shares of First Cash common stock outstanding. There are no shares of First Cash preferred stock outstanding. An additional 1,037,550 shares of First Cash common stock are reserved for issuance under First Cash’s employee benefit plans.

Common Stock

Each holder of FirstCash common stock will be entitled to one vote per share of record on all matters to be voted upon by the FirstCash stockholders. In the election of directors (other than contested elections), each director will be elected by a vote of the plurality of the shares represented in person or by proxy and entitled to vote on the election of directors. Holders will not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of FirstCash common stock will entitle the holder of that share to an equal and ratable right to receive dividends or other distributions if declared from time to time by the FirstCash board of directors and if there are sufficient funds to legally pay a dividend.

In the event of FirstCash’s liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of FirstCash common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of FirstCash common stock will have no preemptive or redemption rights and will not be subject to further calls or assessments by FirstCash. All of the shares of FirstCash common stock to be issued in the merger will be duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

The authorized preferred stock will be available for issuance from time to time at the discretion of the FirstCash board of directors without stockholder approval. The FirstCash board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration for the shares in that series and the powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of FirstCash common stock and could adversely affect holders of FirstCash common stock by delaying or preventing a change in control of FirstCash, making removal of FirstCash’s management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of FirstCash common stock.

Authorized But Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the FirstCash board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of FirstCash by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of current management and possibly deprive FirstCash stockholders of opportunities to sell their shares of FirstCash common stock at prices higher than prevailing market prices.

Certain Provisions That May Have an Anti-Takeover Effect

Certain other provisions of the FirstCash amended and restated certificate of incorporation and the FirstCash amended and restated bylaws may delay or make more difficult unsolicited acquisitions or changes of control of FirstCash. These provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of FirstCash, although these proposals, if made, might be considered desirable by a majority of FirstCash stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management without the concurrence of the FirstCash board of directors. These provisions include:

•	The division of the FirstCash board of directors into three classes serving staggered terms of office of three years. With a classified board of directors, it would generally take a majority stockholder two annual meetings of stockholders to elect a majority of the board of directors. As a result, a classified board may discourage proxy contests for the election of directors or purchases of a substantial block of stock because it could operate to prevent obtaining control of the board in a relatively short period of time.

•	A prohibition of stockholder action by written consent of stockholders. Action by written consent may, in some circumstances, permit the taking of stockholders’ action opposed by the board of directors more rapidly than would be possible if a meeting of stockholders were required. The prohibition contained in the amended and restated certificate of incorporation will restrict the ability of controlling stockholders to take action at any time other than at an annual meeting and will generally force a takeover bidder to negotiate directly with the board of directors.

•	Permitting only the FirstCash board of directors, a duly authorized committee of the board of directors, the chairman or the vice chairman of the FirstCash board of directors or the chief executive officer to call a special meeting of the FirstCash stockholders. This provision could prevent a stockholder from, among other things, calling a special meeting of stockholders to consider the stockholder’s proposed slate of directors or a transaction that might result in a change of control of the corporation.

•	An advance notice procedure with regard to stockholder nomination of candidates for election as directors and other business to be brought before an annual meeting of the FirstCash stockholders. Although the FirstCash amended and restated bylaws will not give the FirstCash board of directors any power to approve or disapprove stockholder nominations for the election of directors or other proposals for action, these advance notice procedures may have the effect of precluding a contest for the election of directors or the consideration of other stockholder proposals if the established procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve another proposal without regard to whether consideration of those nominees or proposals might be harmful or beneficial to FirstCash and the FirstCash stockholders.

•

Elimination, subject to certain exceptions, of the personal liability of directors of FirstCash for monetary damages for breaches of fiduciary duty by such directors. The amended and restated certificate of incorporation will not provide for the elimination of or any limitation on the personal liability of a director for (i) any breach of the director’s duty of loyalty to FirstCash or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions, or (iv) any transaction from which such director derives an improper personal benefit. This provision of the amended and restated certificate of incorporation will limit the remedies available to a stockholder who is dissatisfied with a decision of the board of directors protected by this provision, and such stockholder’s only remedy in that circumstance may be to bring a suit to prevent the action of the board. In many situations, this remedy may not be effective, as for example when stockholders are not aware of a transaction or an event prior to board action in respect of such transaction or event. In these cases, the stockholders and the corporation could be injured by the board’s decision and have no effective remedy.

•	Permitting the removal of directors only for cause by a vote of the holders of a majority of the outstanding shares of stock entitled to vote in an election of directors.

•	Permitting the board of directors, in evaluating any takeover offer, to consider all relevant factors, including the potential economic and social impact of the offer on FirstCash’s stockholders, employees, customers, creditors, the communities in which FirstCash operates and any other factors the directors consider pertinent. Once the board, in exercising its business judgment, has determined that a proposed action is not in the best interests of FirstCash, it has no duty to remove any barriers to the success of the action, including a shareholder rights plan.

Section 203 of the Delaware General Corporation Law

FirstCash is subject to Section 203 (“Section 203”) of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combinations with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (i) before such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines business combination to include (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of assets of the corporation, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such an entity or person.

Section 203 may delay, prevent or make more difficult certain unsolicited acquisitions, tender offers or changes of control of FirstCash and also may have the effect of preventing changes in FirstCash’s management. It is possible that these provisions could make it more difficult to accomplish transactions which FirstCash stockholders may otherwise deem to be in their best interest.

See “Comparison of Rights of Cash America Shareholders and FirstCash Stockholders” beginning on page 156 and “First Cash Proposal I: Approval of the Share Issuance and Cash America Proposal I: Approval of the Merger Agreement — The Merger — Board of Directors and Management Following the Merger” on page 119 for additional information.

COMPARISON OF RIGHTS OF CASH AMERICA SHAREHOLDERS AND

FIRSTCASH STOCKHOLDERS

First Cash is incorporated under the laws of the State of Delaware, and the rights of First Cash stockholders are governed by the DGCL. Cash America is organized under the laws of the State of Texas, and the rights of Cash America shareholders are governed by the TBOC. Following the completion of the merger, First Cash will continue to be a Delaware corporation governed by the DGCL and will operate as “FirstCash, Inc.”

Upon completion of the merger, Cash America shareholders will become stockholders of FirstCash and the rights of the former Cash America shareholders and the First Cash stockholders will thereafter be governed by the DGCL and by FirstCash’s amended and restated certificate of incorporation and FirstCash’s amended and restated bylaws.

The following description summarizes certain material differences between the rights of the shareholders of Cash America and the rights of the stockholders of FirstCash immediately following the merger. These differences arise in part from differences between the TBOC and the DGCL and in part from differences between the governing instruments of the two corporations. It is impracticable to compare all of the aspects in which the TBOC and the DGCL and Cash America’s and FirstCash’s governing instruments differ with regard to stockholder rights, and the following description is not intended to be a complete statement of all those differences or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the TBOC and the DGCL and the respective certificates of incorporation and bylaws of Cash America and FirstCash. For information on how to obtain the governing documents of the respective corporations, see “Where You Can Find More Information” beginning on page 167.

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders
Common and Preferred Stock	Cash America’s articles of incorporation authorize 80,000,000 shares of common stock. Cash America’s articles of incorporation do not authorize any preferred stock.

FirstCash’s certificate of incorporation will authorize 100,000,000 shares of stock consisting of 90,000,000 shares of common stock and 10,000,000 shares of preferred stock.

FirstCash’s certificate of incorporation will authorize the board of directors, without stockholder approval, to issue preferred stock in one or more classes or series, with each such class or series having such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be established by the board of directors.

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders
Board of Directors; Vacancies

Cash America’s board of directors is currently fixed at seven members. The bylaws of Cash America provide that the number of directors shall not be fewer than 3 nor more than 15, with the exact number to be fixed at the regular meeting of the board of directors held prior to the annual meeting of shareholders.

The board of directors of Cash America is not divided into classes having different terms of office.

Except in the case of vacancies, the directors are elected (i) by a plurality of the votes cast by shareholders at an election in which the number of director nominees to be elected to the board of directors exceeds the number of director positions to be filled, or (ii) by a majority of the votes cast by shareholders in an election in which the number of director nominees to be elected to the board is equal to the number of director positions to be filled.

Cash America’s bylaws provide that any vacancies on the board of directors may be filled by a majority of the remaining directors, even if less than a quorum. In case of any increase in the numbers of directors, the additional directors shall be elected at an annual meeting or a special meeting of shareholders called for that purpose.

First Cash’s board of directors is currently fixed at 4 members. The bylaws of FirstCash will provide that the number of directors may be no less than 1 and no more than 15, with the exact number to be fixed by resolution of the board of directors.

The board of directors of FirstCash will be divided into three classes with each class having a three-year term. The classified board structure may only be amended, altered, repealed or rescinded by the affirmative vote of 66- 2⁄3% of the outstanding stock of FirstCash entitled to vote.

Except in the case of vacancies, directors shall be elected by a plurality of all of the stockholders entitled to vote.

FirstCash’s bylaws will provide that vacancies may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

Removal of Directors	Cash America’s bylaws provide that any director may be removed from office by majority vote of the shareholders at any meeting at which a quorum of shareholders is present.

The certificate of incorporation and the bylaws of FirstCash will provide that stockholders holding a majority of the outstanding shares entitled to vote at an election of directors may remove any director at any time but only for cause.

Voting

With respect to any matter other than the election of directors, the affirmative vote of the holders of a majority of the outstanding shares of the corporation’s common stock entitled to vote on, and voted for, against or expressly abstained with respect to, the matter at a meeting of the corporation at which a quorum is present shall be the act of the shareholders.

Action by the stockholders, other than elections, will require the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote.

The DGCL provides that a corporation may provide in its certificate of incorporation for cumulative voting by stockholders in the election of directors.

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders

Texas law does not permit shareholders to cumulate their votes for the election of directors unless permitted by the articles of incorporation. Cash America’s articles of incorporation expressly prohibit cumulative voting.

Texas law provides that, unless a corporation’s certificate of formation permits a lesser vote (but not less than a majority), the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote on a merger is required to approve a merger transaction. Cash America’s articles of incorporation do not permit a lesser vote on a merger transaction, and as such, the affirmative vote of least two-thirds of the outstanding shares of Cash America entitled to vote is required to approve a merger transaction.

FirstCash’s certificate of incorporation will not provide for cumulative voting by stockholders in the election of directors.

Delaware law provides that the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote is required to approve a merger transaction.

Amendment of Charter

Texas law provides that except as otherwise provided by the certificate of formation, the vote required for the approval of an amendment of a certificate of formation is the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment.

Cash America’s articles of incorporation do not permit a lesser vote on the amendment of its articles of incorporation.

FirstCash’s certificate of incorporation will provide that Article VII (number, classes, terms, vacancies and removal of directors) may be amended, altered, repealed or rescinded only by the affirmative vote of 66 2/3% of the outstanding stock of the corporation entitled to vote. Except for this provision, FirstCash’s certificate of incorporation may be amended by the affirmative vote of at least a majority of the outstanding stock of the corporation entitled to vote.
Amendment of Bylaws

The TBOC provides that the board of directors may adopt, amend or repeal a corporation’s bylaws unless the articles of incorporation wholly or partly reserve this power exclusively to the shareholders or an amendment to the bylaws adopted by the shareholders expressly provides that the board may not amend such bylaw.

Cash America’s articles of incorporation do not reserve the power to amend the bylaws to the shareholders. Cash America’s bylaws provide that the bylaws may be altered, amended or repealed either by the affirmative vote of the holders of a majority of the

The DGCL provides that stockholders have the power to amend the bylaws of a corporation unless the certificate of incorporation grants such power to the board of directors, in which case either the stockholders or the board of directors may amend the bylaws. FirstCash’s certificate of incorporation will grant power to amend bylaws to the board of directors as well as the stockholders.

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders

outstanding shares at any annual meeting or special meeting, or by the affirmative vote of a majority of the full board of directors.

Cash America’s bylaws further provide that in order to amend, appeal or adopt any provision inconsistent with Article II, Section 1 (Number and Term of the Board of Directors) or Article VII (Amendments) of the bylaws, the affirmative vote of the holders of at least four-fifths of the outstanding shares of the capital stock of Cash America entitled to vote thereon at a meeting called for that purpose is required.

Meetings of Stockholders

Under Texas law, holders of not less than 10% of all of the shares entitled to vote at a proposed meeting of stockholders have the right to call a special meeting unless the articles of incorporation provide otherwise, provided that in no event may the articles of incorporation require a number of shares greater than 50% of the outstanding shares. The president, board of directors or any other person authorized to call special meeting by the articles of incorporation or bylaws of the corporation may also call special meetings.

Cash America’s bylaws provide that the annual meeting of shareholders is to be held at a time and place designated by the board of directors. Special meetings of shareholders may be called by holders of at least 10% of the outstanding stock entitled to be voted at such meeting, by the board of directors, by the chairman of the board, by the chief executive officer or by the president.

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any person authorized to do so in the certificate of incorporation or the bylaws.

FirstCash’s bylaws will provide that the annual meeting of stockholders is to be held on a date, time and place set by resolution of the board of directors. Special meetings of stockholders may be called by the board of directors, the chairman of the board, the president, or a committee of the board whose power and authority include the power to call meetings.

Stockholder Action by Written Consent	Under Texas law, the articles of incorporation of a Texas corporation may permit shareholders to take action by written consent of the holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting. Cash America does not have such a provision in its articles of incorporation. Any action to be taken by written consent of the	The DGCL states that, unless otherwise provided in the certificate of incorporation, any action that could be taken at a stockholders meeting may be taken without a meeting upon the written consent of the holders of the outstanding stock having at least the minimum number of votes that would have been necessary to authorize the action at a meeting at which all shares entitled to

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders
	holders of shares is required to be unanimous consent by all holders of shares.	vote were present and voted. FirstCash’s certificate of incorporation will not prohibit or limit stockholders’ rights to act by written consent in lieu of a meeting.
Stockholder Advance Notice Provisions

Cash America’s bylaws provide that shareholders must provide timely notice to the secretary of Cash America in order to nominate a person for election as a director or to have business brought at an annual meeting or special meeting.

To be timely for an annual meeting, a shareholder’s notice must be delivered to or mailed and received by Cash America not less than 70 calendar days nor more than 100 calendar days prior to the first anniversary of the preceding year’s annual meeting of shareholders, provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date, then to be timely such notice must be received by Cash America on or before the later of (i) 70 calendar days prior to the date of the meeting or (ii) the 10th day following the day on which public announcement of the date of the meeting was made.

To be timely for special meeting, a shareholder’s notice must be delivered to or mailed and received by the Cash America not less than 70 calendar days nor more than 100 calendar days prior to the date of such special meeting, or if later, the 10th day following the day on which public announcement of the date of the special meeting was made.

Notice by a shareholder to nominate a director must include: (i) the name and record address of the shareholder, (ii) the class and number of shares held of record or beneficially owned by such shareholder, (iii) any proxy, contract or other arrangement to which such shareholder has a right to vote any securities of the corporation, and (iv) any agreement, understanding, or other

FirstCash’s bylaws will provide that stockholders who intend to nominate persons to the board of directors or propose any other action at an annual meeting of stockholders must timely notify the secretary of FirstCash of such intent.

To be timely, a stockholder’s notice must be delivered to or mailed and received by FirstCash not less than 60 days nor more than 90 days prior to the date of such meeting; provided, however, that in the event that less than 75 days’ notice of the date of the meeting is given or made to stockholders, notice by the stockholder must be received no later than the close of business on the 15th day following the date on which such notice of the date of the annual meeting was mailed.

Notice by a stockholder must include (i) a brief description of the proposed business and the reason for proposing such business, (ii) the name and record address of the stockholder, (iii) the class, series, and number of share of capital stock beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders

arrangement that the shareholder has entered into, the effect or intent of which is to mitigate loss to, manage risk or benefit of share prices change for, or increase or decrease the voting power of the shareholder with respect to securities of Cash America, and a representation that such shareholder will notify the corporation of any such agreement or arrangement promptly following the later of the record date or the date notice of the record date is first publicly disclosed.

Notice by a shareholder to bring business other than to nominate a director must include the same information as notice to nominate a director, as well as any material interest of the shareholder in such business.

Fiduciary Duties of Directors

Under Texas law, a director owes the fiduciary duties of loyalty (including good faith), care and obedience. to the corporation. The duty of loyalty requires directors to act in good faith and to not allow personal interest to prevail over that of the corporation. The duty of care requires directors to act and perform corporate duties in the same manner as an ordinarily prudent person would under similar circumstances. In performing this obligation, directors must be diligent and informed and exercise honest and unbiased business judgment in pursuit of corporate interests. Texas law provides that directors may in good faith rely on information, opinions, reports or statements prepared by officers or employees of the corporation, counsel, accountants and investment bankers. The duty of obedience requires that directors avoid committing acts beyond the scope of the powers of the corporation. When directors act consistently with their duties of loyalty (including good faith), care and obedience, their decisions are generally presumed to be valid under the Texas business judgment rule.

Under Delaware law, a director owes the fiduciary duties of due care and loyalty to the corporation and its stockholders. The duty of care requires directors to inform themselves, prior to making a business decision, of all material information reasonably available to them and to then act with requisite care in the discharge of their duties. The duty of loyalty requires directors to act in good faith and refrain from self-dealing. When directors act consistently with their duties of care and loyalty, their decisions are generally presumed to be valid under the Delaware business judgment rule.

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders
Elimination of Director Personal Liability for Monetary Damages

Texas law permits a corporation to eliminate in its articles of incorporation all monetary liability of a director to the corporation or its shareholders for conduct in the performance of such director’s duties, except where such liability is based on:

•    Breaches of the duty of loyalty to the corporation or its shareholders;

•    Acts or omissions not in good faith that constitutes a breach of duty of the person to the corporation or involves intentional misconduct or a knowing violation of law;

•    Transactions from which the director obtains an improper benefit; or

•    Violations of applicable statutes which expressly provide for the liability of a director.

Cash America’s articles of incorporation provide for the elimination of liability of directors for monetary damages.

The DGCL permits a corporation to eliminate the personal liability of directors for monetary damages, except where such liability is based on:

•    Breaches of the director’s duty of loyalty to the corporation or its stockholders;

•    Acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•    The payment of unlawful dividends or unlawful stock repurchases or redemptions; or

•    Transactions in which the director received an improper personal benefit.

Such a limitation of liability provision also may not limit a director’s liability for violation of, or otherwise relieve the company or directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

FirstCash’s certificate of incorporation will provide that no director shall be personally liable to FirstCash or its stockholders for monetary damages for breach of fiduciary duties by such director as a director, subject to the exceptions set forth in the DGCL and listed above.

Indemnification	Texas law permits a corporation to indemnify a director or former director against judgments and expenses reasonably and actually incurred by the person in connection with a proceeding if the person (i) acted in good faith, (ii) reasonably believed, in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests, and otherwise that the person’s conduct was not opposed to the corporation’s best interests, and (iii) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s	Delaware law generally permits indemnification of expenses, including attorneys’ fees, actually and reasonably incurred in the defense or settlement of a derivative or third party action, provided there is a determination by a majority vote of a disinterested quorum of the directors, by independent legal counsel or by the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders

conduct was unlawful. If, however, the person is found liable to the corporation, or is found liable on the basis that such person received an improper personal benefit, then indemnification under Texas law is limited to the reimbursement of reasonable expenses actually incurred and no indemnification will be available if the person is found liable for (i) willful or intentional misconduct in the performance of the person’s duty to the corporation, (ii) breach of the person’s duty of loyalty owed to the enterprise, or (iii) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation.

Cash America’s articles of incorporation and bylaws authorize indemnification of current and former directors and officers to the fullest extent permissible under Texas law.

Cash America may purchase indemnification insurance as the board of directors may determine from time to time to the maximum extent permitted by law.

believe the person’s action was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Expenses incurred by an officer or director in defending an action may be paid in advance if the director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification. Delaware law authorizes a corporation to purchase indemnity insurance for the benefit of its directors, officers, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy. Delaware law permits a Delaware corporation to provide indemnification in excess of that provided by statute.

FirstCash’s certificate of incorporation and bylaws will provide for indemnification of current and former directors and officers to the fullest extent permitted under the DGCL.

FirstCash may maintain indemnification insurance to protect itself and any director, officer, employee or agent of the corporation.

Payment of Dividends

Under Texas law, a distribution includes a transfer of cash or other property (except a corporation’s own shares or rights to acquire its shares), or an issuance of debt, by a corporation to its shareholders in the form of: (i) a dividend on any class or series of the corporation’s outstanding shares; (ii) a purchase or redemption, directly or indirectly, of its shares; or (iii) a payment in liquidation of all or a portion of its assets. Texas law also provides that a corporation may not make a distribution if such distribution violates its articles of incorporation or if it either renders the corporation unable to pay its debts as they become due in the course of its business or affairs or exceeds, depending on the type of distribution, either the net assets or the surplus of the corporation.

The DGCL permits the payment of dividends to stockholders only out of surplus (as defined in the DGCL) or, if there is no such surplus, net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year; provided, however, that dividends may not be paid out of net profits if, after the payment of such dividends, the corporation’s capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of the corporation’s assets.

The certificate of incorporation and the bylaws of FirstCash will not contain specific provisions for the payment of dividends.

	Rights of Cash America Shareholders	Rights of FirstCash Shareholders

The articles of incorporation and the bylaws of Cash America do not provide specific provisions for the payment of dividends.

Cash America’s bylaws provide that the board may fix in advance a date as the record date for determining shareholders entitled to receive a distribution, such date not to be more than 60 calendar days nor less than 10 calendar days prior to the date of distribution.

FirstCash’s bylaws will provide that the board of directors or a committee of the board may set a record date for a dividend to determine the stockholders entitled to receive a payment. Such date may not be fixed more than 60 days nor less than 10 days prior to the distribution. If no date is fixed, then it shall be the date after the board adopts a resolution declaring a dividend.

Anti-Takeover Statutes/Provisions

The TBOC imposes a special voting requirement for the approval of specific business combinations and related party transactions between public corporations and affiliated shareholders unless the board of directors of the corporation approves the transaction or the acquisition of shares by the affiliated shareholder occurred prior to the affiliated shareholder becoming an affiliated shareholder.

The TBOC prohibits specific mergers, sales of assets, reclassifications and other transactions between shareholders beneficially owning 20% or more of the outstanding stock of a Texas public corporation for a period of three years following the shareholder acquiring shares representing 20% or more of the corporation’s voting power unless two-thirds of the unaffiliated shareholders approve the transaction at a meeting held no earlier than six months after the shareholder acquires that ownership.

A vote of shareholders is not necessary if the board of directors approves the transaction or approves the purchase of shares by the affiliated shareholder before the affiliated shareholder acquires beneficial ownership of 20% of the shares, or if the affiliated shareholder was an affiliated shareholder before December 31, 1996 and continued as such through the date of the transaction.

Section 203 of the DGCL prohibits, subject to certain exceptions, a Delaware corporation from engaging in a business combination with an interested stockholder (i.e., a stockholder acquiring 15% or more of the outstanding voting stock) for three years following the date that such stockholder becomes an interested stockholder without board approval. Section 203 of the DGCL makes certain types of unfriendly or hostile corporate takeovers, or other non-board approved transactions involving a corporation and one or more of its significant stockholders, more difficult. Delaware corporations may “opt out” of Section 203 of the DGCL.

First Cash has not elected to “opt out” and FirstCash therefore will be subject to the anti-takeover provisions of Section 203 of the DGCL.

FirstCash’s bylaws will provide that in the event a takeover offer is received by FirstCash, the board of directors shall consider all relevant factors in evaluating such offer, including, but limited to, the terms of the offer and the potential economic and social impact of such offer on FirstCash’s stockholders, employees, customers, creditors and the communities in which it operates.

Rights of Cash America Shareholders	Rights of FirstCash Shareholders
Cash America’s articles of incorporation and bylaws do not provide specific provisions in connection with anti-takeover statutes.

NO APPRAISAL OR DISSENTERS’ RIGHTS

Holders of Cash America common stock who dissent to the merger will not have rights to an appraisal of the fair value of their shares. Under the TBOC, shareholders generally have appraisal rights in the event of a merger or consolidation. However, these appraisal rights are not available if (a) the shares held by the shareholder are part of a class of shares listed on a national securities exchange or held of record by at least 2,000 holders, (b) the shareholder is not required to accept for his or her shares any consideration that is different than the consideration to be provided to any other holder of shares of the same class held by the shareholder, and (c) the shareholder is not required to accept any consideration other than shares of a corporation that satisfy the requirements in clause (a) above. Because First Cash common stock is listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed following the merger, and because the merger otherwise satisfies the foregoing requirements, holders of Cash America common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Cash America common stock.

LEGAL MATTERS

The validity of the shares of First Cash common stock to be issued pursuant to the merger will be passed upon for First Cash by Alston & Bird LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for First Cash by Alston & Bird LLP and for Cash America by Hunton & Williams LLP.

EXPERTS

First Cash

The consolidated financial statements of First Cash Financial Services, Inc. and its subsidiaries as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of First Cash Financial Services, Inc.’s internal control over financial reporting as of December 31, 2015, incorporated herein by reference to First Cash Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, have been audited by Hein & Associates LLP, an independent registered public accounting firm, as set forth in their reports related thereto, which are incorporated herein by reference. Such consolidated financial statements and assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been so incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Cash America

The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting as of and for the year ended December 31, 2015 incorporated by reference in this registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements as of December 31, 2014 and for each of the two years in the period ended December 31, 2014 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

First Cash

First Cash will hold a regular annual meeting in 2017 regardless of whether the merger is completed. For inclusion in the proxy statement and form of proxy relating to the 2017 annual meeting, stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act (“Rule 14a-8”) must be received by First Cash no later than December 29, 2016.

Separate and apart from the requirements of Rule 14a-8 relating to the inclusion of stockholders’ proposals in First Cash’s proxy statement, First Cash’s bylaws require notice of nominations of directors or any other action to be brought before an annual meeting to be received by First Cash not less than 60 days nor more than 90 days prior to the date of such annual meeting; provided, however, that in the event less than 75 days’ notice of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 15th day following the date on which such notice of the date of the annual meeting was mailed. Further, the notice must contain the information required by First Cash’s bylaws.

Cash America

If the merger is completed on the expected timetable, Cash America will not hold a regular annual meeting in 2017. If, however, the merger is not completed and Cash America holds a regular annual meeting in 2017, in order to be considered for inclusion in the proxy statement and form of proxy for the 2017 annual meeting of stockholders, stockholder proposals must have been submitted in writing and received by Cash America’s corporate secretary no later than December 9, 2016 and otherwise comply with the requirements of Rule 14a-8.

Stockholders who desire to nominate a person as a director for election at Cash America’s 2017 annual meeting or to present other business at the 2017 annual meeting without inclusion in the proxy statement for such meeting must notify Cash America’s Corporate Secretary in writing of such intent not less than 70 days nor more than 100 days prior to the first anniversary of the 2016 annual meeting. However, in the event that the date of the 2017 annual meeting is advanced more than 30 calendar days prior to such anniversary date or delayed more than 60 calendar days after such anniversary date, then to be timely such notice must be received by the Corporate Secretary on or before the later of (i) 70 calendar days prior to the date of the 2017 annual meeting or (ii) the 10th day following the day on which public announcement of the date of the meeting was made. The notice also must provide certain additional information required by Cash America’s bylaws related to the shareholder proponent, the director nominee and/or the other proposed business.

OTHER MATTERS AT THE SPECIAL MEETING

As of the date of this joint proxy statement/prospectus, neither the First Cash board of directors nor the Cash America board of directors knows of any matters that will be presented for consideration at either the First Cash special meeting or the Cash America special meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either the First Cash special meeting or the Cash America special meeting or any adjournments or postponements thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. It is intended that the persons named in the enclosed proxy card and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

First Cash and Cash America each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including First Cash and Cash America, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult First Cash’s or Cash America’s websites for more information about First Cash or Cash America, respectively. First Cash’s website is www.firstcash.com. Cash America’s website is www.cashamerica.com.

First Cash has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of First Cash common stock to be issued to Cash America shareholders pursuant to the merger. The registration statement, including the attached exhibits, contains additional relevant information about First Cash and Cash America common stock. The rules and regulations of the SEC allow First Cash and Cash America to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows First Cash and Cash America to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that First Cash has previously filed with the SEC (other than information furnished pursuant to Item 2.01 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about First Cash, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

•	Portions of the Proxy Statement on Schedule 14A filed on April 28, 2016 that are specifically incorporated by reference into First Cash’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

•	Current Reports on Form 8-K filed on January 6, 2016, February 8, 2016, April 28, 2016, April 29, 2016, June 8, 2016, June 14, 2016 and July 26, 2016 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

In addition, First Cash incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the First Cash special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or First Cash will provide you with copies of these documents, without charge, upon written or oral request to:

First Cash Financial Services, Inc.

690 East Lamar Boulevard

Suite 400

Arlington, Texas 76011

Attention: Investor Relations

This joint proxy statement/prospectus also incorporates by reference the documents listed below that Cash America has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Cash America, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

•	Portions of the Proxy Statement on Schedule 14A filed on April 7, 2016 that are specifically incorporated by reference into Cash America’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

•	Current Reports on Form 8-K filed January 28, 2016, January 29, 2016, April 28, 2016, April 29, 2016, May 20, 2016, June 14, 2016 and July 26, 2016 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

In addition, Cash America incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Cash America special meeting (other than information furnished pursuant to Item 2.02 or

Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Cash America will provide you with copies of these documents, without charge, upon written or oral request to:

Cash America International, Inc.

1600 West 7th Street

Fort Worth, Texas 76102

Attention: Investor Relations

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated August 1, 2016. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus from another document is accurate as of any date other than the date of such incorporated document. Neither our mailing of this joint proxy statement/prospectus to First Cash stockholders or Cash America shareholders nor the issuance by First Cash of shares of common stock pursuant to the merger will create any implication to the contrary.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of First Cash and Cash America made to the other in the merger agreement. Representations and warranties made by First Cash, Cash America and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding First Cash, Cash America or their businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

AMONG

FIRST CASH FINANCIAL SERVICES, INC.,

FRONTIER MERGER SUB, LLC and

CASH AMERICA INTERNATIONAL, INC.

DATED AS OF APRIL 28, 2016

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 28, 2016 (this “Agreement”), is among First Cash Financial Services, Inc., a Delaware corporation (“Frontier”), Frontier Merger Sub, LLC, a Texas limited liability company and a wholly owned subsidiary of Frontier (“Merger Sub”), and Cash America International, Inc., a Texas corporation (“Cowboy”). Each of Frontier, Merger Sub and Cowboy is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

RECITALS

WHEREAS, the Parties wish to effect a “merger of equals” upon and subject to the terms and conditions set forth in this Agreement pursuant to which Cowboy will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity in the Merger and remaining a wholly-owned subsidiary of Frontier;

WHEREAS, the Board of Directors of Cowboy (the “Cowboy Board”) has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of Cowboy and its shareholders, (b) approved, authorized, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that this Agreement be submitted for consideration at the Cowboy Shareholders Meeting and (d) resolved to recommend the approval of this Agreement by the Cowboy shareholders;

WHEREAS, the Board of Directors of Frontier (the “Frontier Board”) has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of Frontier and its stockholders, (b) approved, authorized, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that the issuance of shares of the Frontier Common Stock in the Merger as contemplated hereby be submitted for consideration at the Frontier Stockholders Meeting and (d) resolved to recommend the approval of the issuance of the Frontier Common Stock in the Merger as contemplated hereby by the Frontier stockholders;

WHEREAS, Frontier, in its capacity as the sole member of Merger Sub, and the manager of Merger Sub have taken all actions required for the execution of this Agreement by Merger Sub, to authorize, adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, this Agreement constitutes a “plan of merger” as such term is used in the TBOC;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code; and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to Frontier or Cowboy, as applicable, than those contained in the Confidentiality Agreement.

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anti-Corruption Laws” means any Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Frontier, Cowboy or their respective subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of payment or transfer of anything of value (including gifts or entertainment), directly or indirectly to any foreign governmental official or other Person to obtain an improper business advantage, including (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder and (ii) any other anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commercial Off-the-Shelf Software” or “COTS” means any commercially available software title (all versions thereof) (i) where the cumulative annual fee, including maintenance and support paid cumulatively by Cowboy and any Cowboy Subsidiary or Frontier and any Frontier Subsidiary, as applicable, is less than $1,000,000, (ii) where the cumulative one-time fee (i.e. a perpetual license or fixed term license) paid cumulatively by Cowboy and any Cowboy Subsidiary or Frontier and any Frontier Subsidiary, as applicable, is less than $1,000,000, or (iii) where the annual maintenance and support fee paid cumulatively by Cowboy and any Cowboy Subsidiary or Frontier and any Frontier Subsidiary, as applicable, is less than $500,000.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of February 19, 2016, between Frontier and Cowboy.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other agreement, including all amendments or modifications thereto.

“Covered Personal Information” shall mean the following information that Cowboy and any Cowboy Subsidiary or Frontier and any Frontier Subsidiary, as applicable, collect, use, or disclose from or about an individual: (i) first and last name; (ii) home or other physical address, including street name and city or town; (iii) email address or other online contact information, such as a user identifier or screen name; (iv) persistent identifier, such as IP address or machine I.D.; (v) telephone number, including home telephone number and mobile telephone number; (vi) physical location; (vii) social security number or any other identification number issued by a Governmental Authority; or (viii) any other information from or about an individual consumer that alone or in combination with other information could be used to identify an individual or otherwise facilitate decisions regarding individuals.

“Cowboy Bylaws” means the Bylaws of Cowboy as amended and in effect on the date hereof.

“Cowboy Charter” means the Articles of Incorporation of Cowboy dated October 4, 1984, as amended and in effect on the date hereof.

“Cowboy Equity Incentive Plans” means those plans pursuant to which Cowboy has granted qualified and non-qualified common stock options and nonvested common stock awards to officers, directors and other key employees, as set forth in Section 5.5(a) of the Cowboy Disclosure Letter.

“Cowboy Governing Documents” means the Cowboy Bylaws and the Cowboy Charter.

“Cowboy Intellectual Property” shall mean any and all Intellectual Property owned or purported to be owned by or exclusively licensed to Cowboy or any Cowboy Subsidiary.

“Cowboy Material Adverse Effect” means any event, circumstance, change, effect, development or occurrence that individually or in the aggregate (i) has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Cowboy and the Cowboy Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of Cowboy to consummate the Merger by the Outside Date; provided, that, for purposes of the foregoing clause (i), “Cowboy Material Adverse Effect” shall not include any event, circumstance, change, effect, development or occurrence to the extent arising out of or resulting from (A) any failure of Cowboy to meet any internal or analysts’ expectations, projections or forecasts or any estimates of earnings, revenue or other metrics for any period (provided, that the underlying cause of any such failure shall not, in and of itself, be excluded by this clause (A)), (B) any changes that generally affect the industries in which Cowboy and the Cowboy Subsidiaries conduct their business, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or national or international calamity or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement or the pendency of the Merger or the other transactions contemplated by this Agreement, including any loss of employees, suppliers or customers or any disruption in or termination of (or loss of or other negative effect or change with respect to) any customer, supplier or similar business relationships or partnerships resulting from the transactions contemplated hereby, including the Merger (provided, that this clause (F) does not apply in the context of the representations and warranties set forth in Section 5.4), (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of Frontier, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes or proposed changes in Law or GAAP (or the interpretation thereof), including the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposed change of any applicable Law of or by any Governmental Entity relating to any of the products or services offered by Cowboy, (J) any Action made or initiated by any Cowboy shareholder, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or (K) any changes in Cowboy’s stock price or the trading volume of Cowboy’s stock or any change in the credit rating of Cowboy (provided, that the underlying cause of any such change shall not, in and of itself, be excluded by this clause (K)), and which in the case of each of clauses (B), (C), (D), (E) and (I) do not disproportionately affect Cowboy and the Cowboy Subsidiaries, taken as a whole, relative to others in the industries in which Cowboy and the Cowboy Subsidiaries conduct their business, and in the case of clause (H), do not disproportionately affect Cowboy and the Cowboy Subsidiaries, taken as a whole, relative to others in the industries in which Cowboy and the Cowboy Subsidiaries conduct their business in the geographic regions in which Cowboy and the Cowboy Subsidiaries operate.

“Cowboy Owned Real Property” means all real property owned by Cowboy or any Cowboy Subsidiary, as set forth in Section 5.16(a) of the Cowboy Disclosure Letter.

“Cowboy SEC Documents” means all publicly available forms, documents, statements, schedules and reports filed or furnished by Cowboy under the Exchange Act or the Securities Act since January 1, 2014 and prior to the date of this Agreement.

“Cowboy Shareholder Approval” means the affirmative vote of the holders of at least two-thirds (2/3rds) of the outstanding shares of Cowboy Common Stock entitled to vote at the Cowboy Shareholders Meeting to approve this Agreement and the Merger.

“Cowboy Shareholders Meeting” means the meeting of the holders of shares of Cowboy Common Stock for the purpose of seeking the Cowboy Shareholder Approval, including any postponement or adjournment thereof.

“Cowboy Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by Cowboy, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by Cowboy or of which Cowboy or any subsidiary of Cowboy (which is a subsidiary of Cowboy within the meaning of either clause (a) or (b) of this definition) is a general partner, manager, managing member or the equivalent.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Letters” mean the Cowboy Disclosure Letter and the Frontier Disclosure Letter.

“Eagle” means Enova International, Inc.

“Eagle Stock” means shares of common stock, par value $0.00001 per share, of Eagle.

“Environmental Law” means any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” shall mean any permit, certificate, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Joint Proxy Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement, the solicitation of stockholder approval, engaging the services of the Exchange Agent, obtaining any third party consents, making any other filings with the SEC, and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Frontier Bylaws” means the Bylaws of Frontier as amended and in effect on the date hereof.

“Frontier Charter” means the Amended and Restated Certificate of Incorporation of Frontier, dated June 15, 2004 and as amended and in effect on the date hereof.

“Frontier Equity Incentive Plans” means those plans pursuant to which Frontier has granted qualified and non-qualified common stock options and nonvested common stock awards to officers, directors and other key employees, as set forth in Section 4.5(a) of the Frontier Disclosure Letter.

“Frontier Governing Documents” means the Frontier Bylaws and the Frontier Charter, except that, from and after the Effective Time, such term shall mean the Frontier Bylaws and the Frontier Charter as amended pursuant to Section 2.4(b).

“Frontier Intellectual Property” shall mean any and all Intellectual Property owned or purported to be owned by or exclusively licensed to Frontier or any Frontier Subsidiary.

“Frontier Material Adverse Effect” means any event, circumstance, change, effect, development or occurrence that, individually or in the aggregate, (i) has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Frontier and the Frontier Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of Frontier and Merger Sub to consummate the Merger by the Outside Date; provided, that, for purposes of the foregoing clause (i), “Frontier Material Adverse Effect” shall not include any event, circumstance, change, effect, development or occurrence to the extent arising out of or resulting from (A) any failure of Frontier to meet any internal or analysts’ expectations, projections or forecasts or any estimates of earnings, revenue or other metrics for any period (provided, that the underlying cause of any such failure shall not, in and itself, be excluded by this clause (A)), (B) any changes that generally affect the industries in which Frontier and the Frontier Subsidiaries conduct their business, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or national or international calamity or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement or the pendency of the Merger or the other transactions contemplated by this Agreement, including any loss of employees, suppliers or customers or any disruption in or termination of (or loss of or other negative effect or change with respect to) any customer, supplier or similar business relationships or partnerships resulting from the transactions contemplated hereby, including the Merger (provided, that this clause (F) does not apply in the context of the representations and warranties set forth in Section 4.4), (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of Cowboy, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes or proposed changes in Law or GAAP (or the interpretation thereof), including the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposed change of any applicable Law of or by any Governmental Entity relating to any of the products or services offered by Frontier, (J) any Action made or initiated by any Frontier stockholder, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or (K) any changes in Frontier’s stock price or the trading volume of Frontier’s stock or any change in the credit rating of Frontier (provided, that the underlying cause of any such change shall not, in and of itself, be excluded by this clause (K)), and which in the case of each of clauses (B), (C), (D), (E) and (I) do not disproportionately affect Frontier and the Frontier Subsidiaries, taken as a whole, relative to others in the industries in which Frontier and the Frontier Subsidiaries conduct their business, and in the case of clause (H), do not disproportionately affect Frontier and the Frontier Subsidiaries, taken as a whole, relative to others in the industries in which Frontier and the Frontier Subsidiaries conduct their business in the geographic regions in which Frontier and the Frontier Subsidiaries operate.

“Frontier Owned Real Property” means all real property owned by Frontier or any other Frontier Subsidiary, as set forth in Section 4.16(a) of the Frontier Disclosure Letter.

“Frontier SEC Documents” means all publicly available forms, documents, statements, schedules and reports filed or furnished by Frontier under the Exchange Act or the Securities Act since January 1, 2014 and prior to the date of this Agreement.

“Frontier Stockholders Meeting” means the meeting of the holders of shares of Frontier Common Stock for the purpose of seeking the Frontier Stockholder Approval, including any postponement or adjournment thereof.

“Frontier Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by Frontier, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by Frontier or of which Frontier or any subsidiary of Frontier (which is a subsidiary of Frontier within the meaning of either clause (a) or (b) of this definition) is a general partner, manager, managing member or the equivalent.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.2(a) (Authority), Section 4.3 (Approval Required), Section 4.5(a)–(e) (Capital Structure), Section 4.20 (Brokers), Section 4.22 (Takeover Statutes), Section 5.1 (Organization and Qualification; Subsidiaries), Section 5.2(a) (Authority), Section 5.3 (Approval Required), Section 5.5(a)–(e) (Capital Structure), Section 5.20 (Brokers), and Section 5.22 (Takeover Statutes).

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“Hazardous Substances” means: (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, mold, methane, asbestos and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign intellectual property rights, including all (i) patents, patent applications, invention disclosures, and all provisionals, related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, uniform resource locators and other names and locators associated with the Internet, and all registrations, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and copyrightable works, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Joint Proxy Statement” means the proxy statements in preliminary and definitive form relating to the Frontier Stockholders Meeting and the Cowboy Shareholders Meeting, together with any amendments or supplements thereto.

“Knowledge” means (i) with respect to Frontier, the actual knowledge of the persons named in Section 1.1 of the Frontier Disclosure Letter and (ii) with respect to Cowboy, the actual knowledge of the persons named in Section 1.1 of the Cowboy Disclosure Letter.

“Law” means any and all domestic (federal, state, municipal or local) or foreign laws, ordinances, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.

“Material Contract” means any Frontier Material Contract or any Cowboy Material Contract, as applicable.

“Merger Sub Governing Documents” means the certificate of formation and limited liability company operating agreement of Merger Sub, as in effect on the date hereof.

“NASDAQ” means the NASDAQ Global Select Market.

“NYSE” means the New York Stock Exchange.

“Order” means a judgment, injunction, order or decree of any Governmental Authority.

“Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Liens that are landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business; (iii) with respect to any real property, Liens that are zoning regulations, entitlements or other land use or environmental regulations by any Governmental Authority; (iv) with respect to Frontier, Liens that are disclosed on Section 1.1 of the Frontier Disclosure Letter, and with respect Cowboy, Liens that are disclosed on Section 1.1 of the Cowboy Disclosure Letter; (v) with respect to Frontier, Liens that are disclosed on the consolidated balance sheet of Frontier dated December 31, 2015, or notes thereto (or securing liabilities reflected on such balance sheet), and with respect to Cowboy, Liens that are disclosed on the consolidated balance sheet of Cowboy dated December 31, 2015, or notes thereto (or securing liabilities reflected on such balance sheet); (vi) with respect to Frontier or Cowboy, arising pursuant to any Material Contracts of such Party; (vii) with respect to any real property of Frontier or Cowboy, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof or other imperfections of title that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate; or (viii) with respect to Frontier or Cowboy, Liens that were incurred in the ordinary course of business since December 31, 2015 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Privacy Laws” means (i) all applicable international, federal, state, provincial and local Laws, directives and governmental requirements relating in any way to the privacy, confidentiality or security of Covered Personal Information, (ii) all applicable industry standards concerning privacy, data protection, confidentiality or information security, including the Payment Card Industry Data Security Standard, and any other similar standards, and (iii) applicable provisions of Cowboy’s or Frontier’s, as applicable, privacy policies, statements or notices.

“Privacy Obligations” means all applicable Privacy Laws, contractual obligations and privacy policies relating to the privacy of the customers and employees of Frontier and the Frontier Subsidiaries or Cowboy and the Cowboy Subsidiaries, as applicable, and web sites or to the collection, storage, and transfer of any Covered Personal Information collected by or on behalf of Frontier and the Frontier Subsidiaries or Cowboy and the Cowboy Subsidiaries, as applicable.

“Processing” means any operation or set of operations which is performed upon Covered Personal Information, whether or not by automatic means, such as underwriting, credit reporting, background checks, collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure or dissemination and such other activities relating to Covered Personal Information regulated by Privacy Laws.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Sanctioned Person” means any Person (i) named on the “Specially Designated Nationals and Blocked Persons List” administered by the United States Department of Treasury, Office of Foreign Assets Control (“OFAC”), (ii) identified as a blocked person solely pursuant to Executive Order 13599, or otherwise named on the “Consolidated Sanctions List” published by OFAC at its official website, https://www.treasury.gov/resource- center/sanctions/SDN-List/Pages/consolidated.aspx, or at any replacement website or other official publication of such lists, (iii) identified on the United States Department of Commerce, Bureau of Industry and Security’s “Denied Persons List,” “Entity List” or “Unverified List”, (iv) located, organized or resident in a country or territory that is the subject of sanctions or an embargo restricting substantially all trade with the country or territory (currently including, without limitation, Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of Ukraine), or (v) affiliated with, owned or controlled by, or acting on behalf of, any party described in clauses (i) through (iv) above.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof) or any successor agency.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Breach” means (i) any circumstance pursuant to which Law, including any Privacy Law, requires notification to be given to affected parties or other related activity in response to such circumstance and (ii) any circumstance that compromises, or would reasonably be expected to compromise, the physical security of any facility, Third Party Service Provider, data center or IT systems of Cowboy or Frontier, as applicable, in a fashion that either does or could reasonably be expected to permit unauthorized Processing of any Covered Personal Information or access to any other confidential information.

“Spin Transaction” means the distribution of 80% of the outstanding shares of Eagle, a former wholly owned subsidiary of Cowboy, to Cowboy’s shareholders pursuant to the terms of that certain separation and distribution agreement dated November 12, 2014.

“Straddle Period” means any taxable period that begins before the Closing Date but ends after the Closing Date.

“Tax” or “Taxes” means any tax, charge, fee, levy, impost, duty or other assessment, including income, gross receipts, margin, net margin, transfer, premium, excise, employment, sales, use, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, escheat, unclaimed property, abandoned property, environmental, federal highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, social security (or similar), single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated or other tax or governmental fee of any kind whatsoever imposed or required to be withheld by any Governmental Authority, including any interest, penalties and additions imposed thereon or with respect thereto, and including liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Law) as a transferee or successor, by contract, or otherwise.

“Tax Matters Agreement” means that certain tax matters agreement by and between Cowboy and Eagle dated as of November 12, 2014.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“TBOC” means the Texas Business Organizations Code, as amended.

“Termination Fee” means the Frontier Termination Fee or the Cowboy Termination Fee, as applicable.

“Third Party Service Provider” means, with respect to either Cowboy or Frontier, a third party that provides data or IT-related services to Cowboy or any Cowboy Subsidiary, in the case of Cowboy, or Frontier or any Frontier Subsidiary, in the case of Frontier.

“Wholly Owned Cowboy Subsidiary” means any wholly owned subsidiary of Cowboy.

“Wholly Owned Frontier Subsidiary” means any wholly owned subsidiary of Frontier.

(b) The following terms have the respective meanings set forth on the pages set forth below opposite such term:

Defined Term	Page
Acquisition Proposal	A-82
Adverse Recommendation Change	A-80
Agreement	A-1
Alternative Acquisition Agreement	A-79
Anti-Money Laundering Laws	A-31
Antitrust Laws	A-84
Certificate	A-17
Certificate of Merger	A-14
Charter Restrictions	A-89
Closing	A-14
Closing Date	A-14
Cowboy	A-1
Cowboy Benefit Plans	A-57
Cowboy Board	A-1
Cowboy Board Recommendation	A-47
Cowboy Common Stock	A-17
Cowboy Designees	A-15
Cowboy Disclosure Letter	A-45
Cowboy Employees	A-59
Cowboy Insurance Policies	A-65
Cowboy Leased Real Property	A-62
Cowboy Material Contract	A-65
Cowboy Material Intellectual Property	A-60
Cowboy Permits	A-52
Cowboy Qualified Benefit Plan	A-57
Cowboy Real Property	A-62
Cowboy Real Property Leases	A-62
Cowboy Released Parties	A-100
Cowboy RSU	A-21
Cowboy Tax Opinion	A-95
Cowboy Terminating Breach	A-97
Cowboy Termination Fee	A-99
Cowboy Voting Debt	A-49
Effective Time	A-15
Exchange Agent	A-18
Exchange Agent Agreement	A-18
Exchange Fund	A-19
Exchange Ratio	A-17
Form S-4	A-75
Frontier	A-1
Frontier Benefit Plans	A-34
Frontier Board	A-1
Frontier Board Recommendation	A-24
Frontier Common Stock	A-17

Defined Term	Page
Frontier Designees	A-15
Frontier Disclosure Letter	A-22
Frontier Employees	A-36
Frontier Foreign Benefit Plan	A-35
Frontier Insurance Policies	A-43
Frontier Leased Real Property	A-39
Frontier Material Contract	A-42
Frontier Material Intellectual Property	A-38
Frontier Permits	A-29
Frontier Preferred Stock	A-25
Frontier Qualified Benefit Plan	A-34
Frontier Real Property	A-40
Frontier Real Property Leases	A-39
Frontier Released Parties	A-99
Frontier Stockholder Approval	A-24
Frontier Tax Opinion	A-96
Frontier Terminating Breach	A-97
Frontier Termination Fee	A-98
Frontier Voting Debt	A-26
Historic Cowboy SEC Documents	A-50
Historic Frontier SEC Documents	A-27
Indemnified Parties	A-87
Interim Period	A-67
Letter of Transmittal	A-19
Merger	A-1
Merger Consideration	A-17
Merger Sub	A-1
New Plans	A-92
Notice Period	A-81
OFAC	A-10
Outside Date	A-96
Party(ies)	A-1
pdf	A-102
Referenced Entity	A-5
Remedial Action	A-85
Sarbanes-Oxley Act	A-27
Superior Proposal	A-82
Surviving Entity	A-14
Takeover Statutes	A-44
Transfer Taxes	A-90
Transition Period	A-91
TX SOS	A-14
Unaffiliated Designee	A-15

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section or Schedule, such reference is to an Article or Section of, or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d) “or” shall be construed in the inclusive sense of “and/or”;

(e) the phrase “furnished” or “made available” in this Agreement shall include (i) physical delivery, (ii) making physical documents available for inspection at a Party’s offices, and (iii) posting in the applicable Party’s virtual data room at least two (2) Business Days prior to the date hereof;

(f) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(g) all references herein to “$” or dollars shall refer to United States dollars;

(h) except as otherwise specifically provided herein, no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(i) it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(j) the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase;

(k) references to a Person are also to its successors and permitted assigns;

(l) any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified;

(m) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(n) except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. If the last day of the period is not a Business Day, the period in question shall end on the next Business Day; and

(o) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1 The Merger.

(a) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the TBOC, at the Effective Time, Cowboy shall be merged with and into Merger Sub, whereupon the separate existence of Cowboy will cease, with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will remain a wholly owned subsidiary of Frontier.

(b) The Merger shall have the effects set forth in the applicable provisions of the TBOC and this Agreement. From and after the Effective Time, the Surviving Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Cowboy and Merger Sub, all as provided under the TBOC and this Agreement.

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the Merger will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., Eastern time on the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) at such other place or date as may be agreed in writing by the Parties (the “Closing Date”).

Section 2.3 Effective Time. On the Closing Date, Cowboy and Merger Sub shall cause a certificate of merger with respect to the Merger to be duly executed and filed with the Texas Secretary of State (the “TX SOS”) in accordance with the TBOC (the “Certificate of Merger”), and make any other filings, recordings or publications required to be made by Cowboy, Merger Sub or the Surviving Entity under the TBOC in connection with the Merger. The Merger shall become effective at the date and time set forth in the Certificate of Merger (such date and time, the “Effective Time”), it being understood and agreed that the Parties shall cause the Effective Time to occur on the Closing Date.

Section 2.4 Organizational Documents; Name Change.

(a) At the Effective Time, the certificate of formation of the Surviving Entity shall be the certification of formation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Law. The limited liability company operating agreement of the Surviving Entity shall be the limited liability company operating agreement of Merger Sub as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable Law.

(b) At or immediately prior to the Effective Time, the Frontier Board shall (i) amend the Frontier Charter to change the name of Frontier to “FirstCash, Inc.” and (ii) amend and restate the Frontier Bylaws in their entirety as set forth on Exhibit A.

Section 2.5 Officers of the Surviving Entity. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of the Surviving Entity shall be the officers as set forth in Section 2.5 of the Cowboy Disclosure Letter.

Section 2.6 Frontier Directors and Officers.

(a) Effective at the Effective Time, unless otherwise agreed by Cowboy and Frontier in writing, Frontier shall take all action necessary (i) to fix the size of the Frontier Board at seven (7) members, (ii) to cause the three (3) individuals set forth in Section 2.6 of the Frontier Disclosure Letter (or if any of such individuals is unwilling or unable to serve as a director of Frontier, a replacement designated by the Frontier Board reasonably acceptable to the Cowboy Board) (such three directors, including replacements, the “Frontier Designees”) to remain as directors of Frontier or to appoint them as directors of Frontier, as the case may be, (iii) to appoint as directors of Frontier the three (3) individuals set forth in Section 2.6 of the Cowboy Disclosure Letter (or if any of such individuals is unwilling or unable to serve as a director of Frontier, a replacement designated by Cowboy reasonably acceptable to the Frontier Board) (such three directors, including replacements, the “Cowboy Designees”), with each of the three (3) Cowboy Designees being appointed to a different class of the Frontier Board as set forth in Section 2.6 of the Cowboy Disclosure Letter, (iv) to appoint as a director of Frontier the individual named in Section 2.6 of the Disclosure Letters as the Unaffiliated Designee (such director, including any replacement, the “Unaffiliated Designee”), which Unaffiliated Designee (A) is a former director of Frontier that has been selected by Frontier and approved by Cowboy as the Unaffiliated Designee, (B) will be an “Independent Director” within the meaning of NASDAQ Marketplace Rule 5605(a)(2) and, (C) as of the date of this Agreement, is not an employee, officer, director or Affiliate of Frontier, any Frontier Subsidiary, Cowboy or any Cowboy Subsidiary (if the individual named as the Unaffiliated Designee in Section 2.6 of the Disclosure Letters is unwilling or unable to serve as a director of Frontier, a replacement director that satisfies the requirements of clauses (B) and (C) of this Section 2.6(a)(iv) shall be selected by Frontier and approved by Cowboy (such approval not to be unreasonably withheld)), (v) to appoint Daniel R. Feehan (or another Cowboy Designee that is reasonably acceptable to the Frontier Board if Mr. Feehan is unwilling or unable to serve as a director of Frontier at the Effective time) as Chairman of the Frontier Board and Rick L. Wessel (or another Frontier Designee that is reasonably acceptable to the Cowboy Board if Mr. Wessel is unwilling or unable to serve as a director of Frontier at the Effective Time) as Vice Chairman of the Frontier Board, (vi) to fix the size of each of the three committees of the Frontier Board at three (3) members and to appoint to each committee one Frontier Designee, one Cowboy Designee and a third designee jointly agreed to by the Cowboy Designee and the Frontier Designee appointed to such committee (or in the absence of any such agreement, the third member of such committee in question shall be the Unaffiliated Designee) and (vii) to appoint as Chairman of each such committee an individual jointly selected by the Frontier Designee and the Cowboy Designee appointed to such committee pursuant to clause (vi) (or in the absence of any such agreement, the Chairman shall be the Unaffiliated Designee). All Cowboy Designees and Frontier Designees other than the current Executive Chairman of Cowboy and the current Chief Executive Officer of Frontier shall qualify as an “independent director,” as such term is defined in NASDAQ Marketplace Rule 5605(a)(2), and each Cowboy Designee and Frontier Designee appointed to a committee of the Frontier Board shall qualify as an “independent director” and satisfy any other requirements under the SEC or NASDAQ rules or regulations for serving on such committee.

(b) Prior to the Effective Time, the Frontier Board shall take all actions necessary to appoint T. Brent Stuart as the President and Chief Operating Officer of Frontier effective as of the Effective Time until the earlier of his death, resignation or removal or the time at which his successor is duly elected or appointed and qualified in accordance with applicable Law and the Frontier Governing Documents (provided such appointment shall be conditioned upon and effective upon the occurrence of the Effective Time). Frontier shall take all necessary action to cause Rick L. Wessel and R. Douglas Orr to remain as Chief Executive Officer (in addition to the appointment of Mr. Wessel as Vice Chairman pursuant to Section 2.6(a)(v)) and Executive Vice President and Chief Financial Officer of Frontier, respectively, in each case to serve from and after the Effective Time until the earlier of their respective death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Frontier Governing Documents.

Section 2.7 Headquarters. As soon as reasonably practicable after the Effective Time, the global headquarters and related corporate functions for Frontier and the Frontier Subsidiaries (including the Surviving Entity) will be located in Fort Worth, Texas, and the international headquarters and related international corporate functions for Frontier and the Frontier Subsidiaries will be located in Monterrey, Mexico.

Section 2.8 Tax Treatment. The Parties hereby confirm, covenant and agree to treat the Merger as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.8, and no Party shall take a position inconsistent with such treatment.

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1 Effects of the Merger.

(a) The Merger. At the Effective Time and by virtue of the Merger and without any further action on the part of Frontier, Cowboy or Merger Sub or the holders of any shares of Cowboy common stock, par value $0.10 per share (the “Cowboy Common Stock”):

(i) Each share of Cowboy Common Stock, if any, then held by Cowboy or any Wholly Owned Cowboy Subsidiary or held in Cowboy’s treasury (which, for the avoidance of doubt, shall not include shares of Cowboy Common Stock held in any Cowboy Equity Incentive Plan or in any related trust accounts (including any shares of Cowboy Common Stock held in a rabbi trust) or otherwise held in a fiduciary or agency capacity) shall automatically be retired and shall cease to exist, and no consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger;

(ii) Each share of Cowboy Common Stock, if any, then held by Frontier or any Wholly Owned Frontier Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger;

(iii) Except as provided in Section 3.1(a)(i) and Section 3.1(a)(ii) and subject to Sections 3.1(b) and 3.1(d), each share of Cowboy Common Stock issued and outstanding immediately prior to the Effective Time will be automatically cancelled and retired and converted into the right to receive (upon the proper surrender of the certificate representing such share (“Certificate”) or, in the case of a Book-Entry Share, the proper surrender of such Book-Entry Share) that number of validly issued, fully paid and nonassessable shares of common stock, $0.01 par value per share, of Frontier (“Frontier Common Stock”) equal to the Exchange Ratio. For purposes of this Agreement, “Exchange Ratio” means 0.840. As of the Effective Time, each holder of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented shares of Cowboy Common Stock shall cease to have any rights with respect thereto other than the right to receive (A) shares of Frontier Common Stock to be issued in consideration therefore upon the surrender of such Certificate or Book-Entry Share and (B) any cash, without interest, to be paid in lieu of any fractional share interests of Frontier Common Stock in accordance with Section 3.1(d) (the “Merger Consideration”);

(iv) The membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain the issued and outstanding membership interests of the Surviving Entity and shall be unaffected by the Merger; and

(v) At the Effective Time, each share of Frontier Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding. Immediately following the Effective Time, shares of Frontier Common Stock owned by Surviving Entity or any wholly-owned Subsidiary of Surviving Entity shall be surrendered to Frontier without payment therefor.

(b) Adjustment of the Exchange Ratio. Between the date of this Agreement and the Effective Time, if any of Cowboy or Frontier should split, combine or otherwise reclassify either the Cowboy Common Stock or the Frontier Common Stock or makes a dividend or other distribution in shares of the Cowboy Common Stock or the Frontier Common Stock (including any dividend or other distribution of securities convertible into Cowboy Common Stock or Frontier Common Stock), or engages in a reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such split, combination, reclassification, dividend, distribution, reorganization, exchange or change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

(c) Transfer Books. From and after the Effective Time, the share transfer books of Cowboy shall be closed, and thereafter there shall be no further registration of transfers of Cowboy Common Stock. From and after the Effective Time, Persons who held Cowboy Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law. On or after the Effective Time, any Certificates or Book-Entry Shares of Cowboy Common Stock presented to the Exchange Agent, Frontier or the Surviving Entity shall be exchanged for the Merger Consideration with respect to Cowboy Common Stock formerly represented thereby.

(d) No Fractional Shares. No certificates representing fractional shares of Frontier Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares of Cowboy Common Stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Frontier. Notwithstanding any other provision of this Agreement, each holder of shares of Cowboy Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Frontier Common Stock (after taking into account all Certificates and Book-Entry Shares of Cowboy Common Stock delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount rounded to the nearest whole cent, determined by multiplying (i) the per share Nasdaq Official Closing Price of the Frontier Common Stock (as reported on www.nasdaq.com) on the date immediately preceding the date on which the Effective Time shall occur (or, if the Frontier Common Stock did not trade on the NASDAQ on such prior date, the last day of trading in Frontier Common Stock on the NASDAQ prior to the Effective Time) by (ii) the fraction of a share of Frontier Common Stock to which such holder would otherwise be entitled.

Section 3.2 Exchange Procedures; Exchange Agent; Distributions with Respect to Unexchanged Shares.

(a) As soon as practicable prior to the Effective Time (but in no event later than three (3) Business Days prior to the mailing date of the Joint Proxy Statement), Frontier will designate a nationally recognized bank, trust company or stockholder services company reasonably acceptable to Cowboy to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, as provided in Section 3.1(a)(iii) and Section 3.1(d). Prior to the Effective Time, Frontier will enter into an exchange agent agreement with the Exchange Agent, in a form reasonably acceptable to Cowboy (the “Exchange Agent Agreement”), setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.2.

(b) Prior to the Effective Time, Frontier shall deposit in trust, for the sole benefit of the holders of shares of Cowboy Common Stock, with the Exchange Agent certificates or Book-Entry Shares representing shares of Frontier Common Stock to be issued pursuant to Section 3.1(a)(iii) in exchange for the shares of Cowboy Common Stock. After the Effective Time on the appropriate payment date, if applicable, Frontier shall provide or shall cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Frontier Common Stock pursuant to Section 3.2(e). Frontier shall deposit with the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 3.1(d). Such shares of Frontier Common Stock, together with any cash in lieu of fractional shares pursuant to Section 3.1(d) and dividends or distributions with respect thereto pursuant to Section 3.2(e), are referred to herein as the “Exchange Fund”. Frontier shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of, the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(c) As soon as reasonably practicable after the Effective Time (but in no event later than two (2) Business Days thereafter), Frontier shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share representing shares of Cowboy Common Stock (i) a letter of transmittal (a “Letter of Transmittal”) in customary form as prepared by Frontier and reasonably acceptable to Cowboy (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates or transfer of any Book-Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or the transfer of Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Cowboy Common Stock previously represented by such Certificate or Book-Entry Share shall have been converted pursuant to this Agreement.

(d) Upon surrender of a Certificate or transfer of any Book-Entry Share representing shares of Cowboy Common Stock to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of a Book-Entry Share, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share representing shares of Cowboy Common Stock shall be entitled to receive in exchange therefor (i) the number of whole shares of Frontier Common Stock into which the Cowboy Common Stock represented by the surrendered Certificate or Book-Entry Share shall have been converted at the Effective Time, (ii) cash in lieu of any fractional share interest of Frontier Common Stock in accordance with Section 3.1(d) and (iii) certain dividends and distributions in accordance with Section 3.2(e), if any, after the Exchange Agent’s receipt of such Certificate or “agent’s message” or other evidence, and the Certificate so surrendered or the Book-Entry Share so transferred, as applicable, shall be forthwith cancelled. The Exchange Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered or transferred as contemplated by this Section 3.2, each Certificate or Book-Entry Share representing shares of Cowboy Common Stock shall be deemed, at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article 3. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(e) No dividends or other distributions declared or made prior to or after the Effective Time with respect to Frontier Common Stock with a record date after the Effective Time shall be paid to any holder entitled by reason of the Merger to receive shares of Frontier Common Stock until, and no cash payment in lieu of a fractional share interest of Frontier Common Stock shall be paid to any such holder pursuant to Section 3.1(d) until, such holder shall have surrendered its Certificates or Book-Entry Share of Cowboy Common Stock pursuant to this Section 3.2. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Shares of Cowboy Common Stock, such holder shall be paid, in each case, without interest, (i) the amount of any dividends or other distributions theretofore paid with respect to the shares of Frontier Common Stock represented by the Certificate or Book-Entry Shares of Cowboy Common Stock surrendered by such holder and having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Frontier Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or after such surrender.

(f) In the event of a transfer of ownership of shares of Cowboy Common Stock that is not registered in the transfer records of Cowboy, it shall be a condition of payment that any Certificate or Book-Entry Share surrendered or transferred in accordance with the procedures set forth in this Section 3.2 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or Book-Entry Share transferred, or shall have established to the reasonable satisfaction of Frontier that such Tax either has been paid or is not applicable.

(g) Any portion of the Exchange Fund that remains undistributed to the holders of Cowboy Common Stock for twelve (12) months after the Effective Time shall be delivered to Frontier upon demand, and any former holders of Cowboy Common Stock prior to the Merger who have not theretofore complied with this Article 3 shall thereafter look only to Frontier for payment of their claims with respect thereto.

(h) None of Cowboy, Frontier, the Surviving Entity, the Exchange Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of the Merger Consideration if the Exchange Fund (or the appropriate portion thereof) has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of Cowboy Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Frontier free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.3 Cowboy Stock-Based Awards.

(a) As of the Effective Time, each restricted stock unit award and deferred stock unit award granted under a Cowboy Equity Incentive Plan (a “Cowboy RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled as of the Effective Time and converted into the right to receive, in the sole discretion of Frontier as designated in a written notice delivered by Frontier to Cowboy reasonably prior to the Effective Time, either (i) a cash payment equal to the product of (A) the number of shares of Cowboy Common Stock underlying such Cowboy RSU multiplied by the Exchange Ratio, multiplied by (B) the closing per share price of the Frontier Common Stock on the NASDAQ on the last day on which shares of Frontier Common Stock traded on the NASDAQ immediately preceding the date on which the Effective Time shall occur, or (ii) the Merger Consideration in respect of each share of Cowboy Common Stock subject thereto as of immediately prior to the Effective Time, plus, in each case and with respect to Cowboy RSUs granted prior to November 13, 2014 only, a number of shares of Eagle Stock equal to the product of (A) the number of shares of Cowboy Common Stock underlying such Cowboy RSU multiplied by (B) 0.915. Not later than the Closing Date, Cowboy shall deliver to the holders of Cowboy RSUs any required notices setting forth such holders’ rights pursuant to the relevant Cowboy Stock Plan and award documents.

(b) Prior to the Effective Time, Cowboy shall take all necessary action for the cancellation and conversion of the Cowboy RSUs in accordance with this Section 3.3.

Section 3.4 Withholding Rights. Each of Cowboy, Frontier, the Surviving Entity or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of Cowboy Common Stock, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of applicable Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Frontier or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Frontier or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

Section 3.6 Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FRONTIER AND MERGER SUB

Except (a) as set forth in the disclosure letter prepared by Frontier and delivered by Frontier to Cowboy prior to the execution and delivery of this Agreement (the “Frontier Disclosure Letter”) (it being acknowledged and agreed that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Frontier Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by Frontier that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have a Frontier Material Adverse Effect, and (iii) disclosure of any item in any section or subsection of the Frontier Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other Sections be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the Frontier Disclosure Letter corresponding to such Fundamental Representation; provided further, that nothing in the Frontier Disclosure Letter is intended to broaden the scope of any representation or warranty of Frontier made herein) or (b) as disclosed in the Frontier SEC Documents filed prior to the date hereof (excluding any disclosures of risks contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are similarly non-specific or cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such Frontier SEC Documents to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face; provided, that the disclosures in the Frontier SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding Section of the Frontier Disclosure Letter or (ii) the representations and warranties made in Section 4.4 (No Conflict; Required Filings and Consents), Section 4.6(a)-(c) (SEC Documents; Financial Statements; Sarbanes-Oxley Act), Section 4.7(c) (Absence of Certain Changes or Events) and Section 4.8 (No Undisclosed Liabilities), Frontier and Merger Sub hereby represent and warrant to Cowboy:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Frontier is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of Frontier and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect.

(b) Each Frontier Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Frontier Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect.

(c) Section 4.1(c) of the Frontier Disclosure Letter sets forth a true and complete list of the Frontier Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which Frontier and the Frontier Subsidiaries are qualified or licensed to do business, the type of and percentage of interest held, directly or indirectly, by Frontier (or another Frontier Subsidiary) in each Frontier Subsidiary and any interest in any Frontier Subsidiary held, directly or indirectly, by any Person other than Frontier or another Frontier Subsidiary.

(d) Neither Frontier nor any Frontier Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the Frontier Subsidiaries and investments in short-term investment securities).

(e) Frontier has made available to Cowboy complete and correct copies of the Frontier Governing Documents. Frontier is in compliance with the terms of its Frontier Governing Documents in all material respects.

Section 4.2 Authority.

(a) Frontier has the requisite corporate power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Frontier Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the issuance of shares of Frontier Common Stock in connection with the Merger. The execution and delivery of this Agreement by Frontier and Merger Sub and the consummation by Frontier and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or limited liability company action, and no other corporate or limited liability company proceedings on the part of Frontier and Merger Sub are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the issuance of the shares of Frontier Common Stock in the Merger, to receipt of the Frontier Stockholder Approval, and, with respect to the Merger, to the filing of the Certificate of Merger with, and acceptance for record of the Certificate of Merger by, the TX SOS.

(b) This Agreement has been duly executed and delivered by Frontier and Merger Sub, and assuming due authorization, execution and delivery by Cowboy, constitutes a legally valid and binding obligation of Frontier and Merger Sub enforceable against Frontier and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) The Frontier Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of Frontier and its stockholders, (ii) approved, authorized, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directed that the issuance of shares of the Frontier Common Stock in the Merger as contemplated hereby be submitted for consideration at the Frontier Stockholders Meeting and (iv) resolved to recommend the approval of the issuance of shares of the Frontier Common Stock in the Merger as contemplated hereby by the Frontier stockholders (such recommendations, the “Frontier Board

Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d) Frontier, in its capacity as the sole member of Merger Sub, and the manager of Merger Sub have approved this Agreement and the Merger.

Section 4.3 Approval Required. The affirmative vote of a majority of the shares of Frontier Common Stock present in person or represented by proxy at the Frontier Stockholders Meeting in favor of the approval of the issuance of the shares of Frontier Common Stock in the Merger (the “Frontier Stockholder Approval”) is the only vote of holders of equity securities of Frontier required to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Frontier and Merger Sub does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Frontier Stockholder Approval, conflict with or violate any provision of (A) the Frontier Governing Documents or the Merger Sub Governing Documents or (B) any equivalent organizational or governing documents of any other Frontier Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained, all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Frontier, Merger Sub or any other Frontier Subsidiary or by which any property or asset of Frontier, Merger Sub or any Frontier Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.4(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Frontier, Merger Sub or any Frontier Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under, or result in the creation of a Lien on any property or asset of Frontier, Merger Sub or any Frontier Subsidiary pursuant to, any Contract or Frontier Permit to which Frontier, Merger Sub or any Frontier Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Frontier and Merger Sub does not, and the performance of this Agreement by Frontier will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) as may be required under the rules and regulations of the NASDAQ or the NYSE, (iii) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the TX SOS pursuant to the TBOC, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) the consents, authorizations, orders or approvals of each Governmental Authority listed in Section 4.4(b) of the Frontier Disclosure Letter, (vi) such filings and approvals as may be required under the HSR Act or other applicable foreign, federal or state antitrust, competition, fair trade or similar applicable Laws, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect.

Section 4.5 Capital Structure.

(a) The authorized capital stock of Frontier consists of 90,000,000 shares of Frontier Common Stock, and 10,000,000 shares of preferred stock, $0.01 par value per share (“Frontier Preferred Stock”). At the close of business on April 26, 2016, (i) 28,243,229 shares of Frontier Common Stock were issued and outstanding, (ii) 12,051,669 shares of Frontier Common Stock were held in the treasury of Frontier, (iii) no shares of Frontier Preferred Stock were issued and outstanding, (iv) 225,662 shares of Frontier Common Stock were reserved for issuance pursuant to outstanding awards granted pursuant to the Frontier Equity Incentive Plans set forth in Section 4.5(a) of the Frontier Disclosure Letter, and (v) 1,037,550 shares of Frontier Common Stock were available for future grant under the Frontier Equity Incentive Plans set forth in Section 4.5(a) of the Frontier Disclosure Letter. All of the outstanding shares of capital stock of Frontier are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and were issued in compliance with applicable securities Laws, and all shares of Frontier Common Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be issued in compliance with applicable securities Laws. Except as set forth in this Section 4.5, there is no other outstanding capital stock of Frontier.

(b) Except for the awards granted pursuant to the Frontier Equity Incentive Plans as set forth in Section 4.5(a) of the Frontier Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Frontier or any of the Frontier Subsidiaries is a party or by which any of them is bound obligating Frontier or any of the Frontier Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Frontier or any Frontier Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, Frontier Voting Debt or other equity interests. There are no bonds, debentures, notes or other Indebtedness of Frontier or any Frontier Subsidiary issued and outstanding having general voting rights (or convertible into securities having such rights) on matters which Frontier stockholders may vote (“Frontier Voting Debt”).

(c) Except with respect to any awards granted pursuant to the Frontier Equity Incentive Plans as set forth in Section 4.5(a) of the Frontier Disclosure Letter, neither Frontier nor any Frontier Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) rights of any capital stock of Frontier or any of the Frontier Subsidiaries. Neither Frontier nor any Frontier Subsidiary has granted any registration rights on any of its capital stock. No Frontier Common Stock is owned by any Frontier Subsidiary.

(d) Frontier does not have a “poison pill” or similar stockholder rights plan.

(e) All dividends or other distributions on the shares of Frontier Common Stock and any material dividends or other distributions on any securities of any Frontier Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced on or prior to the date hereof and are not yet due and payable).

(f) All of the outstanding shares of capital stock of each of the Frontier Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Frontier Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Frontier Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. All of the issued and outstanding capital stock and other ownership interests of each of the Frontier Subsidiaries owned by Frontier, directly or indirectly, are owned free and clear of all Liens other than Permitted Liens and free of preemptive rights.

Section 4.6 SEC Documents; Financial Statements; Sarbanes-Oxley Act; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act.

(a) Frontier has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules and reports required to be filed by Frontier under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2013 (the forms, documents, statements and reports filed with the SEC since January 1, 2013, including any amendments thereto, the “Historic Frontier SEC Documents”). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the Historic Frontier SEC Documents (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Historic Frontier SEC Documents is, to the Knowledge of Frontier, the subject of ongoing SEC review and Frontier does not have any outstanding and unresolved comments from the SEC with respect to any Historic Frontier SEC Documents. None of the Historic Frontier SEC Documents is the subject of any confidential treatment request by Frontier.

(b) Frontier has made available to Cowboy complete and correct copies of all written correspondence between the SEC, on the one hand, and Frontier, on the other hand, since January 1, 2013 that is not publicly available on the SEC EDGAR system. At all applicable times, Frontier has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, as amended from time to time (the “Sarbanes-Oxley Act”).

(c) The consolidated audited and unaudited financial statements of Frontier and the Frontier Subsidiaries included, or incorporated by reference, in the Historic Frontier SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later Historic Frontier SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been prepared from, are in accordance with, and accurately reflect the books and records of Frontier and the Frontier Subsidiaries in all material respects, (ii) complied as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act, which such adjustments are not, in the aggregate, material to Frontier) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of Frontier and the Frontier Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Frontier and the Frontier Subsidiaries for the periods presented therein.

(d) Frontier has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Frontier in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Frontier’s management as appropriate to allow timely decisions regarding required disclosure, and to the Knowledge of Frontier, such disclosure controls and procedures are effective in timely alerting Frontier’s management to material information required to be included in Frontier’s periodic reports required under the Exchange Act (if Frontier were required to file such reports). Frontier and the Frontier Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Frontier has disclosed to Frontier’s auditors and audit committee (and made summaries of such disclosures available to Cowboy) (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Frontier’s ability to record, process, summarize and report financial information and (B) any fraud, to the Knowledge of Frontier, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. There are no internal investigations by Frontier personnel or, to the Knowledge of Frontier, any SEC or other governmental inquiries or investigations to which Frontier or any Frontier Subsidiary is a party pending or, to the Knowledge of Frontier, threatened, in each case regarding any accounting practices of Frontier.

(e) Frontier is not, and none of the Frontier Subsidiaries are, a party to, and neither Frontier nor any of the Frontier Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Frontier and any Frontier Subsidiary, on the one hand, and any unconsolidated Affiliate of Frontier or any Frontier Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Frontier, any Frontier Subsidiary or Frontier’s or Frontier Subsidiary’s audited financial statements or other Historic Frontier SEC Documents.

(f) None of Frontier or any Frontier Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940.

Section 4.7 Absence of Certain Changes or Events. Since December 31, 2015 through the date of this Agreement, (a) Frontier and each Frontier Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) neither Frontier nor any Frontier Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of Business by Frontier) if taken from and after the date of this Agreement and (c) there has not been any Frontier Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a Frontier Material Adverse Effect.

Section 4.8 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of Frontier dated as of December 31, 2015 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015 and (d) for executory obligations under Contracts entered into by Frontier or any Frontier Subsidiary in the ordinary course of business consistent with past practice (other than any liabilities or obligations resulting from any breach by Frontier or any Frontier Subsidiary of such a Contract), neither Frontier nor any Frontier Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b), (c) or (d) above, has had, or would reasonably be expected to have, a Frontier Material Adverse Effect.

Section 4.9 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, registrations, permits, certificates, approvals, variances, exemptions, waivers, orders, franchises, certifications and clearances that are the subject of Section 4.15 and Section 4.16, which are addressed solely in those Sections, Frontier and each Frontier Subsidiary is in possession of all authorizations, licenses, registrations, permits, certificates, approvals, variances, exemptions, waivers, orders, franchises, certifications and clearances of any Governmental Authority necessary for Frontier and each Frontier Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business, including the making of pawn loans and other consumer loans, substantially as they are being conducted as of the date hereof (the “Frontier Permits”), and all such Frontier Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Frontier Permits, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect. To the Knowledge of Frontier, no event has occurred with respect to any of the Frontier Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such Frontier Permits, except where the revocation, termination or material impairment would not reasonably be expected to have a Frontier Material Adverse Effect. To the Knowledge of Frontier, there is not pending or threatened any Action, petition, objection, inquiry, investigation or other pleading with any Governmental Authority having jurisdiction or authority over the operations of Frontier or the Frontier Subsidiaries that would reasonably be expected to impair the validity of any Frontier Permit or result in the revocation of any Frontier Permit, except where the revocation, termination or material impairment would not reasonably be expected to have a Frontier Material Adverse Effect.

(b) Neither Frontier nor any Frontier Subsidiary is, and for the past three (3) years neither Frontier nor any Frontier Subsidiary has been in non-compliance with (i) any Law applicable to Frontier or any Frontier Subsidiary or by which any property or asset of Frontier or any Frontier Subsidiary is bound (except for compliance with Laws addressed in Section 4.11, Section 4.12, Section 4.15, or Section 4.16 which are solely addressed in those Sections), or (ii) any Frontier Permits (except for the Frontier Permits addressed in Section 4.15 or Section 4.16 which are solely addressed in those Sections or such past non-compliance has been remedied and imposes no continuing material cost or obligations on Frontier or any Frontier Subsidiary), except, in each case, for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect.

(c) Frontier and the Frontier Subsidiaries are, and since January 1, 2013 have been, conducting their operations at all times in compliance in all material respects with applicable Anti-Corruption Laws. Since January 1,2013, neither Frontier nor any Frontier Subsidiary, nor, to the Knowledge of Frontier, any director, officer or employee of, or any agent or other Person acting on behalf of, Frontier or any of the Frontier Subsidiaries has (i) unlawfully made, incurred or provided any contribution, payment, benefit, donation, gift, entertainment or other expense relating to political activity; (ii) unlawfully made, or taken an act in furtherance of an offer, promise or authorization of, any direct or indirect payment or benefit to any government official or employee, including any employee or official of any government-owned or controlled entity or of a public international organization, or any Person acting in an official capacity for or on behalf of any of the foregoing; or (iii) made, offered, agreed, requested or accepted any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, donation, kickback or other unlawful or improper payment or benefit, in the case of each of clauses (i) through (iii) of this Section 4.9(c), in connection with the operation of the businesses of Frontier and the Frontier Subsidiaries. Since January 1, 2013, Frontier and the Frontier Subsidiaries have had an operational and effective Anti-Corruption Law compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of compliance by Frontier and the Frontier Subsidiaries with applicable Anti-Corruption Laws. Since January 1, 2013, neither Frontier nor any Frontier Subsidiary has been investigated, to the Knowledge of Frontier, by any Governmental Authority with respect to, or has been given notice by a Governmental Authority or any other Person of, any actual or alleged violation by Frontier or any of the Frontier Subsidiaries of any Anti-Corruption Laws. To the Knowledge of Frontier, there have been no false or fictitious entries made in the books and records of Frontier or any of the Frontier Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback, donation or other illegal or improper payment, and neither Frontier nor any of the Frontier Subsidiaries have established or maintained a secret or unrecorded fund.

(d) Frontier and the Frontier Subsidiaries are, and since January 1, 2013 have been, conducting their operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all anti-money laundering laws administered or enforced by any Governmental Authority in jurisdictions where Frontier and the Frontier Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”). Frontier and the Frontier Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Frontier and the Frontier Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(e) Neither Frontier nor any of the Frontier Subsidiaries, nor, to the Knowledge of Frontier, any director, officer or employee of, or any agent or other person acting on behalf of, Frontier or any of the Frontier Subsidiaries, is currently a Sanctioned Person. For the past five (5) years, Frontier and the Frontier Subsidiaries have not knowingly engaged in, are not now knowingly engaged in and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was a Sanctioned Person in violation of Law.

Section 4.10 Litigation. Other than as disclosed in Section 4.10 of the Frontier Disclosure Letter, (a) there is no material Action or investigation to which Frontier or any Frontier Subsidiary is a party (either as plaintiff or defendant) pending before any Governmental Authority or, to the Knowledge of Frontier, threatened before any Governmental Authority; (b) none of Frontier and the Frontier Subsidiaries has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of Frontier or the Frontier Subsidiaries; and (c) no Order has been issued in any proceeding to which Frontier or any of the Frontier Subsidiaries is or was a party, or, to the Knowledge of Frontier, in any other proceeding, that enjoins or requires Frontier or any of the Frontier Subsidiaries to take action of any kind with respect to its businesses, assets or properties that would reasonably be expected to have a Frontier Material Adverse Effect.

Section 4.11 Taxes.

(a) Except for such failures as would not reasonably be expected to have a Frontier Material Adverse Effect, Frontier and each Frontier Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns, all Mexico federal and state Tax Returns and all other foreign Tax returns, and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Frontier and each Frontier Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions, in accordance with GAAP, on the financial statements included in the Frontier SEC Documents for, all material Taxes required to be paid by them for all taxable periods and portions thereof through the date of such financial statements, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by Frontier and each Frontier Subsidiary and true and materially complete copies of all foreign and state Tax Returns with respect to the taxable years including and after the period ended December 31, 2012 have been made available to Cowboy.

(b) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Frontier, threatened with regard to any material Taxes or Tax Returns of Frontier or any Frontier Subsidiary, (ii) no material deficiency for Taxes of Frontier or any Frontier Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Frontier, threatened, by any Governmental Authority, which deficiency has not yet been settled or for which there are not adequate reserves on the financial statements included in the Frontier SEC Documents except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect and (iii) Frontier has not, nor has any Frontier Subsidiary, waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year.

(c) Since January 1, 2012, Frontier and the Frontier Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d) There are no Tax Liens upon any property or assets, real or personal, tangible or intangible, of Frontier or any Frontier Subsidiary except for Permitted Liens.

(e) After the Closing Date, Frontier shall not, nor shall any Frontier Subsidiary, be bound by any Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(f) Since January 1, 2012, Frontier has not, nor has any Frontier Subsidiary, requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and Frontier or any Frontier Subsidiary is not subject to any written ruling of a Governmental Authority.

(g) Neither Frontier nor any Frontier Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Frontier) or (ii) has any liability for the Taxes of any Person (other than any Frontier Subsidiary).

(h) Neither Frontier nor any Frontier Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(i) Neither Frontier nor any Frontier Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(j) No written power of attorney that has been granted by Frontier or any Frontier Subsidiary (other than to Frontier or a Frontier Subsidiary) currently is in force with respect to any matter relating to Taxes.

(k) Neither Frontier nor any Frontier Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of Frontier is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) No Claim has been made in writing, either during the last five (5) years preceding the date of this Agreement or that remains unresolved, by a Governmental Authority or a jurisdiction where Frontier or any Frontier Subsidiary has not filed Tax Returns that Frontier or such Frontier Subsidiary is or may be subject to taxation by that jurisdiction.

(m) Neither Frontier nor any Frontier Subsidiary will be required to include any income or gain or exclude any deduction or loss for any taxable period or portion thereof after the Closing Date as a result of any

(i) change in method of accounting made on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) closing agreement under Section 7121 of the Code (or any similar provision of applicable Law) executed on or prior to the Closing Date, (iv) deferred intercompany gain or excess loss account in the stock of any Frontier Subsidiary as of the Closing Date under Treasury Regulations under Section 1502 of the Code in connection with a transaction consummated on or prior to the Closing Date, (v) installment sale or open transaction disposition consummated on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date or (vii) indebtedness discharged in connection with any election under Section 108(i) of the Code (or any similar provision of applicable Law) made on or prior to the Closing Date.

(n) Neither Frontier nor any Frontier Subsidiary is a party to any Contract or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Code Section 280G or in the disallowance of any deductions pursuant to Code Section 162(m).

(o) Neither Frontier nor any Frontier Subsidiary will recognize any gain or loss as a result of Frontier’s restructuring transactions taken as part of the formation of a new foreign holding company structure, as set forth in Section 4.11(o) of the Frontier Disclosure Letter.

(p) Neither Frontier nor any Frontier Subsidiary has taken any action that would result in the Spin Transaction not qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) or that would result in the Spin Transaction being taxable by reason of Section 355(e) of the Code and related provisions of the Code.

Section 4.12 Benefit Plans.

(a) Section 4.12(a) of the Frontier Disclosure Letter contains a list of each material (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, (ii) severance, change in control and employment plan, or other Contracts, and (iii) vacation, incentive, bonus, stock option, stock purchase, restricted stock, and stock unit plan, program, arrangement, or policy sponsored, maintained or contributed to by Frontier or any Frontier Subsidiary or under which Frontier or any Frontier Subsidiary has any obligation or liability for the benefit of any current or former director, officer, independent contractor, or employee of Frontier or any Frontier Subsidiary or any spouse, dependent, or beneficiary thereof (collectively, the “Frontier Benefit Plans”). Frontier has made available to Cowboy a true and complete copy of (i) each Frontier Benefit Plan (or, in the case of any unwritten Frontier Benefit Plans, a description thereof), (ii) the three most recent annual reports on Form 5500 (including all schedules and attachments thereto) filed with respect to each Frontier Benefit Plan (if any such report was required by Law), (iii) the most recent summary plan description (or similar document) and summary of material modifications thereto for each Frontier Benefit Plan for which such a summary plan description is required by Law or was otherwise provided to plan participants or beneficiaries, (iv) each trust agreement and insurance or annuity contract or other funding or financing arrangement relating to any Frontier Benefit Plan, (v) the most recent IRS determination, opinion, or advisory letter issued with respect to each Frontier Benefit Plan, if applicable, or upon which each Frontier Benefit Plan is entitled to rely, and, (vi) the most recent audited financial statements. To the Knowledge of Frontier, each such Form 5500 and each such summary plan description (or similar document) was as of its date true, complete and correct in all material respects.

(b) The Frontier Benefit Plans are in compliance in all material respects with all applicable requirements of ERISA, the Code, and other applicable Laws, and have been administered, in all material respects, in accordance with their terms and such laws, except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect. Each Frontier Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable IRS determination letter or is maintained under a prototype or volume submitter document and entitled to rely on a favorable opinion or advisory letter that it is qualified under Section 401(a) of the Code (“Frontier Qualified Benefit Plan”) that has not been revoked, and, to the Knowledge of Frontier, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Frontier Qualified Benefit Plan.

(c) All contributions required to be made under the terms of any of the Frontier Benefit Plans or in accordance with all applicable Laws, including ERISA and the Code, before the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Historical Frontier SEC Documents.

(d) Except for ordinary and usual claims for benefits by participants and beneficiaries, there are no pending or, to the Knowledge of Frontier, threatened Actions with respect to any Frontier Benefit Plan, or inquiry by the IRS or the United States Department of Labor, that could reasonably be expected to result in material liability to Frontier or any Frontier Subsidiary.

(e) Each Frontier Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Frontier Benefit Plan. No Frontier Benefit Plan, agreement, Contract or other arrangement to which Frontier or, to the Knowledge of Frontier, any Frontier Subsidiary is a party or by which any of them is otherwise bound obligates Frontier to compensate or reimburse any Person in respect of taxes pursuant to Section 409A or 4999 of the Code. Neither Frontier nor any Frontier Subsidiary (i) has been required to report to any Governmental Authority any correction made or taxes due as a result of a failure to comply with Section 409A of the Code or (ii) has any indemnity or gross-up obligation for any taxes, interest, or other amounts imposed or accelerated under Section 409A of the Code.

(f) Neither Frontier nor any Frontier Subsidiary provides any medical, disability or life insurance benefits under any Frontier Benefit Plan after termination of employment other than as required under Section 4980B of the Code or similar law.

(g) Neither Frontier nor any Frontier Subsidiary of a Frontier Benefit Plan has engaged in a nonexempt “prohibited transaction” (described in Section 4975 of the Code or Section 406 of ERISA) that would subject Frontier or any Frontier Subsidiary to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the Code.

(h) Frontier has never, and no ERISA Affiliate of Frontier has ever, maintained or been obligated to contribute to (i) an employee benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) or Section 9001(a)(3) of ERISA, (iii) a “multiple employer plan” within the meaning of Code Section 413(c), or (iv) a multiple employer welfare arrangement as defined in ERISA Section 3(40). Frontier and its ERISA Affiliates have not incurred, and there are no circumstances under which either could reasonably be expected to incur, any liability under Title IV of ERISA or Section 412 of the Code.

(i) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result, separately or in the aggregate, in the payment, acceleration, vesting or enhancement of any compensation or benefits, including the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(j) With respect to each Frontier Benefit Plan that is not subject to U.S. Law (each, a “Frontier Foreign Benefit Plan”) established primarily for the benefit of employees of Frontier or any Frontier Subsidiary residing outside the United States and except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, (i) each such Frontier Foreign Benefit Plan has been established, maintained and administered in compliance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all requirements for such treatment, (ii) all employer and employee contributions to each Frontier Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (iii) the fair market value of the assets of each funded Frontier Foreign Benefit Plan, the liability of each insurer for any Frontier Foreign Benefit Plan funded through insurance or the book reserve established for any Frontier Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Frontier Foreign Benefit Plan, and no transactions contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. To the Knowledge of Frontier, each Frontier Foreign Benefit Plan required to be registered has been registered and has been maintained in all material respects in good standing with applicable regulatory authorities.

Section 4.13 Employees and Labor Matters.

(a) Neither Frontier nor any Frontier Subsidiary is a party to or bound by any material labor contract, material collective bargaining contract or material Contract with any works council that pertains to employees of Frontier or any Frontier Subsidiary and, to the Knowledge of Frontier, (i) no labor union, labor organization, works council, or group of employees of Frontier or any Frontier Subsidiary has made a pending demand for recognition or certification, (ii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by or otherwise performing services for Frontier or any Frontier Subsidiary (the “Frontier Employees”) since January 1, 2013, and (iii) none of the Frontier Employees has engaged in any union organizing activity since January 1, 2013. There are no material labor strikes, disputes, lockouts, slowdowns or stoppages pending or, to the Knowledge of Frontier, threatened against or affecting Frontier or any Frontier Subsidiary. Neither Frontier nor any Frontier Subsidiary is required to provide notice to any work council or similar representative body prior to the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, except where the failure to provide such notice would not, individually or in the aggregate, reasonably be expected to (i) result in material liability to Frontier and the Frontier Subsidiaries, taken as a whole, or (ii) materially delay or prevent the consummation of the transactions contemplated by this Agreement.

(b) There are no pending or, to the Knowledge of Frontier, threatened lawsuits, administrative charges, controversies, grievances or claims by any Frontier Employee, independent contractor, former Frontier Employee, or former independent contractor of Frontier or any Frontier Subsidiary before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority with respect to his or her employment or contractor relationship, compensation, terms of employment, termination of employment, employee benefits (except that arise in the ordinary course of business), or any other employment-related issue, except for such lawsuits, administrative charges, controversies, grievances or claims as would not reasonably be expected to have, individually or in the aggregate, a Frontier Material Adverse Effect.

(c) There are no pending or, to the Knowledge of Frontier, threatened Actions or investigations by any Governmental Authority to which Frontier or any Frontier Subsidiary is a party relating to the employment practices of Frontier or any Frontier Subsidiary, including Actions or investigations relating to discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, meal and rest breaks, occupational safety and health, employee whistle-blowing, immigration and employment eligibility verification, employee privacy, background checks and other consumer reports regarding employees or applicants and classification of employees, consultants and independent contractors, except for such Actions or investigations as would not reasonably be expected to have, individually or in the aggregate, a Frontier Material Adverse Effect.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, Frontier and each Frontier Subsidiary is, and for the past five (5) years has been, in compliance with all applicable Laws governing the employment of labor, including all contractual commitments and all such laws relating to discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, meal and rest breaks, occupational safety and health, employee whistle-blowing, immigration and employment eligibility verification, employee privacy, background checks and other consumer reports regarding employees and applicants, employment practices, classification of employees, consultants and independent contractors, collective bargaining, unemployment insurance, the collection and payment of withholding and/or social security taxes or any similar tax or workers’ compensation, including the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 1981, the Civil Rights Act of 1991, ERISA, the Fair Labor Standards Act, the Americans with Disabilities Act, the Occupational Safety and Health Act, the Family Medical and Leave Act, the Genetic Information Nondiscrimination Act, the National Labor Relations Act, the Equal Pay Act, the Fair Credit Reporting Act, the Worker Adjustment and Retraining Notification Act, Executive Order 11246 and any other executive orders or regulations governing affirmative action and equal employment opportunities, EEO and VETS-100 reporting obligations, the Immigration Reform and Control Act and all similar Laws to the extent such Laws apply to Frontier or any Frontier Subsidiary.

Section 4.14 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, with respect to all (i) issued patents and pending patent applications, (ii) federal, both United States and foreign jurisdictions, trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by Frontier or any other Frontier Subsidiary, (A) either Frontier or a Frontier Subsidiary is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (B) no Action is pending or, to the Knowledge of Frontier, threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, (i) no Intellectual Property owned or used by Frontier or any Frontier Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) to the Knowledge of Frontier, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of Frontier or any Frontier Subsidiary, and (iii) Frontier and the Frontier Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property used to conduct their business as currently conducted. Since January 1, 2013, none of Frontier or the Frontier Subsidiaries has received any written or, to the Knowledge of Frontier, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party. Neither the execution and delivery of this Agreement by Frontier, nor the performance of this Agreement by Frontier, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Frontier or any of the Frontier Subsidiaries in any Intellectual Property except as has not had and would not individually or in the aggregate, reasonably be expected to have a Frontier Material Adverse Effect.

(c) Frontier and the Frontier Subsidiaries have taken commercially reasonable steps to maintain and protect the Intellectual Property that is material to their business (“Frontier Material Intellectual Property”). All Frontier Material Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in all material respects in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Frontier, adequate for protection. To the Knowledge of Frontier, there has been no unauthorized disclosure of any Frontier Material Intellectual Property. No Person has asserted in writing that it has, and to the Knowledge of Frontier, no such Person has, any material right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Frontier Material Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business).

(d) Frontier and the Frontier Subsidiaries are, and during the past five (5) years have been, in compliance in all material respects with all applicable Privacy Obligations. Frontier and the Frontier Subsidiaries have put in place reasonable and appropriate security measures to protect any Covered Personal Information in its possession from illegal or unauthorized access, use, or disclosure, including a written information security program that includes appropriate controls that have been regularly tested and reviewed. To the Knowledge of Frontier, no person has gained unauthorized access to any Covered Personal Information held by Frontier or any Frontier Subsidiary or otherwise held or processed on their behalf, which has resulted in the misappropriation of such Covered Personal Information. The consummation of the transactions contemplated hereby, including any transfer of Covered Personal Information resulting from such transactions, will not materially violate any Privacy Obligation as it currently exists or as it existed at any time during which any of such Covered Personal Information was collected or obtained. Frontier and the Frontier Subsidiaries have not been notified in writing of and, to the Knowledge of Frontier, are not the subject of any Action related to data security or privacy. No Person (including any Governmental Authority) has made any claim or, to the Knowledge of Frontier, commenced any Action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Frontier or its Subsidiaries (or any of their employees, contractors, or subcontractors).

(e) Section 4.14(e) of the Frontier Disclosure Letter lists all material Security Breaches which have occurred during the past five (5) years and which Frontier has Knowledge of. For each such Security Breach, Frontier or the Frontier Subsidiaries have taken all necessary steps and remedial measures to prevent the reoccurrence of such Security Breach and has complied in all material respects with the notification requirements of applicable Law. Frontier and the Frontier Subsidiaries have taken reasonable steps to prevent the occurrence of any Security Breach and, to the Knowledge of Frontier, no vulnerabilities or weaknesses exist in the facilities, information technology systems, or data security practices or procedures (including those of any Third Party Service Provider) of Frontier and the Frontier Subsidiaries which could reasonably be expected to result in a material Security Breach.

Section 4.15 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, (i) no notification, demand, request for information, citation, summons or Order has been received, no complaint has been filed, no penalty has been assessed and no Action or investigation is pending or, to the Knowledge of Frontier, is threatened relating to Frontier, any of the Frontier Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance, (ii) Frontier and the Frontier Subsidiaries are and, for the past three (3) years, have been, in compliance with all Environmental Laws and all applicable Environmental Permits, (iii) Frontier and each Frontier Subsidiary is in possession of all Environmental Permits necessary for Frontier and each Frontier Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect, (iv) there have been no releases of Hazardous Substances at any properties that are owned, operated, leased or used by Frontier or any Frontier Subsidiary in connection with the operations of Frontier or any Frontier Subsidiary thereon, or to the Knowledge of Frontier, at properties that were formerly owned, operated, leased or used by Frontier or any Frontier Subsidiary, and (v) there are no liabilities or obligations of Frontier or any of the Frontier Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and, to the Knowledge of Frontier, there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.16 Properties.

(a) Frontier or any other Frontier Subsidiary, as the case may be, holds good, valid and marketable title to the Frontier Owned Real Property free and clear of Liens other than Permitted Liens. Section 4.16(a) of the Frontier Disclosure Letter sets forth a true, complete and correct list of all Frontier Owned Real Property.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, Frontier and the Frontier Subsidiaries have (i) valid and enforceable leasehold interests in all real property in which Frontier or such Frontier Subsidiaries hold an interest pursuant to a lease, sublease, license or other similar written agreement (the “Frontier Leased Real Property”, and such leases, subleases, licenses or other similar written agreements, the “Frontier Real Property Leases”), and (ii) good title, or valid and enforceable rights to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible personal properties and assets necessary to carry on their businesses as now being conducted, in each of clauses (i) – (ii), free and clear of Liens other than Permitted Liens. Section 4.16(b) of the Frontier Disclosure Letter sets forth a true, complete and correct list of all Frontier Leased Real Property.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, (i) each Frontier Real Property Lease is valid and in full force and effect and (ii) none of Frontier or any of the Frontier Subsidiaries, nor, to the Knowledge of Frontier, any other party to a Frontier Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Frontier Real Property Lease, and none of Frontier or any of the Frontier Subsidiaries has received notice that it has breached, violated or defaulted under any Frontier Real Property Lease.

(d) The Frontier Owned Real Property and the Frontier Leased Real Property are referred to collectively herein as the “Frontier Real Property.” The Frontier Real Property constitutes all real property necessary for the conduct of the business of Frontier and the Frontier Subsidiaries, taken as a whole, as currently conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, neither Frontier nor any other Frontier Subsidiary has received written notice of any Actions in eminent domain, condemnation or other similar Actions that are pending, and to Frontier’s Knowledge there are no such Actions threatened, affecting any portion of the Frontier Real Property and neither Frontier nor any other Frontier Subsidiary has received written notice of the existence of any Order or of any pending Action relating to the ownership, lease, use, occupancy or operation by any Person of the Frontier Real Property. Neither Frontier nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the Frontier Real Property or any material portion thereof. Neither Frontier nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the material Frontier Real Property or any material portion thereof. Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, each Frontier Real Property and all buildings and improvements located on the Frontier Real Property are in a state of good operating condition, subject to reasonable wear and tear, and all mechanical and utility systems servicing such improvements are in good condition.

Section 4.17 Material Contracts.

(a) Section 4.17(a) of the Frontier Disclosure Letter sets forth a list of each Contract (other than a Frontier Benefit Plan or a Frontier Real Property Lease) in effect as of the date hereof to which Frontier or any Frontier Subsidiary is a party or by which any of its properties or assets are bound that:

(i) is required to be filed as an exhibit to Frontier’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act or is required to be disclosed pursuant to Item 404 of Regulation S-K;

(ii) obligates Frontier or any Frontier Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,500,000 and is not cancelable within ninety (90) days without material penalty to Frontier or any Frontier Subsidiary;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Frontier or any Frontier Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by Frontier or any Frontier Subsidiary or the geographic area in which Frontier or any Frontier Subsidiary may conduct business;

(iv) obligates Frontier or any Frontier Subsidiary to indemnify any past or present directors, officers, or employees of Frontier or any Frontier Subsidiary pursuant to which Frontier or any Frontier Subsidiary is the indemnitor (other than the Frontier Governing Documents or organizational or governing documents of the Frontier Subsidiaries);

(v) constitutes an Indebtedness obligation of Frontier or any Frontier Subsidiary (other than owed to any other Frontier Subsidiary) with an outstanding principal amount as of the date hereof greater than $5,000,000;

(vi) requires Frontier or any Frontier Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $5,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vii) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(viii) constitutes a loan to any Person by Frontier or any Frontier Subsidiary (other than a loan to any other Frontier Subsidiary) in an amount in excess of $1,000,000;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of, or any Contract involving a sharing of revenues, profits, losses, costs or liabilities by, the Frontier or any Frontier Subsidiary with a third party;

(x) prohibits the pledging of the capital stock of Frontier or any Frontier Subsidiary or prohibits the issuance of guarantees by any Frontier Subsidiary;

(xi) is with a Governmental Authority;

(xii) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $1,000,000;

(xiii) is an employment Contract or consulting Contract that could reasonably be expected to result in annual payments in excess of $500,000;

(xiv) is a collective bargaining agreement or other Contract with any labor organization, union, works council or association;

(xv) is any license, sublicense, option, development or collaboration agreement or other Contract relating to Frontier Material Intellectual Property (excluding Commercial Off-The-Shelf Software, and excluding agreements the primary purpose of which is to purchase tangible goods or procure services unrelated to Intellectual Property and in the ordinary course of business), in each case that (A) could result in annual payments, individually, in excess of $2,500,000 or (B) grants to any Person an exclusive license or any exclusive rights to any Frontier Material Intellectual Property;

(xvi) is any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Frontier or any Frontier Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses in an amount in excess of $5,000,000);

(xvii) is any agreement that by its terms limits the payment of dividends or other distributions by Frontier or any Frontier Subsidiary; or

(xviii) is any other agreement which would prohibit or delay beyond the Outside Date the consummation of the Merger or any other transaction contemplated by this Agreement.

(b) Each Contract in any of the categories set forth in Section 4.17(a) to which Frontier or any Frontier Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Frontier Material Contract.”

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, each Frontier Material Contract is legal, valid, binding and enforceable on Frontier and each Frontier Subsidiary that is a party thereto and, to the Knowledge of Frontier, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, Frontier and each Frontier Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Frontier Material Contract and, to the Knowledge of Frontier, each other party thereto has performed all obligations required to be performed by it under such Frontier Material Contract prior to the date hereof. None of Frontier or any Frontier Subsidiary, nor, to the Knowledge of Frontier, any other party thereto, is in breach or violation of, or default under, any Frontier Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Frontier Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect. None of Frontier or any Frontier Subsidiary has received notice of any violation or default under any Frontier Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect. Since December 31, 2015 and as of the date hereof, neither Frontier nor any Frontier Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Frontier Material Contract.

Section 4.18 Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, all premiums due and payable under all material insurance policies (including policies providing casualty, liability, and workers compensation coverage) and all material fidelity bonds or other material insurance Contracts providing coverage for Frontier and the Frontier Subsidiaries (the “Frontier Insurance Policies”) have been paid, and Frontier and the Frontier Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Frontier Insurance Policies. No written notice of cancellation or termination has been received by Frontier or any Frontier Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually or in the aggregate, would not reasonably be expected to have a Frontier Material Adverse Effect, each of Frontier and the other Frontier Subsidiaries is, and since January 1, 2013 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

Section 4.19 Related Party Transactions. Except as (i) set forth in Section 4.19 of the Frontier Disclosure Letter or (ii) described in the publicly available Historic Frontier SEC Documents, no agreements, arrangements or understandings between Frontier or any Frontier Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among Frontier and Frontier Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.20 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.20 of the Frontier Disclosure Letter) is entitled to any financial advisory fee, broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Frontier or any Frontier Subsidiary.

Section 4.21 Opinion of Financial Advisor. The Frontier Board has received the opinion of Credit Suisse Securities (USA) LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Exchange Ratio is fair, from a financial point of view, to Frontier. Frontier will deliver to Cowboy a complete and correct copy of such written opinion promptly after receipt thereof by the Frontier Board solely for informational purposes.

Section 4.22 Takeover Statutes. Assuming that neither Cowboy nor any of its “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of Frontier, in each case as defined in Section 203 of the DGCL, the Frontier Board has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement, the Merger and the other transactions contemplated hereby. Furthermore, neither Frontier nor Merger Sub nor any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “affiliated shareholder” of Cowboy, in each case as defined in Section 21.601 of the TBOC. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) or any provision contained in the Frontier Charter or Frontier Bylaws are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of Frontier Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.23 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the membership interests of Merger Sub are owned by Frontier.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.24 Information Supplied. None of the information relating to Frontier or any Frontier Subsidiary contained or incorporated by reference in the Joint Proxy Statement or the Form S-4 that is provided by Frontier or any Frontier Subsidiary for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement or any other document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Joint Proxy Statement, including any amendment or supplement thereto, at the time of the mailing thereof, at the time of the Frontier Stockholders Meeting, at the time the Form S-4 is declared effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by Frontier with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that Frontier is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to Frontier, their officers, directors and partners and the Frontier Subsidiaries (or other information supplied by or on behalf of Frontier or any Frontier Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by Cowboy.

Section 4.25 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4, neither Frontier nor any other Person acting on its behalf has made any representation or warranty, expressed or implied, with respect to Frontier or any Frontier Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Frontier or any Frontier Subsidiary. In particular, without limiting the foregoing disclaimer, neither Frontier nor any other Person acting on its behalf makes or has made any representation or warranty to Cowboy or any of its respective Affiliates or Representatives with respect to, except for the representations and warranties made by Frontier in this Article 4, any oral or written information presented to Cowboy or any of its respective Affiliates or Representatives in the course of their due diligence of Frontier, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, Frontier acknowledges and agrees that neither Cowboy nor any other Person acting on its behalf has made or is making any representations or warranties relating to Cowboy whatsoever, express or implied, beyond those expressly given by Cowboy in Article 5, including any implied representation or warranty as to the accuracy or completeness of any information regarding Cowboy furnished or made available to Frontier or any of their respective Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF COWBOY

Except (a) as set forth in the disclosure letter prepared by Cowboy and delivered by Cowboy to Frontier prior to the execution and delivery of this Agreement (the “Cowboy Disclosure Letter”) (it being acknowledged and agreed that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Cowboy Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by Cowboy that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have a Cowboy Material Adverse Effect, and (iii) disclosure of any item in any section or subsection of the Cowboy Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other Sections be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the Cowboy Disclosure Letter corresponding to such Fundamental Representation; provided further, that nothing in the Cowboy Disclosure Letter is intended to broaden the scope of any representation or warranty of Cowboy made herein) or (b) as disclosed in the Cowboy SEC Documents filed prior to the date hereof (excluding any disclosures of risks contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are similarly non-specific or cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such Cowboy SEC Documents to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face; provided, that the disclosures in the

Cowboy SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding Section of the Cowboy Disclosure Letter, or (ii) the representations and warranties made in Section 5.4 (No Conflict; Required Filings and Consents), Section 5.6(a)-(c) (SEC Documents; Financial Statements; Sarbanes-Oxley Act), Section 5.7(c) (Absence of Certain Changes or Events) and Section 5.8 (No Undisclosed Liabilities), Cowboy hereby represents and warrants to Frontier that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Cowboy is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Cowboy is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect.

(b) Each Cowboy Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Cowboy Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect.

(c) Section 5.1(c) of the Cowboy Disclosure Letter sets forth a true and complete list of the Cowboy Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which Cowboy and the Cowboy Subsidiaries are qualified or licensed to do business, the type of and percentage of interest held, directly or indirectly, by Cowboy (or another Cowboy Subsidiary) in each Cowboy Subsidiary and any interest in any Cowboy Subsidiary held, directly or indirectly, by any Person other than Cowboy or another Cowboy Subsidiary.

(d) Except for the Eagle Stock set forth in Section 5.1(d) of the Cowboy Disclosure Letter and for any other equity interests or investments set forth in Section 5.1(d) of the Cowboy Disclosure Letter, neither Cowboy nor any Cowboy Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the Cowboy Subsidiaries and investments in short-term investment securities).

(e) Cowboy has made available to Frontier complete and correct copies of the Cowboy Governing Documents. Cowboy is in compliance with the terms of its Cowboy Governing Documents in all material respects.

Section 5.2 Authority.

(a) Cowboy has the requisite corporate power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Cowboy Shareholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by Cowboy and the consummation by Cowboy of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Cowboy are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to receipt of the Cowboy Shareholder Approval and the filing of the Certificate of Merger with, and acceptance for record of the Certificate of Merger by, the TX SOS.

(b) This Agreement has been duly executed and delivered by Cowboy, and assuming due authorization, execution and delivery by Frontier and Merger Sub, constitutes a legally valid and binding obligation of Cowboy enforceable against Cowboy in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) The Cowboy Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of Cowboy and its shareholders, (ii) approved, authorized, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directed that this Agreement be submitted for consideration at the Cowboy Shareholders Meeting and (iv) resolved to recommend the approval of this Agreement by the Cowboy shareholders (such recommendations, the “Cowboy Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

Section 5.3 Approval Required. The Cowboy Shareholder Approval is the only vote of holders of equity securities of Cowboy required to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 5.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Cowboy does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Cowboy Shareholder Approval, conflict with or violate any provision of (A) the Cowboy Governing Documents or (B) any equivalent organizational or governing documents of any other Cowboy Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.4(b) have been obtained, all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Cowboy or any Cowboy Subsidiary or by which any property or asset of Cowboy or any Cowboy Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.4(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Cowboy or any Cowboy Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under, or result in the creation of a Lien on any property or asset of Cowboy or any Cowboy Subsidiary pursuant to, any Contract or Cowboy Permit to which Cowboy or any Cowboy Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect.

(b) The execution and delivery of this Agreement by Cowboy does not, and the performance of this Agreement by Cowboy will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) as may be required under the rules and regulations of the NASDAQ or the NYSE, (iii) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the TX SOS pursuant to the TBOC, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) the consents, authorizations, orders or approvals of each Governmental Authority listed in Section 5.4(b) of the Cowboy Disclosure Letter, (vi) such filings and approvals as may be required under the HSR Act or other applicable foreign, federal or state antitrust, competition, fair trade or similar applicable Laws, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect.

Section 5.5 Capital Structure.

(a) The authorized capital stock of Cowboy consists of 80,000,000 shares of Cowboy Common Stock. At the close of business on April 26, 2016, (i) 24,014,086 shares of Cowboy Common Stock were issued and outstanding, (ii) 6,221,078 shares of Cowboy Common Stock were held in the treasury of Cowboy, (iii) 1,180,080 shares of Cowboy Common Stock were reserved for issuance pursuant to outstanding awards granted pursuant to the Cowboy Equity Incentive Plans set forth in Section 5.5(a) of the Cowboy Disclosure Letter, and (iv) 2,458,043 shares of Cowboy Common Stock were available for future grant under the Cowboy Equity Incentive Plans set forth in Section 5.5(a) of the Cowboy Disclosure Letter. All of the outstanding shares of capital stock of Cowboy are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and were issued in compliance with applicable securities Laws. Except as set forth in this Section 5.5, there is no other outstanding capital stock of Cowboy.

(b) Except for the awards granted pursuant to the Cowboy Equity Incentive Plans as set forth in Section 5.5(a) of the Cowboy Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Cowboy or any of the Cowboy Subsidiaries is a party or by which any of them is bound obligating Cowboy or any of the Cowboy Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Cowboy or any Cowboy Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, Cowboy Voting Debt or other equity interests. There are no bonds, debentures, notes or other Indebtedness of Cowboy or any Cowboy Subsidiary issued and outstanding having general voting rights (or convertible into securities having such rights) on matters on which Cowboy shareholders may vote (“Cowboy Voting Debt”).

(c) Except with respect to any awards granted pursuant to the Cowboy Equity Incentive Plans as set forth in Section 5.5(a) of the Cowboy Disclosure Letter, neither Cowboy nor any Cowboy Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) rights of any capital stock of Cowboy or any of the Cowboy Subsidiaries. Neither Cowboy nor any Cowboy Subsidiary has granted any registration rights on any of its capital stock. No Cowboy Common Stock is owned by any Cowboy Subsidiary.

(d) Cowboy does not have a “poison pill” or similar stockholder rights plan.

(e) All dividends or other distributions on the shares of Cowboy Common Stock and any material dividends or other distributions on any securities of any Cowboy Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced on or prior to the date hereof and are not yet due and payable).

(f) All of the outstanding shares of capital stock of each of the Cowboy Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Cowboy Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Cowboy Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. All of the issued and outstanding capital stock and other ownership interests of each of the Cowboy Subsidiaries owned by Cowboy, directly or indirectly, are owned free and clear of all Liens other than Permitted Liens and free of preemptive rights. All of the shares of Eagle Stock owned by Cowboy, directly or indirectly through another Cowboy Subsidiary (all such interests as of the date hereof are listed on Section 5.1(d) of the Cowboy Disclosure Letter), and all other equity interests or investments set forth in Section 5.1(d) of the Cowboy Disclosure Letter are free and clear of all Liens other than Permitted Liens and free of preemptive rights.

Section 5.6 SEC Documents; Financial Statements; Sarbanes-Oxley Act; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act.

(a) Cowboy has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules and reports required to be filed by Cowboy under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2013 (the forms, documents, statements and reports filed with the SEC since January 1, 2013 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “Historic Cowboy SEC Documents”). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the Historic Cowboy SEC Documents (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Historic Cowboy SEC Documents is, to the Knowledge of Cowboy, the subject of ongoing SEC review and Cowboy does not have any outstanding and unresolved comments from the SEC with respect to any Historic Cowboy SEC Documents. None of the Historic Cowboy SEC Documents is the subject of any confidential treatment request by Cowboy.

(b) Cowboy has made available to Frontier complete and correct copies of all written correspondence between the SEC, on the one hand, and Cowboy, on the other hand, since January 1, 2013 that is not publicly available on the SEC EDGAR system. At all applicable times, Cowboy has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(c) The consolidated audited and unaudited financial statements of Cowboy and the Cowboy Subsidiaries included, or incorporated by reference, in the Historic Cowboy SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later Historic Cowboy SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been prepared from, are in accordance with, and accurately reflect the books and records of Cowboy and the Cowboy Subsidiaries in all material respects, (ii) complied as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act, which such adjustments are not, in the aggregate, material to Cowboy) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of Cowboy and the Cowboy Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Cowboy and the Cowboy Subsidiaries for the periods presented therein.

(d) Cowboy has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Cowboy in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Cowboy’s management as appropriate to allow timely decisions regarding required disclosure, and to the Knowledge of Cowboy, such disclosure controls and procedures are effective in timely alerting Cowboy’s management to material information required to be included in Cowboy’s periodic reports required under the Exchange Act (if Cowboy were required to file such reports). Cowboy and the Cowboy Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Cowboy has disclosed to Cowboy’s auditors and audit committee (and made summaries of such disclosures available to Frontier) (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Cowboy’s ability to record, process, summarize and report financial information and (B) any fraud, to the Knowledge of Cowboy, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. There are no internal investigations by Cowboy personnel or, to the Knowledge of Cowboy, any SEC other governmental inquiries or investigations to which Cowboy or any Cowboy Subsidiary is a party pending or, to the Knowledge of Cowboy, threatened, in each case regarding any accounting practices of Cowboy.

(e) Cowboy is not, and none of the Cowboy Subsidiaries are, a party to, and neither Cowboy nor any of the Cowboy Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Cowboy and any Cowboy Subsidiary, on the one hand, and any unconsolidated Affiliate of Cowboy or any Cowboy Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Cowboy, any Cowboy Subsidiary or Cowboy’s or Cowboy Subsidiary’s audited financial statements or other Historic Cowboy SEC Documents.

(f) None of Cowboy or any Cowboy Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940.

Section 5.7 Absence of Certain Changes or Events. Since December 31, 2015 through the date of this Agreement, (a) Cowboy and each Cowboy Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) neither Cowboy nor any Cowboy Subsidiary has taken any action that would have been prohibited by Section 6.2(b) (Conduct of Business by Cowboy) if taken from and after the date of this Agreement and (c) there has not been any Cowboy Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a Cowboy Material Adverse Effect.

Section 5.8 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of Cowboy dated as of December 31, 2015 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015 and (d) for executory obligations under Contracts entered into by Cowboy or any Cowboy Subsidiary in the ordinary course of business consistent with past practice (other than any liabilities or obligations resulting from any breach by Cowboy or any Cowboy Subsidiary of such a Contract), neither Cowboy nor any Cowboy Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b), (c) or (d) above, has had, or would reasonably be expected to have, a Cowboy Material Adverse Effect.

Section 5.9 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, registrations, permits, certificates, approvals, variances, exemptions, waivers, orders, franchises, certifications and clearances that are the subject of Section 5.15 and Section 5.16, which are addressed solely in those Sections, Cowboy and each Cowboy Subsidiary is in possession of all authorizations, licenses, registrations, permits, certificates, approvals, variances, exemptions, waivers, orders, franchises, certifications and clearances of any Governmental Authority necessary for Cowboy and each Cowboy Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business, including the making of pawn loans and consumer loans, substantially as they are being conducted as of the date hereof (the “Cowboy Permits”), and all such Cowboy Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Cowboy Permits, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect. To the Knowledge of Cowboy, no event has occurred with respect to any of the Cowboy Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such Cowboy Permits, except where the revocation, termination or material impairment would not reasonably be expected to have a Cowboy Material Adverse Effect. To the Knowledge of Cowboy, there is not pending or threatened any Action, petition, objection, inquiry, investigation or other pleading with any Governmental Authority having jurisdiction or authority over the operations of Cowboy or the Cowboy Subsidiaries that would reasonably be expected to impair the validity of any Cowboy Permit or result in the revocation of any Cowboy Permit, except where the revocation or material impairment would not reasonably be expected to have a Cowboy Material Adverse Effect.

(b) Neither Cowboy nor any Cowboy Subsidiary is, and for the past three (3) years neither Cowboy nor any Cowboy Subsidiary has been, in non-compliance with (i) any Law applicable to Cowboy or any Cowboy Subsidiary or by which any property or asset of Cowboy or any Cowboy Subsidiary is bound (except for compliance with Laws addressed in Section 5.11, Section 5.12, Section 5.15, or Section 5.16 which are solely addressed in those Sections or such past non-compliance has been remedied and imposes no continuing material cost or obligations on Cowboy or any Cowboy Subsidiary), or (ii) any Cowboy Permits (except for the Cowboy Permits addressed in Section 5.15 or Section 5.16 which are solely addressed in those Sections or such past non-compliance has been remedied and imposes on continuing material cost or obligations on Cowboy or any Cowboy Subsidiary), except, in each case, for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect.

(c) Cowboy and the Cowboy Subsidiaries are, and since January 1, 2013 have been, conducting their operations at all times in compliance in all material respects with applicable Anti-Corruption Laws. Since January 1,2013, neither Cowboy nor any Cowboy Subsidiary, nor, to the Knowledge of Cowboy, any director, officer or employee of, or any agent or other Person acting on behalf of, Cowboy or any of the Cowboy Subsidiaries has (i) unlawfully made, incurred or provided any contribution, payment, benefit, donation, gift, entertainment or other expense relating to political activity; (ii) unlawfully made, or taken an act in furtherance of an offer, promise or authorization of, any direct or indirect payment or benefit to any government official or employee, including any employee or official of any government-owned or controlled entity or of a public international organization, or any Person acting in an official capacity for or on behalf of any of the foregoing; or (iii) made, offered, agreed, requested or accepted any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, donation, kickback or other unlawful or improper payment or benefit, in the case of each of clauses (i) through (iii) of this Section 5.9(c), in connection with the operation of the businesses of Cowboy and the Cowboy Subsidiaries. Since January 1, 2013, Cowboy and the Cowboy Subsidiaries have had an operational and effective Anti-Corruption Law compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of compliance by Cowboy and the Cowboy Subsidiaries with applicable Anti-Corruption Laws. Since January 1, 2013, neither Cowboy nor any Cowboy Subsidiary has been investigated, to the Knowledge of Cowboy, by any Governmental Authority with respect to, or has been given notice by a Governmental Authority or any other Person of, any actual or alleged violation by Cowboy or any of the Cowboy Subsidiaries of any Anti-Corruption Laws. To the Knowledge of Cowboy, there have been no false or fictitious entries made in the books and records of Cowboy or any of the Cowboy Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback, donation or other illegal or improper payment, and neither Cowboy nor any of the Cowboy Subsidiaries have established or maintained a secret or unrecorded fund.

(d) Cowboy and the Cowboy Subsidiaries are, and since January 1, 2013 have been, conducting their operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all Anti-Money Laundering Laws. Cowboy and the Cowboy Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Cowboy and the Cowboy Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(e) Neither Cowboy nor any of the Cowboy Subsidiaries, nor, to the Knowledge of Cowboy, any director, officer or employee of, or any agent or other person acting on behalf of, Cowboy or any of the Cowboy Subsidiaries, is currently a Sanctioned Person. For the past five (5) years, Cowboy and the Cowboy Subsidiaries have not knowingly engaged in, are not now knowingly engaged in and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was a Sanctioned Person in violation of Law.

Section 5.10 Litigation. Other than as disclosed in Section 5.10 of the Cowboy Disclosure Letter, (a) there is no material Action or investigation to which Cowboy or any Cowboy Subsidiary is a party (either as plaintiff or defendant) pending before any Governmental Authority or, to the Knowledge of Cowboy, threatened; (b) none of Cowboy and the Cowboy Subsidiaries has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of Cowboy or the Cowboy Subsidiaries; and (c) no Order has been issued in any proceeding to which Cowboy or any of the Cowboy Subsidiaries is or was a party, or, to the Knowledge of Cowboy, in any other proceeding, that enjoins or requires Cowboy or any of the Cowboy Subsidiaries to take action of any kind with respect to its businesses, assets or properties that would reasonably be expected to have a Cowboy Material Adverse Effect.

Section 5.11 Taxes.

(a) Except for such failures as would not reasonably be expected to have a Cowboy Material Adverse Effect, Cowboy and each Cowboy Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Cowboy and each Cowboy Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions, in accordance with GAAP, on the financial statements included in the Cowboy SEC Documents for, all material Taxes required to be paid by them for all taxable periods and portions thereof through the date of such financial statements, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by Cowboy and each Cowboy Subsidiary and true and materially complete copies of all foreign and state Tax Returns with respect to the taxable years including and after the period ended December 31, 2012 have been made available to Frontier.

(b) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Cowboy, threatened with regard to any material Taxes or Tax Returns of Cowboy or any

Cowboy Subsidiary, (ii) no material deficiency for Taxes of Cowboy or any Cowboy Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Cowboy, threatened, by any Governmental Authority, which deficiency has not yet been settled or for which there are not adequate reserves on the financial statements included in the Cowboy SEC Documents except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect and (iii) Cowboy has not, nor has any Cowboy Subsidiary, waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year.

(c) Since January 1, 2012, Cowboy and the Cowboy Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d) There are no Tax Liens upon any property or assets, real or personal, tangible or intangible, of Cowboy or any Cowboy Subsidiary except for Permitted Liens.

(e) After the Closing Date, Cowboy shall not, nor shall any Cowboy Subsidiary, be bound by any Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(f) Since January 1, 2012, Cowboy has not, nor has any Cowboy Subsidiary, requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and Cowboy or any Cowboy Subsidiary is not subject to any written ruling of a Governmental Authority.

(g) Neither Cowboy nor any Cowboy Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax (other than a group the common parent of which was Cowboy) or (ii) has any liability for the Taxes of any Person (other than any Cowboy Subsidiary).

(h) Neither Cowboy nor any Cowboy Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(i) Except for the Spin Transaction, neither Cowboy nor any Cowboy Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(j) No written power of attorney that has been granted by Cowboy or any Cowboy Subsidiary (other than to Cowboy or a Cowboy Subsidiary) currently is in force with respect to any matter relating to Taxes.

(k) Neither Cowboy nor any Cowboy Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of Cowboy is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) No Claim has been made in writing, either during the last five (5) years preceding the date of this Agreement or that remains unresolved, by a Governmental Authority or a jurisdiction where Cowboy or any

Cowboy Subsidiary has not filed Tax Returns that Cowboy or such Cowboy Subsidiary is or may be subject to taxation by that jurisdiction.

(m) Neither Cowboy nor any Cowboy Subsidiary will be required to include any income or gain or exclude any deduction or loss for any taxable period or portion thereof after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) closing agreement under Section 7121 of the Code (or any similar provision of applicable Law) executed on or prior to the Closing Date, (iv) deferred intercompany gain or excess loss account in the stock of any Cowboy Subsidiary as of the Closing Date under Treasury Regulations under Section 1502 of the Code in connection with a transaction consummated on or prior to the Closing Date, (v) installment sale or open transaction disposition consummated on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date or (vii) indebtedness discharged in connection with any election under Section 108(i) of the Code (or any similar provision of applicable Law) made on or prior to the Closing Date.

(n) Neither Cowboy nor any Cowboy Subsidiary is a party to any Contract or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Code Section 280G or in the disallowance of any deductions pursuant to Code Section 162(m).

(o) The Spin Transaction qualifies as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and is not taxable by reason of Section 355(e) of the Code and related provisions of the Code, and neither Cowboy nor an Cowboy Subsidiary has taken any action that would result in the Spin Transaction not qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) or that would result in the Spin Transaction being taxable by reason of Section 355(e) of the Code and related provisions of the Code.

Section 5.12 Benefit Plans.

(a) Section 5.12(a) of the Cowboy Disclosure Letter contains a list of each material (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, (ii) severance, change in control and employment plan, or other Contracts, and (iii) vacation, incentive, bonus, stock option, stock purchase, restricted stock, and stock unit plan, program, arrangement, or policy sponsored, maintained or contributed to by Cowboy or any Cowboy Subsidiary or under which Cowboy or any Cowboy Subsidiary has any obligation or liability for the benefit of any current or former director, officer, independent contractor, or employee of Cowboy or any Cowboy Subsidiary or any spouse, dependent, or beneficiary thereof (collectively, the “Cowboy Benefit Plans”). None of the Cowboy Benefit Plans are established primarily for the benefit of employees of Cowboy or any Cowboy Subsidiary residing outside the United States. Cowboy has made available to Frontier a true and complete copy of (i) each Cowboy Benefit Plan (or, in the case of any unwritten Cowboy Benefit Plans, a description thereof), (ii) the three most recent annual reports on Form 5500 (including all schedules and attachments thereto) filed with respect to each Cowboy Benefit Plan (if any such report was required by Law), (iii) the most recent summary plan description (or similar document) and summary of material modifications thereto for each Cowboy Benefit Plan for which such a summary plan description is required by Law or was otherwise provided to plan participants or beneficiaries, (iv) each trust agreement and insurance or annuity contract or other funding or financing arrangement relating to any Cowboy Benefit Plan, (v) the most recent IRS determination, opinion, or advisory letter issued with respect to each Cowboy Benefit Plan, if applicable, or upon which each Cowboy Benefit Plan is entitled to rely, and, (vi) the most recent audited financial statements. To the Knowledge of Cowboy, each such Form 5500 and each such summary plan description (or similar document) was as of its date true, complete and correct in all material respects.

(b) The Cowboy Benefit Plans are in compliance in all material respects with all applicable requirements of ERISA, the Code, and other applicable Laws, and have been administered, in all material respects, in accordance with their terms and such laws, except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect. Each Cowboy Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable IRS determination letter or is maintained under a prototype or volume submitter document and entitled to rely on a favorable opinion or advisory letter that it is qualified under Section 401(a) of the Code (“Cowboy Qualified Benefit Plan”) that has not been revoked, and, to the Knowledge of Cowboy, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Cowboy Qualified Benefit Plan.

(c) All contributions required to be made under the terms of any of the Cowboy Benefit Plans or in accordance with all applicable Laws, including ERISA and the Code, before the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Historical Cowboy SEC Documents.

(d) Except for ordinary and usual claims for benefits by participants and beneficiaries, there are no pending or, to the Knowledge of Cowboy, threatened Actions with respect to any Cowboy Benefit Plan, or inquiry by the IRS or the United States Department of Labor, that could reasonably be expected to result in material liability to Cowboy or any Cowboy Subsidiary.

(e) Each Cowboy Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Cowboy Benefit Plan. No Cowboy Benefit Plan, agreement, Contract or other arrangement to which Cowboy or, to the Knowledge of Cowboy, any Cowboy Subsidiary is a party or by which any of them is otherwise bound obligates Cowboy to compensate or reimburse any Person in respect of taxes pursuant to Section 409A or 4999 of the Code. Neither Cowboy nor any Cowboy Subsidiary (i) has been required to report to any Governmental Authority any correction made or taxes due as a result of a failure to comply with Section 409A of the Code or (ii) has any indemnity or gross-up obligation for any taxes, interest, or other amounts imposed or accelerated under Section 409A of the Code.

(f) Neither Cowboy nor any Cowboy Subsidiary provides any medical, disability or life insurance benefits under any Cowboy Benefit Plan after termination of employment other than as required under Section 4980B of the Code or similar law.

(g) Neither Cowboy nor any Cowboy Subsidiary of a Cowboy Benefit Plan has engaged in a nonexempt “prohibited transaction” (described in Section 4975 of the Code or Section 406 of ERISA) that would subject Cowboy or any Cowboy Subsidiary to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the Code.

(h) Cowboy has never, and no ERISA Affiliate of Cowboy has ever, maintained or been obligated to contribute to (i) an employee benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) or Section 9001(a)(3) of ERISA, (iii) a “multiple employer plan” within the meaning of Code Section 413(c), or (iv) a multiple employer welfare arrangement as defined in ERISA Section 3(40). Cowboy and its ERISA Affiliates have not incurred, and there are no circumstances under which either could reasonably be expected to incur, any liability under Title IV of ERISA or Section 412 of the Code.

(i) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result, separately or in the aggregate, in the payment, acceleration, vesting or enhancement of any compensation or benefits, including the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

Section 5.13 Employees and Labor Matters.

(a) Neither Cowboy nor any Cowboy Subsidiary is a party to or bound by any material labor contract, material collective bargaining contract or material Contract with any works council that pertains to employees of Cowboy or any Cowboy Subsidiary and, to the Knowledge of Cowboy, (i) no labor union, labor organization, works council, or group of employees of Cowboy or any Cowboy Subsidiary has made a pending demand for recognition or certification, (ii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by or otherwise performing services for Cowboy or any Cowboy Subsidiary (the “Cowboy Employees”) since January 1, 2013, and (iii) none of the Cowboy Employees has engaged in any union organizing activity since January 1, 2013. There are no material labor strikes, disputes, lockouts, slowdowns or stoppages pending or, to the Knowledge of Cowboy, threatened against or affecting Cowboy or any Cowboy Subsidiary. Neither Cowboy nor any Cowboy Subsidiary is required to provide notice to any work council or similar representative body prior to the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, except where the failure to provide such notice would not, individually or in the aggregate, reasonably be expected to (i) result in material liability to Cowboy and the Cowboy Subsidiaries, taken as a whole, or (ii) materially delay or prevent the consummation of the transactions contemplated by this Agreement.

(b) There are no pending or, to the Knowledge of Cowboy, threatened lawsuits, administrative charges, controversies, grievances or claims by any Cowboy Employee, independent contractor, former Cowboy Employee, or former independent contractor of Cowboy or any Cowboy Subsidiary before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority with respect to his or her employment or contractor relationship, compensation, terms of employment, termination of employment, employee benefits (except that arise in the ordinary course of business), or any other employment-related issue, except for such lawsuits, administrative charges, controversies, grievances or claims as would not reasonably be expected to have, individually or in the aggregate, a Cowboy Material Adverse Effect.

(c) There are no pending or, to the Knowledge of Cowboy, threatened Actions or investigations by any Governmental Authority to which Cowboy or any Cowboy Subsidiary is a party relating to the employment practices of Cowboy or any Cowboy Subsidiary, including Actions or investigations relating to discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, meal and rest breaks, occupational safety and health, employee whistle-blowing, immigration and employment eligibility verification, employee privacy, background checks and other consumer reports regarding employees or applicants and classification of employees, consultants and independent contractors, except for such Actions or investigations as would not reasonably be expected to have, individually or in the aggregate, a Cowboy Material Adverse Effect.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, Cowboy and each Cowboy Subsidiary is, and for the past five (5) years has been, in compliance with all applicable Laws governing the employment of labor, including all contractual commitments and all such laws relating to discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, meal and rest breaks, occupational safety and health, employee whistle-blowing, immigration and employment eligibility verification, employee privacy, background checks and other consumer reports regarding employees and applicants, employment practices, classification of employees, consultants and independent contractors, collective bargaining, unemployment insurance, the collection and payment of withholding and/or social security taxes or any similar tax or workers’ compensation, including the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 1981, the Civil Rights Act of 1991, ERISA, the Fair Labor Standards Act, the Americans with Disabilities Act, the Occupational Safety and Health Act, the Family Medical and Leave Act, the Genetic Information Nondiscrimination Act, the National Labor Relations Act, the Equal Pay Act, the Fair Credit Reporting Act, the Worker Adjustment and Retraining Notification Act, Executive Order

11246 and any other executive orders or regulations governing affirmative action and equal employment opportunities, EEO and VETS-100 reporting obligations, the Immigration Reform and Control Act and all similar Laws to the extent such Laws apply to Cowboy or any Cowboy Subsidiary.

Section 5.14 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, with respect to all (i) issued patents and pending patent applications, (ii) federal, both United States and foreign jurisdictions, trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by Cowboy or any other Cowboy Subsidiary, (A) either Cowboy or a Cowboy Subsidiary is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (B) no Action is pending or, to the Knowledge of Cowboy, threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, (i) no Intellectual Property owned or used by Cowboy or any Cowboy Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) to the Knowledge of Cowboy, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of Cowboy or any Cowboy Subsidiary, and (iii) Cowboy and the Cowboy Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property used to conduct their business as currently conducted. Since January 1, 2013, none of Cowboy or the Cowboy Subsidiaries has received any written or, to the Knowledge of Cowboy, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party. Neither the execution and delivery of this Agreement by Cowboy, nor the performance of this Agreement by Cowboy, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Cowboy or any of the Cowboy Subsidiaries in any Intellectual Property except as has not had and would not individually or in the aggregate, reasonably be expected to have a Cowboy Material Adverse Effect.

(c) Cowboy and the Cowboy Subsidiaries have taken commercially reasonable steps to maintain and protect the Intellectual Property that is material to their business (“Cowboy Material Intellectual Property”). All Cowboy Material Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in all material respects in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Cowboy, adequate for protection. To the Knowledge of Cowboy, there has been no unauthorized disclosure of any Cowboy Material Intellectual Property. No Person has asserted in writing that it has, and to the Knowledge of Cowboy, no such Person has, any material right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Cowboy Material Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business).

(d) Cowboy and the Cowboy Subsidiaries are, and during the past five (5) years have been, in compliance in all material respects with all applicable Privacy Obligations. Cowboy and the Cowboy Subsidiaries have put in place reasonable and appropriate security measures to protect any Covered Personal Information in its possession from illegal or unauthorized access, use, or disclosure, including a written information security program that includes appropriate controls that have been regularly tested and reviewed. To the Knowledge of Cowboy, no person has gained unauthorized access to any Covered Personal Information held by Cowboy or any Cowboy Subsidiary or otherwise held or processed on their behalf, which has resulted in the misappropriation of such Covered Personal Information. The consummation of the transactions contemplated hereby, including any transfer of Covered Personal Information resulting from such transactions, will not materially violate any Privacy Obligation as it currently exists or as it existed at any time during which any of such Covered Personal Information was collected or obtained. Cowboy and the Cowboy Subsidiaries have not been notified in writing of and, to the Knowledge of Cowboy, are not the subject of any Action related to data security or privacy. No Person (including any Governmental Authority) has made any claim or, to the Knowledge of Cowboy, commenced any Action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Cowboy or its Subsidiaries (or any of their employees, contractors, or subcontractors).

(e) Section 5.14(e) of the Cowboy Disclosure Letter lists all material Security Breaches which have occurred during the past five (5) years and which Cowboy has Knowledge of. For each such Security Breach, Cowboy or the Cowboy Subsidiaries have taken all necessary steps and remedial measures to prevent the reoccurrence of such Security Breach and has complied in all material respects with the notification requirements of applicable Law. Cowboy and the Cowboy Subsidiaries have taken reasonable steps to prevent the occurrence of any Security Breach and, to the Knowledge of Cowboy, no vulnerabilities or weaknesses exist in the facilities, information technology systems, or data security practices or procedures (including those of any Third Party Service Provider) of Cowboy and the Cowboy Subsidiaries which could reasonably be expected to result in a material Security Breach.

Section 5.15 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, (i) no notification, demand, request for information, citation, summons or Order has been received, no complaint has been filed, no penalty has been assessed and no Action or investigation is pending or, to the Knowledge of Cowboy, is threatened relating to Cowboy, any of the Cowboy Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance, (ii) Cowboy and the Cowboy Subsidiaries are and, for the past three (3) years, have been, in compliance with all Environmental Laws and all applicable Environmental Permits, (iii) Cowboy and each Cowboy Subsidiary is in possession of all Environmental Permits necessary for Cowboy and each Cowboy Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect, (iv) there have been no releases of Hazardous Substances at any properties that are owned, operated, leased or used by Cowboy or any Cowboy Subsidiary in connection with the operations of Cowboy or any Cowboy Subsidiary thereon, or to the Knowledge of Cowboy, at properties that were formerly owned, operated, leased or used by Cowboy or any Cowboy Subsidiary, and (v) there are no liabilities or obligations of Cowboy or any of the Cowboy Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and, to the Knowledge of Cowboy, there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.16 Properties.

(a) Cowboy or any other Cowboy Subsidiary, as the case may be, holds good, valid and marketable title to the Cowboy Owned Real Property free and clear of Liens other than Permitted Liens. Section 5.16(a) of the Cowboy Disclosure Letter sets forth a true, complete and correct list of all Cowboy Owned Real Property.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, Cowboy and the Cowboy Subsidiaries have (i) valid and enforceable leasehold interests in all real property in which Cowboy or such Cowboy Subsidiaries hold an interest pursuant to a lease, sublease, license or other similar written agreement (the “Cowboy Leased Real Property”, and such leases, subleases, licenses or other similar written agreements, the “Cowboy Real Property Leases”), and (ii) good title, or valid and enforceable rights to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible personal properties and assets necessary to carry on their businesses as now being conducted, in each of clauses (i) – (ii), free and clear of Liens other than Permitted Liens. Section 5.16(b) of the Cowboy Disclosure Letter sets forth a true, complete and correct list of all Cowboy Leased Real Property.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, (i) each Cowboy Real Property Lease is valid and in full force and effect and (ii) none of Cowboy or any of the Cowboy Subsidiaries, nor, to the Knowledge of Cowboy, any other party to a Cowboy Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Cowboy Real Property Lease, and none of Cowboy or any of the Cowboy Subsidiaries has received notice that it has breached, violated or defaulted under any Cowboy Real Property Lease.

(d) The Cowboy Owned Real Property and the Cowboy Leased Real Property are referred to collectively herein as the “Cowboy Real Property.” The Cowboy Real Property constitutes all real property necessary for the conduct of the business of Cowboy and the Cowboy Subsidiaries, taken as a whole, as currently conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, neither Cowboy nor any other Cowboy Subsidiary has received written notice of any Actions in eminent domain, condemnation or other similar Actions that are pending, and to Cowboy’s Knowledge there are no such Actions threatened, affecting any portion of the Cowboy Real Property and neither Cowboy nor any other Cowboy Subsidiary has received written notice of the existence of any Order or of any pending Action relating to the ownership, lease, use, occupancy or operation by any Person of the Cowboy Real Property. Neither Cowboy nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the Cowboy Real Property or any material portion thereof. Neither Cowboy nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the material Cowboy Real Property or any material portion thereof. Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, each Cowboy Real Property and all buildings and improvements located on the Cowboy Real Property are in a state of good operating condition, subject to reasonable wear and tear, and all mechanical and utility systems servicing such improvements are in good condition.

Section 5.17 Material Contracts.

(a) Section 5.17(a) of the Cowboy Disclosure Letter sets forth a list of each Contract (other than a Cowboy Benefit Plan or a Cowboy Real Property Lease) in effect as of the date hereof to which Cowboy or any Cowboy Subsidiary is a party or by which any of its properties or assets are bound that:

(i) is required to be filed as an exhibit to Cowboy’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act or is required to be disclosed pursuant to Item 404 of Regulation S-K;

(ii) obligates Cowboy or any Cowboy Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,500,000 and is not cancelable within ninety (90) days without material penalty to Cowboy or any Cowboy Subsidiary;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Cowboy or any Cowboy Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by Cowboy or any Cowboy Subsidiary or the geographic area in which Cowboy or any Cowboy Subsidiary may conduct business;

(iv) obligates Cowboy or any Cowboy Subsidiary to indemnify any past or present directors, officers, or employees of Cowboy or any Cowboy Subsidiary pursuant to which Cowboy or any Cowboy Subsidiary is the indemnitor (other than the Cowboy Governing Documents or organizational or governing documents of the Cowboy Subsidiaries);

(v) constitutes an Indebtedness obligation of Cowboy or any Cowboy Subsidiary (other than owed to any other Cowboy Subsidiary) with an outstanding principal amount as of the date hereof greater than $5,000,000;

(vi) requires Cowboy or any Cowboy Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $5,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vii) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(viii) constitutes a loan to any Person (other than a loan to any other Cowboy Subsidiary) by Cowboy or any Cowboy Subsidiary in an amount in excess of $1,000,000;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of, or any Contract involving a sharing of revenues, profits, losses, costs or liabilities by, Cowboy or any Cowboy Subsidiary with a third party;

(x) prohibits the pledging of the capital stock of Cowboy or any Cowboy Subsidiary or prohibits the issuance of guarantees by any Cowboy Subsidiary;

(xi) is with a Governmental Authority;

(xii) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $1,000,000;

(xiii) is an employment Contract or consulting Contract that could reasonably be expected to result in annual payments in excess of $500,000;

(xiv) is a collective bargaining agreement or other Contract with any labor organization, union, works council or association;

(xv) is any license, sublicense, option, development or collaboration agreement or other Contract relating to Cowboy Material Intellectual Property (excluding Commercial Off-The-Shelf Software, and excluding agreements the primary purpose of which is to purchase tangible goods or procure services unrelated to Intellectual Property and in the ordinary course of business), in each case that (A) could result in annual payments, individually, in excess of $2,500,000 or (B) grants an exclusive license or any exclusive rights to any Cowboy Material Intellectual Property;

(xvi) is any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Cowboy or any Cowboy Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses in an amount in excess of $5,000,000);

(xvii) is any agreement that by its terms limits the payment of dividends or other distributions by Cowboy or any Cowboy Subsidiary; or

(xviii) is any other agreement which would prohibit or delay beyond the Outside Date the consummation of the Merger or any other transaction contemplated by this Agreement.

(b) Each Contract in any of the categories set forth in Section 5.17(a) to which Cowboy or any Cowboy Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Cowboy Material Contract.”

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, each Cowboy Material Contract is legal, valid, binding and enforceable on Cowboy and each Cowboy Subsidiary that is a party thereto and, to the Knowledge of Cowboy, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, Cowboy and each Cowboy Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Cowboy Material Contract and, to the Knowledge of Cowboy, each other party thereto has performed all obligations required to be performed by it under such Cowboy Material Contract prior to the date hereof. None of Cowboy or any Cowboy Subsidiary, nor, to the Knowledge of Cowboy, any other party thereto, is in breach or violation of, or default under, any Cowboy Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Cowboy Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect. None of Cowboy or any Cowboy Subsidiary has received notice of any violation or default under any Cowboy Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect. Since December 31, 2015 and as of the date hereof, neither Cowboy nor any Cowboy Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Cowboy Material Contract.

Section 5.18 Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, all premiums due and payable under all material insurance policies (including policies providing casualty, liability, and workers compensation coverage) and all material fidelity bonds or other material insurance Contracts providing coverage for Cowboy and the Cowboy Subsidiaries (the “Cowboy Insurance Policies”) have been paid, and Cowboy and the Cowboy Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Cowboy Insurance Policies. No written notice of cancellation or termination has been received by Cowboy or any Cowboy Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually or in the aggregate, would not reasonably be expected to have a Cowboy Material Adverse Effect, each of Cowboy and the other Cowboy Subsidiaries is, and since January 1, 2013 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

Section 5.19 Related Party Transactions. Except as (i) set forth in Section 5.19 of the Cowboy Disclosure Letter or (ii) described in the publicly available Historic Cowboy SEC Documents, no agreements, arrangements or understandings between Cowboy or any Cowboy Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among Cowboy and Cowboy Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.20 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 5.20 of the Cowboy Disclosure Letter) is entitled to any financial advisory fee, broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Cowboy or any Cowboy Subsidiary.

Section 5.21 Opinion of Financial Advisor. The Cowboy Board has received the opinion of Jefferies LLC to the effect that, as of such date and based on and subject to the assumptions and limitations set forth in its written opinion, the Merger Consideration to be paid by Frontier to the holders of Cowboy Common Stock in the Merger is fair, from a financial point of view, to the holders of Cowboy Common Stock. Cowboy will deliver to Frontier a complete and correct copy of such written opinion promptly after receipt thereof by the Cowboy Board solely for informational purposes.

Section 5.22 Takeover Statutes. Assuming that neither Frontier nor Merger Sub nor any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “affiliated shareholder” of Cowboy, in each case as defined in Section 21.601 of the TBOC, the Cowboy Board has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 21.604 of the TBOC) as set forth in Section 21.606 of the TBOC inapplicable to this Agreement, the Merger and the other transactions contemplated hereby. Furthermore, neither Cowboy nor any of its “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of Frontier, in each case as defined in Section 203 of the DGCL. No other Takeover Statutes or any provision of the Cowboy Charter or Cowboy Bylaws relating to takeovers are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of Cowboy Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.23 Information Supplied. None of the information relating to Cowboy or any Cowboy Subsidiary contained or incorporated by reference in the Joint Proxy Statement or the Form S-4 that is provided by Cowboy or any Cowboy Subsidiary for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement or any other document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Joint Proxy Statement, including any amendment or supplement thereto, at the time of the mailing thereof, at the time of the Cowboy Stockholders Meeting, at the time the Form S-4 is declared effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by Cowboy with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that Cowboy is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to Cowboy, their officers, directors and partners and the Cowboy Subsidiaries (or other information supplied by or on behalf of Cowboy or any Cowboy Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by Frontier or Merger Sub.

Section 5.24 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, neither Cowboy nor any other Person acting on its behalf has made any representation or warranty, expressed or implied, with respect to Cowboy or any Cowboy Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Cowboy or any Cowboy Subsidiary. In particular, without limiting the foregoing disclaimer, neither Cowboy nor any other Person acting on its behalf makes or has made any representation or warranty to Frontier or any of its respective Affiliates or Representatives with respect to, except for the representations and warranties made by Cowboy in this Article 5, any oral or written information presented to Frontier or any of its respective Affiliates or Representatives in the course of their due diligence of Cowboy, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, Cowboy acknowledges and agrees that neither Frontier nor any other Person acting on its behalf has made or is making any representations or warranties relating to Frontier whatsoever, express or implied, beyond those expressly given by Frontier in Article 4, including any implied representation or warranty as to the accuracy or completeness of any information regarding Frontier furnished or made available to Cowboy or any of their respective Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by Frontier.

(a) Frontier covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by Law, (2) as may be consented to in advance in writing by Cowboy (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or (4) as set forth in Section 6.1(a) or Section 6.1(b) of the Frontier Disclosure Letter, Frontier shall, and shall cause each of the Frontier Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties.

(b) Without limiting the foregoing, Frontier covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by Cowboy (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or (4) as set forth in Section 6.1(a) or Section 6.1(b) of the Frontier Disclosure Letter, Frontier shall not, and shall not cause or permit any Frontier Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Frontier Governing Documents or (B) such equivalent organizational or governing documents of any Frontier Subsidiary material to Frontier and the Frontier Subsidiaries;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Frontier or any Frontier Subsidiary (other than any Wholly Owned Frontier Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Frontier or any Frontier Subsidiary or other equity securities or ownership interests in Frontier or any Frontier Subsidiary, except for (A) the declaration and payment by Frontier of regular quarterly cash dividends in accordance with past practice not to exceed $0.125 per share per quarter, (B) the declaration and payment of dividends or other distributions to Frontier by any directly or indirectly Wholly Owned Frontier Subsidiary, and (C) distributions by any Frontier Subsidiary that is not wholly owned, directly or indirectly, by Frontier, in accordance with the requirements of the organizational documents of such Frontier Subsidiary;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Frontier or a Frontier Subsidiary (other than the acceptance of shares of Frontier Common Stock as payment for withholding taxes incurred in connection with the vesting or settlement of equity awards granted pursuant to the Frontier Equity Incentive Plans);

(v) except for transactions among Frontier and one or more Wholly Owned Frontier Subsidiaries or among one or more Wholly Owned Frontier Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of Frontier or any of the Frontier Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Frontier or any of the Frontier Subsidiaries’ capital stock or other equity interests, other than (A) the issuance of Frontier Common Stock upon the exercise or vesting, as applicable, of stock options or nonvested common stock awards outstanding as of the date hereof in accordance with their terms or (B) the issuance of stock options or nonvested common stock awards pursuant to the Frontier Equity Incentive Plans in the ordinary course of business consistent with past practice and subject to the limitations set forth in Section 6.1(b)(v) of the Frontier Disclosure Letter;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, in each case with a value or purchase price that, individually or in the aggregate, exceeds $5,000,000;

(vii) sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, in each case with a value or purchase price that, individually or in the aggregate, exceeds $5,000,000, except in the ordinary course of business consistent with past practice;

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Frontier or any of the Frontier Subsidiaries, except (A) funding any transactions permitted by this Section 6.1(b), (B) Indebtedness that does not, in the aggregate, exceed $1,000,000, and (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on Frontier compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix) except in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than by Frontier or a Wholly Owned Frontier Subsidiary to Frontier or a Wholly Owned Frontier Subsidiary;

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Frontier Material Contract (or any Contract that, if existing as of the date hereof, would be a Frontier Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Frontier Material Contract that occurs automatically without any action (other than notice of renewal) by Frontier or any Frontier Subsidiary, (B) as may be reasonably necessary to comply with the terms of this Agreement or (C) in the ordinary course of business consistent with past practice;

(xi) make any payment, direct or indirect, of any material liability of Frontier or any Frontier Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii) waive, release, assign, settle or compromise any claim or Action against Frontier or any Frontier Subsidiary, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Frontier included in the Frontier SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $500,000 individually or $1,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Frontier or any Frontier Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by Frontier or any of the Frontier Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xviii)), and (D) with respect to any Action involving any present, former or purported holder or group of holders of Frontier Common Stock, are made in accordance with Section 7.6(c);

(xiii) (A) hire or terminate any officer or director of Frontier or any Frontier Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of Frontier’s directors, or (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Frontier Benefit Plan or other compensation or employee benefits arrangement, except in the ordinary course of business consistent with past practice or as may be required to comply with applicable Law;

(xiv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2015, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xv) enter into any new line of business;

(xvi) form any new funds, joint ventures or other pooled investment vehicles;

(xvii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii) make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund;

(xix) take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Sections 368(a) of the Code;

(xx) make or commit to make any recurring capital expenditures that are in excess of $1,000,000 per quarter in the aggregate, except as specified in Frontier’s 2016 capital expenditure budget, a true, correct and complete copy of which has been made available to Cowboy;

(xxi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b)(vi) in a manner that would not reasonably be expected to be materially adverse to Frontier or to prevent or impair the ability of Frontier or Merger Sub to consummate the Merger;

(xxii) take any action that would, or fail to take any action, the failure of which would reasonably be expected to, prevent or impede the Spin Transaction from (A) qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) or (B) not being taxable by reason of Section 355(e) of the Code and related provisions of the Code;

(xxiii) make any payment, distribution or transfer of assets to its Affiliates (other than Frontier and any Frontier Subsidiary) except in such amount and as expressly contemplated by this Agreement; or

(xxiv) authorize, or enter into any Contract to do any of the foregoing.

Section 6.2 Conduct of Business by Cowboy.

(a) Cowboy covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by Frontier (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or (4) as set forth in Section 6.2(a) or Section 6.2(b) of the Cowboy Disclosure Letter, Cowboy shall, and shall cause each of the Cowboy Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties.

(b) Without limiting the foregoing, Cowboy covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by Frontier (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or (4) as set forth in Section 6.2(a) or Section 6.2(b) of the Cowboy Disclosure Letter, Cowboy shall not, and shall not cause or permit any Cowboy Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Cowboy Governing Documents or (B) such equivalent organizational or governing documents of any Cowboy Subsidiary material to Cowboy and the Cowboy Subsidiaries;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Cowboy or any Cowboy Subsidiary (other than any Wholly Owned Cowboy Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Cowboy or any Cowboy Subsidiary or other equity securities or ownership interests in Cowboy or any Cowboy Subsidiary, except for (A) the declaration and payment by Cowboy of regular quarterly cash dividends in accordance with past practice not to exceed $0.080 per share per quarter, (B) the declaration and payment of dividends or other distributions to Cowboy by any directly or indirectly Wholly Owned Cowboy Subsidiary, and (C) distributions by any Cowboy Subsidiary that is not wholly owned, directly or indirectly, by Cowboy, in accordance with the requirements of the organizational documents of such Cowboy Subsidiary;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Cowboy or a Cowboy Subsidiary (other than the acceptance of shares of Cowboy Common Stock as payment for withholding taxes incurred in connection with the vesting or settlement of Cowboy RSUs);

(v) except for transactions among Cowboy and one or more Wholly Owned Cowboy Subsidiaries or among one or more Wholly Owned Cowboy Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of Cowboy or any of the Cowboy Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Cowboy or any of the Cowboy Subsidiaries’ capital stock or other equity interests, other than (A) the issuance of Cowboy Common Stock upon the vesting of Cowboy RSUs outstanding as of the date hereof in accordance with their terms or (B) the issuance of nonvested common stock awards pursuant to the Cowboy Equity Incentive Plans in the ordinary course of business consistent with past practice and subject to the limitations set forth in Section 6.2(b)(v) of the Cowboy Disclosure Letter;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, in each case with a value or purchase price that, individually or in the aggregate, exceeds $5,000,000;

(vii) sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, in each case with a value or purchase price that, individually or in the aggregate, exceeds $5,000,000, except (A) in the ordinary course of business consistent with past practice or (B) sales and dispositions of shares of Eagle Common Stock (including dispositions of Eagle Common Stock from time to time upon vesting under Cowboy Equity Incentive Plans and Cowboy RSUs);

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Cowboy or any of the Cowboy Subsidiaries, except (A) funding any transactions permitted by this Section 6.2(b), (B) Indebtedness that does not, in the aggregate, exceed $1,000,000, and (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on Cowboy compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix) except in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than by Cowboy or a Wholly Owned Cowboy Subsidiary to Cowboy or a Wholly Owned Cowboy Subsidiary;

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Cowboy Material Contract (or any Contract that, if existing as of the date hereof, would be a Cowboy Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Cowboy Material Contract that occurs automatically without any action (other than notice of renewal) by Cowboy or any Cowboy Subsidiary, (B) as may be reasonably necessary to comply with the terms of this Agreement or (C) in the ordinary course of business consistent with past practice;

(xi) make any payment, direct or indirect, of any material liability of Cowboy or any Cowboy Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii) waive, release, assign, settle or compromise any claim or Action against Cowboy or any Cowboy Subsidiary, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Cowboy included in the Cowboy SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $500,000 individually or $1,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Cowboy or any Cowboy Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by Cowboy or any of the Cowboy Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.2(b)(xviii)), and (D) with respect to any Action involving any present, former or purported holder or group of holders of Cowboy Common Stock, are made in accordance with Section 7.6(c);

(xiii) (A) hire or terminate any officer or director of Cowboy or any Cowboy Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of Cowboy’s directors, or (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Cowboy Benefit Plan or other compensation or employee benefits arrangement, except in the ordinary course of business consistent with past practice or as may be required to comply with applicable Law;

(xiv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2015, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xv) enter into any new line of business;

(xvi) form any new funds, joint ventures or other pooled investment vehicles;

(xvii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii) make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund;

(xix) take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Sections 368(a) of the Code;

(xx) make or commit to make any recurring capital expenditures that are in excess of $1,000,000 per quarter in the aggregate, except as specified in Cowboy’s 2016 capital expenditure budget, a true, correct and complete copy of which has been made available to Frontier;

(xxi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.2(b)(vi) in a manner that would not reasonably be expected to be materially adverse to Cowboy or to prevent or impair the ability of Cowboy or Merger Sub to consummate the Merger;

(xxii) make any payment, distribution or transfer of assets to its Affiliates (other than Cowboy and any Cowboy Subsidiary) except in such amount and as expressly contemplated by this Agreement;

(xxiii) take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent or impede the Spin Transaction from (A) qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) or (B) not being taxable by reason of Section 355(e) of the Code and related provisions of the Code;

(xxiv) enter into any amendment or termination of the Tax Matters Agreement; or

(xxv) authorize, or enter into any Contract to do any of the foregoing.

Section 6.3 No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) Cowboy, directly or indirectly, the right to control or direct Frontier or any Frontier Subsidiary’s operations prior to the Effective Time, or (ii) Frontier, directly or indirectly, the right to control or direct Cowboy or any Cowboy Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, (i) Frontier shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Frontier Subsidiaries’ respective operations and (ii) Cowboy shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Cowboy Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Preparation of the Form S-4 and the Joint Proxy Statements; Stockholder Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) Frontier and Cowboy shall prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form with respect to the Frontier Stockholders Meeting and the Cowboy Shareholders Meeting and (ii) Frontier and Cowboy shall prepare, and Frontier shall cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (the “Form S-4”), which will include the Joint Proxy Statement, to register under the Securities Act the shares of Frontier Common Stock to be issued in the Merger. Each of Frontier and Cowboy shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to permit the Frontier Common Stock to be issued in the Merger, unless this Agreement is terminated pursuant to Article 9. Each of Frontier and Cowboy shall furnish all information concerning itself, its Affiliates and the holders of its capital stock as may be reasonably requested by the other Party and provide such other Party assistance as may be reasonably requested by the other Party in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. For the avoidance of doubt, no filing of, or amendment or supplement to, the Form S-4 will be made by Frontier, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Frontier or Cowboy, in each case without providing the other Party with a reasonable opportunity to review and comment thereon. Each Party shall promptly notify the other Party of any comments it receives from the SEC or any request it receives from the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Joint Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Joint Proxy Statement received from the SEC. Each of Frontier and Cowboy shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each Party shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable changes provided by the other Party. Each of Frontier and Cowboy shall notify the other Party, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the shares of Frontier Common Stock to be issued in the Merger, and Frontier and Cowboy shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Frontier and Cowboy shall also use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Frontier Common Stock to be issued in the Merger, and each of Frontier and Cowboy shall furnish all information as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the Effective Time, any information relating to Frontier or Cowboy, or any of their respective Affiliates, should be discovered by Frontier or Cowboy which, in the reasonable judgment of Frontier or Cowboy, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party, and Frontier and Cowboy shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Frontier and shareholders of Cowboy. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.24, Section 5.23 and this Section 7.1, any information concerning or related to Frontier, its Affiliates or the Frontier Stockholders Meeting will be deemed to have been provided by Frontier, and any information concerning or related to Cowboy, its Affiliates or the Cowboy Shareholders Meeting will be deemed to have been provided by Cowboy.

(c) As promptly as practicable following the date on which the Form S-4 has been declared effective, Frontier shall, in accordance with applicable Law and the Frontier Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Frontier Stockholders Meeting for the purpose of obtaining the Frontier Stockholder Approval; provided, that such record date shall not be more than sixty (60) days, and not less than ten (10) days, prior to the date of the Frontier Stockholders Meeting. Frontier shall use its reasonable best efforts to cause the definitive Joint Proxy Statement to be mailed to Frontier’s stockholders entitled to vote at the Frontier Stockholders Meeting and to hold the Frontier Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Frontier shall, through the Frontier Board, recommend to its stockholders that they give the Frontier Stockholder Approval, include the Frontier Board Recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Frontier Stockholder Approval, except to the extent that the Frontier Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(c); provided, however, that Frontier’s obligation to duly call, give notice of, convene and hold the Frontier Stockholders Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Frontier Stockholders Meeting is scheduled, (i) Frontier has not received proxies representing a sufficient number of shares of Frontier Common Stock to obtain the Frontier Stockholder Approval, whether or not a quorum is present, or (ii) the Frontier Board has determined in good faith after consultation with outside counsel that it is advisable to allow reasonable additional time for the filing and mailing of supplemental or amended disclosure to be disseminated and reviewed by Frontier’s stockholders prior to the Frontier Stockholders Meeting, which supplemental or amended disclosure has been determined by the Frontier Board in good faith after consultation with outside counsel to be necessary under applicable Law, Frontier shall have the right to make one or more successive postponements or adjournments of the Frontier Stockholders Meeting (provided, however, that the Frontier Stockholders Meeting shall not be postponed or adjourned to a date that is more than thirty (30) days in the aggregate, in the case of clause (i), or ten (10) Business Days in the aggregate, in the case of clause (ii), after the date for which the Frontier Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, further, other than pursuant to clause (ii) of this Section, the Frontier Stockholders Meeting may not be postponed or adjourned on the date the Frontier Stockholders Meeting is scheduled if Frontier shall have received proxies in respect of an aggregate number of shares of Frontier Common Stock, which have not been withdrawn, such that the Frontier Stockholder Approval will be obtained at such meeting. Frontier shall, upon the reasonable request of Cowboy, advise Cowboy at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Frontier Stockholders Meeting as to the aggregate tally of proxies received by Frontier with respect to the Frontier Stockholder Approval.

(d) As promptly as practicable following the date on which the Form S-4 has been declared effective, Cowboy shall, in accordance with applicable Law and the Cowboy Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Cowboy Shareholders Meeting for the purpose of obtaining the Cowboy Shareholder Approval; provided, that such record date shall not be more than sixty (60) days, and not less than ten (10) days, prior to the date of the Cowboy Shareholders Meeting. Cowboy shall use its reasonable best efforts to cause the definitive Joint Proxy Statement to be mailed to Cowboy’s shareholders entitled to vote at the Cowboy Shareholders Meeting and to hold the Cowboy Shareholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Cowboy shall, through the Cowboy Board, recommend to its stockholders that they give the Cowboy Shareholders Approval, include the Cowboy Board Recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Cowboy Shareholder Approval, except to the extent that the Cowboy Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(c); provided, however, that Cowboy’s obligation to duly call, give notice of, convene and hold the Cowboy Shareholders Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 7.1(d), if, on a date for which the Cowboy Shareholders Meeting is scheduled, (i) Cowboy has not received proxies representing a sufficient number of shares of Cowboy Common Stock to obtain the Cowboy Shareholder Approval, whether or not a quorum is present, or (ii) the Cowboy Board has determined in good faith after consultation with outside counsel that it is advisable to allow reasonable additional time for the filing and mailing of supplemental or amended disclosure to be disseminated and reviewed by Cowboy’s shareholders prior to the Cowboy Shareholders Meeting, which supplemental or amended disclosure has been determined by the Cowboy Board in good faith after consultation with outside counsel to be necessary under applicable Law, Cowboy shall have the right to make one or more successive postponements or adjournments of the Cowboy Shareholders Meeting (provided, however, that the Cowboy Shareholders Meeting shall not be postponed or adjourned to a date that is more than thirty (30) days in the aggregate, in the case of clause (i), or ten (10) Business Days in the aggregate, in the case of clause (ii), after the date for which the Cowboy Shareholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, further, other than pursuant to clause (ii) of this Section, the Cowboy Shareholders Meeting may not be postponed or adjourned on the date the Cowboy Shareholders Meeting is scheduled if Cowboy shall have received proxies in respect of an aggregate number of shares of Cowboy Common Stock, which have not been withdrawn, such that Cowboy Shareholder Approval will be obtained at such meeting. Cowboy shall, upon the reasonable request of Frontier, advise Frontier at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Cowboy Shareholders Meeting as to the aggregate tally of proxies received by Cowboy with respect to the Cowboy Shareholder Approval.

(e) Frontier and Cowboy will use their respective reasonable best efforts to hold the Frontier Stockholders Meeting and the Cowboy Shareholders Meeting on the same date (it being understood that if the Frontier Stockholders Meeting or the Cowboy Shareholders Meeting is adjourned pursuant to clause (i) or (ii) of Section 7.1(c) or Section 7.1(d), as applicable, the other Party may postpone or adjourn its shareholders or stockholders meeting, as applicable, to the same time and date).

Section 7.2 Access to Information; Confidentiality.

(a) During the period from the date of this Agreement to and including the Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, personnel and records and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to, furnish reasonably promptly to the other Parties a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege). The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Effective Time, the Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which any of the other Parties or any other of their respective subsidiaries has a business relationship regarding the business of the other Parties and their respective subsidiaries or this Agreement and the transactions contemplated by this Agreement without the prior written consent of such other Party (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict the Parties from contacting such parties in pursuing the business of the Parties operating in the ordinary course).

(b) Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3 No Solicitation; Acquisition Proposals.

(a) Except as expressly permitted by this Section 7.3, neither Cowboy nor Frontier shall, and Cowboy shall cause each of the Cowboy Subsidiaries and Frontier shall cause each of the Frontier Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Cowboy, Frontier or their respective Representatives) any non-public information or data in furtherance of, any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (iii) enter into any definitive acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement or partnership agreement (including any letter of intent or agreement in principle) (each, an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to this Section 7.3(a)), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or (v) agree, approve, recommend or propose to do any of the foregoing. Each of Frontier and Cowboy shall, and shall cause each of the Frontier Subsidiaries and the Cowboy Subsidiaries, respectively, and shall use its reasonable best efforts to cause its and their Representatives to, (A) immediately cease and cause to be terminated all existing negotiations with any Person and its Representatives (other than the Parties or any of their Representatives) conducted heretofore with respect to any Acquisition Proposal, (B) enforce any confidentiality or standstill or provisions of similar effect to which Frontier or Cowboy, as applicable, or any of their subsidiaries is a party or of which Frontier or Cowboy, as applicable, or any of their subsidiaries is a beneficiary with regards to any Acquisition Proposal, and (C) request the prompt return or destruction, to the extent permitted by any confidentiality agreement, of all non-public information or data previously furnished to any such Person and its Representatives with respect to any Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal. Notwithstanding the foregoing, if, at any time following the date of this Agreement and prior to obtaining the Frontier Stockholder Approval or the Cowboy Shareholder Approval, as applicable, (1) Frontier or Cowboy, as applicable, receives a written Acquisition Proposal that was not the result of a violation of this Section 7.3(a) and (2) the Frontier Board or the Cowboy Board, as applicable, determines in good faith (after consultation with outside counsel and a financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and determines in good faith (after consultation with outside counsel) that its failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then such Party may (and may authorize its Subsidiaries and its Representatives to), after notifying the other Party of such determination, (x) furnish non-public information or data with respect to itself and its subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that (i) any non-public information or data provided to any such Person given such access shall have previously been provided to the other Party or shall be provided (to the extent permitted by applicable Law) to the other Party prior to or substantially concurrently with the time it is provided to such Person and (ii) no non-public information or data with respect to the other Party shall be provided to any such Person, and (y) participate in discussions and negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such Acquisition Proposal.

(b) Except as provided in Section 7.3(c), neither the Frontier Board nor the Cowboy Board shall (i) fail to make or shall withdraw (or modify or qualify in any manner adverse to the other Party or publicly propose to withdraw, modify or qualify in any manner adverse to the other Party) the Frontier Board Recommendation or the Cowboy Board Recommendation, respectively, or the determination of the advisability to its stockholders of the Merger, the issuance of Frontier Common Stock in the Merger and other transactions contemplated hereby, (ii) adopt, approve, or publicly recommend, endorse or otherwise declare advisable any Acquisition Proposal, (iii) fail to include the Frontier Board Recommendation or the Cowboy Board Recommendation, respectively, in whole or in part in the Joint Proxy Statement or any filing or amendment or supplement relating thereto, (iv) fail to recommend against any then-pending tender or exchange offer that constitutes an Acquisition Proposal within ten (10) Business Days after it is announced or (v) fail, within three (3) Business Days of a request by the other Party following the public announcement of an Acquisition Proposal, to reaffirm the Frontier Board Recommendation or the Cowboy Board Recommendation, as applicable (each such action set forth in this Section 7.3(b) being referred to herein as an “Adverse Recommendation Change”).

(c) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Frontier Stockholder Approval or the Cowboy Shareholder Approval, as applicable, and following the compliance with this Section 7.3(c), the Frontier Board or the Cowboy Board may, if such Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, make an Adverse Recommendation Change; provided, that prior to effecting an Adverse Recommendation Change, (i) Frontier or Cowboy, as applicable, shall notify the other Party in writing, at least five (5) Business Days prior to effecting such Adverse Recommendation Change (the “Notice Period”), of its intention to effect such Adverse Recommendation Change (which notice shall specify in reasonable detail the basis for the Adverse Recommendation Change and, if such Adverse Recommendation Change is based upon receipt of a Superior Proposal, shall include the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal and include copies of the current drafts of all material agreements between such Party and the party making such Superior Proposal and any other material documents or agreements that relate to such Superior Proposal (it being understood and agreed that such notice or the public disclosure by such Party of such notice shall not in and of itself constitute an Adverse Recommendation Change)), (ii) during the Notice Period, the Party providing such notice shall negotiate with the other Party in good faith (to the extent such other Party wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement such that failure to make an Adverse Recommendation Change would no longer be inconsistent with such Party’s Board’s fiduciary duties under applicable Law, and (iii) the applicable Party’s Board shall determine, after the close of business on the last day of the Notice Period, in good faith (after consultation with outside counsel and after giving effect to any adjustments proposed by the other Party in writing during the Notice Period) that failure to make an Adverse Recommendation Change would be inconsistent with such Board’s fiduciary duties under applicable Law; provided, however, that in the event of any material change to the material terms of such Superior Proposal, Frontier or Cowboy, as applicable, shall, in each case, have delivered to the other Party an additional notice consistent with that described in clause (i) above and the Notice Period shall have recommenced (in which case such Notice Period shall be for three (3) Business Days instead of five (5) Business Days).

(d) Frontier or Cowboy, as applicable, shall promptly (and in any event, within one (1) Business Day) notify the other Party after it or any of its subsidiaries or any of their respective Representatives has received any Acquisition Proposal or inquiry, proposal or offer to enter into or seeking to have discussions or negotiations relating to a possible Acquisition Proposal. Such notice to the other Party shall indicate the identity of the Person making, and include the material terms and conditions, of such Acquisition Proposal, inquiry, proposal or offer (including a complete copy thereof if in writing and any related documents or correspondence). Following the date hereof, each Party shall keep the other Party reasonably informed orally and in writing on a current basis (and in any event, no later than one (1) Business Day) of any material developments, discussions or negotiations regarding any Acquisition Proposal including providing a copy of all material documentation (including drafts) or material correspondence with respect thereto and upon the request of such other Party shall apprise the other Party of the status and details of such Acquisition Proposal. Each Party agrees that it and its subsidiaries will not enter into any agreement with any Person subsequent to the date hereof which prohibits such Party from providing any information to the other Party in accordance with, or from otherwise complying with the terms of, this Section 7.3.

(e) Nothing contained in this Section 7.3 shall prohibit Frontier or the Frontier Board, or Cowboy or the Cowboy Board, respectively, from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing a position contemplated by Rule 14e-2(a), 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the stockholders of Frontier or Cowboy, as applicable, if, in the good faith judgment of such Board (after consultation with outside counsel), failure to so disclose would be inconsistent with its fiduciary duties under applicable Law, and disclosure referred to in clauses (i) and (ii) shall not be deemed to be an Adverse Recommendation Change so long as (A) any such disclosure includes the Frontier Board Recommendation or the Cowboy Board Recommendation, as applicable, without any modification or qualification thereof or continues the prior recommendation of the Frontier Board or the Cowboy Board, respectively, and (B) does not contain an express Adverse Recommendation Change; provided, that in no event shall this Section 7.3(e) affect either Party’s obligations specified in Section 7.3(b).

(f) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal, offer, or inquiry from any Person or group of Persons relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture or similar transaction, (A) of or for assets or businesses of Frontier and the Frontier Subsidiaries or Cowboy and the Cowboy Subsidiaries, as applicable, that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of Frontier and the Frontier Subsidiaries or Cowboy and the Cowboy Subsidiaries, respectively, taken as a whole, immediately prior to such transaction or (B) of or for 20% or more of any class of capital stock, other equity security or voting power of Frontier or Cowboy (or any resulting parent company of Frontier or Cowboy), in each case other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means any bona fide unsolicited Acquisition Proposal made after the date hereof (with all percentages included in the definition of “Acquisition Proposal” increased to 50%), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, that (A) if consummated, would be more favorable to the stockholders of Frontier or shareholders of Cowboy, respectively, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by the other Party in response to any such Acquisition Proposal) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

Section 7.4 Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange if it is not possible to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Frontier and Cowboy shall and shall cause the other Frontier Subsidiaries and the other Cowboy Subsidiaries, respectively, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any material Contract (including those required to be listed in the Section 4.17(a) of the Frontier Disclosure Letter or in Section 5.17(a) of the Cowboy Disclosure Letter) to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (v) executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement, other than in the case of each of clauses (i) through (v), with respect to registrations, filings, approvals, consents, authorizations or Orders, lawsuits or other legal proceedings, from or by any Governmental Authority or the expiration of any waiting periods, in each case relating to Antitrust Laws, which are the subject of Section 7.5(b) and Section 7.5(c).

(b) Upon the terms and subject to the conditions set forth in this Agreement, each of Frontier and Cowboy agrees to make any filings required to be made pursuant to the HSR Act or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar applicable Laws (collectively, “Antitrust Laws”) with respect to the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable and to supply as promptly as reasonably practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested by such Governmental Authorities pursuant to any Antitrust Laws. The Parties shall use their reasonable best efforts to ensure that all such antitrust filings to be made shall be made in substantial compliance with the requirements of the applicable Antitrust Laws. In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to (i) cooperate with and assist each other in good faith to (A) determine, as promptly as reasonably practicable, which filings are required to be made pursuant to Antitrust Laws, (B) provide or cause to be provided as promptly as reasonably practicable to the other Party all necessary information and assistance as any Governmental Authority may from time to time require of such Party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the Merger and the other transactions contemplated by this Agreement by a Governmental Authority pursuant to any Antitrust Laws and (C) provide or cause to be provided as promptly as reasonably practicable all assistance and cooperation to allow the other Party to prepare and submit any such filings or submissions required to be submitted under any Antitrust Laws, including providing to the other Party any information that the other Party may from time to time require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Authority in respect of any such filing and (ii) (A) cooperate with and assist each other in good faith to devise and implement a joint strategy for making such filings, including the timing thereof, and for obtaining any related antitrust, competition, fair trade or similar clearances, (B) consult in advance with the other Party and in good faith take the other Party’s views into account regarding the overall strategic direction of obtaining such antitrust, competition, fair trade or similar clearances and (C) consult with the other Party prior to taking any material substantive position in any written submissions or, to the extent practicable, in any discussions with Governmental Authorities with respect to such antitrust, competition, fair trade or similar clearances, including any position as to a Remedial Action. To the extent permitted by applicable Law, each Party shall permit the other Party to review and discuss in advance, and shall consider in good faith the views of the other Party in connection with, any analyses, presentations, memoranda, briefs, written arguments, opinions, written proposals or other materials to be submitted to the Governmental Authorities. No Party will independently participate in any formal meeting with any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate in such meeting. To the extent permitted by applicable Law, each Party shall keep the other apprised of the material content and status of any material communications with, and material communications from, any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement, including promptly notifying the other Party of any material communication it receives from any Governmental Authority relating to any review or investigation of the Merger and the other transactions contemplated by this Agreement under any Antitrust Laws. To the extent permitted by applicable Law, the Parties shall, and shall use their reasonable best efforts to cause their respective Affiliates to use their reasonable best efforts to, provide the other Parties with copies of all material correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement, the Merger and the other transactions contemplated hereunder; provided, however, that materials may be redacted (1) to remove references concerning the valuation of Frontier and the Frontier Subsidiaries or Cowboy and the Cowboy Subsidiaries, as applicable; (2) as necessary to comply with any Contract or Laws; and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Subject to the following sentence of this Section 7.5(c), Cowboy and Frontier shall, and shall cause each of their respective Subsidiaries to, take any and all steps necessary to obtain approval of the Merger and the other transactions contemplated by this Agreement by any Governmental Authority under the Antitrust Laws, including taking all steps necessary to avoid or eliminate each and every legal impediment under any Antitrust Laws that may be asserted by any Governmental Authority so as to enable the parties hereto to consummate the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable, and in any event prior to the Outside Date, including proposing, negotiating, accepting, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, transfer, license, or other disposition of their Subsidiaries, assets, properties or businesses, the entrance into, or the amendment, modification or termination of, any Contracts or other arrangements, or business practices, and other remedies (each, a “Remedial Action”) in order to obtain such approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond the Outside Date or preventing the consummation of the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, neither Cowboy nor Frontier nor any of their respective Subsidiaries or Affiliates shall be required to propose, negotiate, accept, commit to, or effect any Remedial Action, the effect of which would reasonably be expected to have a material adverse effect after the Closing on the combined businesses of Frontier and Cowboy and their subsidiaries, taken as a whole, including the overall benefits expected, as of the date of this Agreement, to be derived by the Parties from the combination of Frontier and Cowboy via the Merger and the transactions contemplated by this Agreement. In addition, Cowboy and Frontier shall, and shall cause each of the Cowboy Subsidiaries and the Frontier Subsidiaries, as applicable, to, defend through litigation on the merits so as to enable the parties to close the Merger and the other transactions contemplated hereby as promptly as reasonably practicable (and in any event prior to the Outside Date) any claim asserted in court or an administrative or other tribunal by any antitrust or competition Governmental Authority under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that could prevent or delay beyond the Outside Date the Closing from occurring; provided, however, that, for the avoidance of doubt, such litigation shall in no way limit the obligations of the parties to comply with their other obligations under the terms of this Section 7.5. Cowboy and Frontier shall jointly direct and control any such litigation with counsel of their own choosing. In the event of any conflict between subsections (a), (b) or (c) of this Section 7.5, the provisions of this Section 7.5(c) shall, with respect to the matters addressed in this Section 7.5(c), supersede the provisions of subsections (a) and (b) of this Section 7.5.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, neither Frontier nor Cowboy nor any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6 Notification of Certain Matters; Transaction Litigation.

(a) Frontier and its Representatives shall give prompt notice to Cowboy, and Cowboy and its Representatives shall give prompt notice to Frontier, of any notice or other communication received by such Party from any Governmental Authority (other than any antitrust or competition Government Authority, which shall be governed by Section 7.5) or NASDAQ, NYSE or any other securities market in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent or approval of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) Frontier and its Representatives shall give prompt notice to Cowboy, and Cowboy and its Representatives shall give prompt notice to Frontier, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would not be satisfied if the Closing Date were to be held on the date such representation or warranty became untrue or inaccurate, (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) a Cowboy Material Adverse Effect or a Frontier Material Adverse Effect, as applicable, has occurred; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by Frontier, Cowboy or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i), Section 9.1(d)(i) or Section 9.3(b)(i).

(c) Frontier and its Representatives shall give prompt notice to Cowboy, and Cowboy and its Representatives shall give prompt notice to Frontier, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any Frontier Subsidiary or Cowboy Subsidiary, respectively, or any of their respective directors or officers that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. Frontier and its Representatives shall give Cowboy the opportunity to participate in the defense and settlement of any stockholder litigation against Frontier and/or its Representatives relating to this Agreement, the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without Cowboy’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Cowboy and its Representatives shall give Frontier the opportunity to participate in the defense and settlement of any litigation against Cowboy and/or its Representatives relating to this Agreement, the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without Frontier’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.7 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting or being limited by the provisions of Section 7.7(b), from and after the Effective Time, Frontier shall, and shall cause the Surviving Entity to, (i) indemnify, defend and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action or threatened Action and any investigation, whether arising before or after the Effective Time, to the extent such Action or investigation arises out of or pertains to (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of Cowboy or any of the Cowboy Subsidiaries or (B) this Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) pay in advance of the final disposition of any such Action the expenses as incurred (including reasonable attorneys’ fees, costs and expenses and any expenses incurred by any Indemnified Party in connection with enforcing rights with respect to indemnification or advancement of expenses, to the extent, in the case of any Action to enforce rights to indemnification or advancement of expenses, that any Indemnified Party is successful, in whole or in part, in enforcing such Indemnified Party’s rights with respect to indemnification or advancement of expenses) of any Indemnified Party, without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to Frontier’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, Frontier and the Surviving Entity, as applicable, (i) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action against or investigation of any Indemnified Party for which indemnification may be sought under this Section 7.7(a) without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such Action or investigation, and (ii) shall not have any obligation under this Section 7.7(a) to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable Order that such indemnification is prohibited by applicable Law, in which case the Indemnified Party shall promptly refund to Frontier or the Surviving Entity the amount of all such expenses previously advanced pursuant hereto for which indemnification is prohibited by such final and non-appealable Order.

(b) Without limiting the foregoing, each of Frontier and the Surviving Entity agrees that all rights to exculpation of liabilities, indemnification and advancement of expenses existing as of the date hereof in favor of the current and former managers, directors, officers, partners, members, trustees, employees or agents of Cowboy or any of the Cowboy Subsidiaries and the fiduciaries of Cowboy or any of the Cowboy Subsidiaries under any Cowboy Benefit Plan (collectively, the “Indemnified Parties”) for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, as provided in (i) the Cowboy Governing Documents or, if applicable, similar organizational documents or agreements of any Cowboy Subsidiary and any of the Frontier Governing Documents with respect to any of the Indemnified Parties or arising out of any rights to exculpation of liabilities, indemnification obligations set forth in any Cowboy Benefit Plan or (ii) any indemnification agreements of Cowboy or any Cowboy Subsidiary, all of which shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Frontier and the Surviving Entity shall cause to be maintained in effect the provisions in (i) the Cowboy Governing Documents, in the Frontier Governing Documents, in the organizational documents of any Cowboy Subsidiary, in any Cowboy Benefit Plan and in any other agreements with any Indemnified Party, in each case, regarding exculpation of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provisions shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring or alleged to have occurred in connection with the approval of this Agreement and the consummation of the Merger and the other transactions contemplated hereby); provided, however, that all rights to exculpation of liability, indemnification and advancement of expenses in respect of any Action pending, asserted or made within such six (6) year period shall continue until the final disposition of such Action.

(c) For a period of six (6) years after the Effective Time, Frontier shall, and shall cause the Surviving Entity to, maintain in effect Cowboy’s current directors’ and officers’ liability insurance covering each Person currently covered by Cowboy’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Effective Time; provided, that in lieu of such obligation, (i) the Surviving Entity may substitute therefor policies of an insurance company with the same or better rating as Cowboy’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such Indemnified Parties than Cowboy’s existing policies as of the date hereof or (ii) in consultation with Frontier, Cowboy may obtain extended reporting period coverage under Cowboy’s existing insurance programs (to be effective as of the Effective Time) for a period of six (6) years after the Effective Time for a cost not in excess of three times the current annual premiums for such insurance; and provided, further, that in no event shall the Surviving Entity be required to pay annual premiums for insurance under this Section 7.7(c) in excess of 300% of the most recent annual premiums paid by Cowboy for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(d) If Frontier or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Frontier or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(e) Frontier shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, costs and expenses that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

(f) The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.7), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Cowboy, Frontier and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise.

Section 7.8 Stock Exchange Listing. Frontier shall use its reasonable best efforts to cause the shares of Frontier Common Stock to be issued in connection with the Merger, to be approved for listing on the NASDAQ, subject to official notice of issuance, at the Effective Time.

Section 7.9 Dividends; Post-Merger Dividend Policy. Frontier and Cowboy shall coordinate with each other to designate the same record dates and payment dates for any quarterly dividends or distributions declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur. In addition, prior to the mailing of the Joint Proxy Statement, the Frontier Board shall adopt a new dividend policy that provides for the payment of an annual cash dividend of $0.76 per share of Frontier Common Stock (subject to adjustment for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange or the like), which shall be payable quarterly. Such new dividend policy shall remain in effect at the Effective Time and shall remain in effect following the Effective Time, subject to the authority and discretion of the Frontier Board to adjust its dividend policy.

Section 7.10 Voting of Shares. Cowboy shall vote, or cause to be voted, all shares of Frontier Common Stock beneficially owned by it or any of the Cowboy Subsidiaries as of the record date for the Frontier Stockholders Meeting, if any, in favor of approval of the issuance of shares of Frontier Common Stock in connection with the Merger. Frontier shall vote, or cause to be voted, all shares of Cowboy Common Stock beneficially owned by it or any Frontier Subsidiary as of the record date for the Cowboy Shareholders Meeting, if any, in favor of the approval of this Agreement and the Merger.

Section 7.11 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary, to the extent that such action is within its control, so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or any restrictions in the Frontier Charter or the Cowboy Charter (“Charter Restrictions”) on the Merger and the other transactions contemplated by this Agreement.

Section 7.12 Tax Matters.

(a) Each Party shall deliver to each of Hunton & Williams LLP and Alston & Bird LLP a tax representation letter, dated as of the Closing Date and signed by an officer of such Party, containing representations of such Party reasonably necessary or appropriate to enable each of Hunton & Williams LLP and Alston & Bird LLP to render the tax opinions described in Section 8.2(e) and Section 8.3(e).

(b) Cowboy and Frontier shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

(c) Each of Cowboy and Frontier shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all U.S. federal, state, and local income tax or other purposes.

(d) Neither Frontier nor Cowboy shall take or omit to take any action, and neither party shall allow any of their respective Subsidiaries, including the Surviving Entity, to take or omit to take any action, if such action or failure to act would be reasonably likely to prevent or impede (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) the Spin Transaction from qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code. Unless otherwise required by a “determination” within the meaning of Section 1313 of the Code, neither Frontier nor Cowboy shall take, and neither party shall allow any of their respective Subsidiaries to take, any position on any Tax Return or for any tax purpose that is inconsistent with (i) the Merger qualifying as a “reorganization” within the meaning of Sections 368(a) of the Code or (ii) the Spin Transaction qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code.

Section 7.13 Financing Matters. Between the date hereof and the Effective Time, each of Frontier and Cowboy shall cooperate to develop a financing plan for Frontier and the Frontier Subsidiaries to be in effect from and after the Closing Date. Furthermore, each of Frontier and Cowboy shall, and shall cause each of the Frontier Subsidiaries and the Cowboy Subsidiaries to, use their reasonable best efforts to obtain any term loan or revolving loan credit facility necessary to effect such financing plan, including, as necessary or advisable, to fund the refinancing of Cowboy’s existing credit facility at the Effective Time and the Surviving Entity’s working capital needs from and after the Effective Time (it being understood that obtaining such financing is not a condition to the parties’ obligations to consummate any of the transactions contemplated by this Agreement), including providing, and causing each of the Frontier Subsidiaries and the Cowboy Subsidiaries to provide, and using reasonable best efforts to cause their Representatives to provide, all cooperation reasonably requested by the other Party in connection with obtaining any such financing; provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Frontier, Cowboy, the Frontier Subsidiaries or the Cowboy Subsidiaries; and provided further that none of Frontier, Cowboy, the Frontier Subsidiaries nor the Cowboy Subsidiaries shall be required to enter into any agreements in connection therewith that would be binding if the Merger does not occur. Each of Frontier and Cowboy shall, to the extent it is aware of any applicable developments, promptly update any information provided by it for use in an offering document to be used in connection with any such financing to the extent such information would otherwise contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

Section 7.14 Section 16 Matters. Prior to the Effective Time, Frontier and Cowboy shall take all such steps as may be required to cause any dispositions of Cowboy Common Stock (including derivative securities with respect to Cowboy Common Stock) or acquisitions of Frontier Common Stock resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Frontier or Cowboy, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.15 Employee Matters.

(a) At the Effective Time and for a period commencing at the Effective Time and ending on December 31, 2016 (the “Transition Period”), Frontier will, and will cause the Frontier Subsidiaries (including the Surviving Entity and its Subsidiaries), to honor all obligations under the Cowboy Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time, including all health benefits, life, accidental death and dismemberment and long term disability insurance coverage at the same coverage levels as each employee of Cowboy or any Cowboy Subsidiary and their dependents were enrolled in immediately prior to the Effective Time; provided, however, that Frontier may provide the benefits under the Cowboy Benefit Plans pursuant to alternative plans established by Frontier that provide benefits (including with respect to employee costs) that are determined by the Frontier Board, in good faith, to be, in the aggregate, substantially comparable to the benefits provided under the Cowboy Benefit Plans as in effect immediately prior to the Effective Time. Nothing in this Section 7.15(a) shall prevent Frontier from making modifications to the Cowboy Benefit Plans that (i) are required by Law or (ii) are consistent with ordinary past practices of Cowboy prior to the Effective Time. After the expiration of the Transition Period, the Cowboy Benefits Plans may be amended or replaced by New Plans to govern the employment benefits, including all health benefits, life, accidental death and dismemberment and long term disability insurance coverage, provided that, during calendar year 2017, the prior written consent of the President and Chief Operating Officer of Frontier approving any such changes and/or replacements shall have first been obtained (or, if T. Brent Stuart is not the President and Chief Operating Officer of Frontier at such time, then such changes or replacements shall be subject to the approval of the Frontier Board).

(b) Subject to their obligations under applicable Law, Frontier will, and will cause the Frontier Subsidiaries (including the Surviving Entity and its subsidiaries) to, give credit under each employee plans, programs and arrangements to employees for all service prior to the Effective Time with Cowboy or any Cowboy Subsidiary for all purposes for which such service was taken into account or recognized by Cowboy or any Cowboy Subsidiary, but not to the extent crediting such service would result in duplication of benefits.

(c) With respect to any employee plan, program and arrangements providing employment benefits in which certain employees of Cowboy or any Cowboy Subsidiary becomes eligible to participate on or after the Effective Time (“New Plans”), Frontier shall, and shall cause the Surviving Entity to, to the extent permitted by Law, (i) (A) use its reasonable best efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each such employee and his or her eligible dependents under any New Plans, and (B) provide each such employee and his or her eligible dependents with credit for any co-payments or deductibles and out of pocket limits paid during the plan year in which participation under a New Plan (to the same extent that such credit was given under the analogous Cowboy Benefit Plan prior to the Effective Time) commences in satisfying any applicable deductible or out-of-pocket requirements under any New Plans and (ii) recognize all service of each such employee with Cowboy and each Cowboy Subsidiary for all purposes, including eligibility to participate, vesting and benefit accrual (including, in order to calculate the amount of any paid time off and leave balance, vacation and sick days, severance and similar benefits), under any New Plan to the same extent that such service was taken into account under the analogous Cowboy Benefit Plan prior to the Effective Time, but not to the extent crediting such service would result in duplication of benefits.

(d) Notwithstanding any of the foregoing to the contrary, at the Effective Time and throughout the Transition Period, Frontier shall, and shall cause each of the Frontier Subsidiaries (including the Surviving Entity), to provide severance benefits to each employee of Cowboy or any Cowboy Subsidiary who experiences an involuntary termination of employment during the Transition Period, beginning at the Effective Time, in an amount that is at least equal to the severance benefits that would have been paid to such employee pursuant to the terms of the applicable severance plans or arrangements maintained by Cowboy or any Cowboy Subsidiary as in effect immediately prior to the Effective Time, to be calculated, however, on the basis of the employee’s compensation and service (calculated taking into account service with Cowboy and any Cowboy Subsidiary and service with Frontier and any Frontier Subsidiary, on a combined basis). After the expiration of the Transition Period, the foregoing severance benefits, plans and arrangements may be changed or replaced by other severance benefits, plans and arrangements, provided that, during calendar year 2017, the prior written consent of the President and Chief Operating Officer of Frontier approving any such changes and/or replacements shall have first been obtained (or, if T. Brent Stuart is not the President and Chief Operating Officer of Frontier at such time, then such changes or replacements shall be subject to the approval of the Frontier Board).

(e) Frontier acknowledges the obligations of Cowboy under Cowboy’s 2016 Short-Term Incentive Plan, which shall be administered following the Effective Time as set forth in Section 7.15(e) of the Cowboy Disclosure Letter.

(f) Frontier hereby acknowledges that a “change in control” of Cowboy or other event of similar import, within the meaning of the Cowboy Benefit Plans that contain such terms, will occur upon the Effective Time, as set forth in Section 7.15 of the Cowboy Disclosure Letter and Frontier shall honor and comply with all obligations (including payment obligations) as set forth in Section 7.15(f) of the Cowboy Disclosure Letter.

(g) This Agreement is not intended by the parties to constitute a plan amendment to or create any obligation of the parties with respect to any Cowboy Benefit Plan or Frontier Benefit Plan.

(h) None of the Cowboy employees shall be bound by, nor shall any of the Cowboy employees be required to agree to become bound by, the non-competition covenants and post-employment restraints set forth in the Frontier employee handbook as a condition of continued employment following the Closing Date with Cowboy or any Cowboy Subsidiary or Frontier or any Frontier Subsidiary.

ARTICLE 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a) Regulatory Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the Frontier Disclosure Letter and Section 8.1(a) of the Cowboy Disclosure Letter shall have been obtained.

(b) Antitrust Approvals. Any waiting period (and any extension thereof) applicable to the Merger and the other transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired, and any other antitrust, competition, investment, trade regulation or similar consents, authorizations, orders or approvals that are required under any other material Antitrust Law, the absence of which would prohibit the consummation of the Merger and the other transactions contemplated by this Agreement, shall have been obtained or made or any applicable waiting period with respect thereof shall have expired or been terminated.

(c) Stockholder Approvals. The Frontier Stockholder Approval shall have been obtained in accordance with applicable Law and the Frontier Governing Documents. The Cowboy Shareholder Approval shall have been obtained in accordance with applicable Law and the Cowboy Governing Documents.

(d) No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting the consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

(f) Stock Exchange Listing. The Frontier Common Stock to be issued in connection with the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

Section 8.2 Conditions to Obligations of Cowboy. The obligations of Cowboy to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by Cowboy, at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Frontier and Merger Sub set forth in the Fundamental Representations (except Section 4.5(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (ii) the representations and warranties set forth in Section 4.5(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, and (iii) each of the other representations and warranties of Frontier and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Frontier Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a Frontier Material Adverse Effect.

(b) Performance of Covenants and Obligations of Frontier and Merger Sub. Frontier and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Effect. On the Closing Date, no event, circumstance, change, effect, development or occurrence shall exist that has had or would reasonably be expected to have a Frontier Material Adverse Effect.

(d) Delivery of Certificate. Frontier shall have delivered to Cowboy a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of Frontier, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) Section 368 Opinion. Cowboy shall have received (i) a written opinion of Hunton & Williams LLP, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, (A) the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code, and (B) the Merger should not prevent or impede the Spin Transaction from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code (the “Cowboy Tax Opinion”), which opinion will be subject to customary exceptions, assumptions and qualifications, and (ii) a copy of the Frontier Tax Opinion. In rendering such opinion, Hunton & Williams LLP may rely upon the tax representation letters described in Section 7.12.

Section 8.3 Conditions to Obligations of Frontier and Merger Sub. The obligations of Frontier and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by Frontier at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Cowboy set forth in the Fundamental Representations (except Section 5.5(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (ii) the representations and warranties set forth in Section 5.5(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, and (iii) each of the other representations and warranties of Cowboy contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Cowboy Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a Cowboy Material Adverse Effect.

(b) Performance of Covenants or Obligations of Cowboy. Cowboy shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Effect. On the Closing Date, no event, circumstance, change, effect, development or occurrence shall exist that has had or would reasonably be expected to have a Cowboy Material Adverse Effect.

(d) Delivery of Certificate. Cowboy shall have delivered to Frontier a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of Cowboy certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) Section 368 Opinion. Frontier shall have received (i) a written opinion of Alston & Bird LLP, tax counsel to Frontier, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, (A) the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code, and (B) the Merger should not prevent or impede the Spin Transaction from continuing to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) and as not being taxable under Section 355(e) of the Code and related provisions of the Code (the “Frontier Tax Opinion”), which opinion will be subject to customary exceptions, assumptions and qualifications, and (ii) a copy of the Cowboy Tax Opinion. In rendering such opinion, Alston & Bird LLP may rely upon the tax representation letters described in Section 7.12.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding receipt of Frontier Stockholder Approval or Cowboy Shareholder Approval (except as otherwise specified in this Section 9.1):

(a) by mutual written consent of each of Cowboy and Frontier;

(b) by either Cowboy or Frontier:

(i) if the Merger shall not have occurred on or before 11:59 p.m. New York time on December 31, 2016; provided, that in the event that, as of December 31, 2016, all of the conditions to Closing set forth in Article 8 have been satisfied or waived (other than such conditions that by their terms are satisfied at the Closing) other than the conditions set forth in Section 8.1(b) or Section 8.1(d) (solely with respect to the matters addressed in Section 8.1(b)), the termination date may be extended from time to time by either Frontier or Cowboy to a date no later than March 31, 2017 (such date, including any extension thereof, the “Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (and in the case of Frontier, including the failure of Merger Sub) to perform or comply with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any Law or final and nonappealable Order shall have been enacted, entered, promulgated or shall have been enforced by any Governmental Authority which permanently prohibits, restrains, enjoins or makes illegal the consummation of the Merger and the transactions contemplated by this Agreement; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and in the case of Frontier, including the failure of Merger Sub) to perform any of its obligations, covenants or agreements under this Agreement; or

(iii) if either (A) the Frontier Stockholder Approval shall not have been obtained at the Frontier Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the issuance of shares of Frontier Common Stock in connection with the Merger was taken or (B) the Cowboy Shareholder Approval shall not have been obtained at the Cowboy Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Merger and this Agreement was taken; or

(c) by Cowboy:

(i) if Frontier shall have breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 8.1 or Section 8.2 (a “Frontier Terminating Breach”) and (B) such Frontier Terminating Breach is either incapable of being cured by Frontier by the Outside Date or, if capable of being cured, is not cured or waived by the earlier of (x) thirty (30) Business Days following written notice to Frontier by Cowboy of such Frontier Terminating Breach, and (y) one (1) Business Day prior to the Outside Date; provided, that Cowboy shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Cowboy Terminating Breach shall have occurred and be continuing at the time Cowboy delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii) prior to obtaining the Frontier Stockholder Approval, if Frontier or the Frontier Board (A) shall have effected an Adverse Recommendation Change or (B) shall have breached any of the provisions set forth in Section 7.3 in any material respect; or

(d) by Frontier:

(i) if Cowboy shall have breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 8.1 or Section 8.3 (a “Cowboy Terminating Breach”) and (B) such Cowboy Terminating Breach is either incapable of being cured by Cowboy by the Outside Date or, if capable of being cured, is not cured or waived by the earlier of (x) thirty (30) Business Days following written notice to Cowboy by Frontier of such Cowboy Terminating Breach, and (y) one (1) Business Day prior to the Outside Date; provided, that Frontier shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Frontier Terminating Breach shall have occurred and be continuing at the time Frontier delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii) prior to obtaining the Cowboy Shareholder Approval, if Cowboy or the Cowboy Board (A) shall have effected an Adverse Recommendation Change or (B) shall have breached any of the provisions set forth in Section 7.3 in any material respect.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given by the terminating Party to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Cowboy or Frontier and Merger Sub, except that the Confidentiality Agreement and the provisions of Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.4 (Amendment), and Article 10 (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any Party from any liability or damages resulting from any fraud or willful and material breach of any of its covenants, obligations or agreements set forth in this Agreement.

Section 9.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, provided that the Parties will share equally (i) any filing fees relating to filings with Governmental Authorities (including any antitrust or competition Governmental Authority) as may be required to consummate the transactions contemplated by this Agreement, and (ii) the fees and expenses set forth on Section 9.3 of the Frontier Disclosure Letter.

(b) In the event that:

(i) (A) (x) this Agreement is terminated by Cowboy pursuant to Section 9.1(c)(i), and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the Frontier Board or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal or (y) this Agreement is terminated by Frontier or Cowboy pursuant to Section 9.1(b)(iii), and prior to the Frontier Stockholders Meeting, an Acquisition Proposal with respect to Frontier has been publicly announced, disclosed or otherwise communicated to Frontier’s stockholders (and not withdrawn) or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal and (B) within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal with respect to Frontier is consummated or Frontier enters into a definitive agreement in respect of an Acquisition Proposal with respect to Frontier that is later consummated; or

(ii) this Agreement is terminated by Cowboy pursuant to Section 9.1(c)(ii); then, in any such event, Frontier shall pay to Cowboy a termination fee equal to $30,000,000 (the “Frontier Termination Fee”), it being understood that in no event shall Frontier be required to pay the Frontier Termination Fee on more than one occasion. Payment of the Frontier Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Cowboy (i) prior to or concurrently at the time of consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Frontier Termination Fee payable pursuant to Section 9.3(b)(i), and (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Frontier Termination Fee payable pursuant to Section 9.3(b)(ii). Notwithstanding anything in this Agreement to the contrary, in the event that the Frontier Termination Fee becomes payable, then payment to Cowboy of the Frontier Termination Fee, together with any amounts due under Section 9.3(d), shall be Cowboy’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Frontier, the Frontier Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Frontier Released Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise? provided, however, that the foregoing shall not impair the rights of Cowboy, if any, to obtain injunctive relief and/or specific performance pursuant to Section 10.9 prior to any termination of this Agreement. Upon payment of such Frontier Termination Fee, no Frontier Released Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except that the obligations under the Confidentiality Agreement and the provisions of Section 7.4 (Public Announcements) and Article 10 (General Provisions) of this Agreement shall survive.

(c) In the event that:

(i) (A) (x) this Agreement is terminated by Frontier pursuant to Section 9.1(d)(i), and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide

Acquisition Proposal (with, for all purposes of this Section 9.3(c)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the Cowboy Board or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal or (y) this Agreement is terminated by Frontier or Cowboy pursuant to Section 9.1(b)(iii), and prior to the Cowboy Shareholders Meeting, an Acquisition Proposal with respect to Cowboy has been publicly announced, disclosed or otherwise communicated to Cowboy’s shareholders (and not withdrawn) or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal and (B) within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal with respect to Cowboy is consummated or Cowboy enters into a definitive agreement in respect of an Acquisition Proposal with respect to Cowboy that is later consummated; or

(ii) this Agreement is terminated by Frontier pursuant to Section 9.1(d)(ii); then, in any such event, Cowboy shall pay to Frontier a termination fee equal to $30,000,000 (the “Cowboy Termination Fee”), it being understood that in no event shall Cowboy be required to pay the Cowboy Termination Fee on more than one occasion. Payment of the Cowboy Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Frontier (i) prior to or concurrently at the time of consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Cowboy Termination Fee payable pursuant to Section 9.3(c)(i), and (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Cowboy Termination Fee payable pursuant to Section 9.3(c)(ii). Notwithstanding anything in this Agreement to the contrary, in the event that the Cowboy Termination Fee becomes payable, then payment to Frontier of the Cowboy Termination Fee, together with any amounts due under Section 9.3(d), shall be Frontier’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Cowboy, any of the Cowboy Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Cowboy Released Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise; provided, however, that the foregoing shall not impair the rights of Frontier, if any, to obtain injunctive relief and/or specific performance pursuant to Section 10.9 prior to any termination of this Agreement. Upon payment of such Cowboy Termination Fee, no Cowboy Released Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except that the obligations under the Confidentiality Agreement and the provisions of Section 7.4 (Public Announcements) and Article 10 (General Provisions) of this Agreement shall survive.

(d) Each of Frontier and Cowboy acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. If Frontier fails promptly to pay any amounts due pursuant to Section 9.3(b), or Cowboy fails promptly to pay any amounts due pursuant to Section 9.3(c), and, in order to obtain such payment, the other Party commences a suit that results in a judgment for the amounts set forth in Section 9.3(b) or Section 9.3(c), as applicable, the Party that has failed to pay any such amounts shall pay to the other Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 9.3(b) or Section 9.3(c), as applicable, from the date of termination of this Agreement at a rate per annum equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 9.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the Frontier Board and the Cowboy Board, respectively, at any time before or after receipt of the Frontier Stockholder Approval or the Cowboy Shareholder Approval and prior to the Effective Time; provided, that (a) after the Frontier Stockholder Approval has been obtained, there shall not be (x) any amendment of this Agreement that would require the further approval of the stockholders of Frontier under the DGCL, the Frontier Governing Documents or the rules of the NASDAQ without such further approval of such stockholders, or (y) any amendment or change not permitted under applicable Law and (b) after the Cowboy Shareholder Approval has been obtained, there shall not be (x) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Cowboy Common Stock, or which by applicable Law requires the further approval of the stockholders of Cowboy without such further approval of such stockholders, or (y) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Frontier to:

690 East Lamar Blvd., Suite 400

Arlington, Texas

Attn: General Counsel

email: anna.alvarado@firstcash.com

with copies (which shall not constitute notice) to:

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309

Attn: Steven L. Pottle

email: steve.pottle@alston.com

Alston & Bird LLP

950 F Street, NW

Washington, DC 20004

Attn: David E. Brown, Jr.

email: david.brown@alston.com

if to Cowboy to:

Cash America International, Inc.

1600 W. 7th Street, Suite 1000

Ft. Worth, TX 76102

Attention: General Counsel

Email: clinscott@casham.com

with a copy (which shall not constitute notice) to:

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, TX 75202

Attn: L. Steven Leshin

email: sleshin@hunton.com

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form” (“pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits, Schedules, the Frontier Disclosure Letter and the Cowboy Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and, (b) except for the provisions of Section 7.7 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties) are not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 10.6 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7 Governing Law; Venue.

(a) Except for the fiduciary duties of the Cowboy Board, the validity of any corporate action on the part of Cowboy and the Merger, which, in each case, shall be governed by, and construed in accordance with, the Laws of the State of Texas, without regard to laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the State of Texas to the foregoing, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any dispute arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any dispute except in such courts, (ii) agrees that any claim in respect of any such dispute may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute in any such court. Each of the parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.9 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity.

Section 10.10 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective Representatives and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

FIRST CASH FINANCIAL SERVICES, INC.

By:	/s/ Rick L. Wessel
Name: Rick L. Wessel
Title: President and Chief Executive Officer

CASH AMERICA INTERNATIONAL, INC.

By:	/s/ T. Brent Stuart
Name: T. Brent Stuart
Title: President and Chief Executive Officer

FRONTIER MERGER SUB, LLC

By:	/s/ Rick L. Wessel
Name: Rick L. Wessel
Title: Manager

Exhibit A

AMENDED AND RESTATED

BYLAWS

OF

FIRSTCASH, INC.

(a Delaware corporation)

ARTICLE 1.

DEFINITIONS

1.1	Definitions. Unless the context clearly requires otherwise, in these Bylaws:

(a)	“Board” means the board of directors of the Corporation.

(b)	“Bylaws” means these bylaws as adopted by the Board and includes amendments subsequently adopted by the Board or by the Stockholders.

(c)	“Certificate of Incorporation” means the Certificate of Incorporation of FirstCash, Inc. as filed with the Secretary of State of the State of Delaware and includes all amendments thereto and restatements thereof subsequently filed.

(d)	“Corporation” means FirstCash, Inc.

(e)	“Section” refers to sections of these Bylaws.

(f)	“Stockholder” means stockholders of record of the Corporation.

1.2	Offices. The title of an office refers to the person or persons who at any given time perform the duties of that particular office for the Corporation.

ARTICLE 2.

OFFICES

2.1	Principal Office. The Corporation may locate its principal office within or without the state of incorporation as the Board may determine.

2.2	Registered Office. The registered office of the Corporation required by law to be maintained in the state of incorporation may be, but need not be, the same as the principal place of business of the Corporation. The Board may change the address of the registered office from time to time.

2.3	Other Offices. The Corporation may have offices at such other places, either within or without the state of incorporation, as the Board may designate or as the business of the Corporation may require from time to time.

ARTICLE 3.

MEETINGS OF STOCKHOLDERS

3.1	Annual Meetings. The Stockholders of the Corporation shall hold their annual meetings for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings at such time, date and place as the Board shall determine by resolution.

3.2	Special Meetings. The Board, the Chairman of the Board, the Vice Chairman, the Chief Executive Officer or a committee of the Board duly designated and whose powers and authority include the power to call meetings may call special meetings of the Stockholders of the Corporation at any time for any purpose or purposes. Special meetings of the Stockholders of the Corporation may not be called by any other person or persons.

3.3	Place of Meetings. The Stockholders shall hold all meetings at such places, within or without the State of Delaware, as the Board or a committee of the Board shall specify in the notice or waiver of notice for such meetings.

3.4	Notice of Meetings. Except as otherwise required by law, the Board or a committee of the Board shall give notice of each meeting of Stockholders, whether annual or special, not less that 10 nor more than 60 days before the date of the meeting. The Board or a committee of the Board shall deliver a notice to each Stockholder entitled to vote at such meeting by delivering a typewritten or printed notice thereof to him personally, or by depositing such notice in the United States mail, in a postage prepaid envelope, directed to him at his address as it appears on the records of the Corporation, or by transmitting a notice thereof to him at such address by telegraph, telecopy, cable or wireless. If mailed, notice is given on the date deposited in the United States mail, postage prepaid, directed to the Stockholder at his address as it appears on the records of the Corporation. An affidavit of the Secretary or an Assistant Secretary or of the Transfer Agent of the Corporation that he has given notice shall constitute, in the absence of fraud, prima facie evidence of the facts stated therein.

Every notice of a meeting of the Stockholders shall state the place, date and hour of the meeting and, in the case of a special meeting, also shall state the purpose or purposes of the meeting. Furthermore, if the Corporation will maintain the list at a place other than where the meeting will take place, every notice of a meeting of the Stockholders shall specify where the Corporation will maintain the list of Stockholders entitled to vote at the meeting.

3.5	Stockholder Notice. Stockholders who intend to nominate persons to the Board of Directors or propose any other action at an annual meeting of Stockholders must timely notify the Secretary of the Corporation of such intent. To be timely, a Stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less that 60 days nor more than 90 days prior to the date of such meeting; provided, however, that in the event that less than 75 days’ notice of the date of the meeting is given or made to Stockholders, notice by the Stockholder to be timely must be received not later than the close of business on the 15th day following the date on which such notice of the date of the annual meeting was mailed. Such notice must be in writing and must include (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting; (ii) the name and record address of the Stockholder proposing such business; (iii) the class, series and number of shares of capital stock of the Corporation which are beneficially owned by the Stockholder; and (iv) any material interest of the Stockholder in such business. The Board of Directors reserves the right to refuse to submit any such proposal to Stockholders at an annual meeting if, in its judgment, the information provided in the notice is inaccurate or incomplete.

3.6	Waiver of Notice. Whenever these Bylaws require written notice, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall constitute the equivalent of notice. Attendance of a person at any meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. No written waiver of notice need specify either the business to be transacted at, or the purpose or purposes of any regular or special meeting of the Stockholders, directors or members of a committee of the Board.

3.7	Adjournment of Meeting. When the Stockholders adjourn a meeting to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Stockholders may transact any business which they may have transacted at the original meeting. If the adjournment is for more than 30 days or, if after the adjournment, the Board or a committee of the Board fixes a new record date for the adjourned meeting, the Board or a committee of the Board shall give notice of the adjourned meeting to each Stockholder of record entitled to vote at the meeting.

3.8	Quorum. Except as otherwise required by law, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes at any meeting of the Stockholders. In the absence of a quorum at any meeting or any adjournment thereof, the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, or, in the absence therefrom of all the Stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting to another place, date or time.

If the chairman of the meeting gives notice of any adjourned special meeting of Stockholders to all Stockholders entitled to vote thereat, stating that the minimum percentage of Stockholders for a quorum as provided by Delaware law shall constitute a quorum, then, except as otherwise required by law, that percentage at such adjourned meeting shall constitute a quorum and a majority of the votes cast at such meeting shall determine all matters.

3.9	Organization. Such person as the Board may have designated or, in the absence of such a person, the highest ranking officer of the Corporation who is present shall call to order any meeting of the Stockholders, determine the presence of a quorum, and act as chairman of the meeting. In the absence of the Secretary or an Assistant Secretary of the Corporation, the chairman shall appoint someone to act as the secretary of the meeting.

3.10	Conduct of Business. The chairman of any meeting of Stockholders shall determine the order of business and the procedure at the meeting, including such regulations of the manner of voting and the conduct of discussion as he deems in order.

3.11	List of Stockholders. At least 10 days before every meeting of Stockholders, the Secretary shall prepare a list of the Stockholders entitled to vote at the meeting or any adjournment thereof, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. The Corporation shall make the list available for examination by any Stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting will take place or at the place designated in the notice of the meeting.

The Secretary shall produce and keep the list at the time and place of the meeting during the entire duration of the meeting, and any Stockholder who is present may inspect the list at the meeting. The list shall constitute presumptive proof of the identity of the Stockholders entitled to vote at the meeting and the number of shares each Stockholder holds.

A determination of Stockholders entitled to vote at any meeting of Stockholders pursuant to this Section shall apply to any adjournment thereof.

3.12	Fixing of Record Date. For the purpose of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or Stockholders entitled to receive payment of any dividend, or in order to make a determination of Stockholders for any other proper purpose, the Board or a committee of the Board may fix in advance a date as the record date for any such determination of Stockholders. However, the Board shall not fix such date, in any case, more than 60 days nor less than 10 days prior to the date of the particular action.

If the Board or a committee of the Board does not fix a record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, the record date shall be at the close of business on the day next preceding the day on which notice is given or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held or the date on which the Board adopts the resolution declaring a dividend.

3.13	Voting of Shares. Each Stockholder shall have one vote for every share of stock having voting rights registered in his name on the record date for the meeting. The Corporation shall not have the right to vote treasury stock of the Corporation, nor shall another corporation have the right to vote its stock of the Corporation if the Corporation holds, directly or indirectly, a majority of the shares entitled to vote in the election of directors of such other corporation. Persons holding stock of the Corporation in a fiduciary capacity shall have the right to vote such stock. Persons who have pledged their stock of the Corporation shall have the right to vote such stock unless in the transfer on the books of the Corporation the pledgor expressly empowered the pledgee to vote such stock. In that event, only the pledgee, or his proxy, may represent such stock and vote thereon.

A plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all elections and, except when the law or Certificate of Incorporation requires otherwise, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all other matters.

Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

The Stockholders may vote by voice vote on all matters. Upon demand by a Stockholder entitled to vote, or his proxy, the Stockholders shall vote by ballot. In that event, each ballot shall state the name of the Stockholder or proxy voting, the number of shares voted and such other information as the Corporation may require under the procedure established for the meeting.

3.14	Inspectors. At any meeting in which the Stockholders vote by ballot, the chairman may appoint one or more inspectors. Each inspector shall take and sign an oath to execute the duties of inspector at such meeting faithfully, with strict impartiality, and according to the best of his ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each; determine the shares represented at a meeting and the validity of proxies and ballots; count all votes and ballots; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The certification required herein shall take the form of a subscribed, written report prepared by the inspectors and delivered to the Secretary of the Corporation. An inspector need not be a Stockholder of the Corporation, and any officer of the Corporation may be an inspector on any question other than a vote for or against a proposal in which he has a material interest.

3.15	Proxies. A Stockholder may exercise any voting rights in person or by his proxy appointed by an instrument in writing, which he or his authorized attorney-in-fact has subscribed and which the proxy has delivered to the secretary of the meeting pursuant to the manner prescribed by law.

A proxy is not valid after the expiration of three years after the date of its execution, unless the person executing it specifies thereon the length of time for which it is to continue in force (which length may exceed three years) or limits its use to a particular meeting. Each proxy is irrevocable if it expressly states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

The attendance at any meeting of a Stockholder who previously has given a proxy shall not have the effect of revoking the same unless he notifies the Secretary in writing prior to the voting of the proxy.

ARTICLE 4.

BOARD OF DIRECTORS

4.1	General Powers. The Board shall manage the property, business and affairs of the Corporation.

4.2	Number. The number of directors who shall constitute the Board shall equal not less than one nor more than 15, as the Board may determine by resolution from time to time.

4.3	Classification. The Board of Directors shall be divided into classes pursuant to the terms and provisions of the Certificate of Incorporation.

4.4	Election of Directors and Term of Office. The Stockholders of the Corporation shall elect the directors at the annual or adjourned annual meeting (except as otherwise provided herein for the filling of vacancies). Each director shall hold office until his death, resignation, retirement, removal, or disqualification, or until his successor shall have been elected and qualified.

4.5	Resignations. Any director of the Corporation may resign at any time by giving written notice to the Board or to the Secretary of the Corporation. Any resignation shall take effect upon receipt or at the time specified in the notice. Unless the notice specifies otherwise, the effectiveness of the resignation shall not depend upon its acceptance.

4.6	Removal. Stockholders holding a majority of the outstanding shares entitled to vote at an election of directors may remove any director at any time but only for cause.

4.7	Vacancies. A majority of the remaining directors, although less than a quorum, or a sole remaining director may fill any vacancy on the Board, whether because of death, resignation, disqualification, an increase in the number of directors, or any other cause. Any director elected to fill a vacancy shall hold office until his death, resignation, retirement, removal, or disqualification, or until his successor shall have been elected and qualified.

4.8	Chairman and Vice Chairman of the Board. At the initial and annual meeting of the Board, the directors may elect from their number a Chairman of the Board of Directors. The Chairman shall preside at all meetings of the Board and shall perform such other duties as the Board may direct. The Board also may elect a Vice Chairman and other officers of the Board, with such powers and duties as the Board may designate from time to time. The Vice Chairman shall assume the duties of the Chairman, including presiding at all meetings of the Board, in his absence. The Chairman shall set the agendas at the meetings of the Board in consultation with the Vice Chairman and the Chief Executive Officer.

4.9	Compensation. The Board may compensate directors for their services and may provide for the payment of all expenses the directors incur by attending meetings of the Board or otherwise.

ARTICLE 5.

MEETINGS OF DIRECTORS

5.1	Regular Meetings. The Board may hold regular meetings at such places, dates and times as the Board shall establish by resolution. If any day fixed for a meeting falls on a legal holiday, the Board shall hold the meeting at the same place and time on the next succeeding business day. The Board need not give notice of regular meetings.

5.2	Place of Meetings. The Board may hold any of its meetings in or out of the State of Delaware, at such places as the Board may designate, at such places as the notice or waiver of notice of any such meeting may designate, or at such places as the persons calling the meeting may designate.

5.3	Meetings by Telecommunications. The Board or any committee of the Board may hold meetings by means of conference telephone or similar telecommunications equipment that enable all persons participating in the meeting to hear each other. Such participation shall constitute presence in person at such meeting.

5.4	Special Meetings. The Chairman of the Board, the Vice Chairman, the Chief Executive Officer or one-half of the directors then in office may call a special meeting of the Board. The person or persons authorized to call special meetings of the Board may fix any place, either in or out of the State of Delaware as the place for the meeting.

5.5	Notice of Special Meetings. The person or persons calling a special meeting of the Board shall give written notice to each director of the time, place, date and purpose of the meeting of not less than three business days if by mail and not less than 24 hours if by telegraph or in person before the date of the meeting. If mailed, notice is given on the date deposited in the United States mail, postage prepaid, to such director. A director may waive notice of any special meeting, and any meeting shall constitute a legal meeting without notice if all the directors are present or if those not present sign either before or after the meeting a written waiver of notice, a consent to such meeting, or an approval of the minutes of the meeting. A notice or waiver of notice need not specify the purposes of the meeting or the business which the Board will transact at the meeting.

5.6	Waiver by Presence. Except when expressly for the purpose of objecting to the legality of a meeting, a director’s presence at a meeting shall constitute a waiver of notice of such meeting.

5.7	Quorum. A majority of the directors then in office shall constitute a quorum for all purposes at any meeting of the Board. In the absence of a quorum, a majority of directors present at any meeting may adjourn the meeting to another place, date or time without further notice. No proxies shall be given by directors to any person for purposes of voting or establishing a quorum at a directors meeting.

5.8	Conduct of Business. The Board shall transact business in such order and manner as the Board may determine. Except as the law requires otherwise, the Board shall determine all matters by vote of a majority of the directors present at a meeting at which a quorum is present. The directors shall act as a Board, and the individual directors shall have no power as such.

5.9	Action by Consent. The Board or a committee of the Board may take any required or permitted action without a meeting if all members of the Board or committee consent thereto in writing and file such consent with the minutes of the proceedings of the Board or committee.

ARTICLE 6.

COMMITTEES

6.1	Committees of the Board. The Board may designate, by a vote of a majority of the directors then in office, committees of the Board. The committees shall serve at the pleasure of the Board and shall possess such lawfully delegable powers and duties as the Board may confer.

6.2

Selection of Committee Members. The Board shall elect by a vote of a majority of the directors then in office a director or directors to serve as the member or members of a committee. By the same vote, the Board may designate other directors as alternate members who may replace any absent or disqualified member at any meeting of a committee. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may appoint by unanimous vote another member of the Board to act at the meeting in the place of the absent or disqualified member.

6.3	Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as the law or these Bylaws require otherwise. Each committee shall make adequate provision for notice of all meetings to members. A majority of the members of the committee shall constitute a quorum, unless the committee consists of one or two members. In that event, one member shall constitute a quorum. A majority vote of the members present shall determine all matters. A committee may take action without a meeting if all the members of the committee consent in writing and file the consent or consents with the minutes of the proceedings of the committee.

6.4	Authority. Any committee, to the extent the Board provides, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the affixation of the Corporation’s seal to all instruments which may require or permit it. However, no committee shall have any power or authority with regard to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the Stockholders a dissolution of the Corporation or a revocation of a dissolution of the Corporation, or amending these Bylaws of the Corporation. Unless a resolution of the Board expressly provides, no committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger.

6.5	Minutes. Each committee shall keep regular minutes of its proceedings and report the same to the Board when required.

ARTICLE 7

OFFICERS

7.1	Officers of the Corporation. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries, Assistant Treasurers, and other officers as the Board may designate and elect from time to time, including a Chief Financial Officer and a Chief Operating Officer. The same person may hold at the same time any two or more offices.

7.2	Election and Term. The Board shall elect the officers of the Corporation. Each officer shall hold office until his death, resignation, retirement, removal or disqualification, or until his successor shall have been elected and qualified.

7.3	Compensation of Officers. The Board shall fix the compensation of all officers of the Corporation. No officer shall serve the Corporation in any other capacity and receive compensation, unless the Board authorizes the additional compensation.

7.4	Removal of Officers and Agents. The Board may remove any officer or agent it has elected or appointed at any time, with or without cause.

7.5

Resignation of Officers and Agents. Any officer or agent the Board has elected or appointed may resign at any time by giving written notice to the Board, the Chairman of the Board, the Vice Chairman, the Chief Executive Officer, or the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified. Unless otherwise specified in the notice, the Board need not accept the resignation to make it effective.

7.6	Bond. The Board may require by resolution any officer, agent, or employee of the Corporation to give bond to the Corporation, with sufficient sureties conditioned on the faithful performance of the duties of his respective office or agency. The Board also may require by resolution any officer, agent or employee to comply with such other conditions as the Board may require from time to time.

7.7	Chief Executive Officer. The Chief Executive Officer shall be the principal executive officer of the Corporation and, subject to the Board’s control, shall supervise, direct and have general charge and control over all of the business, property and affairs of the Corporation. The Chief Executive Officer shall also be responsible for driving the strategic objectives of the Corporation, subject to the authority of the Board. Except as may be specified by the Board, the Chief Executive Officer shall have the power to enter into contracts and make commitments on behalf of the Corporation and shall have the right to execute deeds, mortgages, bonds, contracts and other instruments necessary or proper to be executed in connection with the Corporation’s regular business and may authorize any other officer of the Corporation, to sign, execute and acknowledge such documents and instruments in his place and stead. However, the Chief Executive Officer shall not sign any instrument which the law, these Bylaws, or the Board expressly require some other officer or agent of the Corporation to sign and execute. In general, the Chief Executive Officer shall perform all duties incident to the office of the Corporation’s principal executive officer and such other duties as the Board may prescribe from time to time.

7.8	President. The President shall be an executive officer reporting on a straight line to the Chief Executive Officer. The President shall have such authority as designated by the Chief Executive Officer or the Board and shall otherwise assist the Chief Executive Officer in the supervision, direction and active management of the business, property and affairs of the Corporation. In the absence of the Chief Executive Officer or in the event of his death, inability of refusal to act, the President, unless the Board determines otherwise, shall perform the duties of the Chief Executive Officer.

7.9	Vice Presidents. A Vice President shall perform such duties as the Chief Executive Officer or the Board may assign to him from time to time.

7.10	Secretary. The Secretary shall (a) keep the minutes of the meetings of the Stockholders and of the Board in one or more books for that purpose, (b) give all notices which these Bylaws or the law requires, (c) serve as custodian of the records and seal of the Corporation, (d) affix the seal of the Corporation to all documents which the Board has authorized execution on behalf of the Corporation under seal, (e) maintain a register of the address of each Stockholder of the Corporation, (f) sign, with the Chief Executive Officer, President, a Vice President, or any other officer or agent of the Corporation which the Board has authorized, certificates for shares of the Corporation, (g) have charge of the stock transfer books of the Corporation, and (h) perform all duties which the Chief Executive Officer or the Board may assign to him from time to time.

7.11	Assistant Secretaries. In the absence of the Secretary or in the event of his death, inability or refusal to act, the Assistant Secretaries in the order of their length of service as Assistant Secretary, unless the Board determines otherwise, shall perform the duties of the Secretary. When acting as the Secretary, an Assistant Secretary shall have the powers and restrictions of the Secretary. An Assistant Secretary shall perform such other duties as the Chief Executive Officer, Secretary or Board may assign from time to time.

7.12	Treasurer. The Treasurer (or if there is one, the Chief Financial Officer) shall (a) have responsibility for all funds and securities of the Corporation, (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, (c) deposit all moneys in the name of the Corporation in depositories which the Board selects, and (d) perform all of the duties which the Chief Executive Officer or the Board may assign to him from time to time.

7.13	Assistant Treasurers. In the absence of the Treasurer or in the event of his death, inability or refusal to act, the Assistant Treasurers in the order of their length of service as Assistant Treasurer, unless the Board determines otherwise, shall perform the duties of the Treasurer. When acting as the Treasurer, an Assistant Treasurer shall have the powers and restrictions of the Treasurer. An Assistant Treasurer shall perform such other duties as the Treasurer, the Chief Executive Officer, or the Board may assign to him from time to time.

7.14	Delegation of Authority. Notwithstanding any provision of these Bylaws to the contrary, the Board may delegate the powers or duties of any officer to any other officer or agent.

7.15	Action with Respect to Securities of Other Corporations. Unless the Board directs otherwise, the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of Stockholders of or with respect to any action of Stockholders of any other corporation in which the Corporation holds securities. Furthermore, unless the Board directs otherwise, the Chief Executive Officer shall exercise any and all rights and powers which the Corporation possesses by reason of its ownership of securities in another corporation.

7.16	Vacancies. The Board may fill any vacancy in any office because of death, resignation, removal, disqualification or any other cause in the manner which these Bylaws prescribe for the regular appointment to such office.

ARTICLE 8.

CONTRACTS, LOANS, DRAFTS,

DEPOSITS AND ACCOUNTS

8.1	Contracts. The Board may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation. The Board may make such authorization general or special.

8.2	Loans. Unless the Board has authorized such action, no officer or agent of the Corporation shall contract for a loan on behalf of the Corporation or issue any evidence of indebtedness in the Corporation’s name.

8.3	Drafts. The Chief Executive Officer, the President, any Vice President, the Treasurer, any Assistant Treasurer, and such other persons as the Board shall determine shall issue all checks, drafts and other orders for the payment of money, notes and other evidences of indebtedness issued in the name of or payable by the Corporation.

8.4	Deposits. The Treasurer shall deposit all funds of the Corporation not otherwise employed in such banks, trust companies, or other depositories as the Board may select or as any officer, assistant, agent or attorney of the Corporation to whom the Board has delegated such power may select. For the purpose of deposit and collection for the account of the Corporation, the Chief Executive Officer, the President or the Treasurer (or any other officer, assistant, agent or attorney of the Corporation whom the Board has authorized) may endorse, assign and deliver checks, drafts and other orders for the payment of money payable to the order of the Corporation.

8.5	General and Special Bank Accounts. The Board may authorize the opening and keeping of general and special bank accounts with such banks, trust companies, or other depositories as the Board may select or as any officer, assistant, agent or attorney of the Corporation to whom the Board has delegated such power may select. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

ARTICLE 9.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

9.1	Certificates for Shares. Every owner of stock of the Corporation shall have the right to receive a certificate or certificates, certifying to the number and class of shares of the stock of the Corporation which he owns. The Board shall determine the form of the certificates for the shares of stock of the Corporation. The Secretary, transfer agent, or registrar of the Corporation shall number the certificates representing shares of the stock of the Corporation in the order in which the Corporation issues them. The President or any Vice President and the Secretary or any Assistant Secretary shall sign the certificates in the name of the Corporation. Any or all certificates may contain facsimile signatures. In case any officer, transfer agent, or registrar who has signed a certificate, or whose facsimile signature appears on a certificate, ceases to serve as such officer, transfer agent, or registrar before the Corporation issues the certificate, the Corporation may issue the certificate with the same effect as though the person who signed such certificate, or whose facsimile signature appears on the certificate, was such officer, transfer agent, or registrar at the date of issue. The Secretary, transfer agent, or registrar of the Corporation shall keep a record in the stock transfer books of the Corporation of the names of the persons, firms or corporations owning the stock represented by the certificates, the number and class of shares represented by the certificates and the dates thereof and, in the case of cancellation, the dates of cancellation. The Secretary, transfer agent, or registrar of the Corporation shall cancel every certificate surrendered to the Corporation for exchange or transfer. Except in the case of a lost, destroyed, stolen or mutilated certificate, the Secretary, transfer agent, or registrar of the Corporation shall not issue a new certificate in exchange for an existing certificate until he has cancelled the existing certificate.

9.2	Transfer of Shares. A holder of record of shares of the Corporation’s stock, or his attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary, transfer agent or registrar of the Corporation, may transfer his shares only on the stock transfer books of the Corporation. Such person shall furnish to the Secretary, transfer agent, or registrar of the Corporation proper evidence of his authority to make the transfer and shall properly endorse and surrender for cancellation his exiting certificate or certificates for such shares. Whenever a holder of record of shares of the Corporation’s stock makes a transfer of shares for collateral security, the Secretary, transfer agent, or registrar of the Corporation shall state such fact in the entry of transfer if the transferor and the transferee request.

9.3	Lost Certificates. The Board may direct the Secretary, transfer agent, or registrar of the Corporation to issue a new certificate to any holder of record of shares of the Corporation’s stock claiming that he has lost such certificate, or that someone has stolen, destroyed or mutilated such certificate, upon the receipt of an affidavit from such holder to such fact. When authorizing the issue of a new certificate, the Board, in its discretion may require as a condition precedent to the issuance that the owner of such certificate give the Corporation a bond of indemnity in such form and amount as the Board may direct.

9.4	Regulations. The Board may make such rules and regulations, not inconsistent with these Bylaws, as it deems expedient concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation. The Board may appoint or authorize any officer or officers to appoint one or more transfer agents, or one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

9.5	Holder of Record. The Corporation may treat as absolute owners of shares the person in whose name the shares stand of record as if that person had full competency, capacity and authority to exercise all rights of ownership, despite any knowledge or notice to the contrary or any description indicating a representative, pledge or other fiduciary relation, or any reference to any other instrument or to the rights of any other person appearing upon its record or upon the share certificate. However, the Corporation may treat any person furnishing proof of his appointment as a fiduciary as if he were the holder of record of the shares.

9.6	Treasury Shares. Treasury shares of the Corporation shall consist of shares which the Corporation has issued and thereafter acquired but not cancelled. Treasury shares shall not carry voting or dividend rights.

ARTICLE 10.

INDEMNIFICATION

10.1	Actions Other Than by or In the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Stockholder, director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not create, of itself, a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

10.2	Actions By or In the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Stockholder, director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Stockholder, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a member or any committee or similar body, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation, except that the Corporation shall make no indemnification in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

10.3	Determination of Right to Indemnification. The Corporation shall not indemnify any person under Section 10.01 or Section 10.02, in the absence of a court order, unless authorized in the specific case upon a determination that the director, officer, employee or agent has met the applicable standard of conduct set forth in Section 10.01 or Section 10.02. One of the following shall make the determination: (a) the Board, by a majority vote of a quorum of directors not a party to the action, suit or proceeding; (b) absent a quorum or at the direction of a quorum of disinterested directors, independent legal counsel, by a written opinion; or (c) the Stockholders.

10.4	Indemnification Against Expenses of Successful Party. Notwithstanding the other provisions of this Article 10, to the extent that a Stockholder, director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 10.01 or Section 10.02 of these Bylaws, or in defense of any claim, issue or matter therein, the Corporation shall indemnify him against expenses (including attorneys’ fees) which he actually and reasonably has incurred in connection therewith.

10.5	Advance of Expenses. If the Corporation ultimately determines that the Corporation should not indemnify any person pursuant to the provisions of this Article 10, the Corporation nevertheless may pay his expenses incurred in defending an action or proceeding in advance of the final disposition of such action or proceeding upon specific authorization by the Board and upon his delivery to the Board of an undertaking to repay such amount.

10.6	Other Rights and Remedies. The indemnification provided by this Article 10 shall not be deemed exclusive and is declared expressly to be nonexclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of Stockholders or disinterested directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such office. In addition, the indemnification, provided by this Article 10 shall continue as to any person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

10.7	Insurance. Upon resolution passed by the Board, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Stockholder, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article 10.

10.8	Constituent Corporations. For the purposes of this Article 10, references to “the Corporation” include in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body, shall stand in the same position under the provisions of this Article 10 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its existence had continued.

10.9	Other Insurance. The Corporation shall reduce the amount of the indemnification of any person pursuant to the provisions of this Article 10 by the amount which such person collects as indemnification (a) under any policy of insurance which the Corporation purchased and maintained on his behalf or (b) from another corporation, partnership, joint venture, trust or other enterprise.

10.10	Public Policy. Nothing contained in this Article 10, or elsewhere in these Bylaws, shall operate to indemnify any director or officer if such indemnification is contrary to law, either as a matter of public policy, or under the provisions of the Federal Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other applicable state or Federal law.

ARTICLE 11.

TAKEOVER OFFERS

In the event the Corporation receives a takeover offer, the Board of Directors shall consider all relevant factors in evaluating such offer, including, but not limited to, the terms of the offer, and the potential economic and social impact of such offer on the Corporation’s Stockholders, employees, customers, creditors and community in which it operates.

ARTICLE 12.

NOTICES

12.1	General. Whenever these Bylaws require notice to any Stockholder, director, officer or agent, such notice does not mean personal notice. A person may give effective notice under these Bylaws in every case by depositing a writing in a post office or letter box in a postpaid, sealed wrapper, or by dispatching a prepaid telegram addressed to such Stockholder, director, officer or agent at his address on the books of the Corporation. Unless these Bylaws expressly provide to the contrary, the time when the person sends notice shall constitute the time of the giving of notice.

12.2	Waiver of Notice. Whenever the law or these Bylaws require notice, the person entitled to said notice may waive such notice in writing, either before or after the time stated therein.

ARTICLE 13.

MISCELLANEOUS

13.1	Facsimile Signatures. In addition to the use of facsimile signatures which these Bylaws specifically authorize, the Corporation may use such facsimile signatures of any officer or officers, agents or agent, of the Corporation as the Board or a committee of the Board may authorize.

13.2	Corporate Seal. The Board may provide for a suitable seal containing the name of the Corporation, of which the Secretary shall be in charge. The Treasurer, any Assistant Secretary, or any Assistant Treasurer may keep and use the seal or duplicates of the seal if and when the Board or a committee of the Board so directs.

13.3	Fiscal Year. The Board shall have the authority to fix and change the fiscal year of the Corporation.

ARTICLE 14.

AMENDMENTS

Subject to the provisions of the Certificate of Incorporation, the Stockholders or the Board may amend or repeal these Bylaws at any meeting.

The undersigned hereby certifies that the foregoing constitutes a true and correct copy of the Bylaws of the Corporation as adopted by the Directors on the      day of                     , 2016.

Executed as of this     th day of                     , 2016.

R. Douglas Orr, Secretary

Annex B

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

April 27, 2016

Board of Directors

First Cash Financial Services, Inc.

690 East Lamar Blvd., Suite 400

Arlington, Texas 76011

Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to First Cash Financial Services, Inc. (“First Cash”) of the Exchange Ratio (as defined below) provided for pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among First Cash, Frontier Merger Sub, LLC, a wholly owned subsidiary of First Cash (“Merger Sub”), and Cash America International, Inc. (“Cash America”). As more fully described in the Merger Agreement, (i) Cash America will be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving corporation in the Merger and wholly owned subsidiary of First Cash, and (ii) each outstanding share of the common stock, par value $0.10 per share, of Cash America (“Cash America Common Stock”) will be converted in the Merger into the right to receive 0.840 (the “Exchange Ratio”) of a share of the common stock, par value $0.01 per share, of First Cash (“First Cash Common Stock”).

In arriving at our opinion, we have reviewed an execution version, provided to us on April 27, 2016, of the Merger Agreement and certain publicly available business and financial information relating to First Cash and Cash America. We also have reviewed certain other information relating to First Cash and Cash America provided to or discussed with us by the respective managements of First Cash and Cash America, including financial forecasts and estimates relating to First Cash and Cash America prepared by the respective managements of First Cash and Cash America, and we have met with the respective managements of First Cash and Cash America to discuss the businesses and prospects of First Cash and Cash America. We also have considered certain financial and stock market data of First Cash and Cash America, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of First Cash and Cash America, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for First Cash and Cash America that we have been directed by the management of First Cash to utilize in our analyses, the managements of First Cash and Cash America have advised us, and we have assumed, with your consent, that such forecasts and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of First Cash and Cash America, as the case may be, as to the future financial performance of First Cash and Cash America, respectively. With respect to the estimates provided to us by the management of First Cash regarding potential net cost and other savings anticipated by such management to result from the Merger, the management of First Cash has advised us, and we have assumed, with your consent, that such estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to such net cost and other savings and we further have assumed, with your consent, that such net cost and other savings will be realized in the amounts and at the times indicated. We have relied, with your consent and without independent verification, upon the assessments of the managements of First Cash and Cash America as to, among other things, (i) matters relating to the separation of Enova International, Inc. (“Enova”) from Cash America

Board of Directors

First Cash Financial Services, Inc.

April 27, 2016

consummated in November 2014 (the “Spin-off”), the expected monetization of the remaining position of Cash America in Enova and any tax indemnities and other arrangements relating to the Spin-off, (ii) the potential impact on First Cash and Cash America of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the pawn and consumer finance industries and the businesses and operations of First Cash and Cash America and (iii) the ability to integrate the operations of First Cash and Cash America. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on First Cash, Cash America or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that any currency or exchange rate fluctuations associated with the businesses of First Cash will not be meaningful in any respect to our analyses or opinion.

We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on First Cash, Cash America or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion and that the Merger will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of First Cash have advised us, and we also have assumed, with your consent, that the terms of the Merger Agreement, when executed, will conform in all material respects to the terms reflected in the execution version reviewed by us. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of First Cash, Cash America or any other entity, nor have we been furnished with any such evaluations or appraisals. We have not been requested to conduct, and we have not conducted, a review of loan portfolios or individual credit files or allowances for losses with respect thereto nor have we made any analysis of, and we express no opinion as to, the collectability or future performance of any such loans or the adequacy or sufficiency of such allowances for losses or related matters. We have assumed, with your consent, that the respective allowances for losses of First Cash and Cash America are, and on a pro forma basis will be, adequate and sufficient to cover loan losses. We also have assumed, with your consent, that the Merger will qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any opinion with respect to tax, accounting, regulatory, legal or similar matters, and we have relied, with your consent, upon the assessments of representatives of First Cash and Cash America as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to First Cash of the Exchange Ratio and does not address any other aspect or implication of the Merger, including, without limitation, the form or structure of the Merger, any indemnification or other arrangements relating to the Spin-off, any governance arrangements or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Our opinion also does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. We are not expressing any opinion as to what the value of First Cash Common

Board of Directors

First Cash Financial Services, Inc.

April 27, 2016

Stock actually will be when issued pursuant to the Merger or the prices at which First Cash Common Stock, Cash America Common Stock or other securities will trade or be transferable at any time. Our opinion also does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to First Cash, nor does it address the underlying business decision of First Cash to proceed with the Merger.

We have acted as financial advisor to First Cash in connection with the Merger and will receive a fee for our services, of which a portion was payable in connection with our engagement and the principal portion is contingent upon consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion and may be entitled to an additional fee, at the sole discretion of First Cash, upon consummation of the Merger. In addition, First Cash has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates may provide investment banking or other financial services to First Cash, Cash America and their respective affiliates in the future, including in connection with financings relating to the Merger, for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of First Cash, Cash America and their respective affiliates and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of First Cash (in its capacity as such) in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to First Cash.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

Annex C

Jefferies

April 27, 2016

The Board of Directors

Cash America International, Inc.

1600 West 7th Street

Fort Worth, TX 76102

Members of the Board:

We understand that Cash America International, Inc., a Texas corporation (the “Company”), First Cash Financial Services, Inc., a Delaware corporation (“Parent”), and Frontier Merger Sub, LLC, a Texas limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company will merge with and into Merger Sub (the “Merger”) in a transaction in which each outstanding share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”), other than shares of Company Common Stock held in the treasury of the Company or owned by the Company, Parent or any subsidiary of the Company or Parent (all of which will be retired), will be converted into the right to receive 0.84 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated April 24, 2016 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company and Parent;

(iii)	reviewed certain information furnished to us by the managements of the Company and Parent, including financial forecasts and analyses, relating to the business, operations and prospects of the Company and Parent;

(iv)	held discussions with members of senior managements of the Company and Parent concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Company Common Stock and the Parent Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	considered the potential pro forma impact of the Merger;

(vii)	compared the relative contributions of the Company and Parent to certain financial metrics of the pro forma combined company; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

As you are aware, for purposes of our opinion, we have not relied upon a comparison of the financial terms of the Merger with publicly available financial terms of certain other transactions given, in our view, the limited relevance of such transactions in the context of the Merger. In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company and Parent to us or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the managements of the Company and Parent that they are not aware of any facts or circumstances that would

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make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company or Parent, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company and Parent have informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of the Company and Parent as to the future financial performance of the Company and Parent, respectively. With respect to exchange rates reflected in such financial forecasts and estimates utilized by such managements when converting local currencies to United States dollars, we have assumed that such exchange rates are reasonable for purposes of our analyses and that any currency or exchange rate fluctuations will not be meaningful in any respect to our analyses or opinion. We express no opinion as to the financial forecasts provided to us by the Company and Parent, or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company or Parent, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Merger to any holder of Company Common Stock. You have advised us that the Merger will qualify as a tax-free reorganization for federal income tax purposes. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or part of the Company or any other alternative transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Company Common Stock. We express no opinion as to the price at which shares of Company Common Stock or Parent Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Consideration to be received by holders of shares of Company Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Merger. We also will be

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reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have in the past provided financial advisory and financing services to Enova International Inc. (“Enova”), a former wholly-owned subsidiary of the Company that was separated in a spin-off transaction, including, in the past two years, having acted as (i) sole bookrunner for a security offering of Enova and (ii) sole arranger for a securitization transaction for Enova, and may continue to do so and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to such holders.

Very truly yours,

JEFFERIES LLC

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